  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 24, 1996

                                                      REGISTRATION NO. 33-64467
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 5
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                           VIACOM INTERNATIONAL INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE                      4841              04-2980402
   (STATE OR OTHER
   JURISDICTION OF
   INCORPORATION OR
    ORGANIZATION)
           (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)
                                                     (IRS EMPLOYER
                                                  IDENTIFICATION NO.)

                                 1515 BROADWAY
                           NEW YORK, NEW YORK 10036
                                (212) 258-6000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------
                           PHILIPPE P. DAUMAN, ESQ.
          DEPUTY CHAIRMAN, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL,
                  CHIEF ADMINISTRATIVE OFFICER AND SECRETARY
                           VIACOM INTERNATIONAL INC.
                                 1515 BROADWAY
                           NEW YORK, NEW YORK 10036
                                (212) 258-6000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------
                                  COPIES TO:
                            STEPHEN T. GIOVE, ESQ.
                          CREIGHTON O'M. CONDON, ESQ.
                              SHEARMAN & STERLING
                             599 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10022

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable after this Registration Statement becomes effective and the other conditions to the commencement of the Exchange Offer described herein have been satisfied or waived.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                              PROPOSED       PROPOSED
 TITLE OF EACH CLASS OF        AMOUNT         MAXIMUM        MAXIMUM      AMOUNT OF
    SECURITIES TO BE           TO BE       OFFERING PRICE   AGGREGATE    REGISTRATION
       REGISTERED            REGISTERED       PER UNIT    OFFERING PRICE     FEE
- -------------------------------------------------------------------------------------
Class A Common Stock,
 $100.00 par value per
 share.................   6,257,961 shares      N.A.       $597,927,423  $206,183(1)
- -------------------------------------------------------------------------------------
Series A Senior
 Cumulative Exchangeable
 Preferred Stock,
 $100.00 par value per
 share(2)..............   6,257,961 shares      N.A.           N.A.          N.A.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

(1) An additional registration fee in the amount of $1,777 is being paid herewith pursuant to Rule 457(a) under the Securities Act, as amended, in connection with the registration of an additional 64,514 shares of Class A Common Stock. The additional registration fee has been calculated in accordance with Rule 457(f) under the Securities Act, as amended, based on the market value of the shares of Viacom Class A Common Stock and Class B Common Stock to be received in exchange for the shares of the registrant's securities registered pursuant hereto ($37.53, which was the average of the averages of the high and low prices per share of Viacom Class A Common Stock and Class B Common Stock on the American Stock Exchange, Inc. on June 17, 1996). A filing fee of $171,025 in respect of the 5,000,000 shares of Class A Common Stock initially registered under this Registration Statement was previously paid on November 20, 1995 and a filing fee of $33,381 in respect of the 1,193,447 additional shares of Class A Common Stock registered under this Registration Statement was previously paid on June 19, 1996.
(2) Represents shares of Series A Senior Cumulative Exchangeable Preferred Stock underlying the Registrant's Class A Common Stock, all of which will be issuable to holders of Class A Common Stock automatically, and without any further consideration, upon the subscription by a third party for shares of the registrant's Class B Common Stock.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                           VIACOM INTERNATIONAL INC.

  Cross Reference Sheet pursuant to Rule 404(a) of the Securities Act of 1933 and Item 501(b) of Regulation S-K, showing the location or heading in the Offering Circular-Prospectus of the information required by Part I of Form S-4.

         S-4 ITEM NUMBER AND CAPTION                LOCATION OR CAPTION IN PROSPECTUS
         ---------------------------                ---------------------------------
A. Information About the Transaction
   1. Forepart of Registration Statement and
      Outside Front Cover Page of Prospectus.  Outside Front Cover Page of Prospectus
   2. Inside Front and Outside Back Cover
      Pages of Prospectus....................  Inside Front Cover Page of Prospectus;
                                               Available Information; Incorporation of
                                               Certain Documents by Reference; Table of
                                               Contents
   3. Risk Factors, Ratio of Earnings to
      Fixed Charges and Other Information....  Transaction Overview; Summary; Unaudited
                                               Pro Forma Condensed Consolidated Financial
                                               Statements of Viacom; Unaudited Pro Forma
                                               Condensed Combined Financial Statements of
                                               VII Cable; Selected Combined Historical
                                               Financial Data of VII Cable; Market Prices,
                                               Trading and Dividend Information; Risk
                                               Factors
   4. Terms of the Transaction...............  Transaction Overview; Summary; The
                                               Transaction; The Exchange Offer;
                                               Arrangements among Viacom, Viacom
                                               International, TCI and TCI Cable;
                                               Description of VII Cable Capital Stock;
                                               Comparison of Rights of Stockholders of
                                               Viacom and VII Cable; Relationship between
                                               Viacom and VII Cable; Relationship between
                                               VII Cable and TCI after the Exchange Offer;
                                               Certain Federal Income Tax Consequences
   5. Pro Forma Financial Information........  Unaudited Pro Forma Condensed Consolidated
                                               Financial Statements of Viacom; Unaudited
                                               Pro Forma Condensed Combined Financial
                                               Statements of VII Cable
   6. Material Contacts with the Company
      Being Acquired.........................  Management; Arrangements among Viacom,
                                               Viacom International, TCI and TCI Cable;
                                               Relationship between Viacom and VII Cable;
                                               Relationship between VII Cable and TCI
                                               after the Exchange Offer
   7. Additional Information Required for
      Reoffering by Persons and Parties
      Deemed to Be Underwriters..............  Not Applicable
   8. Interests of Named Experts and
      Counsel................................  Not Applicable
   9. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities............................  Not Applicable

         S-4 ITEM NUMBER AND CAPTION                 LOCATION OR CAPTION IN PROSPECTUS
         ---------------------------                 ---------------------------------
B. Information About the Registrant
  10. Information with Respect to S-3
      Registrants..............................  Not Applicable
  11. Incorporation of Certain Information by
      Reference................................  Not Applicable
  12. Information with Respect to S-2 or S-3
      Registrants..............................  Not Applicable
  13. Incorporation of Certain Information by
      Reference................................  Not Applicable
  14. Information with Respect to Registrants
      Other than S-2 or S-3 Registrants........  Summary; Market Prices, Trading and
                                                 Dividend Information; Selected Combined
                                                 Historical Financial Data of VII Cable;
                                                 Management's Discussion and Analysis of
                                                 Financial Condition and Results of
                                                 Operations of VII Cable; Business of VII
                                                 Cable; Description of Certain Indebtedness
                                                 of VII Cable; Financial Statements of VII
                                                 Cable
C. Information About the Company Being Acquired
  15. Information with Respect to S-3            Available Information; Incorporation of
      Companies................................  Certain Documents by Reference; Summary
  16. Information with Respect to S-2 or S-3
      Companies................................  Not Applicable
  17. Information with Respect to Companies
      Other than S-2 or S-3 Companies..........  Not Applicable
D. Voting and Management Information
  18. Information if Proxies, Consents or
      Authorizations are to be Solicited.......  Not Applicable
  19. Information if Proxies, Consents or
      Authorizations are not to be Solicited in  Risk Factors; The Transaction; Business of
      an Exchange Offer........................  VII Cable; Management; Security
                                                 Ownership of VII Cable Common Stock;
                                                 Security Ownership of Certain Beneficial
                                                 Owners and Management of Viacom
                                                 Common Stock; Arrangements among
                                                 Viacom, Viacom International, TCI and TCI
                                                 Cable; Description of Certain Indebtedness
                                                 of VII Cable; Relationship between Viacom
                                                 and VII Cable

OFFERING CIRCULAR - PROSPECTUS

                                     LOGO
                               OFFERING CIRCULAR
                           VIACOM INTERNATIONAL INC.
               (TO BE RENAMED TCI PACIFIC COMMUNICATIONS, INC.)
                                  PROSPECTUS

  Offer by Viacom to exchange a total of 6,257,961 shares of Class A Common Stock (having a par value of $100 per share and an aggregate par value of $625,796,100) of a company (as further defined below, "VII Cable") that will own the cable operations currently owned by Viacom for shares of Viacom Class A Common Stock or Viacom Class B Common Stock, at an exchange ratio of not more than .47 nor less than .4075 of a share of VII Cable for each share of Viacom Class A Common Stock or Viacom Class B Common Stock tendered. Each share of Class A Common Stock of VII Cable will automatically and immediately convert into one share of 5% Class A Senior Cumulative Exchangeable Preferred Stock of VII Cable upon the purchase of shares of Class B Common Stock of VII Cable by a wholly owned subsidiary ("TCI Cable") of Tele-Communications, Inc. ("TCI"). On and after the fifteenth day following the fifth anniversary of the date of issuance, VII Cable may redeem shares of such 5% Class A Senior Cumulative Exchangeable Preferred Stock at redemption prices which decline ratably from $102.50 to $100 per share (plus accrued and unpaid dividends to the date of redemption) between the fifth and eighth anniversaries of the date of issuance. On the tenth anniversary of the date of issuance VII Cable is required to redeem such 5% Class A Senior Cumulative Exchangeable Preferred Stock for $100 per share, plus accrued and unpaid dividends to the date of redemption. Unless previously redeemed, each share of such 5% Class A Senior Cumulative Exchangeable Preferred Stock is exchangeable at the option of the holder after the fifth anniversary of the date of issuance for a number of shares of TCI Stock (as defined below) at the exchange rate determined as described herein, which will be announced on the second business day prior to the expiration of the exchange offer described herein. Dividends and payments upon optional or mandatory redemption of shares of such 5% Class A Senior Cumulative Exchangeable Preferred Stock may be paid in cash, shares of TCI Stock or any combination thereof, at the option of VII Cable. See "Index of Defined Terms" beginning on page xiv for the location of the definitions of capitalized terms used herein.

                                ---------------

      THE  EXCHANGE OFFER, PRORATION  PERIOD AND WITHDRAWAL  RIGHTS WILL
             EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME ON JULY
                    22, 1996, UNLESS THE EXCHANGE OFFER  IS
                          EXTENDED.

      SEE  "RISK  FACTORS" BEGINNING  ON  PAGE 22  FOR  A DISCUSSION  OF
             CERTAIN  FACTORS   THAT  SHOULD  BE   CONSIDERED  IN
                    CONNECTION WITH THE EXCHANGE OFFER.

                                ---------------

  On June 20, 1996, the 5% Class A Senior Cumulative Exchangeable Preferred Stock was approved for quotation on the Nasdaq National Market under the symbol "TPAPV." On July 24, 1995, the last trading day prior to the announcement of the Transaction, the closing sale prices per share of Viacom Class A Common Stock and Viacom Class B Common Stock on the American Stock Exchange (the "AMEX") were $50 and $50 1/4, respectively. Effective August 3, 1995, TCI amended its Restated Certificate of Incorporation to, among other things, redesignate its Class A Common Stock, par value $1.00 per share ("TCI Class A Common Stock"), as Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("TCI Stock"). On July 24, 1995, the closing sale price per share of the TCI Class A Common Stock on the Nasdaq National Market was $23 13/16. On June 21, 1996, the closing sale prices per share of Viacom Class A Common Stock and Viacom Class B Common Stock on the AMEX were $38 3/4 and $40 1/8, respectively, and the closing sale price per share of TCI Stock on the Nasdaq National Market was $18 5/8 per share.



                                ---------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
     COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  PASSED  UPON  THE
      ACCURACY OR  ADEQUACY OF THIS OFFERING  CIRCULAR - PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

                 The Dealer Manager for the Exchange Offer is:
                        WASSERSTEIN PERELLA & CO., INC.
       The date of this Offering Circular - Prospectus is June 24, 1996.

                             TRANSACTION OVERVIEW

  Viacom Inc. ("Viacom") is offering you the opportunity to exchange some or all of your shares of Viacom for shares of VII Cable, a company that will, upon consummation of the transactions described herein, (i) own the cable operations currently owned by Viacom, (ii) ultimately become a wholly owned subsidiary of TCI, and be called TCI Pacific Communications, Inc. and (iii) have a capital structure consisting principally of $1.35 billion of bank debt, $625,796,100 of preferred equity and $350 million of common equity. Although the shares you would receive in such exchange offer will initially be common stock, they will automatically and immediately convert (as described below) into preferred stock having an annual dividend of 5% of its $100 par value and will be exchangeable into shares of TCI Stock after five years. You will not take physical possession of that common stock. Because it is possible that all payments made in respect of that preferred stock, whether in respect of dividends or mandatory or optional redemption, may be made in shares of TCI Stock, you may ultimately own only shares of TCI Stock in lieu of the shares of Viacom you tendered in the exchange offer. If you elect not to participate in this exchange offer, you would continue to own common stock in Viacom, a diversified entertainment and publishing company, which will (i) no longer own any cable operations (which represented approximately 4% and 7% of Viacom's consolidated revenues and operating income during 1995, respectively, and 4% of Viacom's consolidated total assets as of December 31, 1995), (ii) have reduced its aggregate bank debt by approximately $1.7 billion and (iii) have reduced the total number of shares of its outstanding common stock by approximately 4%.

  Throughout this Offering Circular - Prospectus we refer to your opportunity to exchange as the "Exchange Offer." Because the Exchange Offer is unusual and involves a series of steps, this condensed discussion will summarize the choices and considerations facing a holder of either class of common stock of Viacom. When we talk about Viacom's Class A Common Stock and Class B Common Stock elsewhere in this Offering Circular -Prospectus we refer to that stock as "Viacom Common Stock." Please be careful not to confuse Viacom Class A and Class B Common Stock with VII Cable Class A and Class B Common Stock, which are discussed below. Finally, when we refer to "VII Cable Preferred Stock" we mean the shares of preferred stock that will ultimately be issued to successful participants in the Exchange Offer.

  AS THIS DISCUSSION IS JUST A SUMMARY, IT IS QUALIFIED BY (AND YOU ARE STRONGLY URGED TO CAREFULLY READ AND CONSIDER) THE MUCH MORE DETAILED INFORMATION CONTAINED IN THE REST OF THIS OFFERING CIRCULAR - PROSPECTUS.

BACKGROUND INFORMATION

  Prior to the commencement of the transaction, Viacom International Inc. has been a wholly owned subsidiary of Viacom Inc. Viacom International, in turn, owns numerous businesses, including Paramount Pictures, MTV Networks, Showtime Networks and Simon & Schuster, among many others. Included in those businesses are cable television distribution systems located in California, Washington, Oregon, Tennessee and Ohio, which serve an aggregate of approximately 1.2 million customers. Throughout this Offering Circular - Prospectus, the business of Viacom International that operates those cable television systems is referred to as the "Cable Business." However, Viacom International Inc. is referred to as "Viacom International" so long as it still owns all the many businesses described in the preceding paragraph and is referred to as "VII Cable" when we are only referring to the Cable Business.

STRUCTURE OF THE TRANSACTION

  On July 24, 1995, Viacom, Viacom International and a newly created wholly owned subsidiary of Viacom International (which is referred to in this Offering Circular - Prospectus as "Viacom Services") entered into agreements with TCI and TCI Cable, which provide for the Steps described below. As you will see, the structure of the transaction is such that Viacom and its family of subsidiaries will look about the same before and after the Exchange Offer, with the only difference being that Viacom will no longer own the Cable Business and will have reduced the debt on its balance sheet by approximately $1.7 billion.

 STEP 1. Viacom commences the
Exchange Offer described here-
in. Set forth below is a dia-
gram which shows the structure
of the relevant Viacom compa-
nies at the commencement of the
Exchange Offer.

                                                        LOGO
- --------------------------------------------------------------------------------
 STEP 2. Immediately prior to
the expiration of the Exchange
Offer, scheduled to be 20 busi-
ness days after commencement,
Viacom International will bor-
row $1.7 billion from a group
of bank lenders. This borrow-
ing, which is shown below, is
referred to in this Offering
Circular - Prospectus as the
"Loan" and the $1.7 billion is
referred to as the "Loan Pro-
ceeds."



                                                      LOGO


- --------------------------------------------------------------------------------
 STEP 3. On the same date the
Exchange Offer is completed
(which will occur shortly after
its expiration), all of the
Viacom International assets re-
lating to its businesses other
than the Cable Business (which
are referred to as the "Non-Ca-
ble Businesses"), together with
the Loan Proceeds of $1.7 bil-
lion, will be transferred to
Viacom Services (as shown be-
low). In addition, Viacom Serv-
ices will assume Viacom
International's outstanding
public debt securities and
guarantees, bank debt and all
of the liabilities related to
the Non-Cable Businesses (as
shown below). (Prior to these
transfers Viacom Services will
have no assets or liabilities.)
Viacom International will, how-
ever, keep the obligation to
repay the Loan and all of the
liabilities related to the Ca-
ble Business (other than cer-
tain nonmaterial specified lia-
bilities which will be trans-
ferred to Viacom Services).

                                                      LOGO

  STEP 4. In order to leave the Non-Cable Businesses and the Loan Proceeds be-hind with Viacom after completion of the Exchange Offer, Viacom International will transfer its ownership of Viacom Services to Viacom. After this transfer Viacom International is referred to in this Offering Circular - Prospectus as "VII Cable." As shown below, as a result of the first four steps, Viacom will have two separate wholly owned subsidiaries: VII Cable, which will own only the Cable Business and will have retained the obligation to repay the Loan; and Viacom Services, which will own all of what initially were the non-cable busi-nesses of Viacom International and the transferred debt and liabilities and hold the Loan Proceeds of $1.7 billion. Viacom's $625,796,100 ownership inter-est in VII Cable will be represented by 6,257,961 shares of a new class of stock ($100 par value per share) which we call "VII Cable Class A Common Stock." Do not confuse this with Viacom's Class A Common Stock.

                                      LOGO

- --------------------------------------------------------------------------------

  STEP 5. Viacom will consummate the Exchange Offer, assuming that a sufficient number of shares of Viacom Common Stock are tendered so as to enable Viacom to exchange its entire $625,796,100 ownership interest in VII Cable for shares of Viacom Common Stock. The condition that there be tendered a sufficient number of shares of Viacom Common Stock to enable Viacom to exchange such $625,796,100 ownership interest in VII Cable is a very important concept that appears throughout this Offering Circular - Prospectus and is referred to as the "Trig-ger Amount." We direct your attention to the further discussion of this concept under the heading "Exchange Procedure" below. As shown below, after this Step 5, VII Cable will no longer be a subsidiary of Viacom and will be wholly owned by the successful participating Viacom stockholders.

                                      LOGO

  STEP 6. VII Cable will issue all of the VII Cable Class B Common Stock to TCI Cable for $350 million. This will occur immediately after completion of the Exchange Offer. Upon that issuance, the VII Cable Class A Common Stock will au-tomatically and immediately become VII Cable Preferred Stock. As shown below, after this Step 6, the only common stock of VII Cable outstanding will be VII Cable Class B Common Stock, all of which will be owned by TCI Cable, and those Viacom stockholders whose shares are accepted for exchange in the Exchange Of-fer will own all of the outstanding shares of VII Cable Preferred Stock.

                                      LOGO


THE EXCHANGE PROCEDURE

  The Exchange Offer is being conducted as a modified "dutch auction." This means you will have the opportunity to pick an Exchange Ratio (within the range specified below) at which you are willing to exchange some or all of your Viacom Common Stock for shares of VII Cable Class A Common Stock (and therefore ultimately for shares of VII Cable Preferred Stock). Whether and to what extent you will have your tendered shares accepted for exchange in the Exchange Offer will depend upon how the Exchange Ratio specified by you compares to Exchange Ratios specified by other tendering Viacom stockholders. In other words, a "dutch auction" is a competitive bid between you and other Viacom stockholders where the Final Exchange Ratio is the lowest bid which enables Viacom to exchange all of the shares of VII Cable Class A Common Stock.

  If you elect to participate in the Exchange Offer you must decide what portion of a share of VII Cable Class A Common Stock (and, therefore, of a share of VII Cable Preferred Stock) you would be willing to receive for each share of Viacom Common Stock you choose to tender in the Exchange Offer. That relationship (i.e., that portion of a share of VII Cable Class A Common Stock (and, therefore, of a share of VII Cable Preferred Stock) which you are willing to accept in exchange for each share of Viacom Common Stock tendered) is referred to throughout the Offering Circular - Prospectus as the "Exchange Ratio." Viacom has established a range within which stockholders may select an Exchange Ratio (which is referred to in this Offering Circular - Prospectus as the "Exchange Ratio Range"). At the bottom of this range, which is referred to in this Offering Circular - Prospectus as the "Minimum Exchange Ratio," a successful participating stockholder would receive .4075 of a share of VII Cable Class A Common Stock for each share of Viacom Common Stock tendered. At the top of this range, which is referred to in this Offering Circular -
 Prospectus as the "Maximum Exchange Ratio," a successful participating stockholder would receive .47 of a share of VII Cable Class A Common Stock for each share of Viacom Common Stock tendered. Shortly after expiration of the Exchange Offer, Viacom will determine the lowest Exchange Ratio at or below which a sufficient number of shares of Viacom Common Stock have been tendered to satisfy the Trigger Amount. For example, since the Trigger Amount is $625,796,100, the Trigger Amount would be satisfied in any one of the following examples:

                                 NUMBER OF SHARES OF
                                 VIACOM COMMON STOCK
                               TENDERED AT OR BELOW THE
       EXCHANGE RATIO          INDICATED EXCHANGE RATIO               VALUE TENDERED
       --------------          ------------------------               --------------
           .4075                    15.36 million                      $625,796,100
           .44                      14.22 million                      $625,796,100
           .47                      13.31 million                      $625,796,100

  Said another way, the Trigger Amount will be satisfied whenever the number of shares tendered at or below a particular Exchange Ratio multiplied by that Exchange Ratio (times 100) equals or exceeds $625,796,100. The Exchange Ratio used to satisfy the Trigger Amount is referred to in this Offering Circular -
 Prospectus as the "Final Exchange Ratio." If the result is over $625,796,100, the Exchange Offer will be oversubscribed and all tendering Viacom stockholders who tendered their shares at or below the Final Exchange Ratio will be prorated. All stockholders whose shares are accepted in the Exchange Offer will receive the Final Exchange Ratio even if they tendered at an Exchange Ratio lower than the Final Exchange Ratio. Accordingly, any stockholder whose shares are accepted in the Exchange Offer will receive no less than the Exchange Ratio specified by that stockholder.

TERMS OF THE VII CABLE PREFERRED STOCK

The following is a brief description of the principal terms of the VII Cable Preferred Stock:

DIVIDENDS--5% annually of the $100 par value; cumulative and payable quarterly if declared by the Board of Directors of VII Cable. VII Cable has the right to make dividend payments in cash, shares of TCI Stock or any combination thereof. If VII Cable elects to pay any dividend payment by delivery of shares of TCI Stock, the amount of such dividend payment to be paid per share of VII Cable Preferred Stock in shares of TCI Stock (the "Stock Dividend Amount") will be equal to a number of shares of TCI Stock determined by dividing the dollar amount of the Stock Dividend Amount by an amount equal to 95% of the Average Market Price. The "Average Market Price" per share of TCI Stock on any date of determination means the average of the daily closing sale prices of the TCI Stock on the Nasdaq National Market for the ten consecutive dates on which the Nasdaq National Market is open for the transaction of business ending on the third such day preceding the date of determination (adjusted as described herein). See "--Payments in TCI Stock" below.

  The dividend rate was determined based upon the advice of Viacom's financial advisor, Wasserstein Perella & Co., Inc. and TCI's financial advisor, Merrill Lynch & Co. (which are referred to in this Offering Circular - Prospectus as "Wasserstein Perella" and "Merrill Lynch," respectively, and collectively as the "Financial Advisors"). The dividend rate was set so that the VII Cable Preferred Stock would, in the opinion of the Financial Advisors and based upon conditions at the time they gave their advice, be expected to have a market value of approximately $100 per share immediately after completion of the transaction (assuming no change in conditions between the date of their opinion and the date of consummation of the transaction). In advising Viacom and TCI as to the dividend rate, the Financial Advisors considered various factors, including the following: (i) the other terms of the VII Cable Preferred Stock described below, (ii) VII Cable's and TCI's recent results of operations, their future prospects and those of the cable industry generally,
(iii) the terms of (including the dividend rates on), and market prices of, securities of other companies considered to be comparable to VII Cable and TCI, and (iv) general economic, financial and market conditions prevailing at the time that the dividend rate was set. The dividend rate was determined based on conditions as of June 21, 1996 and may not be the rate that the Financial Advisors would have recommended if the rate were determined at the end of the Exchange Offer based on conditions at that time. Furthermore, the Financial Advisors' advice does not constitute an assurance that the VII Cable Preferred Stock will not trade below $100 per share initially or at any time thereafter. See "Risk Factors--Uncertainties with Respect to Setting the Dividend Rate."

LIQUIDATION PREFERENCE; RANKING--In the event of a dissolution of VII Cable or similar event, holders of VII Cable Preferred Stock will be entitled to receive $100 per share, together with accrued but unpaid dividends, from the assets of VII Cable prior to any distributions to holders of any other security of VII Cable which ranks junior to the VII Cable Preferred Stock. The aggregate liquidation preference of $625,796,100 represents the difference between the estimated value of the assets of VII Cable of $2,325,796,100 (referred to in this Offering Circular - Prospectus as the "Estimated Asset Value") and the $1.7 billion Loan.

EXCHANGE PRIVILEGE--A holder of VII Cable Preferred Stock may, at its option, at any time after the fifth anniversary of the date of issuance (but subject to certain restrictions), exchange any or all of its shares of VII Cable Preferred Stock for shares of TCI Stock. The number of shares of TCI Stock that each share of VII Cable Preferred Stock will be exchangeable for (which is referred to in this Offering Circular - Prospectus as the "TCI Exchange Rate") will be determined and announced by 5:00 pm, New York City time, on the second business day prior to the expiration of the Exchange Offer by issuing a press release to the Dow Jones News Service. After that time, holders of Viacom Common Stock will also be able to obtain the initial TCI Exchange Rate from the Information Agent or the Dealer Manager at their respective telephone numbers appearing on the back cover of this Offering Circular - Prospectus. The initial TCI Exchange Rate will be obtained by dividing (i) $100 by (ii) 125% of the weighted average of the sales prices for all trades of shares of TCI Stock as reported on the Nasdaq National Market on each of the 20 full consecutive trading days ending on such business day. The TCI Exchange Rate will be subject to adjustment as described in this Offering Circular -
 Prospectus. For example, if the 20-day average market price of a share of TCI Stock on the second business day prior to the expiration of the Exchange Offer was $20 per share, a 25% premium on such price would result in a $25 per share price and a holder of VII Cable Preferred Stock (which has a liquidation preference of $100 per share) would receive four shares of TCI Stock for every share of VII Cable Preferred Stock exchanged. Changes in the market value of the VII Cable Preferred Stock will not cause the TCI Exchange Rate to fluctuate.

OPTIONAL REDEMPTION--On and after the fifteenth day following the fifth anniversary of the date of issuance, VII Cable may redeem shares of VII Cable Preferred Stock at redemption prices which decline ratably from $102.50 to $100 per share (plus accrued and unpaid dividends to the date of redemption) between the fifth and eighth anniversaries of the date of issuance. VII Cable has the right to make optional redemption payments in cash, shares of TCI Stock or any combination thereof. See "--Payments in TCI Stock" below.

MANDATORY REDEMPTION--On the tenth anniversary of the date of issuance, VII Cable is required to redeem the VII Cable Preferred Stock for $100 per share, plus accrued and unpaid dividends to the date of redemption. VII Cable has the right to make mandatory redemption payments in cash, shares of TCI Stock or any combination thereof. See "--Payments in TCI Stock" below.

PAYMENTS IN TCI STOCK--VII Cable has the right to make dividend, optional redemption and mandatory redemption payments in cash, shares of TCI Stock or any combination of cash and TCI Stock. If payments are made in shares of TCI Stock, VII Cable will discount the market value of the TCI Stock by 5% in determining the number of shares of TCI Stock required to be issued to satisfy such payments. Accordingly, it is possible that you may only receive dividends in the form of TCI Stock and that, if you hold the VII Cable Preferred Stock through the date of any redemption, you will not receive anything other than shares of TCI Stock. Except in certain circumstances in the case of dividends, TCI is not obligated to deliver shares of TCI Stock to VII Cable for use in making any dividend or redemption (optional or mandatory) payments.

DETERMINING TO PARTICIPATE IN THE EXCHANGE OFFER

  Whether to participate in the Exchange Offer. Viacom stockholders should consider not only the value of what they are tendering in the Exchange Offer (i.e., shares of Viacom Common Stock), and the value of what they are ultimately receiving after completion of the transaction (i.e., shares of VII Cable Preferred Stock) but also considerations discussed in the first paragraph of this Transaction Overview. In valuing a share of Viacom Common Stock to be tendered in the Exchange Offer, a Viacom stockholder may wish to consider the market prices of the Viacom Common Stock as well as such stockholder's view of the future trading prices of the

Viacom Common Stock. In valuing a share of VII Cable Preferred Stock to be ultimately received after completion of the transaction, a Viacom stockholder should consider all of the factors described above under "Terms of the VII Cable Preferred Stock--Dividends," including but not limited to the fact that the dividend rate was set so that the VII Cable Preferred Stock would, in the opinion of the Financial Advisors and based upon conditions at the time they gave their advice, be expected to have a market value of approximately $100 per share (assuming no change in conditions between the date of their opinion and the date of consummation of the transaction). Please note that since the dividend rate was set prior to commencement of the Exchange Offer based on conditions as of June 21, 1996, it may not be the dividend rate that the Financial Advisors would have recommended if the rate were determined at the end of the Exchange Offer based on conditions at that time. See "Risk Factors--Uncertainties with Respect to Setting the Dividend Rate."

  Selecting an Exchange Ratio. In the event you determine to tender some or all of your shares of Viacom Common Stock in the Exchange Offer, in deciding at which Exchange Ratio to tender you should consider not only your view of the value of a single share of Viacom Common Stock and a single share of VII Cable Preferred Stock (i.e., the value ultimately to be received for that being surrendered) but the level of certainty that your tender will be accepted in the Exchange Offer. That is, even if you determine that a share of Viacom Common Stock is worth $40.75 and a share of VII Cable Preferred Stock is worth $100, you do not have to tender at an Exchange Ratio of .4075 ($40.75 divided by $100), but can tender the same share of Viacom Common Stock at a higher Exchange Ratio. Obviously, the higher the Exchange Ratio specified, the lower the likelihood that you will have your shares accepted for exchange. A tender at an Exchange Ratio above the Final Exchange Ratio will not be accepted. Because only tenders made at an Exchange Ratio equal to or less than the Final Exchange Ratio will be accepted for exchange, only tenders at the Minimum Exchange Ratio are assured of being accepted in the Exchange Offer (subject to proration and assuming the Trigger Amount is reached). In selecting an Exchange Ratio at which to tender a share of Viacom Common Stock you should remember that you based your decision in part on your view of the value of a share of VII Cable Preferred Stock. You should also remember that the market value of such a share may be different from your view of the value of such a share. If the market value of a share of VII Cable Preferred Stock is lower than the value you assumed in selecting the Exchange Ratio at which you tendered (and assuming all other things remain the same), each share of VII Cable Preferred Stock you receive will have less value than you thought it would at the Exchange Ratio you selected. For example, if you selected an Exchange Ratio of .4075 based on your view of a $100 per share value of the VII Cable Preferred Stock and the per share market value becomes $92.00, you would have only received VII Cable Preferred Stock having a value of $37.49 rather than $40.75 for each share of Viacom Common Stock which was accepted for exchange.

  Set forth below is a chart which shows the number of shares of VII Cable Preferred Stock and the value thereof that would ultimately be received (assuming no proration) after completion of the transaction for tenders of various amounts of shares of Viacom Common Stock. Also shown is the value of such amounts of Viacom Common Stock assuming various values per share.

                                                 CONSIDERATION RECEIVED FOR SHARES OF VIACOM COMMON STOCK(A)
                                                 -----------------------------------------------------------
NUMBER OF SHARES
OF VIACOM COMMON         VALUE OF VIACOM               AT THE MINIMUM                    AT THE MAXIMUM
 STOCK TENDERED     COMMON STOCK TENDERED(A)        EXCHANGE RATIO (.4075)             EXCHANGE RATIO (.47)
- ----------------  ----------------------------- --------------------------------- ---------------------------------
                  AT $40.75 AT $44.00 AT $47.00    NUMBER             VALUE          NUMBER             VALUE
                  PER SHARE PER SHARE PER SHARE   OF SHARES        PER SHARE(B)     OF SHARES        PER SHARE(B)
                  --------- --------- ---------   ---------        ------------     ---------        ------------
  1                $40.75    $44.00    $47.00              .4075    $         40.75            .47    $         47.00
  100              $4,075    $4,400    $4,700              40.75    $         4,075          47.00    $         4,700

- --------
(a) - Some amounts have been rounded. No fractional shares will be issued.
(b) - Assumes that the market value per share is equal to the par value of $100 per share. As described in "Risk Factors--Uncertainties with Respect to Setting the Dividend Rate," the VII Cable Preferred Stock may not have a market value of $100 per share immediately after completion of the transaction. As also described above, if the market value of a share of VII Cable Preferred Stock is lower than the value assumed in selecting the Exchange Ratio at which a share of Viacom Common Stock is tendered (and assuming all other things remain the same), you will receive VII Cable Preferred Stock having less value than you expected it to have at the Exchange Ratio you selected.

  For example, if you value one share of your Viacom Common Stock at $40.75 and you elect to tender that share at the Maximum Exchange Ratio of .47, assuming the $100 value per share of the VII Cable Preferred Stock, you would ultimately receive $47.00 of value if the Final Exchange Ratio is the Maximum Exchange Ratio (but if in this example the Final Exchange Ratio is below the Maximum Exchange Ratio, your shares would not have been accepted). This would be giving a 15.3% premium to your share but would be decreasing the likelihood of your successful participation in the Exchange Offer. However, if you elect to tender that same $40.75 share of Viacom Common Stock at the Minimum Exchange Ratio, with the same assumption as to the value of a share of VII Cable Preferred Stock, you would ultimately receive $40.75 of value, but you would be increasing the likelihood of your successful participation in the Exchange Offer. If you elect to tender at the Minimum Exchange Ratio, with the same assumption as to the value of a share of VII Cable Preferred Stock, you could still ultimately receive greater than $40.75 if the Final Exchange Ratio is in excess of the Minimum Exchange Ratio.

RISK FACTORS

  In considering whether or not to tender shares of Viacom Common Stock in the Exchange Offer, you should be aware that there are various risks related to an investment in VII Cable Preferred Stock. In particular, you should consider the following:

  Market Uncertainties with Respect to VII Cable Preferred Stock--The VII Cable Preferred Stock has no trading history. Even if the VII Cable Preferred Stock has a market value of approximately $100 per share immediately after the completion of the transaction, it may trade below $100 per share after that.

  Uncertainties with Respect to Setting the Dividend Rate--The dividend rate was set one business day prior to the commencement of the Exchange Offer and may not be the rate that the Financial Advisors would have recommended if the rate were determined at the end of the Exchange Offer based on conditions at that time. Therefore, the VII Cable Preferred Stock may not trade at $100 per share after completion of the transaction.

  Payments in TCI Stock--You may only receive dividends in the form of TCI Stock and if you hold the shares of VII Cable Preferred Stock through the date of any redemption, you may not receive anything other than shares of TCI Stock. Except in certain circumstances in the case of dividends, TCI is not obligated to deliver shares of TCI Stock.

  Impact of High Leverage--VII Cable's high level of debt will limit its ability to use its cash flow to grow its business.

  Controlling Stockholder--TCI will be able to control the election of the VII Cable Board and the way in which VII Cable conducts its business in the future.

  Potential Conflicts of Interest--Although intercompany arrangements between TCI and its affiliates and VII Cable and its affiliates will generally be on an arm's length basis, conflicts of interest may arise from time to time.

  Dependence on Additional Cash--VII Cable will continue to need additional cash to take advantage of technological advances and may not be able to raise such cash on terms acceptable to it.

  Rapid Technological Changes--VII Cable's business may not be able to keep pace with these changes.

  Regulation and Competition in the Cable Distribution Business--The cable distribution business is regulated by federal, state and local laws and regulations which are constantly being changed. In addition, the cable distribution business faces the potential for significant competition.

  Tax Treatment of the Transaction--Although the Internal Revenue Service has stated that the transaction will not be taxable (except for any cash received in lieu of fractional shares), if the transaction is subsequently held to be taxable, both Viacom and Viacom stockholders whose shares were accepted for exchange in the Exchange Offer could be subject to a significant amount of tax.

  The foregoing is an abbreviated discussion of the risks related to an investment in VII Cable Preferred Stock. For a more detailed discussion, see "Risk Factors" in this Offering Circular - Prospectus.

  None of Viacom, Viacom International, the Dealer Manager, the Board of Directors of Viacom and the Board of Directors of Viacom International makes any recommendation to any stockholder of Viacom whether to tender or refrain from tendering shares of Viacom Common Stock pursuant to the Exchange Offer. Each stockholder must make its own decision whether to tender shares of Viacom Common Stock pursuant to the Exchange Offer and, if so, how many shares to tender and at what Exchange Ratio to tender such shares after reading this Offering Circular - Prospectus and the TCI Prospectus and consulting with its advisors based on its own financial position and requirements. This Offering Circular - Prospectus relates to all shares of VII Cable Class A Common Stock to be distributed pursuant to the Exchange Offer and to all shares of VII Cable Preferred Stock to be issued upon conversion of the VII Cable Class A Common Stock.

  National Amusements, Inc., the owner of approximately 61% of the outstanding shares of Viacom Class A Common Stock and approximately 25% of the outstanding Viacom Common Stock, has advised Viacom that it will not participate in the Exchange Offer.

  In those jurisdictions where securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer shall be deemed to be made on behalf of Viacom by Wasserstein Perella, as Dealer Manager, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR - PROSPECTUS IN CONNECTION WITH THE OFFERING OF SECURITIES MADE BY THIS OFFERING CIRCULAR - PROSPECTUS OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY VIACOM, VIACOM INTERNATIONAL OR THE DEALER MANAGER. THIS OFFERING CIRCULAR - PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES HEREBY OR THEREBY OFFERED IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR - PROSPECTUS NOR THE EXCHANGE OF SECURITIES PURSUANT TO THIS OFFERING CIRCULAR - PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF VIACOM OR VIACOM INTERNATIONAL SINCE SUCH DATE OR, IN THE CASE OF INFORMATION INCORPORATED HEREIN BY REFERENCE, THE DATE OF FILING OF SUCH INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION").

  UNTIL 40 DAYS AFTER THE DATE OF THIS OFFERING CIRCULAR - PROSPECTUS, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                             AVAILABLE INFORMATION

  Viacom International has filed a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with the Commission with respect to the VII Cable Class A Common Stock and VII Cable Preferred Stock offered hereby (together with any amendments thereto, the "Registration Statement"). Viacom has filed a Schedule 13E-4 Issuer Tender
Offer Statement (together with any amendments thereto, the "Schedule 13E-4") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Commission with respect to the Exchange Offer. This Offering Circular
- - Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement, the Schedule 13E-4 and their respective exhibits, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the Schedule 13E-4 and the exhibits filed or incorporated as a part thereof, which are on file at the offices of the Commission and may be inspected and copied as set forth below.

  Viacom is currently subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. The Registration Statement, Schedule 13E-4, reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and should be available at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. In addition, material filed by Viacom can be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006. As of March 1, 1995, Viacom International was no longer required to file reports, proxy statements or other information with the Commission pursuant to the requirements of the Exchange Act. Instead, information with respect to Viacom International since such date has been provided, to the extent required, in filings made by Viacom. Absent an available exemption, following consummation of the Transaction, VII Cable will be required to file reports, proxy statements and other information with the Commission pursuant to the requirements of the Exchange Act. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by Viacom (File No. 1-
9553) and Viacom International (File No. 1-9554) pursuant to the Exchange Act are incorporated by reference in this Offering Circular - Prospectus:

  1. Viacom's Annual Report on Form 10-K for the year ended December 31,
     1995;

  2. Viacom's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; and

  3. Viacom's Current Reports on Form 8-K filed April 14, 1995 and January 18, 1996.

  All documents and reports filed by Viacom, if any, pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offering Circular - Prospectus and prior to the termination of the Exchange Offer shall be deemed to be incorporated herein by reference and made a part of this Offering Circular - Prospectus from the dates of filing of such documents or reports. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offering Circular - Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Offering Circular - Prospectus.

  THIS OFFERING CIRCULAR - PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF SHARES OF VIACOM COMMON STOCK, TO WHOM A COPY OF THIS OFFERING CIRCULAR - PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO VIACOM INC., 1515 BROADWAY, NEW YORK, NEW YORK 10036, ATTENTION:
MANAGER SHAREHOLDER RELATIONS (TELEPHONE NUMBER (212) 258-6700). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN). REQUESTS MAY ALSO BE MADE TO THE INFORMATION AGENT, GEORGESON & COMPANY INC., TELEPHONE NUMBER (800) 223-2064.

                       TCI PROSPECTUS - EXPLANATORY NOTE

  TCI has filed with the Commission a registration statement (the "TCI Registration Statement"), together with a related prospectus (the "TCI Prospectus"), with respect to the TCI Stock which may be issued as dividends on, or upon exchange or optional or mandatory redemption of, the VII Cable Preferred Stock. A copy of the TCI Prospectus has been mailed to each registered holder of Viacom Common Stock together with this Offering Circular
- - Prospectus.

  THIS OFFERING CIRCULAR - PROSPECTUS RELATES ONLY TO THE VII CABLE CLASS A COMMON STOCK OFFERED HEREBY AND THE UNDERLYING VII CABLE PREFERRED STOCK AND DOES NOT RELATE TO THE TCI STOCK OR OTHER SECURITIES OF TCI. TCI FILES PERIODIC AND OTHER REPORTS AND PROXY STATEMENTS WITH THE COMMISSION. VIACOM STOCKHOLDERS ARE DIRECTED TO SUCH PUBLICLY AVAILABLE DOCUMENTS AS WELL AS TO THE TCI PROSPECTUS FOR INFORMATION CONCERNING TCI AND THE TCI STOCK. NEITHER VIACOM NOR VIACOM INTERNATIONAL NOR THE DEALER MANAGER HAS PARTICIPATED IN THE PREPARATION OF SUCH DOCUMENT OR MADE ANY DUE DILIGENCE INQUIRY WITH RESPECT TO TCI. NEITHER VIACOM NOR VIACOM INTERNATIONAL NOR THE DEALER MANAGER MAKES ANY REPRESENTATION THAT SUCH TCI PROSPECTUS IS ACCURATE OR COMPLETE. VIACOM, VIACOM INTERNATIONAL AND THE DEALER MANAGER DISCLAIM ANY AND ALL LIABILITY FOR ANY UNTRUE STATEMENT OF A MATERIAL FACT IN THE TCI PROSPECTUS OR OMISSION TO STATE A MATERIAL FACT NECESSARY IN ORDER TO MAKE THE STATEMENTS THEREIN NOT MISLEADING, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE.

                               TABLE OF CONTENTS

                            PAGE
                            ----
TRANSACTION OVERVIEW......    i
AVAILABLE INFORMATION.....    x
INCORPORATION OF CERTAIN
 DOCUMENTS BY REFERENCE...   xi
TCI PROSPECTUS--
 EXPLANATORY NOTE.........  xii
INDEX OF DEFINED TERMS....  xiv
OFFERING CIRCULAR -
  PROSPECTUS SUMMARY......    1
RISK FACTORS..............   22
  Market Uncertainties
   with Respect to VII
   Cable Preferred Stock..   22
  Uncertainties with
   Respect to Setting the
   Dividend Rate..........   22
  Payments in TCI Stock...   22
  Impact of High Leverage.   22
  Controlling Stockholder.   23
  Potential Conflicts of
   Interest...............   23
  Dependence on Additional
   Capital................   24
  Rapid Technological
   Changes................   24
  Regulation and
   Competition in the
   Cable Distribution
   Business...............   24
  Tax Treatment of the
   Transaction............   25
THE TRANSACTION...........   26
  General.................   26
  Purpose and Effects of
   the Transaction........   27
  No Appraisal Rights.....   28
  Regulatory Approvals....   28
  Anticipated Accounting
   Treatment..............   29
THE EXCHANGE OFFER........   29
  Terms of the Exchange
   Offer..................   29
  Exchange of Shares of
   Viacom Common Stock....   31
  Determining to
   Participate in the
   Exchange Offer.........   33
  Procedures for Tendering
   Shares of Viacom Common
   Stock..................   34
  Guaranteed Delivery
   Procedure..............   36
  Withdrawal Rights.......   37
  Extension of Tender
   Period; Termination;
   Amendment..............   37
  Conditions to
   Consummation of the
   Exchange Offer.........   39
  Fees and Expenses.......   40
  Miscellaneous...........   41
MARKET PRICES, TRADING AND
 DIVIDEND INFORMATION.....   41
  Viacom Common Stock.....   41
  VII Cable Class A Common
   Stock and VII Cable
   Preferred Stock........   42
UNAUDITED PRO FORMA
 CONDENSED CONSOLIDATED
 FINANCIAL STATEMENTS OF
 VIACOM...................   43
UNAUDITED PRO FORMA
 CONDENSED COMBINED
 FINANCIAL STATEMENTS OF
 VII CABLE................   49
SELECTED COMBINED
 HISTORICAL FINANCIAL DATA
 OF VII CABLE.............   57

                                                                            PAGE
                                                                            ----
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS OF VII CABLE..................................................   58
BUSINESS OF VII CABLE.....................................................   65
  The Company.............................................................   65
  VII Cable's Systems.....................................................   65
  Franchises..............................................................   66
  Subscriber Services and Rates...........................................   67
  Programming.............................................................   68
  Competition.............................................................   68
  Regulation..............................................................   70
  Properties..............................................................   74
  Employees...............................................................   74
  Legal Proceedings.......................................................   74
MANAGEMENT................................................................   75
  Management Biographies..................................................   75
  Board of Directors......................................................   76
  Compensation of the Board of Directors..................................   76
  Indemnification.........................................................   76
  Compensation of Executive Officers......................................   77
SECURITY OWNERSHIP OF VII CABLE COMMON STOCK..............................   77
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF VIACOM
 COMMON STOCK.............................................................   77
ARRANGEMENTS AMONG VIACOM, VIACOM INTERNATIONAL, TCI AND TCI CABLE........   79
  Terms of the Parents Agreement..........................................   79
  Terms of the Implementation Agreement...................................   82
  Terms of the Subscription Agreement.....................................   87
  Terms of Certain Ancillary Agreements...................................   92
DESCRIPTION OF CERTAIN INDEBTEDNESS OF VII CABLE..........................   94
DESCRIPTION OF VII CABLE CAPITAL STOCK....................................   96
  General.................................................................   96
  Common Stock--General...................................................   96
  VII Cable Class A Common Stock..........................................   97
  VII Cable Class B Common Stock..........................................   97
  VII Cable Preferred Stock...............................................   97
COMPARISON OF RIGHTS OF STOCKHOLDERS OF VIACOM AND VII CABLE..............  110
RELATIONSHIP BETWEEN VIACOM AND VII CABLE.................................  112
RELATIONSHIP BETWEEN VII CABLE AND TCI AFTER THE EXCHANGE OFFER...........  112
CERTAIN FEDERAL INCOME TAX CONSEQUENCES...................................  113
  The Transaction.........................................................  113
  Ownership and Disposition of VII Cable Preferred Stock..................  113
LEGAL MATTERS.............................................................  115
EXPERTS...................................................................  115
INDEX TO COMBINED FINANCIAL STATEMENTS....................................  F-1

                             INDEX OF DEFINED TERMS

"Adjustment Amounts"...........................................                3
"Affiliate"....................................................              109
"Agent's Message"..............................................               35
"Aggregate Loan Amount"........................................               39
"AMEX"......................................................... prospectus cover
"Ancillary Agreements".........................................               93
"Anticipated Commencement Date"................................               87
"Applicable Period"............................................               93
"Approved Capital Expenditure Plan"............................               89
"ASCAP"........................................................               72
"Asset Value"..................................................               83
"Assumption of Liabilities"....................................               82
"Average Market Price".........................................                v
"Basic Subscribers"............................................               81
"Benchmark Regulations"........................................               64
"Bill of Sale".................................................               82
"BMI"..........................................................               72
"Book-Entry Transfer Facility".................................               35
"Cable Business"...............................................                i
"Cable Division Subsidiary"....................................               79
"Capital Expenditure Amount"...................................                3
"Cash Collateral Account"......................................               79
"Cash Equivalent Amount".......................................               16
"Channel Occupancy Rules"......................................               71
"Code".........................................................               25
"Commission"...................................................               ix
"Commitments to Lend"..........................................               87
"Communications Act"...........................................               24
"Conversion"...................................................                4
"Conveyance"...................................................                3
"Conveyance of Assets".........................................               82
"Copyright Act"................................................               68
"Credit Agreement".............................................               62
"Credit Facilities"............................................               94
"Dayton".......................................................               62
"DBS"..........................................................               62
"Dealer Manager"............................................... prospectus cover
"DGCL".........................................................                6
"DirecTV"......................................................               69
"Distributions"................................................                4
"Dividend Payment Date"........................................               98
"DTC"..........................................................               35
"Eligible Institution".........................................               35
"Estimated Asset Value"........................................               vi
"Estimated Net Asset Value"....................................               50
"Exchange Act".................................................                x
"Exchange Agent"...............................................               12
"Exchange Date"................................................               32
"Exchange Offer"...............................................                i
"Exchange Ratio"...............................................               iv
"Exchange Ratio Range".........................................               iv
"Exchange Time"................................................               32
"Expiration Date"..............................................               11

"Expiration Time"..............................................               11
"Extraordinary Cash Dividends".................................              103
"FCC"..........................................................                7
"Federal Funds Effective Rate".................................               95
"Final Exchange Ratio".........................................                v
"Financial Advisors"...........................................                v
"First Distribution"...........................................                1
"Fixed Amount".................................................                3
"5% Class A Senior Cumulative Exchangeable Preferred Stock".... prospectus cover
"Force Majeure Event"..........................................               38
"Force Majeure Notice".........................................               38
"HSR Act"......................................................                6
"IMP"..........................................................               19
"Implementation Agreement".....................................                2
"Inconsistent Terms"...........................................               79
"Information Agent"............................................               13
"Initial Redemption Date"......................................              105
"Inventory Amount".............................................                3
"IRS"..........................................................                7
"Issue Date"...................................................               98
"Junior Stock".................................................              100
"Lenders"......................................................               87
"Letter Agreement".............................................               93
"Liberty"......................................................               61
"LIBOR"........................................................                4
"Limited Service"..............................................               67
"Liquidation Preference".......................................               97
"Loan".........................................................               ii
"Loan Documentation"...........................................               87
"Loan Proceeds"................................................               ii
"Mandatory Redemption Date"....................................              105
"Mandatory Redemption Price"...................................              105
"Maximum Exchange Ratio".......................................               iv
"Merrill Lynch"................................................                v
"Minimum Exchange Ratio".......................................               iv
"Missouri Plan"................................................               35
"Missouri Plan Participants"...................................               35
"MLDS".........................................................               68
"MMDS".........................................................               62
"MSTC".........................................................               35
"NAI"..........................................................                2
"Negotiation Period"...........................................               80
"Net Asset Value"..............................................               50
"1992 Cable Act"...............................................               24
"1996 Capital Expenditure Plan"................................               90
"1996 Telecommunications Act"..................................               24
"Non-Cable Businesses".........................................               ii
"November 1994 Regulations"....................................               64
"NPTs".........................................................               64

"NVOD"......................................................................  69
"Offer Period"..............................................................  80
"Offered Business"..........................................................  80
"Optional Redemption Date".................................................. 105
"Optional Redemption Price"................................................. 105
"Paramount"................................................................. 116
"Parents Agreement".........................................................   2
"Parity Stock"..............................................................  17
"Par Value".................................................................  97
"PCI Group".................................................................  79
"PCI Subsidiaries"..........................................................  79
"PEG".......................................................................  67
"Permitted Subsidiary Equity Interest"...................................... 100
"PHILADEP"..................................................................  35
"Preferred Stock"...........................................................  96
"Preferred Stock Directors"................................................. 108
"Price Notice"..............................................................  80
"Prime Sports"..............................................................  61
"PrimeStar".................................................................  69
"Prospectus Condition"......................................................  15
"PVIT/PDI Participants".....................................................  35
"PVIT/PDI Plan".............................................................  35
"Recapitalization"..........................................................   3
"Record Date"...............................................................  98
"Redeemable Capital Stock".................................................. 103
"Redemption Date"........................................................... 105
"Redemption Event".......................................................... 103
"Redemption Notice"......................................................... 106
"Redemption Price".......................................................... 105
"Redemption Securities"..................................................... 103
"Refund"....................................................................  93
"Refund Amount".............................................................  93
"Registration Statement"....................................................   x
"Restricted Subsidiaries"...................................................  95
"Retransmission Consent"....................................................  68
"Reviewing Party"...........................................................  76
"Revolving Facility"........................................................  94
"Ruling Letter".............................................................   7
"Satellite Value Package"...................................................  67
"Schedule 13E-4"............................................................   x
"Second Distribution".......................................................   4
"Securities Act"............................................................   x
"Senior Stock"..............................................................  17
"Services Agreement"........................................................ 112
"Settlement Agreements".....................................................  93
"SFAS"......................................................................  61
"SFAS 123"..................................................................  63
"SMATV".....................................................................  62
"SNI".......................................................................  93
"Special Delivery Instructions".............................................  35
"Special Issuance Instructions".............................................  35
"Specified Party"...........................................................  84
"Spelling"..................................................................   1
"SSI".......................................................................  93
"Stock Dividend Amount".....................................................   v
"Stock Issuance"............................................................   4
"Stock Portion".............................................................  16

"Subscription Agreement".......................................                2
"Subscription Payment".........................................                4
"Subsidiary"...................................................              101
"Subsidiary Borrowers".........................................               62
"Subsidiary Equity Interest"...................................              101
"Sunset Date"..................................................               24
"Swap".........................................................               19
"Tax Indemnity Letter".........................................               93
"TCGSF"........................................................               61
"TCGS".........................................................               61
"TCI".......................................................... prospectus cover
"TCI Cable".................................................... prospectus cover
"TCI Class A Common Stock"..................................... prospectus cover
"TCI Exchange Rate"............................................               vi
"TCI Pacific Communications, Inc.".............................                2
"TCI Prospectus"...............................................              xii
"TCI Registration Statement"...................................              xii
"TCI Stock".................................................... prospectus cover
"TCI Stock Exchange Date"......................................              102
"Telecom Amount"...............................................                3
"Telecom Partnership Agreements"...............................               89
"Telecom Partnerships".........................................               89
"Term Facility"................................................               94
"Term Facility B"..............................................               94
"Trading Day"..................................................               99
"Transaction"..................................................                4
"Transaction Agreements".......................................                2
"Transfer Agent"...............................................              109
"Trigger Amount"...............................................              iii
"TVRO".........................................................               62
"USSB".........................................................               69
"Viacom".......................................................                i
"Viacom Class A Common Stock"..................................                2
"Viacom Class B Common Stock"..................................                5
"Viacom Common Stock"..........................................                i
"Viacom Form 8-K"..............................................              116
"Viacom International".........................................                i
"Viacom Services"..............................................                i
"VII Cable".................................................... prospectus cover
"VII Cable Board"..............................................               76
"VII Cable Carve-Out Financial Statements".....................               18
"VII Cable Class A Common Stock"...............................              iii
"VII Cable Class B Common Stock"...............................                4
"VII Cable Preferred Stock"....................................                i
"VII Cable Pro Forma Events"...................................               19
"VIP"..........................................................               35
"VIP Participants".............................................               35
"Wisconsin cable system".......................................               61
"Wasserstein Perella"..........................................                v
"Working Capital Amount".......................................                3

                     OFFERING CIRCULAR - PROSPECTUS SUMMARY

  The following is a summary of certain information contained elsewhere in this Offering Circular - Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information included or incorporated by reference in this Offering Circular - Prospectus and in the exhibits to the Registration Statement. Capitalized terms used but not defined in this summary have the meanings assigned to them elsewhere in this Offering Circular - Prospectus. See "Index of Defined Terms." Stockholders are urged to read this Offering Circular - Prospectus. For information concerning TCI and TCI Stock, stockholders are directed to the accompanying TCI Prospectus. See "TCI Prospectus--Explanatory Note."

                                  VIACOM INC.

  Viacom Inc. (together with its subsidiaries and divisions, unless the context otherwise requires, "Viacom") is a diversified entertainment and publishing company with operations in five segments: (i) Networks and Broadcasting, (ii) Entertainment, (iii) Video and Music/Theme Parks, (iv) Publishing and (v) Cable Television. Through the Networks and Broadcasting segment, Viacom operates MTV:
MUSIC TELEVISION(R), SHOWTIME(R), NICKELODEON(R)/NICK AT NITE(R) and VH1 MUSIC FIRST(TM), among other program services, and 12 broadcast television stations and 12 radio stations. Through the Entertainment segment, which includes PARAMOUNT PICTURES(TM) and Viacom's approximately 75% owned subsidiary, Spelling Entertainment Group Inc. ("Spelling"), Viacom produces and distributes theatrical motion pictures and television programming. Through the Video and Music/Theme Parks segment, which includes the BLOCKBUSTER(R) family of businesses and PARAMOUNT PARKS(TM), Viacom is the leading worldwide owner, operator and franchisor of videocassette rental and sales stores and a leading owner and operator of music stores in the U.S. In addition, PARAMOUNT PARKS(TM) owns and operates five theme parks and one water park in the U.S. and Canada. Through the Publishing segment, which includes SIMON & SCHUSTER(R), MACMILLAN PUBLISHING USA(TM) and PRENTICE HALL(R), Viacom publishes and distributes educational, consumer, business, technical and professional books, and audio-video software products. Through the Cable Television segment, Viacom operates cable television systems serving approximately 1.2 million customers. Upon completion of the Transaction (as defined herein), Viacom will no longer own the operations which comprise its Cable Television segment. On May 21, 1996, Viacom announced it had decided not to pursue the proposed sale of Spelling. Viacom's principal offices are located at 1515 Broadway, New York, New York 10036 and its telephone number is (212) 258-6000.

          VIACOM INTERNATIONAL INC. (PRIOR TO THE FIRST DISTRIBUTION)

  As of the date of this Offering Circular - Prospectus, Viacom International is a wholly owned subsidiary of Viacom through which Viacom conducts its Networks and Broadcasting, Entertainment, Theme Parks, Publishing and Cable Television operations. The Cable Television operations and the operations other than Cable Television are hereinafter referred to as the "Cable Business" and the "Non-Cable Businesses," respectively. Prior to the consummation of the Exchange Offer, Viacom International will transfer the Non-Cable Businesses to Viacom International Services Inc. ("Viacom Services"), a wholly owned subsidiary of Viacom International, and thereafter distribute the stock of Viacom Services to Viacom (the "First Distribution"). After giving effect to the First Distribution, Viacom Services will own and operate all of the Non-Cable Businesses and Viacom International will be solely engaged in the Cable Business. Viacom International's principal offices are at 1515 Broadway, New York, New York 10036 and its telephone number is (212) 258-6000.

                                   VII CABLE

  VII Cable currently owns and operates cable television systems in five geographic regions, including the San Francisco and Northern California area, Salem, Oregon, the Seattle, Washington and the Greater Puget

Sound area, Nashville, Tennessee and Dayton, Ohio. As of December 31, 1995, VII Cable was approximately the twelfth largest multiple cable television system operator in the United States, with approximately 1.2 million basic subscribers. VII Cable's principal offices are currently located at 5924 Stoneridge Drive, Pleasanton, California 94566 and its telephone number is
(510) 463-0870. For a further description of VII Cable, see "Business of VII Cable." Upon the consummation of the Transaction, VII Cable will be renamed as "TCI Pacific Communications, Inc."

  As used in this Offering Circular - Prospectus, all references to "Viacom International" are to the assets and operations of the Cable Business and Non-Cable Businesses of Viacom International for all periods ending on or before the First Distribution, and all references to "VII Cable" are (i) to the assets, operations and management of the Cable Business of Viacom International for all periods ending on or before the First Distribution and (ii) to the assets and operations of Viacom International (to be renamed "TCI Pacific Communications, Inc.") immediately following the completion of the Transaction, which at that time will consist almost entirely of the assets and liabilities of the Cable Business (as discussed in greater detail below) and the liability represented by the Loan. See "The Transaction--General."

THE TRANSACTION

General...................  Viacom has determined to offer to holders of shares of Viacom Common Stock the opportunity to acquire shares of VII Cable, a company that will, upon the consummation of the steps summarized below, own the Cable Business. All such steps are being undertaken pursuant to the terms and conditions of (i) a Parents Agreement among Viacom, TCI and TCI Communications, Inc. ("TCI Cable"), dated as of July 24, 1995 (the "Parents Agreement"), (ii) an Implementation Agreement between Viacom International and Viacom Services, dated as of July 24, 1995 (the "Implementation Agreement"), (iii) a Subscription Agreement among Viacom International, TCI and TCI Cable dated as of July 24, 1995 (the "Subscription Agreement") and (iv) certain Ancillary Agreements (as defined herein) (collectively, the "Transaction Agreements"). For a description of the Transaction Agreements, see "Arrangements among Viacom, Viacom International, TCI and TCI Cable."

                            Step 1. Viacom commences this Exchange Offer in which it is offering to the holders of shares of Viacom Common Stock the opportunity to exchange all or a portion of their shares of Viacom Common Stock for shares of VII Cable Class A Common Stock. A total of 6,257,961 shares of VII Cable Class A Common Stock having a par value of $100 per share and an aggregate par value of $625,796,100 are exchangeable in the Exchange Offer. Holders of Viacom Common Stock whose shares are accepted for exchange will receive shares of VII Cable Class A Common Stock which, after the completion of the Transaction (as defined herein), will automatically and immediately convert into shares of VII Cable Preferred Stock on a one for one basis. Viacom stockholders participating in the Exchange Offer will not at any time take physical possession of shares of VII Cable Class A Common Stock. National Amusements, Inc. ("NAI"), a closely held corporation that owns approximately 61% of the outstanding Class A Common Stock, $0.01 par value per share of Viacom ("Viacom Class A Common Stock") and approximately 25% of the outstanding Viacom Common Stock, has advised Viacom that it will not participate in the Exchange Offer.

                            Step 2. Immediately prior to expiration of the Exchange Offer, Viacom International will borrow the Loan Proceeds. See "Arrangements among Viacom, Viacom International, TCI and TCI Cable--Terms of the Subscription Agreement--Certain Borrowings" and "Description of Certain Indebtedness of VII Cable."

                            Step 3. On the date the Exchange Offer is consummated, Viacom International will convey to Viacom Services ownership of the assets relating to the Non-Cable Businesses, the Loan Proceeds and certain nonmaterial assets (as described herein) and Viacom Services will assume substantially all of Viacom International's liabilities (including its existing public debt and guarantees, bank debt and the existing intercompany debt owed by Viacom International to Viacom), other than Viacom International's repayment and other obligations under the Loan and liabilities relating to the Cable Business other than certain nonmaterial specified liabilities (the "Conveyance").

                            Step 4. Viacom International will then distribute 100% of the stock of Viacom Services to Viacom in the First Distribution, and Viacom International will be recapitalized, with all of the existing common stock being reclassified into 6,257,961 new shares of VII Cable Class A Common Stock having a par value of $100 per share and an aggregate par value of $625,796,100 (the "Recapitalization"). Such number of shares of VII Cable Class A Common Stock was determined by dividing (a) the excess of the Estimated Asset Value (as defined herein) over the Loan Proceeds by (b) $100 (the par value per share of VII Cable Class A Common Stock). The Estimated Asset Value is an amount which was determined by Viacom International in accordance with the provisions of the Implementation Agreement prior to the commencement of the Exchange Offer by estimating various asset and liability amounts related to the Cable Business at the Exchange Date, including: (i) a capital expenditure amount based on certain capital expenditures by VII Cable during the period from January 1, 1995 through the Exchange Date for system upgrades and rebuilds, during the period from February 23, 1995 through the Exchange Date for line extensions and during the period from January 20, 1995 through the Exchange Date for other specified items (the "Capital Expenditure Amount"), (ii) an inventory amount derived from the book value of all inventory as of the Exchange Date (the "Inventory Amount"),
                            (iii) the aggregate amount of all capital contributions (less distributions) and capital expenditures made with respect to the Telecom Partnerships (as such term is defined herein) (the "Telecom Amount"), (iv) an amount of working capital (the "Working Capital Amount"), and (v) a fixed amount, which decreases proportionally from $2 billion to the extent that the number of Basic Subscribers (as defined herein) to Viacom International's cable systems is expected to fall below 1,122,660 on the Exchange Date (the "Fixed Amount" and, collectively with the foregoing amounts, the "Adjustment Amounts"). The Estimated Asset Value was determined to be $2,325,796,100, and is equal to (i) the Fixed Amount, plus (ii) the Capital Expenditure Amount, plus (iii) the Inventory Amount, plus (iv) the Telecom Amount, plus (v) an amount equal to Working Capital, if Working Capital is a positive number, minus (vi) an amount, if any, equal to the amount by which Working Capital is a negative number, minus (vii) the amount of certain front-end loaded programming payments specified in the Implementation Agreement, plus (viii) an amount equal to interest on the sum of the foregoing amounts at the one-month London Interbank Offered Rate ("LIBOR") plus 1 1/4% for the period from September 1, 1995 to the Exchange Date. The foregoing Adjustment Amounts are subject to change as a result of adjustments from estimated to actual values. See "Arrangements among Viacom, Viacom International, TCI and TCI Cable--Terms of the Implementation Agreement--Post-Closing
                            Adjustments." VII Cable will then be renamed "TCI Pacific Communications, Inc."

                            Step 5. Assuming that a sufficient number of shares of Viacom Common Stock is tendered to enable Viacom to exchange its entire $625,796,100 ownership interest in VII Cable (i.e., assuming that the Trigger Amount is reached), Viacom will then consummate the Exchange Offer. Upon consummation of the Exchange Offer, 100% of the 6,257,961 outstanding shares of VII Cable Class A Common Stock will be exchanged for the shares of Viacom Common Stock properly tendered at or below the Final Exchange Ratio and not withdrawn or deemed withdrawn in the Exchange Offer (the "Second Distribution" and, collectively with the First Distribution, the "Distributions"). VII Cable will thereupon cease to be a subsidiary of Viacom and will be wholly owned by those Viacom stockholders whose shares were accepted for exchange.

                            Step 6.   Immediately following the consummation of
                            the Exchange Offer, VII Cable has agreed to issue and TCI Cable has agreed to acquire (the "Stock Issuance") 100 shares of Class B Common Stock, $.01 par value per share, of VII Cable ("VII Cable Class B Common Stock"), in exchange for a capital contribution of $350 million (the "Subscription Payment"). Under the terms and conditions of the Loan, VII Cable will be obligated to use such capital contribution to reduce the amount outstanding under the Loan. Furthermore, as a result of such issuance, each share of VII Cable Class A Common Stock distributed to Viacom stockholders pursuant to the Exchange Offer will automatically and immediately convert into one share of VII Cable Preferred Stock (the "Conversion," and, together with the Conveyance, the Distributions and the Stock Issuance, the "Transaction"). See "Description of VII Cable Capital Stock--VII Cable Preferred Stock." After the consummation of the Stock Issuance, the only common stock of VII Cable which will be outstanding will be the VII Cable Class B Common Stock, all of which will be owned by TCI Cable, and all of the shares of VII Cable Preferred Stock will be owned by those Viacom stockholders whose shares were accepted for exchange in the Exchange Offer.

                            Upon the closing of the Transaction, assuming the partial repayment of the Loan with the proceeds of the Subscription Payment, VII Cable will have an aggregate capitalization consisting of (i) approximately $1.35 billion of borrowings under the Loan (after repayment of $350 million), (ii) VII Cable Preferred Stock with an estimated aggregate par value of approximately $625,796,100 and (iii) $350 million of paid-in capital for the VII Cable Class B Common Stock (representing the Subscription Payment), and will have no shares of VII Cable Class A Common Stock outstanding (such shares having been converted into the VII Cable Preferred Stock). See "Unaudited Pro Forma Condensed Combined Financial Statements of VII Cable."

Purpose and Effects of
the Transaction...........
                            The Exchange Offer will provide Viacom stockholders with an opportunity to adjust, on a tax-free basis, their investment between the Cable Business and Viacom's Non-Cable Businesses. See "Certain Federal Income Tax Consequences." To the extent that a holder exchanges its Viacom Common Stock pursuant to the Exchange Offer, such holder will no longer participate in any increase in the value of such Viacom Common Stock.

                            The Transaction will also reduce Viacom's overall level of indebtedness, which will enhance Viacom's prospects for an increase in the rating of its long-term senior unsecured debt to investment grade, thereby lowering Viacom's financing costs and enhancing the terms on which Viacom can access the capital markets. The Transaction will enable Viacom to utilize its investment capital to invest in the growth of its core, content-driven entertainment and publishing businesses rather than in the further development of its cable television business. The Transaction will eliminate perceived conflicts and permit Viacom to further its position on regulatory matters consistent with Viacom's focus on its programming businesses. Upon the consummation of the Transaction, certain rules under current federal telecommunications law which impose restrictions on cable programmers affiliated with cable system operators would no longer apply to Viacom. Viacom believes that all of the foregoing will result in improved deployment of its assets that will enhance value for its stockholders. Viacom believes that this enhanced value may have been a factor in the increased market price of shares of Class B Common Stock, $0.01 par value per share of Viacom ("Viacom Class B Common Stock") in the period preceding the September 1995 maturity date of Viacom's Variable Common Rights (which were issued in connection with the acquisition of Blockbuster Entertainment Corporation and which represented the right to receive shares of Viacom Class B Common Stock depending on market prices of Viacom Class B Common Stock). The magnitude of the obligation of Viacom to deliver shares of Viacom Class B Common Stock upon the maturity of the Variable Common Rights was inversely related to such market prices during such period.

                            Holders of shares of Viacom Common Stock will be affected by the Transaction regardless of whether such holders tender their shares of Viacom Common Stock for exchange pursuant to the Exchange Offer. Holders of shares of Viacom Common Stock who tender all of their shares for exchange pursuant to the Exchange Offer will, if all such shares are accepted for exchange, no longer have an ownership interest in Viacom. Holders of shares of Viacom Common Stock who tender all of their shares for exchange pursuant to the Exchange Offer and who become subject to proration because more shares of Viacom Common Stock are tendered for exchange than are necessary to reach the Trigger Amount will have a diminished ownership interest in Viacom. Holders of shares of Viacom Common Stock who do not tender any of their shares for exchange pursuant to the Exchange Offer will not receive shares of VII Cable Class A Common Stock as a result of the Exchange Offer and will continue to have an ownership interest in Viacom, which ownership interest will have increased on a percentage basis as a result of the Exchange Offer, but will no longer have any interest in the Cable Business.

                            NONE OF VIACOM, VIACOM INTERNATIONAL, THE DEALER MANAGER, THE BOARD OF DIRECTORS OF VIACOM OR THE BOARD OF DIRECTORS OF VIACOM INTERNATIONAL MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER OF VIACOM WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES OF VIACOM COMMON STOCK PURSUANT TO THE EXCHANGE OFFER. EACH STOCKHOLDER OF VIACOM MUST MAKE ITS OWN DECISION WHETHER TO TENDER SHARES OF VIACOM COMMON STOCK PURSUANT TO THE EXCHANGE OFFER AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT EXCHANGE RATIO TO TENDER SUCH SHARES AFTER READING THIS OFFERING CIRCULAR -PROSPECTUS AND THE TCI PROSPECTUS AND CONSULTING WITH ITS ADVISORS BASED ON ITS OWN FINANCIAL POSITION AND REQUIREMENTS.

No Appraisal Rights.......  Because an exchange offer is not a merger or consolidation giving rise to appraisal rights under
                            Section 262 of the Delaware General Corporation Law (the "DGCL"), no appraisal rights are available to Viacom stockholders in connection with the Transaction.

Regulatory Approvals......  No filings under the Hart-Scott-Rodino Antitrust
                            Improvements Act of 1976 (the "HSR Act") are required in connection with the Exchange Offer generally. Viacom and TCI have to date made filings under the HSR Act with respect to the Stock Issuance. The waiting period with respect to each of these filings terminated in September 1995. To the extent that certain stockholders of Viacom decide to participate in the Exchange Offer and thereby acquire a number of shares of VII Cable Class A Common Stock that exceeds any threshold stated in the regulations under the HSR Act, and if an exemption under those regulations does not apply, such stockholders and Viacom would be required to make filings under the HSR Act, and the waiting period under the HSR Act would have to expire or be terminated before any exchange of shares with those particular stockholders could be effected.

                            Approvals have been obtained from all local franchise authorities having rights of approval over changes of control with respect to the change of control of the VII Cable subsidiaries operating cable systems in such authorities' jurisdictions. One of these approvals will expire by its terms on July 24, 1996. A request for extension of this approval has been submitted and is expected to be granted. Another such approval will expire by its terms on September 30, 1996, if the Transaction has not been consummated by such date. In such event, a request for this approval will be resubmitted and reapproval is expected to be granted. Any such request for reapproval would not be expected to delay the consummation of the Transaction. The City of San Francisco has taken the position that its consent to the Transaction is required. VII Cable disagrees with this position. The City and VII Cable are engaged in negotiations pursuant to which the City would release its claims, if any. VII Cable does not believe results of such negotiations will have a material adverse effect on VII Cable. The Federal Communications Commission ("FCC") has approved the change of control of the (i) entities licensed to operate the wireless communications systems used in VII Cable's business and (ii) entities licensed to operate the wireless communications systems used in the Non-Cable Businesses. See "Arrangements among Viacom, Viacom International, TCI and TCI Cable-- Terms of the Implementation Agreement--Consents and Approvals."

                            Viacom and Viacom International do not believe that any other material federal or state regulatory approvals will be necessary to consummate the Transaction.

Certain Federal Income
 Tax Consequences of the
 Transaction..............
                            Viacom has received an advance private letter ruling (the "Ruling Letter") from the Internal Revenue Service (the "IRS") to the effect that the Transaction will qualify as a distribution that is tax-free to Viacom's stockholders (except with respect to cash received in lieu of fractional shares) and, in general, is tax-free to Viacom. The VII Cable Preferred Stock may be "section 306 stock" for federal income tax purposes, with the result that all or a portion of the proceeds received by a stockholder from the sale, exchange or redemption of such shares will be taxable as ordinary income, and a stockholder may not recognize any loss from such sale, exchange or redemption. For a more complete discussion of the U.S. federal income tax consequences of the Transaction to holders of Viacom Common Stock, see "Certain Federal Income Tax Consequences." Each stockholder should consult its tax advisor as to the particular consequences of the Transaction to such stockholder.

THE EXCHANGE OFFER

Terms of the Exchange       Upon the terms and subject to the conditions of the
Offer.....................  Exchange Offer, Viacom is offering hereby to exchange all of the outstanding shares of VII Cable
                            Class A Common Stock for shares of Viacom Common
                            Stock at an Exchange Ratio not greater than .47
                            (the Maximum Exchange Ratio) nor less than .4075
                            (the Minimum Exchange Ratio) of a share of VII
                            Cable Class A Common Stock for each share of Viacom
                            Common Stock tendered. The Exchange Offer will be conducted as a modified "dutch auction" in which each holder of Viacom Common Stock will be able to specify a fraction of a share of VII Cable Class A
                            Common Stock (or Exchange Ratio) that such holder is willing to receive in exchange for a share of Viacom Common Stock. Whether and to what extent a tendering Viacom stockholder will have its tendered shares accepted for exchange in the Exchange Offer will depend upon how the Exchange Ratio specified by it compares to Exchange Ratios specified by other tendering Viacom stockholders. In other words, a "dutch auction" is a competitive bid among Viacom stockholders where the Final Exchange
                            Ratio is the lowest bid which
                            enables Viacom to exchange all of the shares of VII
                            Cable Class A Common Stock.

                            The Exchange Ratio specified by each tendering Viacom stockholder must be within the Exchange Ratio Range. The Minimum Exchange Ratio and Maximum Exchange Ratio were set by Viacom. Viacom will select as the Final Exchange Ratio the lowest Exchange Ratio that will allow Viacom to exchange all of the outstanding shares of VII Cable Class A Common Stock for Viacom Common Stock pursuant to the Exchange Offer. The Final Exchange Ratio will be promptly announced by Viacom after the Expiration Date (as defined herein).

                            The Final Exchange Ratio (i.e., the amount of VII Cable Class A Common Stock that Viacom will exchange for each share of Viacom Common Stock accepted for exchange) will be calculated by Viacom as follows: at the expiration of the Exchange Offer, Viacom will calculate the number of shares of Viacom Common Stock validly tendered at Exchange Ratios within the Exchange Ratio Range, beginning with shares tendered at the Minimum Exchange Ratio and ending, if necessary, at the Maximum Exchange Ratio. When the aggregate dollar value of the tenders made (calculated as described in the immediately following sentence) in ascending order of Exchange Ratios is equal to or greater than $625,796,100 (i.e., the Trigger Amount), Viacom will become obligated to accept, on a pro rata basis, the shares of all stockholders who tendered at or below the lowest Exchange Ratio required to reach the Trigger Amount. Whether such aggregate dollar value amount is reached will be determined by multiplying (i) the total number of shares of Viacom Common Stock tendered at or below such Exchange Ratio by (ii) the product of such Exchange Ratio times 100. This lowest Exchange Ratio required to reach the Trigger Amount will be the Final Exchange Ratio, at which Exchange Ratio all 6,257,961 shares of VII Cable Class A Common Stock will be issued to holders of shares of Viacom Common Stock whose shares are accepted for exchange pursuant to the Exchange Offer. At the Minimum Exchange Ratio, Viacom would accept for exchange 15,356,960 shares of Viacom Common Stock (or 4.1% of the total number of shares of Viacom Common Stock outstanding). At the Maximum Exchange Ratio, Viacom would accept for exchange 13,314,811 shares of Viacom Common Stock (or 3.6% of the total number of shares of Viacom Common Stock outstanding). The total number of shares of Viacom Common Stock to be accepted for exchange in the Exchange Offer will be equal to (i) the total number of shares of VII Cable Class A Common Stock exchangeable in the Exchange Offer (6,257,961 shares) divided by (ii) the Final Exchange Ratio. Holders of Viacom Common Stock whose shares are accepted for exchange will receive shares of VII Cable Class A Common Stock which, after the completion of the Transaction, will automatically and immediately convert into shares of VII Cable Preferred Stock on a one for one basis.

                            Based on the Estimated Asset Value of
                            $2,325,796,100 and Loan Proceeds of $1.7 billion, in calculating the number of shares of Viacom Common Stock to be accepted for exchange in the Exchange Offer, Viacom: (i) subtracted the Loan Proceeds ($1.7 billion) from the Estimated Asset Value ($2,325,796,100), thereby fixing the aggregate par value of VII Cable Class A Common Stock to be distributed to Viacom stockholders (i.e., the Trigger Amount) at $625,796,100; (ii) divided the Trigger Amount by the par value per share of VII Cable Class A Common Stock ($100) in order to determine the number of shares of VII Cable Class A Stock (6,257,961) to be received by stockholders of Viacom Common Stock upon consummation of the Transaction; and (iii) will divide such number of shares of VII Cable Class A Common Stock by the Final Exchange Ratio.

                            All shares of Viacom Common Stock properly tendered and not withdrawn or deemed withdrawn at Exchange Ratios at or below the Final Exchange Ratio will be exchanged at the Final Exchange Ratio, on the terms and subject to the conditions of the Exchange Offer, including the proration provisions described herein. If more shares of Viacom Common Stock than are necessary to reach the Trigger Amount are validly tendered at or below the Final Exchange Ratio and are not properly withdrawn prior to the Expiration Date, then Viacom will accept all of such shares on a pro rata basis as described herein in exchange for shares of VII Cable Class A Common Stock. In the event that the number of shares tendered at any combination of Exchange Ratios within the Exchange Ratio Range is insufficient to reach the Trigger Amount, Viacom will not accept for exchange any of the shares tendered in the Exchange Offer, although, subject to the conditions thereof, Viacom has the right to extend the Exchange Offer as described in "The Exchange Offer--Extension of Tender Period; Termination; Amendment" below. All shares which are tendered but not acquired pursuant to the Exchange Offer, including shares tendered at Exchange Ratios greater than the Final Exchange Ratio and shares not acquired because of proration, will be returned to tendering stockholders promptly following the Expiration Date. The Exchange Offer and withdrawal rights will expire at the Expiration Time on the Expiration Date (as such terms are defined herein). To be eligible to receive VII Cable Class A Common Stock pursuant to the Exchange Offer, a holder of Viacom Common Stock must validly tender and not properly withdraw Viacom Common Stock on or prior to the Expiration Time on the Expiration Date. See "The Exchange Offer--Terms of the Exchange Offer."
Determining to
Participate in the
Exchange Offer............
                            Whether to participate in the Exchange
                            Offer. Viacom stockholders should consider not only the value of what they are tendering in the Exchange Offer (i.e., shares of Viacom Common Stock), and the value of what they are ultimately receiving after completion of the Transaction (i.e., shares of VII Cable Preferred Stock) but also whether they wish to own shares of common stock of Viacom, a diversified entertainment and publishing company which will (i) no longer own the Cable Business, (ii) have reduced the debt on its balance sheet by approximately $1.7 billion and (iii) have reduced the total number of outstanding shares of Viacom Common Stock by approximately 4%, or shares of preferred stock of VII Cable, a company that will
                            (i) own the Cable Business, (ii) be a wholly owned subsidiary of TCI and (iii) have a capital structure consisting principally of $1.35 billion of bank debt, $625,796,100 of preferred equity and $350 million of common equity. In valuing a share of Viacom Common Stock to be tendered in the Exchange Offer, a Viacom stockholder may wish to consider the market prices of the Viacom Common Stock as well as such stockholder's view of the future trading prices of the Viacom Common Stock. In valuing a share of VII Cable Preferred Stock to be ultimately received after completion of the transaction, a Viacom stockholder should consider all of the factors described below under "Terms of the Class A Senior Cumulative Exchangeable Preferred Stock--Dividends," including but not limited to the fact that the dividend rate was set so that the VII Cable Preferred Stock would, in the opinion of the Financial Advisors and based upon conditions at the time they gave their advice, be expected to have a market value of approximately $100 per share immediately after completion of the Transaction (assuming no change in conditions between the date of their opinion and the date of consummation of the Transaction). Since the dividend rate was determined prior to the commencement of the Exchange Offer based on conditions as of June 21, 1996, it may not be the dividend rate that the Financial Advisors would have recommended if the rate were determined at the end of the Exchange Offer based on conditions at that time. See "Risk Factors--Uncertainties with respect to Setting the Dividend Rate."

                            Selecting an Exchange Ratio. In the event a Viacom stockholder determines to tender some or all of its shares of Viacom Common Stock in the Exchange Offer, in deciding at which Exchange Ratio to tender such stockholder should consider not only its view of the value of a single share of Viacom Common Stock and a single share of VII Cable Preferred Stock (i.e., the value ultimately to be received for that being surrendered) but the level of certainty that its tender will be accepted in the Exchange Offer. The higher the Exchange Ratio specified, the lower the likelihood that an investor will have its shares accepted for exchange. A tender at an Exchange Ratio above the Final Exchange Ratio will not be accepted. Only tenders at the Minimum Exchange Ratio are assured of being accepted in the Exchange Offer (subject to proration and assuming the Trigger Amount is reached). In selecting an Exchange Ratio at which to tender a share of Viacom Common Stock, a Viacom stockholder should remember that its decision is based in part on its view of the value of a share of VII Cable Preferred Stock, and also that the market value of a share of VII Cable Preferred Stock may be different from its view of the value of such a share. If the market value of a share of VII Cable Preferred Stock is lower than the value assumed by a Viacom stockholder in selecting the Exchange Ratio at which to tender (and assuming all other things remain the same), each share of VII Cable Preferred Stock received will have less value than such Viacom stockholder thought it would have at the Exchange Ratio selected.

Expiration Date;            The Exchange Offer will expire at 12:00 Midnight,
Extensions................  New York City time (the "Expiration Time"), on July
                            22, 1996 (the "Expiration Date"), unless extended, in which case the terms "Expiration Time" and "Expiration Date" shall mean the last time and date to which the Exchange Offer is extended. See "The
                            Exchange Offer--Extension of Tender Period;
                            Termination; Amendment."

                            If insufficient tenders are made by Viacom stockholders in the Exchange Offer to permit the Trigger Amount to be reached, Viacom shall extend the Exchange Offer for not less than ten nor more than 15 business days (or such longer period as may be required under the Exchange Act) and, during such extension, TCI and Viacom have agreed to negotiate in good faith to determine mutually acceptable changes to the terms and conditions for the VII Cable Preferred Stock (including without limitation the TCI Exchange Rate and the dividend yield on the VII Cable Preferred Stock) and the Exchange Offer (including without limitation the duration of any extension and the Maximum Exchange Ratio) described herein that each believes in good faith will cause the Trigger Amount to be reached and that would cause the VII Cable Preferred Stock to have a market value of approximately $100 per share immediately following the consummation of the Transaction. If Viacom materially changes the terms of the VII Cable Preferred Stock or the conditions of the Exchange Offer, Viacom will extend the Exchange Offer to the extent required by the Exchange Act. See "The Exchange Offer--Extension of Tender Period; Termination; Amendment." In the event the Trigger Amount is not thereafter reached, TCI and Viacom will each have the right to terminate the Transaction. The transactions contemplated by this Offering Circular - Prospectus may also terminate or be terminable in certain other circumstances. See "Arrangements Among Viacom, Viacom International, TCI and TCI Cable-- Terms of the Parents Agreement--Termination" and "Description of Certain Indebtedness of VII Cable."

Conditions of the
Exchange Offer............  The Exchange Offer is subject to the condition that a sufficient number of shares of Viacom Common Stock shall be tendered to reach the Trigger Amount and to the satisfaction of certain other conditions. See "The Exchange Offer--Conditions to Consummation of the Exchange Offer."

Procedures for Tendering..  To be tendered properly, certificates for shares of
                            Viacom Common Stock, together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or an Agent's Message in the case of a book-entry transfer of shares, and any other documents required by the Letter of Transmittal must be received by the Exchange Agent at one of the addresses set forth on the back cover of this Offering Circular - Prospectus prior to the Expiration Time on the Expiration Date, or stockholders must comply with the specific procedures for guaranteed delivery described herein. Certain financial institutions may also effect tenders by book-entry transfer through a Book-Entry Transfer Facility (as defined herein). Holders of Viacom Common Stock having shares registered in the name of a broker, dealer, commercial bank, trust company or nominee are urged to contact such person promptly if they wish to tender any shares of Viacom Common Stock pursuant to the Exchange Offer. See "The Exchange Offer--Procedures for Tendering Shares of Viacom Common Stock" and "--Guaranteed Delivery Procedure."

Proration.................  If more shares of Viacom Common Stock than are necessary to reach the Trigger Amount have been validly tendered for exchange at or below the Final Exchange Ratio and not properly withdrawn, on or prior to the Expiration Date then, subject to the terms and conditions of the Exchange Offer, Viacom will accept such shares on a pro rata basis. See "The Exchange Offer--Terms of the Exchange Offer."

Withdrawal Rights.........
                            Subject to the conditions set forth herein, tenders of shares of Viacom Common Stock may be withdrawn at any time on or prior to the Expiration Time on the Expiration Date and, unless theretofore accepted for exchange as provided in this Offering Circular - Prospectus, may also be withdrawn at any time after the expiration of 40 business days from the commencement of the Exchange Offer. See "The Exchange Offer--Withdrawal Rights."

No Fractional Shares......  No fractional shares of VII Cable Class A Common
                            Stock or VII Cable Preferred Stock, as the case may be, will be distributed. The Exchange Agent, acting as agent for Viacom stockholders otherwise entitled to receive fractional shares, will aggregate all fractional shares and sell them for the accounts of such stockholders. Such proceeds as may be realized by the Exchange Agent upon the sale of such fractional shares will be distributed, net of commissions, to such stockholders on a pro rata basis. See "The Exchange Offer-- Terms of the Exchange Offer."

Delivery of and Market
 for VII Cable Preferred
 Stock....................  Upon consummation of the Stock Issuance, each share of VII Cable Class A Common Stock will
                            automatically and immediately convert into one share of VII Cable Preferred Stock, and shares of VII Cable Preferred Stock and cash in lieu of fractional shares will be delivered as soon as practicable after acceptance of Viacom Common Stock for exchange. Accordingly, holders of shares of Viacom Common Stock electing to tender such shares in the Exchange Offer should not expect to take physical delivery of shares of VII Cable Class A Common Stock which they will have the right to receive in exchange for shares of Viacom Common Stock after the consummation of the Stock Issuance. See "The Exchange Offer--Exchange of Shares of Viacom Common Stock."

                            On June 20, 1996, the VII Cable Preferred Stock was approved for quotation on the Nasdaq National Market under the symbol "TPAPV." No current public trading market for VII Cable Class A Common Stock or VII Cable Preferred Stock exists and there can be no assurance that an active trading market for the VII Cable Preferred Stock will be established or maintained after the consummation of the Exchange Offer. See "Risk Factors--Market Uncertainties with Respect to VII Cable Preferred Stock"; and "Market Prices, Trading and Dividend Information--VII Cable Class A Common Stock and VII Cable Preferred Stock."

Exchange Agent............  The Bank of New York is serving as the Exchange
                            Agent in connection with the Exchange Offer. Its telephone number is (800) 274-2944.

Information Agent.........

                            Georgeson & Company Inc. is serving as the Information Agent in connection with the Exchange Offer. Its telephone number is (800) 223-2064.

TERMS OF THE 5% CLASS A
SENIOR CUMULATIVE
EXCHANGEABLE PREFERRED
STOCK................
                            Each share of VII Cable Class A Common Stock will automatically and immediately convert into one share of VII Cable Preferred Stock upon the Stock Issuance, which is expected to occur immediately after the consummation of the Exchange Offer.

Dividends.................
                            Dividends on the VII Cable Preferred Stock will accrue and be cumulative from the date of issuance at a rate per annum of 5% of the $100 par value per share, payable quarterly when, as and if declared by the VII Cable Board (as defined herein). VII Cable has the right to make dividend payments in cash, shares of TCI Stock or any combination thereof. See "--VII Cable May Make Dividend and Redemption Payments with TCI Stock."

                            The dividend rate was determined based upon the advice of the Financial Advisors. The dividend rate was set so that the VII Cable Preferred Stock would, in the opinion of the Financial Advisors and based on conditions at the time they gave their advice, be expected to have a market value of approximately $100 per share immediately after completion of the Transaction (assuming no change in conditions between the date of their opinions and the date of consummation of the Transaction). In advising Viacom as to the setting of the dividend rate, the Financial Advisors considered various factors, including the following: (i) the other terms of the VII Cable Preferred Stock described below, (ii) VII Cable's and TCI's recent results of operations, their future prospects and those of the cable industry generally, (iii) the terms of (including the dividend rates on), and market prices of, securities of other companies considered to be comparable to VII Cable and TCI, and (iv) general economic, financial and market conditions prevailing at the time that the dividend rate was set. The dividend rate was determined based on conditions as of June 21, 1996 and may not be the rate that the Financial Advisors would have recommended if the rate were determined at the end of the Exchange Offer based on conditions at that time. Furthermore, the Financial Advisors' advice does not constitute an assurance that the VII Cable Preferred Stock will not trade below $100 per share initially or at any time thereafter. See "Risk Factors--Uncertainties with Respect to Setting the Dividend Rate."

                            In advising Viacom as to the setting of the dividend rate, neither Wasserstein Perella nor Merrill Lynch has issued an opinion that the consideration to be paid to Viacom stockholders in the Exchange Offer is fair, from a financial point of view (i.e., a "fairness" opinion). A fairness opinion is typically delivered by a financial advisor to its client in connection with a merger or consolidation of its client with another company. A fairness opinion is different in both form and substance from the advice given by the Financial Advisors with regard to the setting of the dividend rate for the VII Cable Preferred Stock. Unlike a fairness opinion, the advice furnished by the Financial Advisors relates solely to the market value which the VII Cable Preferred Stock is expected to have immediately after the completion of the Transaction based upon the dividend rate and certain other factors, and does not purport to be a valuation of either VII Cable or Viacom or to express an opinion on the fairness, from a financial point of view, of the consideration to be paid to Viacom stockholders whose shares are accepted for exchange in the Exchange Offer.

                            In the event that the VII Cable Board determines to pay a dividend on the VII Cable Preferred Stock in shares of TCI Stock at a time when there is a prohibition under the definitive agreements relating to the Loan (or any refinancing of the Loan) on the ability of VII Cable to pay cash dividends on the VII Cable Preferred Stock, TCI agrees to contribute to VII Cable or otherwise cause VII Cable to have available sufficient shares to enable VII Cable to issue to holders of the VII Cable Preferred Stock shares of TCI Stock upon the declaration by the VII Cable Board of such dividend in accordance with the terms of the VII Cable Preferred Stock. See "Description of VII Cable Capital Stock--VII Cable Preferred Stock-- Dividends."

Liquidation Preference....

                            In the event of any voluntary or involuntary liquidation, dissolution or winding up of VII Cable, holders of VII Cable Preferred Stock will be entitled to be paid $100 per share, plus accumulated and unpaid dividends, out of VII Cable assets available for distribution prior to any distributions to holders of any other security of VII Cable which ranks junior to the VII Cable Preferred Stock. The aggregate liquidation preference of $625,796,100 represents the difference between the Estimated Asset Value and the Loan.

Exchange Privilege........  Commencing after the fifth anniversary of the date of issuance, the VII Cable Preferred Stock will be exchangeable, in whole or in part, at the option of the holders of VII Cable Preferred Stock (unless earlier redeemed), for TCI Stock at the TCI Exchange Rate. The initial TCI Exchange Rate will be determined on the second business day prior to the Expiration Date and will be obtained by dividing (i) $100 by (ii) 125% of the weighted average of the sales prices for all trades of shares of TCI Stock as reported on the Nasdaq National Market on each of the 20 full consecutive Trading Days (as defined herein) ending on such business day. The TCI Exchange Rate is subject to adjustment in certain events. Changes in the market value of the VII Cable Preferred Stock will not cause the TCI Exchange Rate to fluctuate. Viacom will announce the initial TCI Exchange Rate by 5:00 p.m., New York City time, on the second business day prior to the expiration of the Exchange Offer by issuing a press release to the Dow Jones News Service. After that time, holders of shares of Viacom Common Stock will also be able to obtain the initial TCI Exchange Rate from the

                            Information Agent or the Dealer Manager at their respective telephone numbers appearing on the back cover of this Offering Circular - Prospectus.

                            Pursuant to the Subscription Agreement, TCI is required to contribute to VII Cable or otherwise cause VII Cable to have available sufficient shares of TCI Stock to enable VII Cable to issue to holders of VII Cable Preferred Stock shares of TCI Stock upon their exercise of their exchange rights in respect of the VII Cable Preferred Stock. TCI is further required to reserve sufficient shares of TCI Stock to satisfy its obligations to VII Cable in connection with such exchange. See "Description of VII Cable Capital Stock--VII Cable Preferred Stock--Exchange at Option of Holder."

                            In connection with any exchange by a holder of VII Cable Preferred Stock, TCI may be required under the Securities Act to deliver to such holder a current prospectus relating to the TCI Stock. It is therefore a condition (the "Prospectus Condition") to any exchange that TCI be able to deliver a current prospectus if one is required under the Securities Act or the rules and regulations of the Commission promulgated thereunder, and no exchanges of TCI Stock will be effected during any period in which the Prospectus Condition cannot be met. TCI has agreed that if delivery of a current prospectus is so required, for so long as the holders of shares VII Cable Preferred Stock have the right to exchange such shares of VII Cable Preferred Stock for shares of TCI Stock, TCI will use all reasonable efforts to ensure that it will be able to deliver a current prospectus upon a requested exchange by a holder of VII Cable Preferred Stock. The market value of the TCI Stock may change during any period that a holder is unable to effect an exchange due to the Prospectus Condition not being met.

Optional Redemption.......

                            The VII Cable Preferred Stock is not redeemable prior to 15 days after the fifth anniversary of the Issue Date (as defined herein). At any time and from time to time on or after that date, VII Cable may redeem any or all of the outstanding shares of VII Cable Preferred Stock, initially at a redemption price of $102.50 per share and thereafter at prices declining ratably annually to $100 per share on and after the eighth anniversary of the date of issuance, plus accrued and unpaid dividends to the date of redemption. VII Cable has the right to make optional redemption payments in cash, shares of TCI Stock or any combination thereof. See "--VII Cable May Make Dividend and Redemption Payments with TCI Stock"; "Description of VII Cable Capital Stock--VII Cable Preferred Stock--Redemption--Optional Redemption."

Mandatory Redemption......  The VII Cable Preferred Stock is subject to mandatory redemption by VII Cable on the tenth anniversary of the Issue Date, at a redemption price of $100 per share, plus accrued and unpaid dividends to the date of redemption. VII Cable has the right to make mandatory redemption payments in cash, shares of TCI Stock or any combination thereof. See "--VII Cable May Make Dividend and Redemption Payments with TCI Stock"; "Description of VII Cable Capital Stock--VII Cable Preferred Stock--Redemption--Mandatory Redemption."

VII Cable May Make
Dividend and Redemption
Payments with TCI Stock...
                            VII Cable may elect to make dividend payments and redemption payments (optional or mandatory) to holders of VII Cable Preferred Stock (i) in cash,
                            (ii) by delivery of TCI Stock or (iii) by any combination of the foregoing forms of consideration selected by the VII Cable Board in its sole discretion. If VII Cable elects to make any such payment, in whole or in part, through the delivery of shares of TCI Stock (the portion paid through the delivery of shares being referred to herein as the "Stock Portion"), each holder will receive a number of shares of TCI Stock determined by dividing the dollar amount of such Stock Portion by the Cash Equivalent Amount. Any portion of a dividend or redemption payment that is not paid through the delivery of shares of TCI Stock will be paid in cash. The "Cash Equivalent Amount" means an amount equal to 95% of the Average Market Price of a share of TCI Stock. The "Average Market Price" is defined as the average of the closing sale prices for a share of TCI Stock on the Nasdaq National Market for the 10 consecutive Trading Days ending on the third such Trading Day prior to (i) in the case of dividends, the related record date and (ii) in the case of a redemption, the date of such redemption. The market price of the shares of TCI Stock may vary between the date of such determination of the Cash Equivalent Amount and the subsequent delivery of shares.

                            In the case of a dividend or redemption payment that is made through delivery of shares of TCI Stock, if the market value of such shares on the dividend payment date or the redemption date is more than 5% lower than the Average Market Price upon which the Cash Equivalent Amount is determined and the holder sells such shares of TCI Stock at such lower price, (x) in the case of such dividend, the holder's actual dividend yield for the dividend period in respect of which such dividend was paid would be lower than the stated dividend yield on the VII Cable Preferred Stock (for such period) and
                            (y) in the case of such redemption, the actual sales proceeds received by such holder would be lower than the stated redemption price for the VII Cable Preferred Stock. In addition, in connection with any such sale the holder is likely to incur commissions and other transaction costs. Except in certain circumstances in the case of dividends, TCI is not obligated to deliver shares of TCI Stock to VII Cable for use in making any dividend or redemption (optional or mandatory) payments.

                            It is possible that an investor who acquires shares of VII Cable Preferred Stock in the Transaction and holds such shares though the date of any redemption thereof may not receive anything other than shares of TCI Stock.

Voting Rights.............
                            If at any time accrued dividends on the VII Cable Preferred Stock are in arrears and unpaid in an amount equal to six or more quarterly dividend periods (whether or not consecutive), holders of the VII Cable Preferred Stock will have the right to elect two additional directors to the VII Cable Board, voting as a separate class with the holders of any preferred stock other than the VII Cable Preferred Stock ranking pari passu with the VII Cable Preferred Stock with respect to dividend rights, rights on redemption or rights on liquidation of VII Cable ("Parity Stock") upon which like voting rights have been conferred and are vested, until all dividends in arrears on the VII Cable Preferred Stock have been paid in full. The holders of VII Cable Preferred Stock will have no other voting rights, except that the affirmative vote of at least 66 2/3% of the VII Cable Preferred Stock (voting separately as a class) will be required, subject to certain exceptions, before (i) VII Cable may amend, alter or repeal any provision of VII Cable's Restated Certificate of Incorporation which would adversely affect the powers, preferences or rights of the holders of the VII Cable Preferred Stock, (ii) VII Cable or the VII Cable Board may issue additional shares of VII Cable Preferred Stock or create or issue any class or series of preferred stock of VII Cable that ranks senior to the VII Cable Preferred Stock as to dividend payments, payments on redemption or payments of amounts distributable upon the dissolution, liquidation or winding up of the Company ("Senior Stock") or (iii) VII Cable may effect a reclassification of the VII Cable Preferred Stock. See "Description of VII Cable Capital Stock--VII Cable Preferred Stock--Voting Rights."

Ranking...................
                            The VII Cable Preferred Stock will rank senior to any class or series of common stock of VII Cable. Immediately following the consummation of the Transaction, the only class or series of preferred stock outstanding of VII Cable will be the VII Cable Preferred Stock. All of the authorized shares of the VII Cable Preferred Stock will be issued in connection with the Transaction.

Registration and Listing
of TCI Stock..............
                            The TCI Stock is listed on the Nasdaq National Market under the symbol "TCOMA." Shares of TCI Stock delivered upon the exchange of VII Cable Preferred Stock will be, and the delivery of such shares as dividend or redemption payments in respect of VII Cable Preferred Stock will be conditioned upon such shares being, eligible for trading on the Nasdaq National Market and exempt from (or registered under) the Securities Act and applicable state securities laws. Trading in such shares by affiliates of VII Cable and TCI will be subject to the restrictions of Rule 144.

               SUMMARY HISTORICAL COMBINED FINANCIAL INFORMATION

                                   VII CABLE
                                 (IN MILLIONS)

  The following table sets forth certain summary historical combined financial data of VII Cable and has been derived from and should be read in conjunction with the audited combined financial statements of VII Cable for the three years ended December 31, 1995, including the notes thereto, appearing elsewhere in this Offering Circular - Prospectus (collectively, the "VII Cable Carve-Out Financial Statements"). Unaudited interim data for the three months ended March 31, 1996 and 1995 reflect, in the opinion of management of VII Cable, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results of operations for the three months ended March 31, 1996 are not necessarily indicative of results which may be expected for any other interim or annual period. The VII Cable Carve-Out Financial Statements reflect the carve-out historical results of operations and financial position of the cable television distribution business of Viacom International during the periods presented and are not necessarily indicative of results of operations or financial position that would have occurred if VII Cable had been a separate stand-alone entity during the periods presented or of future results of operations or financial position of VII Cable.

                          THREE MONTHS ENDED
                               MARCH 31,             YEAR ENDED DECEMBER 31,
                         --------------------- ----------------------------------------
                             1996       1995     1995     1994    1993    1992    1991
                         ------------ -------- --------  ------  ------  ------  ------
RESULTS OF OPERATIONS
 DATA:
Revenues................   $  116.6   $  105.9 $  442.2  $404.5  $414.8  $410.1  $378.0
Operating income(a).....       18.8       18.2     80.8    57.4    83.8    97.5    82.2
Earnings (loss) before
 taxes and cumulative
 effect of change
 in accounting
 principle..............        8.7       35.0     66.6    26.4   128.1    53.1    15.0
Net earnings (loss)
 before cumulative
 effect of change in
 accounting principle...        3.4       19.6     33.7     9.1    83.9    25.8     (.2)
Net earnings (loss).....        3.4       19.6     33.7     9.1    97.4    25.8     (.2)
RATIO OF EARNINGS TO
 FIXED CHARGES(B).......        1.6x       n/a      2.3x    1.7x    4.6x    2.0x    1.2x
                                                 AT DECEMBER 31,
                         AT MARCH 31, -----------------------------------------
                             1996       1995     1994     1993    1992    1991
                         ------------ -------- --------  ------  ------  ------
BALANCE SHEET DATA:
Total assets............   $1,064.9   $1,066.8 $1,040.4  $966.2  $964.7  $976.0
Total debt..............       57.0       57.0     57.0    57.0   106.0   106.1
Viacom equity
 investment.............      854.8      857.1    823.9   765.5   753.9   767.7

- --------
(a) Operating income is defined as earnings before interest expense, other items, net, income taxes, equity in income (loss) of affiliated companies and cumulative effect of change in accounting principle.

(b) For purposes of computing the ratio of earnings to fixed charges, earnings represent operating income before fixed charges and taxes, and fixed charges represent interest on indebtedness, amortization of debt discount and such portion of rental expense which is deemed to be representative of the interest factor.

                SUMMARY PRO FORMA COMBINED FINANCIAL INFORMATION

                                   VII CABLE
                                 (IN MILLIONS)

  The following summary unaudited pro forma combined financial data of VII Cable as of and for the three months ended March 31, 1996 and for the year ended December 31, 1995 give effect to (i) the Loan, (ii) the Conveyance, (iii) the Recapitalization, (iv) the First Distribution, (v) the Stock Issuance, (vi) the Conversion and (vii) the exchange of InterMedia Partners Southeast ("IMP") Houston cable systems for VII Cable's Nashville cable systems (the "Swap") (collectively, the "VII Cable Pro Forma Events") as if such events occurred at the beginning of the earliest period presented for results of operations data. The summary unaudited pro forma combined statement of operations data for the three months ended March 31, 1996 and year ended December 31, 1995 was based upon the statement of operations of VII Cable for the three months ended March 31, 1996 and year ended December 31, 1995, respectively. The summary unaudited pro forma combined balance sheet data give effect to the VII Cable Pro Forma Events as if they had occurred on March 31, 1996. The summary unaudited pro forma combined financial data of VII Cable were derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements of VII Cable and the notes thereto appearing elsewhere in this Offering Circular - Prospectus. See "Unaudited Pro Forma Condensed Combined Financial Statements of VII Cable." The unaudited pro forma data are not necessarily indicative of the combined results of operations or financial position that would have occurred if the VII Cable Pro Forma Events occurred at the beginning of the period presented nor are they necessarily indicative of future results of operations or financial position.

                                 THREE MONTHS ENDED
                                   MARCH 31, 1996               YEAR ENDED DECEMBER 31, 1995
                         ----------------------------------- -----------------------------------
                                     PRO FORMA   PRO FORMA               PRO FORMA   PRO FORMA
                         HISTORICAL PRE-SWAP(A) POST-SWAP(B) HISTORICAL PRE-SWAP(A) POST-SWAP(B)
                         ---------- ----------- ------------ ---------- ----------- ------------
RESULTS OF OPERATIONS
 DATA:
Revenues................   $116.6     $116.6       $114.7      $442.2     $440.5       $434.7
Operating income........     18.8        9.9          8.9        80.8       43.7         34.6
Earnings (loss) before
 taxes..................      8.7      (13.3)       (14.4)       66.6      (54.0)       (62.9)
Net earnings (loss).....      3.4      (14.4)       (14.7)       33.7      (57.2)       (60.5)
Net earnings (loss)
 attributable to common
 stock..................      3.4      (22.2)       (22.5)       33.7      (88.5)       (91.8)
Ratio of earnings to
 fixed charges..........      1.6x       (c)          (e)        2.3x       (c)         (e)
Ratio of earnings to
 combined fixed charges
 and preferred stock
 dividends..............      N/A        (d)          (f)         N/A       (d)         (f)

                                                      AT MARCH 31, 1996
                                             -----------------------------------
                                                         PRO FORMA   PRO FORMA
                                             HISTORICAL PRE-SWAP(A) POST-SWAP(B)
                                             ---------- ----------- ------------
BALANCE SHEET DATA:
Total assets................................  $1,064.9   $2,440.4     $2,435.0
Total debt..................................      57.0    1,350.0      1,350.0
Series A Preferred Stock....................       --       625.8        625.8
Class B Common Stock........................       --       350.0        350.0
Viacom equity investment....................     854.8        --           --

- --------
(a) Gives pro forma effect to the VII Cable Pro Forma Events, except for Item
    (vii) described above, as if such events had occurred at the beginning of each period presented for results of operations data and on March 31, 1996 for balance sheet data.
(b) Gives pro forma effect to the VII Cable Pro Forma Events as if such events had occurred at the beginning of each period presented for results of operations data and on March 31, 1996 for balance sheet data.

(c) Earnings were inadequate to cover fixed charges. The additional amount of earnings required to cover fixed charges on a pro forma basis for the three months ended March 31, 1996 and the year ended December 31, 1995 would have been $13.7 million and $54.1 million, respectively.

(d) Earnings were inadequate to cover combined fixed charges and preferred stock dividends. The additional amount of earnings required to cover combined fixed charges and preferred stock dividends on a pro forma combined basis for the three months ended March 31, 1996 and the year ended December 31, 1995 would have been $25.7 million and $102.3 million, respectively.

(e) Earnings were inadequate to cover fixed charges. The additional amount required to cover fixed charges on a pro forma basis for the three months ended March 31, 1996 and the year ended December 31, 1995 would have been $14.8 million and $63.0 million, respectively.

(f) Earnings were inadequate to cover combined fixed charges and preferred stock dividends. The additional amount of earnings required to cover combined fixed charges and preferred stock dividends on a pro forma combined basis for the three months ended March 31, 1996 and the year ended December 31, 1995 would have been $26.8 million and $111.2 million, respectively.

                           COMPARATIVE PER SHARE DATA

  Holders of Viacom Common Stock who successfully participate in the Exchange Offer will initially receive shares of VII Cable Class A Common Stock which, at the completion of the Transaction, will automatically become shares of VII Cable Preferred Stock. Accordingly, it is the VII Cable Preferred Stock that holders of Viacom Common Stock will ultimately receive if their shares are accepted for exchange in the Exchange Offer. The VII Cable Preferred Stock will have specific dividend, liquidation, voting, exchange and redemption rights which are not comparable to the rights of a holder of common stock of Viacom or VII Cable. See "Description of VII Cable Capital Stock--VII Cable Preferred Stock" and "Comparison of Rights of Stockholders of Viacom and VII Cable." Therefore, the following presentation is based solely upon market values, and may not reflect all of the relevant considerations an investor may have in comparing these two different types of securities.

  The following table presents equivalent pro forma per share data reflecting the receipt by a Viacom stockholder upon completion of the Transaction of a portion of a share of VII Cable Preferred Stock for each share of Viacom Common Stock tendered in the Exchange Offer. Such equivalent pro forma per share data reflect only an assumed market value per share of VII Cable Preferred Stock of $100, the dividend rate of 5.0% and the Exchange Ratios of .4075 and .47 (the Minimum Exchange Ratio and Maximum Exchange Ratio, respectively) of a share of VII Cable Class A Common Stock for each share of Viacom Common Stock. Historical per share data of VII Cable are not presented because the Cable Business was conducted through Viacom International, a wholly owned subsidiary of Viacom prior to the Exchange Offer. No consideration was given to the many differences in the rights attendant to each security. The VII Cable Preferred Stock may not trade at $100 per share immediately after completion of the Transaction. See "Risk Factors--Uncertainties with respect to Setting the Dividend Rate" and "--Market Uncertainties with respect to VII Cable Preferred Stock."

                                 THREE MONTHS
                             ENDED MARCH 31, 1996  YEAR ENDED DECEMBER 31, 1995
                            ---------------------- -------------------------------
                            AT MINIMUM  AT MAXIMUM  AT MINIMUM
                             EXCHANGE   EXCHANGE     EXCHANGE         AT MAXIMUM
                              RATIO       RATIO        RATIO        EXCHANGE RATIO
                            ---------- ----------- --------------   --------------
   VII Cable Preferred
    Stock per share of
    Viacom Common Stock:
     Market value..........   $40.75     $47.00      $        40.75   $        47.00
     Dividends.............   $  .51     $  .59      $         2.04   $         2.35

  The following table presents historical and pro forma per share data for Viacom giving effect to the consummation of the Transaction at the Exchange Ratios of .4075 and .47 (the Minimum Exchange Ratio and Maximum Exchange Ratio, respectively) of a share of VII Cable Class A Common Stock for each share of Viacom Common Stock. The Minimum Exchange Ratio and Maximum Exchange Ratio columns reflect the assumed exchange of 15.4 million and 13.3 million shares of Viacom Common Stock, respectively. The table should be read in conjunction with the historical consolidated financial statements and notes thereto (incorporated herein by reference) and the unaudited pro forma condensed consolidated financial statements and notes thereto appearing elsewhere in this Offering Circular - Prospectus of Viacom for the three months ended March 31, 1996 and the year ended December 31, 1995.

                                     THREE MONTHS ENDED
                                       MARCH 31, 1996            YEAR ENDED DECEMBER 31, 1995
                              -------------------------------- --------------------------------
                                         PRO FORMA  PRO FORMA             PRO FORMA  PRO FORMA
                                         AT MINIMUM AT MAXIMUM            AT MINIMUM AT MAXIMUM
                                          EXCHANGE   EXCHANGE              EXCHANGE   EXCHANGE
                              HISTORICAL   RATIO      RATIO    HISTORICAL   RATIO      RATIO
                              ---------- ---------- ---------- ---------- ---------- ----------
   Per share of Viacom
    Common Stock:
    Net earnings from
     continuing operations.     $  .03     $  .05     $  .05     $  .41      $.50       $.49
    Dividends..............        N/A        N/A        N/A        N/A       N/A        N/A
    Book value.............     $29.51     $32.89     $32.69     $29.47       N/A        N/A

  Viacom has not declared cash dividends on its common stock and has no present intention of so doing.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

  The following table sets forth (i) the ratio of earnings to fixed charges for Viacom for the three months ended March 31, 1996 and the year ended December 31, 1995 presented on a pro forma basis, for the three months ended March 31, 1996 and for each year in the five-year period ended December 31, 1995 and (ii) the ratio of earnings to combined fixed charges and preferred stock dividends for Viacom for the three months ended March 31, 1996 and the year ended December 31, 1995 presented on a pro forma basis, for the three months ended March 31, 1996 and for each applicable year in the five-year period ended December 31, 1995. For purposes of computing the following ratios, earnings represent operating income before fixed charges and taxes, and fixed charges represent interest on indebtedness, amortization of debt discount and such portion of rental expense which is deemed to be representative of the interest factor. The ratios set forth below should be read in conjunction with the financial statements of Viacom incorporated in this Offering Circular - Prospectus.

                                      PRO FORMA               THREE MONTHS YEAR ENDED DECEMBER 31,
                         ------------------------------------    ENDED     ----------------------------
                         THREE MONTHS ENDED    YEAR ENDED      MARCH 31,
                           MARCH 31, 1996   DECEMBER 31, 1995     1996     1995  1994  1993  1992  1991
                         ------------------ ----------------- ------------ ----  ----  ----  ----  ----
Ratio of Earnings to
 Fixed Charges..........        1.4x               1.8x           1.3x     1.7x  1.7x  2.8x  1.8x  1.0x
Ratio of Earnings to
 Combined Fixed Charges
 and Preferred Stock
 Dividends..............        1.2x               1.5x           1.1x     1.5x  1.1x  2.5x  (a)   (a)

- --------
(a) Viacom did not have any preferred stock outstanding from 1991 to October
    1993.

                                 RISK FACTORS

  In considering whether or not to tender shares of Viacom Common Stock pursuant to the Exchange Offer, holders of Viacom Common Stock should consider carefully all of the information set forth or incorporated in this Offering Circular - Prospectus and, in particular, the following:

MARKET UNCERTAINTIES WITH RESPECT TO VII CABLE PREFERRED STOCK

  Prior to the Exchange Offer, there has been no public market for the VII Cable Preferred Stock. Although the VII Cable Preferred Stock was approved for quotation on the Nasdaq National Market on June 20, 1996, there can be no assurance that an active trading market for the VII Cable Preferred Stock will be established or maintained after the consummation of the Exchange Offer. The prices at which the VII Cable Preferred Stock trades will be determined by the marketplace and could be subject to significant fluctuations in response to many factors, including, among other things, variations in quarterly operating results, changes in economic conditions in the industries in which VII Cable participates and changes in government regulations. In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations as well as economic conditions may adversely affect the market price of VII Cable Preferred Stock.

UNCERTAINTIES WITH RESPECT TO SETTING THE DIVIDEND RATE

  The dividend rate was determined based upon the advice of Viacom's financial advisor, Wasserstein Perella, and TCI's financial advisor, Merrill Lynch. The dividend rate was set so that the VII Cable Preferred Stock would, in the opinion of the Financial Advisors and based on conditions at the time they gave their advice, be expected to have a market value of approximately $100 per share immediately after completion of the Transaction (assuming no change in conditions between the date of their opinion and the date of consummation of the Transaction). The dividend rate was determined one business day prior to the commencement of the Exchange Offer taking into account various factors including: (i) the other terms of the VII Cable Preferred Stock, (ii) VII Cable's and TCI's recent results of operations, their future prospects and those of the cable industry generally, (iii) the terms of (including the dividend rates on), and market prices of, securities of other companies considered to be comparable to VII Cable and TCI, and (iv) general economic, financial and market conditions prevailing at the time that the dividend rate was set. The dividend rate was determined based on conditions as of June 21, 1996 and may not be the rate that the Financial Advisors would have recommended in order for the VII Cable Preferred Stock to have a market value of approximately $100 per share immediately after completion of the Transaction if the rate were determined at the end of the Exchange Offer based on conditions at that time. Furthermore, the Financial Advisors' advice does not constitute an assurance that the VII Cable Preferred Stock will not trade below $100 per share initially or at any time thereafter.

PAYMENTS IN TCI STOCK

  VII Cable has the right to make dividend, optional redemption and mandatory redemption payments in cash, shares of TCI Stock or any combination of the foregoing. Accordingly, it is possible that an investor who acquires shares of VII Cable Preferred Stock and holds such shares through the date of any redemption thereof may receive shares of TCI Stock rather than cash. The price at which TCI Stock trades is determined by the marketplace and is subject to fluctuations in response to various factors. Except in certain circumstances in the case of dividends, TCI is not obligated to deliver shares of TCI Stock to VII Cable.

IMPACT OF HIGH LEVERAGE

  After consummation of the Transaction, VII Cable will have debt which will be substantial in relation to its stockholders' equity. See "Unaudited Pro Forma Condensed Combined Financial Statements of VII Cable."

  The amount of VII Cable's debt could have important consequences to holders of shares of Viacom Common Stock who elect to tender shares in the Exchange Offer, including: (i) limiting VII Cable's ability to obtain additional financing to fund future working capital requirements, capital expenditures, acquisitions or other general corporate requirements;
(ii) requiring a substantial portion of VII Cable's cash flow from operations to be dedicated to debt service requirements, thereby reducing the funds available for operations and future business opportunities; (iii) requiring all of the indebtedness incurred under the Loan to be repaid prior to the time any payments for mandatory redemption are required with respect to the VII Cable Preferred Stock; and (iv) causing VII Cable to become more sensitive to adverse economic and industry conditions. Based upon current levels of operations, anticipated growth and intercompany advances, as required, from TCI, VII Cable expects to be able to generate sufficient cash flow to make all of the principal and interest payments when due on the Loan, but there can be no assurance that VII Cable will be able to repay such borrowings. See "Description of Certain Indebtedness of VII Cable."

CONTROLLING STOCKHOLDER

  Immediately after completion of the Transaction, TCI Cable will own all of the outstanding common stock of VII Cable and TCI will own all of the outstanding common stock of TCI Cable. Consequently, TCI will be in a position to control the election of the VII Cable Board as well as the direction and future operations of VII Cable.

POTENTIAL CONFLICTS OF INTEREST

  General. Following the consummation of the Transaction, it is expected that TCI or its affiliates will enter into business transactions, agreements and arrangements with VII Cable and its affiliates. These transactions, agreements and arrangements are expected to be on terms which in the aggregate are not materially different from those which could be obtained from unrelated third parties through negotiations on an arm's length basis. See "Description of VII Cable Capital Stock--VII Cable Preferred Stock--Certain Covenants-- Transactions with Affiliates."

  Intercompany Agreements. Following the consummation of the Transaction, TCI and its affiliates will enter into a number of intercompany agreements with VII Cable and its affiliates covering the carriage of programming services, as well as matters such as lending arrangements, tax sharing and the use of certain trade names and service marks by VII Cable. It is anticipated that VII Cable will purchase a portion of its programming from cable programmers in which TCI or its affiliates (other than VII Cable) have an interest. In addition, it is anticipated that TCI will provide certain administrative, financial, treasury, accounting, tax, legal and other services to VII Cable and make available certain of its employee benefit plans to officers and employees of VII Cable and its affiliates. While these agreements and arrangements are expected to be on terms which in the aggregate are not materially different from those which could be obtained from unrelated third parties through negotiations on an arm's length basis, conflicts could arise in the interpretation, extension or renegotiation of the foregoing agreements. Furthermore, to the extent that TCI and its affiliates supply VII Cable with program services after the consummation of the Transaction, the Channel Occupancy Rules (as defined herein) may affect the number of TCI-affiliated program services that VII Cable's systems distribute to their subscribers until such time as VII Cable increases channel capacity on a system by system basis beyond 75 channels. See "Business of VII Cable--Regulation--Federal Regulation--1992 Cable Act--Carriage of Affiliated Programming" and "Relationship between VII Cable and TCI after the Exchange Offer."

  Business Opportunities. Following the consummation of the Transaction, TCI and VII Cable, through their respective affiliates, will each own or have interests in cable television systems. The presence of both companies in the cable distribution industry could give rise to potential conflicts of interest between them, including conflicts which may arise with respect to the acquisition of cable franchises covering areas contiguous with service areas in which TCI and VII Cable, through their respective affiliates, have franchises, as well as in other instances in which TCI and VII Cable may both be pursuing the same business opportunity.

DEPENDENCE ON ADDITIONAL CAPITAL

  The ownership, development and operation of cable television systems requires substantial capital investment. Significant capital expenditures are also required to maintain, upgrade, rebuild and expand such systems. During the five year period ended December 31, 1995, VII Cable's capital expenditures were $396 million. VII Cable's capital expenditures in 1996 are estimated to be approximately $150 million. Of such amount, approximately 68% will be incurred in connection with the rebuilding of VII Cable's cable distribution network. Additional capital expenditures will be required in order for VII Cable to take advantage of technological advances such as fiber optics, two-way communication and digital compression so as to enable it to offer such services as high-capacity data transmission, telephony, interactive video, NVOD (as defined herein) and video on demand. VII Cable will therefore continue to need capital to fund such capital expenditures and working capital requirements for the foreseeable future. No assurance can be given that VII Cable will be able to obtain additional financing on terms acceptable to it and in an amount sufficient to meet such anticipated capital expenditure requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of VII Cable--Liquidity and Capital Resources" and the historical and pro forma financial statements, including the notes thereto, of VII Cable.

RAPID TECHNOLOGICAL CHANGES

  The cable industry is subject to rapid and significant changes in technology. While Viacom's Cable Business is in the process of rebuilding its broadband network to be sufficiently flexible to permit the delivery to its customers of a variety of existing television and telephony services, and advanced, interactive and integrated entertainment, telecommunications and information services as they become available in the future, the effect of any future technological changes on the viability or competitiveness of VII Cable's business cannot be predicted.

REGULATION AND COMPETITION IN THE CABLE DISTRIBUTION BUSINESS

  The cable television industry is subject to extensive regulation on the federal, state and local levels. Many aspects of such regulations are currently the subject of judicial proceedings and administrative or legislative proposals. The Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") amended the Communications Act of 1934 (as amended by the 1992 Cable Act, the "Communications Act") and significantly expanded the scope of cable television regulation in effect immediately prior to the enactment of the 1992 Cable Act. The Communications Act was most recently amended on February 8, 1996 when the Telecommunications Act of 1996 (the "1996 Telecommunications Act") was enacted. When fully implemented by the FCC, the 1996 Telecommunications Act will change the communications industry and alter federal, state and local laws and regulations regarding the provision of cable and telephony services. Among other things, the 1996 Telecommunications Act authorizes entry of cable operators and electric utilities into the telephone/telecommunications business, and, beginning on March 31, 1999 (the "Sunset Date") eliminates the regulation of certain cable rates. Other rate regulations will remain in effect after the Sunset Date. A number of provisions in the Communications Act relating to, among other things, rate regulation, have had an adverse effect, potentially material, on the cable television industry and on the Cable Business. In particular, pursuant to the Communications Act, the FCC adopted regulations that permit franchising authorities to set rates for basic service and the provision of cable-related equipment. To the extent that rates (which VII Cable has adjusted to comply with the Communications Act and the regulations thereunder) are found, upon review, to exceed those permitted by the FCC regulations, franchising authorities may require cable television systems to reduce those rates and provide refunds for up to a one-year period. Additionally, under the 1996 Telecommunications Act, until the Sunset Date, the FCC will, upon a complaint by a franchising authority, determine whether rates for regulated non-basic service tiers are unreasonable and, if so found, reduce such rates and provide refunds from the date of such complaint.

  The FCC's Cable Services Bureau has issued rulings with respect to the rates which Viacom charged to subscribers for regulated non-basic Satellite Value Package (as defined herein) services from the date of complaint to July 14, 1994. Although Viacom has adjusted its rates to conform with the FCC's rate standards, these rulings required reductions in rates and refunds in most cases. Virtually every case is now undergoing an internal appeal process at the FCC. The FCC has not issued any rulings on the rates which have been in effect since July 15, 1994. It is possible that these rate complaints could be settled in an agreement with the FCC which would obviate the pursuit of the appeals process. In addition, local franchising authorities have issued rate rulings in respect of Viacom's Limited Service tier in a majority of jurisdictions. These rulings have either been implemented or appealed to the FCC for the correction of technical errors. It is possible that additional orders by the FCC or by local franchising authorities will result in additional rate refunds for prior periods. However, future rates will be subject to increase under the FCC's recently revised rate rules. These rate rules generally permit operators to increase tier rates to recover reasonably anticipated changes in cost and inflation to account for past years' cost changes, recovering such costs with interest for time lost as a result of regulatory delays. In addition, the 1996 Telecommunications Act will deregulate rates of non-basic tiers of programming after the Sunset Date. See "Business of VII Cable--Regulation--Federal Regulation."

  Cable television companies operate under franchises granted by state, county or local authorities which are subject to renewal and renegotiation from time to time. The Communications Act prohibits franchising authorities from granting exclusive cable television franchises and from unreasonably refusing to award additional competitive franchises; it also permits locally authorized municipal authorities to operate cable television systems in their communities without a franchise. Therefore, there is a potential for competition with VII Cable's cable television systems from these sources, as well as from other distribution systems capable of delivering television programming to homes. Recent court and administrative decisions have removed certain of the restrictions that heretofore have limited entry into the cable television business by potential competitors, such as MMDS (as defined herein) delivery systems and telcos (as defined herein). The 1996 Telecommunications Act eliminates substantially all restrictions on the entry of telcos and public utilities subject to the Public Utility Holding Company Act of 1935 into the cable television business. Telcos may now enter as traditional cable operators, as common carrier conduits for programming supplied by others, as operators of wireless distribution systems such as MMDS or MLDS (as defined herein), or as hybrid common carrier/cable operator providers of programming on so-called "open video systems". Viacom cannot predict the extent to which competition will materialize from other cable television operators, other distribution systems for delivering television programming to the home or other potential competitors, or, if such competition materializes, the extent of its effect on VII Cable. See "Business of VII Cable--Competition."

TAX TREATMENT OF THE TRANSACTION

  Viacom has received a Ruling Letter from the IRS stating that, for U.S. federal income tax purposes, the Transaction will qualify under Sections 355 and 368 of the Internal Revenue Code of 1986, as amended (the "Code"), as a distribution that is tax-free to Viacom's stockholders (except with respect to cash received in lieu of fractional shares) and, in general, tax-free to Viacom. Nevertheless, if Viacom, having obtained the Ruling Letter from the IRS, consummates the Transaction and the Transaction is subsequently held to be taxable, both Viacom and its stockholders whose shares were accepted for exchange in the Exchange Offer could be subject to tax on the Transaction (subject to the obligation of TCI and TCI Cable to indemnify Viacom under certain circumstances pursuant to the Tax Indemnity Letter (as defined herein)), which tax could be material. See "Certain Federal Income Tax Consequences."

  The Tax Indemnity Letter provides for indemnification on an after-tax basis by TCI and TCI Cable, jointly and severally, of each member of the Viacom consolidated group of companies in the event that any or all of the Ruling Letter, following its issuance by the IRS, is withdrawn or otherwise not followed by the IRS and the Transaction or any of the component steps of the Transaction gives rise to federal, state or local income or franchise tax liability as a result of any misstatements or omissions of material fact in respect of certain representations made by TCI and TCI Cable with regard to VII Cable and its subsidiaries. See "Arrangements among Viacom, Viacom International, TCI and TCI Cable--Terms of Certain Ancillary Agreements."

                                THE TRANSACTION

GENERAL

  As of the date of this Offering Circular - Prospectus, Viacom International is a wholly owned subsidiary of Viacom through which Viacom conducts its Networks and Broadcasting, Entertainment, Theme Parks, Publishing and Cable Business operations. Viacom has determined to offer to holders of shares of Viacom Common Stock the opportunity to acquire shares of VII Cable, a company that will, upon the consummation of the steps summarized below, own the Cable Business. All such steps are being undertaken pursuant to the terms and conditions of the Parents Agreement, the Implementation Agreement, the Subscription Agreement and the Ancillary Agreements. For a description of each of those agreements, see "Arrangements among Viacom, Viacom International, TCI and TCI Cable."

  Step 1. Viacom commences this Exchange Offer in which it is offering to the holders of shares of Viacom Common Stock the opportunity to exchange all or a portion of their shares of Viacom Common Stock for shares of VII Cable Class A Common Stock. A total of 6,257,961 shares of VII Cable Class A Common Stock having a par value of $100 per share and an aggregate par value of $625,796,100 are exchangeable in the Exchange Offer. Once the Trigger Amount is reached, and subject to certain other conditions, Viacom will become obligated to consummate the Exchange Offer. Holders of Viacom Common Stock whose shares are accepted for exchange will receive shares of VII Cable Class A Common Stock which, after the completion of the Transaction, will automatically and immediately convert into shares of VII Cable Preferred Stock on a one for one basis. Viacom stockholders participating in the Exchange Offer will not at any time take physical possession of shares of VII Cable Class A Common Stock. NAI, a closely held corporation that owns approximately 61% of the outstanding Viacom Class A Common Stock and approximately 25% of the outstanding Viacom Common Stock, has advised Viacom that it will not participate in the Exchange Offer.

  Step 2. Immediately prior to the expiration of the Exchange Offer, Viacom International will borrow the Loan Proceeds. For a description of the terms of the Loan, see "Description of Certain Indebtedness of VII Cable."

  Step 3. On the date the Exchange Offer is consummated, Viacom International will convey to Viacom Services ownership of the assets relating to the Non-Cable Businesses, the Loan Proceeds and certain nonmaterial assets (including certain equity investments and marketable securities) which have historically been reported as part of Viacom's Cable Television segment and which from and after the First Distribution are deemed included in the definition of Non-Cable Businesses and Viacom Services will assume substantially all of Viacom International's liabilities (including its existing public debt and guarantees, bank debt and the existing intercompany debt owed by Viacom International to Viacom), other than Viacom International's repayment and other obligations under the Loan and liabilities relating to the Cable Business other than certain nonmaterial specified liabilities.

  Step 4. Viacom International will then distribute 100% of the stock of Viacom Services to Viacom, and Viacom International will be recapitalized, with all of the existing common stock being reclassified into 6,257,961 new shares of VII Cable Class A Common Stock having a par value of $100 per share and an aggregate par value of $625,796,100. VII Cable will be renamed "TCI Pacific Communications, Inc."

  Step 5. Assuming that a sufficient number of shares of Viacom Common Stock is tendered to enable Viacom to exchange its entire $625,796,100 ownership interest in VII Cable (i.e., assuming that the Trigger Amount is reached), Viacom will then consummate the Exchange Offer. Upon consummation of the Exchange Offer, 100% of the outstanding shares of VII Cable Class A Common Stock will be exchanged at the Final Exchange Ratio for the shares of Viacom Common Stock properly tendered and not withdrawn or deemed withdrawn in the Exchange Offer at exchange ratios at or below the Final Exchange Ratio. VII Cable will thereupon cease to be a subsidiary of Viacom and will be wholly owned by those Viacom stockholders whose shares were accepted for exchange.

  Step 6. Immediately following the consummation of the Exchange Offer, VII Cable has agreed to issue and TCI Cable has agreed to acquire 100 shares of VII Cable Class B Common Stock in exchange for the Subscription Payment. Under the terms and conditions of the Loan, VII Cable will be obligated to use the Subscription Payment to reduce VII Cable's obligations under the Loan. Furthermore, as a result of such issuance, each share of VII Cable Class A Common Stock distributed to Viacom stockholders pursuant to the Exchange Offer will automatically and immediately convert into one share of VII Cable Preferred Stock. See "Description of VII Cable Capital Stock--VII Cable Preferred Stock." After the consummation of the Stock Issuance, the only common stock of VII Cable which will be outstanding will be the VII Cable Class B Common Stock, all of which will be owned by TCI Cable, and all of the shares of VII Cable Preferred Stock will be owned by those Viacom stockholders whose shares were accepted for exchange in the Exchange Offer.

  If insufficient tenders are made by Viacom stockholders in the Exchange Offer to permit the Trigger Amount to be reached, Viacom shall extend the Exchange Offer not less than ten nor more than 15 business days (or such greater period as may be required under the Exchange Act). During such extension, TCI and Viacom have agreed to negotiate in good faith to determine mutually acceptable changes to the terms and conditions for the VII Cable Preferred Stock (including without limitation the TCI Exchange Rate and the dividend yield on the VII Cable Preferred Stock) and the Exchange Offer (including without limitation the duration of any extension and the maximum Exchange Ratio) that each believes in good faith will cause the Minimum Condition to be fulfilled and that would cause the VII Cable Preferred Stock to have a market value of approximately $100 par value per share immediately following the consummation of the Exchange Offer and the Stock Issuance. If Viacom materially changes the terms of the VII Cable Preferred Stock or the conditions of the Exchange Offer, Viacom will extend the Exchange Offer to the extent required by the Exchange Act. See "The Exchange Offer--Extension of Tender Period; Termination; Amendment." In the event the Trigger Amount is not thereafter reached, TCI and Viacom will each have the right to terminate the Transaction. The transactions contemplated by this Offering Circular -
 Prospectus may also terminate or be terminable in certain other circumstances. See "Arrangements Among Viacom, Viacom International, TCI and TCI Cable--Terms of the Parents Agreement--Termination."

  Upon the closing of the Transaction, assuming the partial repayment of the Loan with the proceeds of the Subscription Payment, VII Cable will have an aggregate capitalization consisting of (i) approximately $1.35 billion of borrowings under the Loan (after repayment of $350 million), (ii) VII Cable Preferred Stock with an estimated aggregate par value of approximately $625,796,100 and (iii) $350 million of paid-in capital for the VII Cable Class B Common Stock (representing the Subscription Payment), and will have no shares of VII Cable Class A Common Stock outstanding (such shares having been converted into the VII Cable Preferred Stock). See "Unaudited Pro Forma Condensed Combined Financial Statements of VII Cable."

PURPOSE AND EFFECTS OF THE TRANSACTION

  The Exchange Offer will provide Viacom stockholders with an opportunity to adjust, on a tax-free basis, their investment between the Cable Business and Viacom's Non-Cable Businesses. See "Certain Federal Income Tax Consequences." To the extent that a holder exchanges its Viacom Common Stock pursuant to the Exchange Offer, such holder will no longer participate in any increase in the value of such Viacom Common Stock.

  The Transaction will also reduce Viacom's overall level of indebtedness, which will enhance Viacom's prospects for an increase in the rating of its long-term senior unsecured debt to investment grade, thereby lowering Viacom's financing costs and enhancing the terms on which Viacom can access the capital markets. The Transaction will enable Viacom to utilize its investment capital to invest in the growth of its core, content-driven entertainment and publishing businesses rather than in the further development of its cable television business. The Transaction will eliminate perceived conflicts and permit Viacom to further its position on regulatory matters consistent with Viacom's focus on its programming businesses. Upon the consummation of the Transaction, certain rules under current federal telecommunications law which impose restrictions on cable programmers affiliated with cable system operators would no longer apply to Viacom. Viacom believes that all of the foregoing will result in improved deployment of its assets that will enhance value for its stockholders. Viacom believes that this enhanced value may have been a factor in the increased market price of shares of Viacom Class B Common Stock in the period preceding the September 1995 maturity date of Viacom's Variable

Common Rights (which were issued in connection with the acquisition of Blockbuster Entertainment Corporation and which represented the right to receive shares of Viacom Class B Common Stock depending on market prices of Viacom Class B Common Stock). The magnitude of the obligation of Viacom to deliver shares of Viacom Class B Common Stock upon the maturity of the Variable Common Rights was inversely related to such market prices during such period.

  Holders of shares of Viacom Common Stock will be affected by the Transaction regardless of whether such holders tender their shares of Viacom Common Stock for exchange pursuant to the Exchange Offer. Holders of shares of Viacom Common Stock who tender all of their shares for exchange pursuant to the Exchange Offer will, if all such shares are accepted for exchange, no longer have an ownership interest in Viacom. Holders of shares of Viacom Common Stock who tender all of their shares for exchange and who become subject to proration because more shares of Viacom Common Stock are tendered for exchange than are necessary to reach the Trigger Amount will have a diminished ownership interest in Viacom. Holders of shares of Viacom Common Stock who do not tender any of their shares for exchange pursuant to the Exchange Offer will not receive shares of VII Cable Class A Common Stock as a result of the Exchange Offer and will continue to have an ownership interest in Viacom, which ownership interest will have increased on a percentage basis as a result of the Exchange Offer, but will no longer hold an interest in the Cable Business.

  NONE OF VIACOM, VIACOM INTERNATIONAL, THE DEALER MANAGER, THE BOARD OF DIRECTORS OF VIACOM OR THE BOARD OF DIRECTORS OF VIACOM INTERNATIONAL MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER OF VIACOM WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES OF VIACOM COMMON STOCK PURSUANT TO THE EXCHANGE OFFER. EACH STOCKHOLDER MUST MAKE ITS OWN DECISION WHETHER TO TENDER SHARES OF VIACOM COMMON STOCK PURSUANT TO THE EXCHANGE OFFER AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT EXCHANGE RATIO TO TENDER SUCH SHARES, AFTER READING THIS OFFERING CIRCULAR - PROSPECTUS AND THE TCI PROSPECTUS AND CONSULTING WITH ITS ADVISORS BASED ON ITS OWN FINANCIAL POSITION AND REQUIREMENTS.

NO APPRAISAL RIGHTS

  Because an exchange offer is not a merger or consolidation giving rise to appraisal rights under Section 262 of the DGCL, no appraisal rights are available to Viacom stockholders in connection with the Transaction.

REGULATORY APPROVALS

  No filings under the HSR Act are required in connection with the Exchange Offer generally. Viacom and TCI have to date made filings under the HSR Act with respect to the Stock Issuance. The waiting period with respect to each of these filings terminated in September 1995. To the extent that certain stockholders of Viacom decide to participate in the Exchange Offer and thereby acquire a number of shares of VII Cable Class A Common Stock that exceeds any threshold stated in the regulations under the HSR Act, and if an exemption under those regulations does not apply, such stockholders and Viacom would be required to make filings under the HSR Act, and the waiting period under the HSR Act would have to expire or be terminated before any exchanges of shares with those particular stockholders could be effected.

  Approvals have been obtained from all local franchise authorities having rights of approval over changes of control with respect to the change of control of the VII Cable subsidiaries operating cable systems in such authorities' jurisdictions. One of these approvals will expire by its terms on July 24, 1996. A request for extension of this approval has been submitted and is expected to be granted. Another such approval will expire by its terms on September 30, 1996, if the Transaction has not been consummated by such date. In such event, a request for this approval will be resubmitted and reapproval is expected to be granted. Any such request for reapproval would not be expected to delay the consummation of the Transaction. The City of San Francisco has taken the position that its consent to the Transaction is required. VII Cable disagrees with this position. The City and VII Cable are engaged in negotiations pursuant to which the City would release its claims, if any. VII Cable does not believe results of such negotiations will have a material adverse effect on VII Cable. The FCC has approved the change of control of the (i) entities licensed to operate the wireless communications systems used in VII Cable's business and (ii) entities licensed to operate the wireless communications systems used in the Non-Cable Businesses. See "Arrangements among Viacom, Viacom International, TCI and TCI Cable--Terms of the Implementation Agreement--Consents and Approvals."

  Viacom and Viacom International do not believe that any other material federal or state regulatory approvals will be necessary to consummate the Transaction.

ANTICIPATED ACCOUNTING TREATMENT

  Following completion of the Conveyance, the First Distribution, the Recapitalization and the Second Distribution, the assets and liabilities and results of operations of VII Cable will cease to be consolidated with the assets and liabilities and results of operations of Viacom. It is expected that the transactions contemplated by the Subscription Agreement will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles. Accordingly, the cost to acquire VII Cable following consummation of the Exchange Offer will be allocated, by TCI, to the assets and liabilities acquired based on their fair values, with any excess being treated as intangible assets.

                              THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in the Exchange Offer, Viacom is offering hereby to exchange all of the outstanding shares of VII Cable Class A Common Stock for shares of Viacom Common Stock that are validly tendered by the Expiration Time on the Expiration Date and not deemed withdrawn, as set forth below under "--Withdrawal Rights," at an Exchange Ratio (determined in the manner set forth below) not greater than .47 (the Maximum Exchange Ratio) nor less than .4075 (the Minimum Exchange Ratio) of a share of VII Cable Class A Common Stock for each share of Viacom Common Stock tendered. The term "Expiration Time" shall mean 12:00 Midnight, New York City time, and the term "Expiration Date" shall mean July 22, 1996, unless the period of time during which the Exchange Offer is open shall have been extended in accordance with applicable law and the Parents Agreement, in which event the terms "Expiration Time" and "Expiration Date" shall mean the latest time and date at which the Exchange Offer, as so extended, shall expire. See "--Extension of Tender Period; Termination; Amendment." The maximum number of shares of Viacom Common Stock which will be accepted for exchange will be that number of shares which, when multiplied by the Final Exchange Ratio, equals all of the outstanding shares of VII Cable Class A Common Stock. If more than such maximum number of shares of Viacom Common Stock are tendered, the Exchange Offer will be oversubscribed. If the Exchange Offer is oversubscribed, shares of Viacom Common Stock tendered at or below the Final Exchange Ratio will be subject to proration. The proration period will also expire at the Expiration Time on the Expiration Date.

  The Exchange Offer will be conducted as a modified "dutch auction" in which holders of Viacom Common Stock will be able to specify a fraction of a share of VII Cable Class A Common Stock (or Exchange Ratio) that such holders are willing to receive in exchange for a share of Viacom Common Stock. Whether and to what extent a tendering Viacom stockholder will have its tendered shares accepted for exchange in the Exchange Offer will depend upon how the Exchange Ratio specified by it compares to Exchange Ratios specified by other tendering Viacom stockholders. In other words, a "dutch auction" is a competitive bid among Viacom stockholders where the Final Exchange Ratio is the lowest bid which enables Viacom to exchange all of the outstanding shares of VII Cable Class A Common Stock. The Exchange Ratio specified by each tendering Viacom stockholder must be within the Exchange Ratio Range. The Minimum Exchange Ratio and Maximum Exchange Ratio were established by Viacom, pursuant to its obligations under the Parents Agreement. Viacom will, upon the terms and subject to the conditions of the Exchange Offer, determine the Final Exchange Ratio (i.e., the amount of VII Cable Class A Common Stock that Viacom will exchange for each share of Viacom Common Stock accepted for exchange), taking into account the number of shares of Viacom Common Stock tendered and the fraction of a share of VII Cable Class A Common Stock specified by tendering stockholders. Viacom will select as the Final Exchange Ratio the lowest Exchange Ratio that will allow it to exchange all of the outstanding shares of VII Cable Class A Common Stock. The Final Exchange Ratio will be promptly announced by Viacom after the Expiration Date.

  The Final Exchange Ratio will be calculated by Viacom as follows. At the expiration of the Exchange Offer, Viacom will calculate the number of shares of Viacom Common Stock validly tendered at Exchange Ratios within the Exchange Ratio Range, beginning with shares tendered at the Minimum Exchange Ratio and ending, if necessary, at the Maximum Exchange Ratio. When the aggregate dollar value of the tenders made (calculated as described in the immediately following sentence) in ascending order of Exchange Ratios is equal to or greater than $625,796,100 (i.e., the Trigger Amount), Viacom will become obligated to accept, on a pro rata basis, the shares of all stockholders who tendered at or below the lowest Exchange Ratio required to reach the Trigger Amount. Whether such aggregate dollar value amount is reached will be determined by multiplying (i) the total number of shares of Viacom Common Stock tendered at or below such Exchange Ratio by (ii) the product of such Exchange Ratio times 100. The lowest Exchange Ratio required to reach the Trigger Amount will be the Final Exchange Ratio, at which Exchange Ratio all 6,257,961 shares of VII Cable Class A Common Stock will be issued to holders of shares of Viacom Common Stock whose shares are accepted for exchange pursuant to the Exchange Offer. At the Minimum Exchange Ratio, Viacom would accept for exchange 15,356,960 shares of Viacom Common Stock (or 4.1% of the total number of shares of Viacom Common Stock outstanding). At the Maximum Exchange Ratio, Viacom would accept for exchange 13,314,811 shares of Viacom Common Stock (or 3.6% of the total number of shares of Viacom Common Stock outstanding). The total number of shares of Viacom Common Stock to be accepted for exchange in the Exchange Offer will be equal to (i) the total number of shares of VII Cable Class A Common Stock exchangeable in the Exchange Offer (6,257,961 shares) divided by (ii) the Final Exchange Ratio. Holders of Viacom Common Stock whose shares are accepted for exchange will receive shares of VII Cable Class A Common Stock which, after the completion of the Transaction, will automatically and immediately convert into shares of VII Cable Preferred Stock on one for one basis.

  Based on the Estimated Asset Value of $2,325,796,100 and Loan Proceeds of $1.7 billion, in calculating the number of shares of Viacom Common Stock to be accepted for exchange in the Exchange Offer, Viacom: (i) subtracted the Loan Proceeds ($1.7 billion) from the Estimated Asset Value ($2,325,796,100), thereby fixing the aggregate par value of VII Cable Class A Common Stock to be distributed to Viacom stockholders (i.e., the Trigger Amount) at $625,796,100;
(ii) divided the Trigger Amount by the par value per share of VII Cable Class A Common Stock ($100) in order to determine the number of shares of VII Cable Class A Common Stock (6,257,961) to be received by stockholders of Viacom Common Stock upon consummation of the Transaction; and (iii) will divide such number of shares of VII Cable Class A Common Stock by the Final Exchange Ratio.

  All shares of Viacom Common Stock properly tendered and not withdrawn or deemed withdrawn at Exchange Ratios at or below the Final Exchange Ratio will be exchanged at the Final Exchange Ratio, on the terms and subject to the conditions of the Exchange Offer, including the proration provisions described herein. If more shares of Viacom Common Stock than are necessary to reach the Trigger Amount are validly tendered for exchange at or below the Final Exchange Ratio and are not properly withdrawn prior to the Expiration Date, Viacom will exchange shares of VII Cable Class A Common Stock for shares of Viacom Common Stock on a pro rata basis (with appropriate adjustments to avoid purchases of fractional shares of Viacom Common Stock). In the event that the number of shares tendered at any combination of Exchange Ratios within the Exchange Ratio Range is insufficient to reach the Trigger Amount, Viacom will not accept for exchange any of the shares tendered in the Exchange Offer although, subject to the conditions thereof, Viacom has the right to extend the Exchange Offer as described in "The Exchange Offer--Extension of Tender Period; Termination Amendment." All shares which are tendered but not acquired pursuant to the Exchange Offer, including shares tendered at Exchange Ratios greater than the Final Exchange Ratio and shares not acquired because of proration, will be returned to tendering stockholders promptly following the Expiration Date. Shares accepted for exchange will be retired by Viacom.

  The Exchange Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, on July 22, 1996, unless the Exchange Offer is extended.

  If proration of tendered shares of Viacom Common Stock is required, Viacom does not expect that it would be able to announce the final proration factor or to commence delivery of any shares of VII Cable Class A

Common Stock exchanged pursuant to the Exchange Offer until approximately seven AMEX trading days after the Expiration Date. This delay results from the difficulty in determining the number of shares of Viacom Common Stock validly tendered for exchange (including shares of Viacom Common Stock tendered for exchange pursuant to the guaranteed delivery procedure described in "-- Guaranteed Delivery Procedure" below) and not properly withdrawn prior to the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of shares of Viacom Common Stock may obtain such preliminary information from the Information Agent and may also be able to obtain such information from their brokers.

  No fractional shares of VII Cable Class A Common Stock or VII Cable Preferred Stock, as the case may be, will be distributed. The Exchange Agent, acting as agent for Viacom stockholders otherwise entitled to receive fractional shares, will aggregate all fractional shares and sell them for the accounts of such stockholders. Such proceeds as may be realized by the Exchange Agent upon the sale of such fractional shares will be distributed, net of commissions, to such stockholders on a pro rata basis. Any such cash payments will be made through the Exchange Agent if the related shares of Viacom Common Stock are tendered to the Exchange Agent or, if such shares of Viacom Common Stock are tendered through a Book-Entry Transfer Facility (as defined herein), through such Book-Entry Transfer Facility. NONE OF THE EXCHANGE AGENT, VIACOM, VIACOM INTERNATIONAL, THE DEALER MANAGER OR VII CABLE WILL GUARANTEE ANY MINIMUM PROCEEDS FROM THE SALE OF SHARES OF VII CABLE CLASS A COMMON STOCK OR, FOLLOWING THE CONVERSION, VII CABLE PREFERRED STOCK, AND NO INTEREST WILL BE PAID ON ANY SUCH PROCEEDS.

  Once the Trigger Amount is reached, and subject to certain conditions set forth in "--Conditions to Consummation of the Exchange Offer" below, Viacom will become obligated to consummate the Exchange Offer. If any such conditions are not satisfied, Viacom may, subject to certain provisions of the Parents Agreement, (w) terminate the Exchange Offer and as promptly as practicable return all tendered shares of Viacom Common Stock to tendering stockholders,
(x) extend the Exchange Offer and, subject to the withdrawal rights described in "--Withdrawal Rights" below, retain all such shares of Viacom Common Stock until the expiration of the Exchange Offer as so extended, (y) waive any such condition and, subject to any requirement to extend the period of time during which the Exchange Offer is open, exchange all shares of Viacom Common Stock validly tendered for exchange by the Expiration Date and not properly withdrawn or (z) delay acceptance for exchange of any shares of Viacom Common Stock until satisfaction or waiver of all such conditions to the Exchange Offer. Viacom's right to delay acceptance for exchange of, or exchange for, shares of Viacom Common Stock tendered for exchange pursuant to the Exchange Offer is subject to the provisions of applicable law, including, to the extent applicable, Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that Viacom pay the consideration offered or return the shares of Viacom Common Stock deposited by or on behalf of Viacom stockholders promptly after the termination or withdrawal of the Exchange Offer. For a description of Viacom's right to extend the period of time during which the Exchange Offer is open and to amend, delay or terminate the Exchange Offer and of the provisions of the Parents Agreement applicable thereto, see "--Extension of Tender Period; Termination; Amendment" below.

  This Offering Circular - Prospectus and the Letter of Transmittal are being sent to persons who were holders of record of Viacom Common Stock at the close of business on June 19, 1996. As of such date, there were 75,280,701 shares of Viacom Class A Common Stock and 296,006,992 shares of Viacom Class B Common Stock outstanding. This Offering Circular - Prospectus and related Letter of Transmittal also will be furnished to brokers, banks and similar persons whose names or the names of whose nominees appear on the Viacom stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares of Viacom Common Stock.

EXCHANGE OF SHARES OF VIACOM COMMON STOCK

  Upon the terms (including, without limitation, the proration provisions of the Exchange Offer) and subject to the satisfaction or waiver of the conditions of the Exchange Offer (and, in the case of the condition set forth in clause (e) under "--Conditions to Consummation of the Exchange Offer," to the discussion set forth under "--Extension of Tender Offer Period; Termination; Amendment" relating to the "Force Majeure Notice"), Viacom will accept for exchange, and shares of VII Cable Class A Common Stock will be exchanged for, shares of Viacom Common Stock that have been validly tendered and not properly withdrawn by the Expiration Time on the Expiration Date. In addition, Viacom reserves the right, in its sole discretion (subject to Rule 13e-4(f)(5) under the Exchange Act), to delay the acceptance for exchange or delay exchange of any shares of Viacom Common Stock in order to comply in whole or in part with any applicable law. For a description of Viacom's right to terminate the Exchange Offer and not accept for exchange or exchange any shares of Viacom Common Stock or to delay acceptance for exchange or exchange any shares of Viacom Common Stock, see "--Extension of Tender Period; Termination; Amendment" below.

  Assuming consummation of the Stock Issuance, each share of VII Cable Class A Common Stock issued in connection with the Exchange Offer will automatically convert into a share of VII Cable Preferred Stock, and shares of VII Cable Preferred Stock and cash in lieu of fractional shares will be delivered as soon as possible after acceptance of Viacom Common Stock for exchange. Accordingly, holders of shares of Viacom Common Stock electing to tender such shares in the Exchange Offer should not expect, after the consummation of the Stock Issuance, to take physical delivery of shares of VII Cable Class A Common Stock which they receive in exchange for shares of Viacom Common Stock.

  For purposes of the Exchange Offer, Viacom shall be deemed, subject to the proration provisions of the Exchange Offer, to have accepted for exchange and exchanged shares of Viacom Common Stock validly tendered for exchange when, as and if Viacom gives oral or written notice to the Exchange Agent of its acceptance of the tenders of such shares of Viacom Common Stock for exchange. Exchange of shares of Viacom Common Stock accepted for exchange pursuant to the Exchange Offer will be made on the first business day following announcement by Viacom of the final proration factor (which first business day in no event shall be more than ten business days after the Expiration Date and which first business day shall be hereinafter referred to as the "Exchange Time") by deposit of tendered shares of Viacom Common Stock with the Exchange Agent, which will act as agent for the tendering stockholders for the purpose of receiving shares of VII Cable Class A Common Stock and transmitting such shares to tendering stockholders. (The date on which the Exchange Time occurs is hereinafter referred to as the "Exchange Date.") In all cases, tendered shares of Viacom Common Stock accepted for exchange pursuant to the Exchange Offer will be exchanged only after timely receipt by the Exchange Agent of (i) certificates for such shares of Viacom Common Stock (or of a confirmation of a book-entry transfer of such shares of Viacom Common Stock into the Exchange Agent's account at one of the Book-Entry Transfer Facilities), and (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or an Agent's Message (as defined herein) in connection with a book-entry transfer of shares, together with any other documents required by the Letter of Transmittal. For a description of the procedures for tendering shares of Viacom Common Stock pursuant to the Exchange Offer, see "--Procedures for Tendering Shares of Viacom Common Stock" below. Under no circumstances will interest be paid by Viacom pursuant to the Exchange Offer, regardless of any delay in making such exchange.

  The exchange of shares of VII Cable Class A Common Stock for shares of Viacom Common Stock may be delayed in the event of difficulty in determining the number of shares of Viacom Common Stock validly tendered or if proration is required. See "--Terms of the Exchange Offer" above. In addition, if certain events occur, Viacom may not be obligated to exchange shares of VII Cable Class A Common Stock for shares of Viacom Common Stock pursuant to the Exchange Offer. See "--Conditions to Consummation of the Exchange Offer" below. As provided in Rules 13e-4(f)(4) and (8)(ii) under the Exchange Act, Viacom will exchange the same number of shares of VII Cable Class A Common Stock for each share of Viacom Common Stock accepted for exchange pursuant to the Exchange Offer.

  If any tendered shares of Viacom Common Stock are not exchanged pursuant to the Exchange Offer for any reason, or if certificates are submitted for more shares of Viacom Common Stock than are (i) tendered for exchange or (ii) accepted for exchange due to the proration provisions, certificates for such unexchanged or untendered shares of Viacom Common Stock will be returned (or, in the case of shares of Viacom Common Stock tendered by book-entry transfer, such shares of Viacom Common Stock will be credited to an account maintained at one of the Book-Entry Transfer Facilities (as defined herein)), without expense to the tendering stockholder, as promptly as practicable following the expiration or termination of the Exchange Offer.

  Viacom will pay all stock transfer taxes, if any, payable on the transfer to it of shares of Viacom Common Stock and the transfer to tendering stockholders of shares of VII Cable Class A Common Stock or VII Cable Preferred Stock, as the case may be, pursuant to the Exchange Offer. If, however, the exchange of shares is to be made to, or (in the circumstances permitted by the Exchange Offer) if shares of Viacom Common Stock that are not tendered or not accepted for exchange are to be registered in the name of or delivered to any person other than the registered owner, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered owner or such other person), payable on account of the transfer to such person must be paid by the tendering stockholder unless evidence satisfactory to Viacom of the payment of such taxes or exemption therefrom is submitted.

DETERMINING TO PARTICIPATE IN THE EXCHANGE OFFER

  Whether to participate in the Exchange Offer. Viacom stockholders should consider not only the value of what they are tendering in the Exchange Offer (i.e., shares of Viacom Common Stock), and the value of what they are ultimately receiving after completion of the Transaction (i.e., shares of VII Cable Preferred Stock) but also whether they wish to own shares of common stock of Viacom, a diversified entertainment and publishing company which will
(i) no longer own the Cable Business, (ii) have reduced the debt on its balance sheet by approximately $1.7 billion and (iii) have reduced the total number of outstanding shares of Viacom Common Stock by approximately 4%, or shares of preferred stock of VII Cable, a company that will (i) own the Cable Business, (ii) be a wholly owned subsidiary of TCI and (iii) have a capital structure consisting principally of $1.35 billion of bank debt, $625,796,100 of preferred equity and $350 million of common equity. In valuing a share of Viacom Common Stock to be tendered in the Exchange Offer, a Viacom stockholder may wish to consider the market prices of the Viacom Common Stock as well as such stockholder's view of the future trading prices of the Viacom Common Stock. In valuing a share of VII Cable Preferred Stock to be ultimately received after completion of the Transaction, a Viacom stockholder should consider all of the factors described below under "Description of VII Cable Capital Stock--VII Cable Preferred Stock--Dividends," including but not limited to the fact that the dividend rate was set so that the VII Cable Preferred Stock would, in the opinion of the Financial Advisors and based upon conditions at the time they gave their advice, be expected to have a market value of approximately $100 per share immediately after consummation of the Transaction (assuming no change in conditions between the date of their opinion and the date of consummation of the Transaction). Since the dividend rate was set prior to commencement of the Exchange Offer based on conditions as of June 21, 1996, it may not be the dividend rate that the Financial Advisors would have recommended if the rate were determined at the end of the Exchange Offer based on conditions at that time. See "Risk Factors-- Uncertainties with respect to Setting the Dividend Rate."

  Selecting an Exchange Ratio. In the event a Viacom stockholder determines to participate in the Exchange Offer, in deciding at which Exchange Ratio to tender such stockholder should consider not only its view of the value of a single share of Viacom Common Stock and a single share of VII Cable Preferred Stock (i.e., the value ultimately to be received for that being surrendered) but the level of certainty that its tender will be accepted in the Exchange Offer. That is, even if it determines that a share of Viacom Common Stock is worth $40.75 and a share of VII Cable Preferred Stock is worth $100, it does not have to tender at an Exchange Ratio of .4075 ($40.75 divided by $100), but can tender the same share of Viacom Common Stock at a higher Exchange Ratio, thereby ascribing a premium to its Viacom shares. The higher the Exchange Ratio specified, the lower the likelihood that an investor will have its shares accepted for exchange. A tender at an Exchange Ratio above the Final Exchange Ratio will not be accepted. Only tenders at the Minimum Exchange Ratio are assured of being accepted in the Exchange Offer (subject to proration and assuming the Trigger Amount is reached). In selecting an Exchange Ratio at which to tender a share of Viacom Common Stock, a Viacom stockholder should remember that its decision is based in part on its view of the value of a share of VII Cable Preferred Stock, and also that the market value of a share of VII Cable Preferred Stock may be different from its view of the value of such a share. If the market value of a share of VII Cable Preferred Stock is lower than the value assumed by a Viacom stockholder in selecting the Exchange Ratio at which to tender (and assuming all other things remain the same), each share of VII Cable Preferred Stock received will have less value than such Viacom stockholder thought it would have at the Exchange Ratio selected.

PROCEDURES FOR TENDERING SHARES OF VIACOM COMMON STOCK

  To tender shares of Viacom Common Stock pursuant to the Exchange Offer, either (i) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees, or an Agent's Message (as defined herein) in the case of a book-entry transfer of shares, and any other documents required by the Letter of Transmittal must be received by the Exchange Agent at one of its addresses set forth on the back cover of this Offering Circular - Prospectus prior to the Expiration Time on the Expiration Date, and either (a) certificates for the shares of Viacom Common Stock to be tendered must be transmitted to and received by the Exchange Agent at one of such addresses prior to such time or (b) such shares of Viacom Common Stock must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Exchange Agent), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

  As specified in Instruction 3 of the Letter of Transmittal, each stockholder desiring to tender shares of Viacom Common Stock pursuant to the Exchange Offer must properly indicate in Box #2 entitled "Fraction of a Share of VII Cable Class A Common Stock at which Shares of Viacom Common Stock Are Being Tendered for Exchange" in the Letter of Transmittal the Exchange Ratio (in multiples of 0.00125) at which such stockholder's shares of Viacom Common Stock are being tendered. STOCKHOLDERS DESIRING TO TENDER SHARES AT MORE THAN ONE EXCHANGE RATIO MUST COMPLETE SEPARATE LETTERS OF TRANSMITTAL FOR EACH EXCHANGE RATIO AT WHICH SUCH STOCKHOLDER IS TENDERING SHARES, EXCEPT THAT THE SAME SHARES CANNOT BE TENDERED (UNLESS PROPERLY WITHDRAWN PREVIOUSLY IN ACCORDANCE WITH THE TERMS OF THE EXCHANGE OFFER) AT MORE THAN ONE EXCHANGE RATIO. IN ORDER TO TENDER SHARES PROPERLY, ONE AND ONLY ONE EXCHANGE RATIO MUST BE INDICATED IN BOX #2 OF EACH LETTER OF TRANSMITTAL.

  LETTERS OF TRANSMITTAL AND CERTIFICATES FOR SHARES OF VIACOM COMMON STOCK SHOULD NOT BE SENT TO VIACOM, VIACOM INTERNATIONAL, THE DEALER MANAGER OR THE INFORMATION AGENT. DELIVERY OF ANY OF THE AFOREMENTIONED REQUIRED DOCUMENTS TO ANY ADDRESS OTHER THAN AS SET FORTH HEREIN WILL NOT CONSTITUTE VALID DELIVERY THEREOF.

  It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person to tender shares of Viacom Common Stock for such person's own account unless the person so tendering (i) owns such shares of Viacom Common Stock or
(ii) owns other securities convertible into or exchangeable for such shares of Viacom Common Stock or owns an option, warrant or right to purchase such shares of Viacom Common Stock and intends to acquire shares of Viacom Common Stock for tender by conversion or exchange of such securities or by exercise of such option, warrant or right. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

  A tender of shares of Viacom Common Stock made pursuant to any method of delivery set forth herein and the acceptance by Viacom for exchange of such shares pursuant to the procedures described herein and in the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and Viacom upon the terms and subject to the conditions of the Exchange Offer, including the tendering stockholder's representation that (i) such stockholder owns the shares of Viacom Common Stock being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act and (ii) the tender of such shares of Viacom Common Stock complies with Rule 14e-4.

  The Exchange Agent will establish accounts with respect to shares of Viacom Common Stock at The Depository Trust Company ("DTC"), the Midwest Securities Trust Company ("MSTC") and the Philadelphia Depository Trust Company ("PHILADEP," and together with DTC and MSTC, the "Book-Entry Transfer Facilities" and each alone, a "Book-Entry Transfer Facility") for purposes of the Exchange Offer within two business days after the date of this Offering Circular - Prospectus, and any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make delivery of shares of Viacom Common Stock by causing such Book-Entry Transfer Facility to transfer such shares of Viacom Common Stock into the Exchange Agent's account in accordance with the procedures of such Book-Entry Transfer Facility. Although delivery of shares of Viacom Common Stock may be effected through book-entry transfer to the Exchange Agent's account at DTC, MSTC or PHILADEP, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other required documents, or an Agent's Message must, in any case, be transmitted to and received or confirmed by the Exchange Agent at one of its addresses set forth on the back cover of this Offering Circular - Prospectus on or prior to 12:00 Midnight New York City time on the Expiration Date, or the guaranteed delivery procedure described below must be complied with. "Agent's Message" means a message transmitted through electronic means by a Book-Entry Transfer Facility to and received by the Exchange Agent and forming a part of a book-entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering the shares that such participant has received and agrees to be bound by the Letter of Transmittal. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT AS REQUIRED HEREBY.

  Signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution (as defined herein) unless the shares of Viacom Common Stock tendered pursuant to the Letter of Transmittal are tendered (i) by the registered holder of the shares of Viacom Common Stock tendered therewith and such holder has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. An "Eligible Institution" means a participant in the Security Transfer Agents Medallion Program or the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program. A verification by a notary public alone is not acceptable. If a certificate representing shares of Viacom Common Stock is registered in the name of a person other than the signer of a Letter of Transmittal, or if delivery of shares of VII Cable Class A Common Stock is to be made or shares of Viacom Common Stock not tendered or not accepted for exchange are to be returned to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power, and the signature on such certificate or stock power must appear exactly as the name of the registered owner appears on the certificate with the signature on the certificate or stock power guaranteed by an Eligible Institution.

  If the Letter of Transmittal or Notice of Guaranteed Delivery or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by Viacom, proper evidence satisfactory to Viacom of their authority so to act must be submitted.

  If any certificate representing shares of Viacom Common Stock has been mutilated, destroyed, lost or stolen, the stockholder must (i) furnish to the Exchange Agent evidence, satisfactory to it in its discretion, of the ownership of and the destruction, loss or theft of such certificate, (ii) furnish to the Exchange Agent indemnity, satisfactory to it in its discretion and (iii) comply with such other reasonable regulations as the Exchange Agent may prescribe.

  Shares held by Savings Plans. Participants or, as applicable, beneficiaries ("VIP participants," "PVIT/PDI participants" or "Missouri Plan participants," as applicable) under the Viacom Investment Plan (the "VIP"), the Savings and Investment Plan for Employees of PVI Transmission Inc. and Paramount (PDI) Distribution Inc. (the "PVIT/PDI Plan") and the Savings and Investment Plan for Collective Bargaining Employees of Viacom Broadcasting of Missouri, Inc. (the "Missouri Plan") may direct the Trustee of the VIP, the PVIT/PDI

Plan or the Missouri Plan, as applicable, to tender shares of Viacom Common Stock credited to their matching accounts or to their investment accounts in the Viacom Common Stock fund of each such plan. The Trustee will make available to such VIP participants, PVIT/PDI participants and Missouri Plan participants all documents furnished to stockholders generally in connection with the Exchange Offer. In the Letter of Transmittal, each VIP participant, PVIT/PDI participant and Missouri plan participant may direct that all, some or none of the shares credited to such participant's investment account and/or matching account under the relevant plan be tendered and shall specify the Exchange Ratio at which such shares are to be tendered.

  Under the Employee Retirement Income Security Act of 1974, as amended, Viacom will be prohibited from accepting for exchange any shares from the VIP, the PVIT/PDI Plan or Missouri Plan if the Final Exchange Ratio multiplied by 100 is an amount less than the prevailing market price of the shares on the date the shares are accepted for exchange pursuant to the Exchange Offer.

GUARANTEED DELIVERY PROCEDURE

  If a stockholder desires to tender shares of Viacom Common Stock pursuant to the Exchange Offer and cannot deliver such shares of Viacom Common Stock and all other required documents to the Exchange Agent, or cannot complete the procedure for delivery by book-entry transfer, prior to the Expiration Time on the Expiration Date, such shares of Viacom Common Stock may nevertheless be tendered if all of the following conditions are met:

    (i) such tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Viacom setting forth the name and address of the holder and the number of shares of Viacom Common Stock tendered, stating that the tender is being made thereby and guaranteeing that, within three AMEX trading days after the date of the Notice of Guaranteed Delivery, the certificate(s) representing the shares of Viacom Common Stock accompanied by all other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, is received by the Exchange Agent (as provided below) prior to the Expiration Time on the Expiration Date; and

    (iii) the certificate(s) for such shares of Viacom Common Stock (or a confirmation of a book-entry transfer of such shares of Viacom Common Stock into the Exchange Agent's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other documents required by the Letter of Transmittal, are received by the Exchange Agent within three AMEX trading days after the date of the Notice of Guaranteed Delivery.

  The Notice of Guaranteed Delivery may be delivered by hand, telegram, facsimile transmission or mail to the Exchange Agent and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

  THE METHOD OF DELIVERY OF SHARES OF VIACOM COMMON STOCK AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF CERTIFICATES REPRESENTING SHARES OF VIACOM COMMON STOCK ARE SENT BY MAIL, IT IS RECOMMENDED THAT TENDERING STOCKHOLDERS USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND ALLOW SUFFICIENT TIME TO ENSURE TIMELY RECEIPT.

  All questions as to the form of documents (including notices of withdrawal) and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Viacom Common Stock will be determined by Viacom in its sole discretion, which determination will be final and binding on all tendering stockholders. Viacom reserves the absolute right to reject any or all tenders of shares of Viacom Common Stock determined by it not to be in proper form or the acceptance for exchange of shares of Viacom Common Stock which may, in the opinion of Viacom counsel, be unlawful. Viacom also reserves the absolute right to waive any defect or irregularity in any tender of shares of Viacom Common Stock. None of Viacom, the Exchange Agent, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or notices of withdrawal or incur any liability for failure to give any such notification.

  The Exchange Offer, proration period and withdrawal rights will expire at 12:00 Midnight, New York City time, on July 22, 1996, unless the Exchange Offer is extended.

WITHDRAWAL RIGHTS

  Except as otherwise provided herein, any tender of shares of Viacom Common Stock made pursuant to the Exchange Offer is irrevocable. Tenders of shares of Viacom Common Stock may be withdrawn at any time on or prior to the Expiration Time on the Expiration Date and, unless theretofore accepted for exchange as provided in this Offering Circular - Prospectus, may also be withdrawn after the expiration of 40 business days from the commencement of the Exchange Offer. If Viacom (i) extends the period of time during which the Exchange Offer is open, (ii) is delayed in its acceptance of shares of Viacom Common Stock for exchange or (iii) is unable to accept shares of Viacom Common Stock for exchange pursuant to the Exchange Offer for any reason, then, without prejudice to Viacom's rights under the Exchange Offer, the Exchange Agent may, on behalf of Viacom, retain all shares of Viacom Common Stock tendered, and such shares of Viacom Common Stock may not be withdrawn except as otherwise provided herein, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the person making an issuer exchange offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the offer.

  To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth on the back cover of this Offering Circular - Prospectus and must specify the name of the person who tendered the shares of Viacom Common Stock to be withdrawn and the number of shares of Viacom Common Stock to be withdrawn precisely as they appear in the Letter of Transmittal. If the shares of Viacom Common Stock to be withdrawn have been delivered to the Exchange Agent, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted prior to the release of such shares of Viacom Common Stock (except that such signature guarantee requirement is not applicable in the case of shares of Viacom Common Stock tendered by an Eligible Institution). In addition, such notice must specify, in the case of shares of Viacom Common Stock tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the shares of Viacom Common Stock to be withdrawn or, in the case of shares of Viacom Common Stock tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility from which the shares were transferred. Withdrawals may not be rescinded, and shares of Viacom Common Stock withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer. However, withdrawn shares of Viacom Common Stock may be retendered by again following one of the procedures described above in "-- Procedures for Tendering Shares of Viacom Common Stock" at any time prior to the Expiration Date.

  All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Viacom, in its sole discretion, which determination shall be final and binding. None of Viacom, the Exchange Agent, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

  Subject to the immediately following sentence, Viacom expressly reserves the right, at any time or from time to time, in its sole discretion and regardless of whether any of the conditions specified in "--Conditions to Consummation of the Exchange Offer" below shall have been satisfied, (i) to extend the period of time during which the Exchange Offer is open by giving oral or written notice of such extension to the Exchange Agent and by making a public announcement of such extension or (ii) to amend the Exchange Offer in any respect by making a public announcement of such amendment. If insufficient tenders are made by Viacom stockholders in the Exchange Offer to permit the Trigger Amount to be reached, Viacom shall extend the Exchange Offer for not less than 10 nor more than 15 business days (or such greater period as may be required under the Exchange Act). During such extension, TCI and Viacom have agreed to negotiate in good faith to determine mutually acceptable changes to terms and conditions for the VII Cable Preferred Stock (including without limitation the TCI Exchange Rate and the dividend yield on the VII Cable Preferred Stock) and the Exchange Offer (including without limitation the duration of any extension and the Maximum Exchange Ratio) that each believes in good faith will cause the Trigger Amount to be reached and that would cause the VII Cable Preferred Stock to have a market value of approximately $100 per share immediately following the consummation of the Exchange Offer and the Stock Issuance. In the event the Trigger Amount is not thereafter reached, TCI and Viacom will each have the right to terminate the Transaction. The transactions contemplated by this Offering Circular - Prospectus may also terminate or be terminable in certain other circumstances. See "Arrangements Among Viacom, Viacom International, TCI and TCI Cable--Terms of the Parents Agreement-- Termination" and "Description of Certain Indebtedness of VII Cable." Viacom has agreed with TCI that it will not accept for exchange shares of Viacom Common Stock tendered to it in the Exchange Offer and shall extend the Expiration Date (provided that the Expiration Date has not already been extended) if it receives written notice (a "Force Majeure Notice") from TCI and TCI Cable to it prior to 5:00 P.M. on the date the Exchange Offer is scheduled to expire that they have determined on a reasonable basis that any of the events (a "Force Majeure Event") specified in section (e) under "-- Conditions to Consummation of the Exchange Offer" has occurred.

  Subject to the foregoing paragraph, if Viacom materially changes the terms of the Exchange Offer or the information concerning the Exchange Offer, Viacom will extend the Exchange Offer to the extent required by the Exchange Act. Certain rules promulgated under the Exchange Act provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in the dealer's soliciting fee or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. The Commission has stated that, as a general rule, it is of the view that an offer should remain open for a minimum of five business days from the date that notice of such material change is first published, sent or given, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow adequate dissemination and investor response. Subject to the foregoing paragraph, if (i) Viacom increases or decreases (x) the number of shares of VII Cable Class A Common Stock offered in exchange for shares of Viacom Common Stock pursuant to the Exchange Offer, (y) the number of shares of Viacom Common Stock eligible for exchange or (z) the Trigger Amount, and
(ii) the Exchange Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given, the Exchange Offer will be extended until the expiration of such period of ten business days. The term "business day" shall mean any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

  Viacom also reserves the right, in its sole discretion, in the event any of the conditions specified in "--Conditions to Consummation of the Exchange Offer" below shall not have been satisfied and so long as shares of Viacom Common Stock have not theretofore been accepted for exchange, to delay (except as otherwise required by applicable law) acceptance for exchange of or exchange for any shares of Viacom Common Stock or to terminate the Exchange Offer and not accept for exchange of or exchange for any shares of Viacom Common Stock.

  If Viacom (i) extends the period of time during which the Exchange Offer is open, (ii) is delayed in accepting for exchange of or exchange for any shares of Viacom Common Stock or (iii) is unable to accept for exchange of or exchange for any shares of Viacom Common Stock pursuant to the Exchange Offer for any reason, then, without prejudice to Viacom rights under the Exchange Offer, the Exchange Agent may, on behalf of Viacom, retain all shares of Viacom Common Stock tendered and such shares of Viacom Common Stock may not be withdrawn except as otherwise provided in "--Withdrawal Rights" above. The reservation by Viacom of the right to delay acceptance for exchange of or exchange for any shares of Viacom Common Stock is subject to applicable law, which requires that Viacom pay the consideration offered or return the shares of Viacom Common Stock deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Exchange Offer.

  Any extension, termination or amendment of the Exchange Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Viacom may choose to make any public announcement, Viacom will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Exchange Offer, Commission regulations require a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

CONDITIONS TO CONSUMMATION OF THE EXCHANGE OFFER

  The conditions to the obligations of Viacom to commence the Exchange Offer were satisfied or waived on or before June 24, 1996. See "Arrangements among Viacom, Viacom International, TCI and TCI Cable--Terms of the Parents Agreement--Conditions Precedent." In addition, there are conditions to Viacom's obligations to consummate the Exchange Offer. Notwithstanding any other provisions of the Exchange Offer and without prejudice to Viacom's other rights under the Exchange Offer, Viacom shall not be required to accept for exchange of or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act relating to Viacom's obligation to exchange or return tendered shares of Viacom Common Stock promptly after termination or withdrawal of the Exchange Offer, exchange for any shares of Viacom Common Stock, and may terminate the Exchange Offer as provided in "--Extension of Tender Period; Termination; Amendment" above, if prior to the acceptance for exchange of any shares of Viacom Common Stock, any of the following conditions exist:

    (a) the Trigger Amount shall not have been reached;

    (b) all conditions of Viacom International, TCI and TCI Cable to consummate the closing under the Subscription Agreement shall not have been satisfied or waived (other than the acceptance for exchange of shares by Viacom in this Exchange Offer);

    (c) Viacom International shall not have received loans in an aggregate principal amount at least equal to $1.7 billion (the "Aggregate Loan Amount"), to the satisfaction of Viacom International, or the Aggregate Loan Amount shall not be available for transfer as a contribution to Viacom Services prior to the Exchange Time as contemplated in the Implementation Agreement;

    (d) (i) any action, proceeding or litigation seeking to enjoin, make illegal or materially delay consummation of the Exchange Offer or otherwise relating in any manner to the Exchange Offer shall have been instituted before any court or other regulatory or administrative authority; or (ii) any order, stay, judgment or decree shall have been issued by any court, government, governmental authority or other regulatory or administrative authority and be in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the Exchange Offer, any of which would or might restrain, prohibit or delay consummation of the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to Viacom;

    (e) there shall have occurred (and the adverse effect of such occurrence shall, in the reasonable judgment of Viacom, be continuing) (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) any extraordinary or material adverse change in United States financial markets generally, including, without limitation, a decline of at least 25% in either the Dow Jones average of industrial stocks or the Standard & Poor's 500 Index from July 24, 1995, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any limitation (whether or not mandatory) by any governmental entity, on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions, (v) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely (or to delay materially) the consummation of the Exchange Offer or (vi) in the case of any of the foregoing existing at the time of commencement of the Exchange Offer, a material acceleration or worsening thereof; or

    (f) any of the Parents Agreement, the Implementation Agreement or the Subscription Agreement shall have been terminated in accordance with its terms;

which in the reasonable judgment of Viacom in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the Exchange Offer or with such acceptance for exchange of shares.

  The foregoing conditions are for the sole benefit of Viacom and may be asserted by it with respect to all or any portion of the Exchange Offer regardless of the circumstances giving rise to such conditions or may be waived by Viacom in whole or in part at any time and from time to time in its sole discretion. Any determination by Viacom concerning the conditions described above will be final and binding upon all parties.

  The failure by Viacom at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  In addition, Viacom will not accept any shares of Viacom Common Stock tendered, and no shares of VII Cable Class A Common Stock will be exchanged for any shares of Viacom Common Stock, at any time at which there shall be a stop order issued by the Commission which shall remain in effect with respect to the Registration Statement.

FEES AND EXPENSES

  Wasserstein Perella is acting as Financial Advisor to Viacom with respect to the Transaction and as Dealer Manager in connection with the Exchange Offer. The Dealer Manager will, among other things, coordinate all aspects of marketing of the Exchange Offer through the conduct of informational meetings and the direct solicitation of certain identified stockholders. In consideration for Wasserstein Perella acting as its Financial Advisor, Viacom has paid Wasserstein Perella a fee of $250,000 and, contingent upon consummation of the Transaction, will pay a fee of $2.75 million (against which the $250,000 already paid will be credited). Viacom has also agreed to reimburse Wasserstein Perella for its reasonable out of pocket expenses. Wasserstein Perella will not receive any additional compensation for acting as Dealer Manager. Wasserstein Perella from time to time has provided and continues to provide financial advisory and financing services to Viacom and has received customary fees for the rendering of these services. Viacom has agreed to indemnify the Dealer Manager against certain liabilities, including civil liabilities under the Securities Act, and to contribute to payments which the Dealer Manager may be required to make in respect thereof.

  Viacom has retained Georgeson & Company Inc. to act as the Information Agent and The Bank of New York to act as the Exchange Agent in connection with the Exchange Offer. The Information Agent may contact holders of shares of Viacom Common Stock by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Exchange Offer to beneficial owners. The Information Agent and the Exchange Agent each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with their services, including certain liabilities under the federal securities laws. Neither the Information Agent nor the Exchange Agent has been retained to make solicitations or recommendations in their respective roles as Information Agent and Exchange Agent, and the fees to be paid to them will not be based on the number of shares of Viacom Common Stock tendered pursuant to the Exchange Offer; however, the Exchange Agent will be compensated in part on the basis of the number of Letters of Transmittal received and the number of stock certificates distributed pursuant to the Exchange Offer.

  Viacom will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Exchange Agent) for soliciting tenders of shares of Viacom Common Stock pursuant to the Exchange Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Viacom for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

MISCELLANEOUS

  The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Viacom Common Stock in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Viacom is not aware of any jurisdiction where the making of the Exchange Offer or the acceptance thereof would not be in compliance with applicable law. If Viacom becomes aware of any jurisdiction where the making of the Exchange Offer or acceptance thereof would not be in compliance with any valid applicable law, Viacom will make a good faith effort to comply with such law. If, after such good faith effort, Viacom cannot comply with such law, the Exchange Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares of Viacom Common Stock in any such jurisdiction.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR - PROSPECTUS OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY VIACOM, VIACOM INTERNATIONAL OR THE DEALER MANAGER. SEE ALSO "TCI PROSPECTUS--EXPLANATORY NOTE."

                MARKET PRICES, TRADING AND DIVIDEND INFORMATION

VIACOM COMMON STOCK

  Viacom Class A Common Stock and Viacom Class B Common Stock are listed and traded on the AMEX under the symbols "VIA" and "VIA B," respectively.

  The following table sets forth, for the calendar periods indicated, the per share range of high and low sales prices for Viacom Class A Common Stock and Viacom Class B Common Stock, as reported on the AMEX Composite Tape.

                                                                 VIACOM
                                                                 CLASS B
                                          VIACOM CLASS A         COMMON
                                           COMMON STOCK           STOCK
                                          ------------------    ------------
                                           HIGH        LOW      HIGH    LOW
                                          -------    -------    ----    ----
1994
  1st Quarter............................ $   49 3/4 $   28 1/2 $ 45    $23 3/4
  2nd Quarter............................ $   34 1/4 $   24 1/2 $32 1/2 $21 3/4
  3rd Quarter............................ $   41 3/4 $   33 7/8 $39 3/4 $30 1/4
  4th Quarter............................ $   42 1/8 $    38    $ 41    $37 1/8
1995
  1st Quarter............................ $   48 1/4 $   41 1/8 $47 3/8 $40 1/4
  2nd Quarter............................ $   49 1/2 $    41    $48 5/8 $40 3/4
  3rd Quarter............................ $   54 1/8 $   44 3/4 $54 1/4 $44 5/8
  4th Quarter............................ $   50 5/8 $    44    $50 3/4 $44 5/8
1996
  1st Quarter............................ $   46 3/4 $   36 5/8 $47 5/8 $37 1/8
  2nd Quarter (through June 21, 1996).... $43 3/8    $36 3/8    $44 3/8 $37 1/4

  The number of holders of record of Viacom Class A Common Stock and Viacom Class B Common Stock as of June 19, 1996 was 13,138 and 24,101, respectively.

  On July 24, 1995 (the last trading day prior to announcement of the Transaction), the closing sales prices per share of Viacom Class A Common Stock and Viacom Class B Common Stock as reported on the American Stock Exchange ("AMEX") Composite Tape were $50 1/4 and $50, respectively. On June 21, 1996, the last reported sales prices per share of Viacom Class A Common Stock and Viacom Class B Common Stock as reported on the AMEX Composite Tape were $38 3/4 and $40 1/8, respectively. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR SHARES OF VIACOM COMMON STOCK. NO ASSURANCE CAN BE GIVEN CONCERNING THE MARKET PRICE OF VIACOM COMMON STOCK BEFORE OR AFTER THE DATE ON WHICH THE EXCHANGE OFFER IS CONSUMMATED.

  Viacom has not declared cash dividends on its common stock and has no present intention of so doing.

VII CABLE CLASS A COMMON STOCK AND VII CABLE PREFERRED STOCK

  On June 20, 1996, the VII Cable Preferred Stock was approved for quotation on the Nasdaq National Market under the symbol "TPAPV."

  No current public trading market for either the VII Cable Class A Common Stock or the VII Cable Preferred Stock exists. The extent of any market for the VII Cable Preferred Stock and the prices at which these securities may trade prior to or after the expiration of the Exchange Offer cannot be predicted. No assurance can be given that an active trading market for the VII Cable Preferred Stock will be established or maintained after the consummation of the Exchange Offer. Although the dividend rate on the VII Cable Preferred Stock was set so that the VII Cable Preferred Stock would, in the opinion of the Financial Advisors and based on conditions at the time they gave their advice, be expected to have a market value of approximately $100 per share immediately after completion of the Transaction (assuming no change in conditions between the date of their opinions and the date of consummation of the Transaction), see "Summary--Terms of the Class A Senior Cumulative Exchangeable Preferred Stock--Dividends," the prices at which the VII Cable Preferred Stock trades immediately following the Exchange Date and thereafter will be determined by the marketplace and could be subject to significant fluctuations. See "Risk Factors--Market Uncertainties with respect to VII Cable Preferred Stock."

  Shares received by Viacom stockholders in the Exchange Offer will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of VII Cable under the Securities Act. Persons who may be deemed to be affiliates of VII Cable after the expiration of the Exchange Offer generally include individuals or entities that control, are controlled by or are under common control with VII Cable, and will include the directors and principal executive officers of VII Cable as well as any principal stockholder of VII Cable. Persons who are affiliates of VII Cable will be permitted to sell their shares of VII Cable Preferred Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144 thereunder.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                    VIACOM

  The following unaudited pro forma condensed consolidated financial statements of Viacom as of and for the three months ended March 31, 1996 and for the twelve months ended December 31, 1995 give effect to the Viacom Pro Forma Events (as described below), as if such events occurred at the beginning of the earliest period presented for results of operations data. The unaudited pro forma condensed consolidated statement of operations of Viacom for the three months ended March 31, 1996 and the year ended December 31, 1995 are based upon the statements of operations of Viacom and VII Cable for the three months ended March 31, 1996 and the year ended December 31, 1995. The unaudited pro forma condensed consolidated balance sheet is based upon the balance sheets of Viacom and VII Cable as of March 31, 1996 and gives effect to the Viacom Pro Forma Events as if they had occurred on March 31, 1996.

  The Viacom Pro Forma Events are (i) Viacom's split-off of the Cable Business and its related assets and liabilities as a result of the consummation of the Exchange Offer, (ii) the reduction in the number of shares of Viacom Common Stock outstanding and the weighted average number of such shares outstanding used in earnings per share calculations as a result of such shares being accepted for exchange in the Exchange Offer, and (iii) the application of the Loan Proceeds to the reduction of Viacom's indebtedness. The Final Exchange Ratio is assumed to be .4075 (the Minimum Exchange Ratio) shares of VII Cable Class A Common Stock for each share of Viacom Common Stock, which results in
15.4 million shares of Viacom Common Stock being exchanged for all outstanding shares of VII Cable Class A Common Stock. The Exchange Ratio assumed is solely for purposes of presenting pro forma data and is not necessarily indicative of the actual Final Exchange Ratio. If the Maximum Exchange Ratio was utilized in the assumptions, 13.3 million shares of Viacom Common Stock would be exchanged for all outstanding shares of VII Cable Class A Common Stock; however, this change does not have a significant impact on the calculated primary and fully diluted earnings per share.

  These unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited financial statements, and the unaudited interim financial statements, including the notes thereto, of Viacom and VII Cable, which are incorporated by reference and included in this Offering Circular - Prospectus, respectively. See "Incorporation of Certain Documents by Reference." The unaudited pro forma data are not necessarily indicative of the results of operations or financial position of Viacom that would have occurred if the Viacom Pro Forma Events had been in effect at the beginning of the earliest period presented, nor are they necessarily indicative of future results of operations or financial position. The pro forma adjustments are based upon available information and certain assumptions set forth herein, including in the notes to the unaudited pro forma condensed consolidated financial statements.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                     VIACOM
                                 (IN MILLIONS)

                                              MARCH 31, 1996
                             ----------------------------------------------------
                                           PRO FORMA ADJUSTMENTS
                                         -------------------------
                                           SPLIT-OFF                      PRO
                             HISTORICAL       OF          OTHER          FORMA
                             VIACOM INC. VII CABLE (1) ADJUSTMENTS    VIACOM INC.
                             ----------- ------------- -----------    -----------
          ASSETS
Cash and short term invest-
 ments.....................   $   350.8    $    (3.5)   $1,700.0 (2)   $   347.3
                                                        (1,700.0)(3)
Other current assets.......     4,761.1        (14.5)       (0.8)(2)     4,745.8
                              ---------    ---------    --------       ---------
    Total current assets...     5,111.9        (18.0)       (0.8)        5,093.1
                              ---------    ---------    --------       ---------
Property and equipment,
 net.......................     3,298.8       (422.3)        3.3 (2)     2,879.8
Intangibles, at amortized
 cost......................    16,074.8       (556.7)        --         15,518.1
Other assets...............     4,708.2        (67.9)       45.4 (2)     4,685.7
                              ---------    ---------    --------       ---------
    Total assets...........   $29,193.7    $(1,064.9)   $   47.9       $28,176.7
                              =========    =========    ========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities........   $ 3,486.6    $   (80.3)   $   26.1 (2)   $ 3,482.4
                                                            50.0 (5)
Long-term debt.............    11,399.5        (57.0)   (1,700.0)(3)     9,699.5
                                                            57.0 (2)
Other liabilities..........     2,144.3        (72.8)       12.4 (2)     2,083.9
Shareholders' equity:
  Preferred................     1,200.0          --          --          1,200.0
  Common...................    10,963.3       (854.8)     (625.8)(4)    11,710.9
                                                           625.8 (5)
                                                         1,700.0 (5)
                                                           (47.6)(5)
                                                           (50.0)(5)
                              ---------    ---------    --------       ---------
    Total shareholders' eq-
     uity..................    12,163.3       (854.8)    1,602.4        12,910.9
                              ---------    ---------    --------       ---------
                              $29,193.7    $(1,064.9)   $   47.9       $28,176.7
                              =========    =========    ========       =========


 See notes to unaudited pro forma condensed consolidated financial statements.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                     VIACOM
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                  THREE MONTHS ENDED MARCH 31, 1996
                          -----------------------------------------------------
                                        PRO FORMA ADJUSTMENTS
                                      -------------------------
                                        SPLIT-OFF
                          HISTORICAL       OF          OTHER         PRO FORMA
                          VIACOM INC. VII CABLE (1) ADJUSTMENTS     VIACOM INC.
                          ----------- ------------- -----------     -----------
Revenues................   $2,798.1      $(116.6)      $ --          $2,681.5
Expenses:
  Operating.............    1,728.2        (51.7)        --           1,676.5
  Selling, general and
   administrative.......      576.4        (24.3)        4.8 (7)        556.9
  Depreciation and
   amortization.........      220.0        (21.8)        --             198.2
                           --------      -------       -----         --------
    Total expenses......    2,524.6        (97.8)        4.8          2,431.6
                           --------      -------       -----         --------
Operating income........      273.5        (18.8)       (4.8)           249.9
Other income (expense):
  Interest expense, net.     (205.0)        11.9        14.9 (6)       (178.2)
  Other items, net......        (.5)        (1.8)        1.8 (7)          (.5)
                           --------      -------       -----         --------
    Total other income
     (expense)..........     (205.5)        10.1        16.7           (178.7)
                           --------      -------       -----         --------
Earnings from continuing
 operations before
 income taxes...........       68.0         (8.7)       11.9             71.2
Provision for income
 taxes..................      (42.6)         5.2        (4.3)(2)(8)     (41.7)
Equity in earnings
 (loss) of affiliated
 companies, net of tax..        1.2          0.1         0.5 (2)          1.8
Minority interest.......        1.2          --          --               1.2
                           --------      -------       -----         --------
Net earnings from
 continuing operations..       27.8         (3.4)        8.1             32.5
Preferred stock dividend
 requirements...........      (15.0)         --          --             (15.0)
                           --------      -------       -----         --------
Net earnings
 attributable to common
 stock before
 discontinued
 operations.............   $   12.8      $  (3.4)      $ 8.1         $   17.5
                           ========      =======       =====         ========
Primary:
  Earnings per common
   share................   $    .03          --          --          $    .05
  Weighted average
   number of shares.....      374.7          --        (15.4)(9)        359.3
Fully diluted:
  Earnings per common
   share................   $    .03          --          --          $    .05
  Weighted average
   number of shares.....      375.0          --        (15.4)(9)        359.6

 See notes to unaudited pro forma condensed consolidated financial statements.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                     VIACOM
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                     YEAR ENDED DECEMBER 31, 1995
                           -----------------------------------------------------
                                         PRO FORMA ADJUSTMENTS
                                       -------------------------
                                         SPLIT-OFF
                           HISTORICAL       OF          OTHER         PRO FORMA
                           VIACOM INC. VII CABLE (1) ADJUSTMENTS     VIACOM INC.
                           ----------- ------------- -----------     -----------
Revenues.................   $11,688.7     $(442.2)      $ 1.7 (2)     $11,248.2
Expenses:
  Operating..............     7,072.7      (191.1)        0.1 (2)       6,881.7
  Selling, general and
   administrative........     2,302.3       (88.5)       16.8 (7)       2,230.6
  Depreciation and amor-
   tization..............       820.4       (81.8)        0.1 (2)         738.7
                            ---------     -------       -----         ---------
    Total expenses.......    10,195.4      (361.4)       17.0           9,851.0
                            ---------     -------       -----         ---------
Operating income.........     1,493.3       (80.8)      (15.3)          1,397.2
Other income (expense):
  Interest expense, net..      (821.4)       48.5        69.6 (6)        (703.3)
  Other items, net.......        17.3       (34.3)       26.9 (2)          17.3
                                                          7.4 (7)
                            ---------     -------       -----         ---------
    Total other income
     (expense)...........      (804.1)       14.2       103.9            (686.0)
                            ---------     -------       -----         ---------
Earnings from continuing
 operations before income
 taxes...................       689.2       (66.6)       88.6             711.2
Provision for income tax-
 es......................      (417.0)       32.8       (31.8)(2)(8)     (416.0)
Equity in earnings (loss)
 of affiliated companies,
 net of tax..............       (53.9)        0.1         0.8 (2)         (53.0)
Minority interest........        (3.4)        --          --               (3.4)
                            ---------     -------       -----         ---------
Net earnings from contin-
 uing operations.........       214.9       (33.7)       57.6             238.8
Preferred stock dividend
 requirements............       (60.0)        --          --              (60.0)
                            ---------     -------       -----         ---------
Net earnings attributable
 to common stock before
 discontinued operations.   $   154.9     $ (33.7)      $57.6         $   178.8
                            =========     =======       =====         =========
Primary:
  Earnings per common
   share.................   $    0.41         --          --          $    0.50
  Weighted average number
   of shares.............       375.1         --        (15.4)(9)         359.7
Fully diluted:
  Earnings per common
   share.................   $    0.41         --          --          $    0.50
  Weighted average number
   of shares.............       375.5         --        (15.4)(9)         360.1

 See notes to unaudited pro forma condensed consolidated financial statements.

                         NOTES TO UNAUDITED PRO FORMA

                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                    VIACOM
                         (TABULAR DOLLARS IN MILLIONS)

  1. Reflects impact of the deconsolidation of the historical VII Cable.

  2. Reflects the conveyance from VII Cable to Viacom Services of the Loan Proceeds of $1.7 billion, existing bank debt of $57 million and certain other non-material assets, liabilities and related results of operations of VII Cable including a pre-tax gain of $26.9 million from the sale of marketable securities and income taxes of $10.7 million for the year ended December 31, 1995.

  3. Reflects the assumed repayment by Viacom of $1.7 billion bank debt with the Loan Proceeds.

  4. Reflects a $625.8 million reduction for the shares of Viacom Common Stock tendered as a result of the consummation of the Exchange Offer.

  5. Viacom will account for the split-off based upon the fair value of Viacom Common Stock exchanged for VII Cable Class A Common Stock resulting in a non-recurring gain of approximately $1.4 billion which is not reflected in the pro forma results of operations. The calculation of the estimated gain on the Transaction is summarized below:

     Consideration received for VII Cable Class A

        Common Stock.................................................. $  625.8
      Conveyance of assets and liabilities to Viacom Services:
        Loan Proceeds.................................................  1,700.0
        Other assets and liabilities..................................    (47.6)
      Net book value of VII Cable.....................................   (854.8)
      Transaction costs...............................................    (50.0)
                                                                       --------
      Transaction gain................................................ $1,373.4
                                                                       ========

  Viacom has received a Ruling Letter from the IRS to the effect that, for federal tax purposes, the Transaction will qualify as a distribution that is tax-free to Viacom's shareholders (except with respect to cash received in lieu of fractional shares) and, in general, is tax-free to Viacom. See "Certain Federal Income Tax Consequences--The Transaction."

  6. Reduction in interest expense of $26.8 million and $118.1 million for the three months ended March 31, 1996 and the year ended December 31, 1995, respectively, resulting from the decrease in borrowings described in Note 3, offset by VII Cable's historical interest expense of $11.9 million and $48.5 million for the three months ended March 31, 1996 and the year ended December 31, 1995, respectively. The reduction in interest expense has been based upon Viacom's historical interest rate on bank debt 6.5% and 7.2% for the three months ended March 31, 1996 and the year ended December 31, 1995, respectively.

  7. Represents $1.8 million and $7.4 million for the three months ended March 31, 1996 and the year ended December 31, 1995, respectively, of reclassification of items to conform the presentation of the VII Cable financial statements to that of the Viacom financial statements and the reversal of $3.0 million and $9.4 million for the three months ended March 31, 1996 and the year ended December 31, 1995, respectively, allocated by Viacom to VII Cable for general and administrative expenses. These general and administrative expenses are expected to be incurred by Viacom on an ongoing basis.

  8. Reflects the income tax effect of $4.2 million and $21.1 million for the three months ended March 31, 1996 and the year ended December 31, 1995, respectively, on the pro forma adjustments for interest expense and general and administrative expenses calculated at the 35% statutory tax rate.

                         NOTES TO UNAUDITED PRO FORMA

                                    VIACOM
                         (TABULAR DOLLARS IN MILLIONS)

  9. Pro forma primary earnings per common share is based on the weighted average of common shares and common share equivalents outstanding, reduced by the 15.4 million common shares assumed to be exchanged in connection with the Transaction as if it occurred at the beginning of the periods presented. The assumed conversion of Preferred Stock would have an antidilutive effect on earnings per common share and, therefore, fully diluted earnings per common share is not presented.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

                                   VII CABLE

  The following unaudited pro forma condensed combined financial statements of VII Cable as of and for the three months ended March 31, 1996 and for the twelve months ended December 31, 1995 give effect to the VII Cable Pro Forma Events as if such events occurred at the beginning of the earliest period presented for results of operations data. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 1996 and year ended December 31, 1995 is based upon the statement of operations of VII Cable for the three months ended March 31, 1996 and year ended December 31, 1995, respectively. The unaudited pro forma condensed combined balance sheet gives effect to the VII Cable Pro Forma Events as if they had occurred on March 31, 1996. The unaudited pro forma condensed combined financial statements of VII Cable were derived from, and should be read in conjunction with, the VII Cable Carve-Out Financial Statements appearing elsewhere in this Offering Circular - Prospectus.

  The unaudited pro forma data are not necessarily indicative of the combined results of operations or financial position that would have occurred if the VII Cable Pro Forma Events had been in effect at the beginning of the period presented nor are they necessarily indicative of future results of operations or financial position. The pro forma adjustments are based upon available information and certain assumptions set forth herein, including in the notes to the unaudited pro forma condensed combined financial statements.

  It is expected that the transactions contemplated by the Subscription Agreement will be accounted for under the purchase method of accounting. Accordingly, the cost to acquire VII Cable following the consummation of the Exchange Offer, which is estimated at approximately $2.3 billion, consisting of TCI Cable's $350 million investment, the $1.35 billion Loan (after reduction by the $350 million received from TCI Cable's equity investment) and the $625.8 million estimated aggregate par value of the VII Cable Preferred Stock, will be allocated by TCI to the assets and liabilities acquired according to their respective fair values, with any excess being treated as goodwill. The valuations and other studies which will provide the basis for the allocation of the cost to acquire VII Cable following consummation of the Exchange Offer have not yet been performed by TCI. Because the valuations and other studies will not be performed until after the Exchange Offer occurs, the purchase accounting adjustments made in connection with the development of the unaudited pro forma condensed combined financial statements are preliminary. The entire purchase price in excess of the book value of VII Cable's assets and liabilities has been attributed to goodwill. The approximately $1.4 billion pro forma excess of unallocated acquisition costs as of March 31, 1996 is being amortized over 40 years at a rate of $35.6 million per year. To the extent that the excess purchase price over book value is allocated to property and equipment or other assets, including identifiable intangibles with lives of less than 40 years, depreciation and amortization will increase and, on an after-tax basis, net income will decrease. Although VII Cable cannot estimate the potential increase in depreciation or amortization, it may be significant. VII Cable estimates the average useful life of property and equipment to be approximately 10.5 years. In addition, VII Cable does not believe that there are substantial intangible assets which will require amortization over periods less than 10.5 years. As a result, VII Cable does not believe that any allocation of purchase price to other assets should be expected to result in an amortization period less than 10.5 years. VII Cable has estimated, that for every $100 million allocated to property and equipment or to other assets including identifiable intangibles, and assuming an average life of 10.5 years, depreciation and amortization would increase by $7 million per year over such 10.5 year period.

  Solely for purposes of presentation of the unaudited pro forma condensed combined financial statements of VII Cable, the Estimated Asset Value of VII Cable has been assumed to be approximately $2.3 billion. The Estimated Asset Value is equal to (i) the Fixed Amount, plus (ii) the Capital Expenditure Amount, plus (iii) the Inventory Amount, plus (iv) the Telecom Amount, plus
(v) an amount equal to Working Capital, if Working Capital is a positive number, minus (vi) an amount, if any, equal to the amount by which Working Capital is a negative number, minus (vii) the amount of certain front-end loaded programming payments specified in the Implementation Agreement, plus
(viii) an amount equal to interest on the sum of the foregoing amounts at one-month LIBOR plus 1 1/4% for the period from September 1, 1995 to the Exchange Date (one month LIBOR as of

March 31, 1996 was 5 7/16%). The foregoing Adjustment Amounts are subject to change as a result of adjustments from estimated to actual values. To the extent that the Asset Value (as defined herein) as finally determined minus the amount of Loan Proceeds actually transferred to Viacom Services pursuant to the Conveyance of Assets (the "Net Asset Value") is greater than the Estimated Asset Value minus $1.7 billion (the "Estimated Net Asset Value"), VII Cable will pay to Viacom Services an amount in cash equal to such excess, plus an amount equal to interest thereon from the Exchange Date. If the Net Asset Value is less than the Estimated Net Asset Value, Viacom Services will pay to VII Cable an amount in cash equal to such deficiency plus an amount equal to interest thereon from the Exchange Date. For further discussion of such post-closing adjustments, see "Arrangements among Viacom, Viacom International, TCI and TCI Cable--Terms of the Implementation Agreement--Post-Closing Adjustments." Any change between the Estimated Asset Value assumed for purposes of the unaudited pro forma condensed combined financial statements of VII Cable and the Estimated Asset Value will result in corresponding changes in the pro forma amounts of intangible assets, the related amortization thereof, the aggregate par value of the VII Cable Preferred Stock and the related dividends thereon. An increase in the Asset Value of $10 million will result in an increase to annual amortization expense of $250,000 and an increase in annual VII Cable Preferred Stock dividend requirements of $500,000 based upon an estimated useful life of 40 years and an annual dividend rate of 5%.

  It is expected that after the consummation of the Stock Issuance, an appraisal of the significant assets, liabilities and business operations of VII Cable will be completed. On the basis of this information, a final allocation of the cost to acquire VII Cable following consummation of the Exchange Offer will be made by TCI.

  The future financial position of VII Cable may reflect increased property and equipment, intangibles, increased long-term debt and decreased common stockholders' equity resulting from the Conveyance and the Conversion. The future results of operations of VII Cable may reflect increased depreciation, amortization of goodwill, increased interest expense and VII Cable Preferred Stock dividend requirements. The following unaudited pro forma condensed combined statement of operations does not reflect potential cost savings attributable to (i) economies of scale which may be realized in connection with purchases of programming and equipment or (ii) consolidation of certain operating and administrative functions including the elimination of duplicative facilities and personnel.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                   VII CABLE
                                 (IN MILLIONS)

                                            MARCH 31, 1996
                          ------------------------------------------------------
                                                              EFFECTS
                                      PRO FORMA     PRO FORMA  OF THE  PRO FORMA
         ASSETS           HISTORICAL ADJUSTMENTS    PRE-SWAP  SWAP(10) POST-SWAP
         ------           ---------- -----------    --------- -------- ---------
Cash....................   $    3.5   $ 1,700.0 (1) $    3.5   $ 1.7   $    5.2
                                       (1,700.0)(2)
Other current assets....       14.5         0.8 (2)     15.3   $(0.2)      15.1
                           --------   ---------     --------   -----   --------
    Total current
     assets.............       18.0         0.8         18.8     1.5       20.3
Property and equipment,
 net....................      422.3        (3.3)(2)    419.0    (8.4)     410.6
Intangible assets, at
 amortized cost.........      556.7     1,423.4 (5)  1,980.1     0.9    1,981.0
Other assets............       67.9       (45.4)(2)     22.5     0.6       23.1
                           --------   ---------     --------   -----   --------
                           $1,064.9   $ 1,375.5     $2,440.4   $(5.4)  $2,435.0
                           ========   =========     ========   =====   ========
LIABILITIES AND STOCKHOLDERS'
EQUITY
- -----------------------------
Current liabilities.....   $   80.3   $   (26.1)(2) $   54.2   $(2.7)  $   51.5
Long-term debt..........       57.0     1,700.0 (1)  1,350.0     --     1,350.0
                                          (57.0)(2)
                                         (350.0)(3)
Other liabilities.......       72.8       (12.4)(2)     60.4    (2.7)      57.7
Class A Preferred Stock
 (mandatory redemption).        --        625.8 (4)    625.8     --       625.8
Stockholders' Equity:
  Class B Common Stock..        --        350.0 (3)    350.0     --       350.0
  Viacom equity
   investment...........      854.8      (854.8)(5)      --      --         --
                           --------   ---------     --------   -----   --------
                           $1,064.9   $ 1,375.5     $2,440.4   $(5.4)  $2,435.0
                           ========   =========     ========   =====   ========



   See notes to unaudited pro forma condensed combined financial statements.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                                   VII CABLE
                                 (IN MILLIONS)

                                    THREE MONTHS ENDED MARCH 31, 1996
                           -----------------------------------------------------
                                                              EFFECTS
                                       PRO FORMA    PRO FORMA  OF THE  PRO FORMA
                           HISTORICAL ADJUSTMENTS   PRE-SWAP  SWAP(10) POST-SWAP
                           ---------- -----------   --------- -------- ---------
Revenues..................   $116.6     $  --        $116.6    $(1.9)   $114.7
Expenses:
  Operating...............     51.7        --          51.7     (1.8)     49.9
  Selling, general and
   administrative.........     24.3        --          24.3     (0.7)     23.6
  Depreciation and
   amortization...........     21.8        8.9 (6)     30.7      1.6      32.3
                             ------     ------       ------    -----    ------
    Total expenses........     97.8        8.9        106.7     (0.9)    105.8
                             ------     ------       ------    -----    ------
Operating income..........     18.8       (8.9)         9.9     (1.0)      8.9
Other income (expense):
  Interest expense........    (11.9)     (13.1)(7)    (25.0)     --      (25.0)
  Other items, net........      1.8        --           1.8     (0.1)      1.7
                             ------     ------       ------    -----    ------
    Total other income
     (expense)............    (10.1)     (13.1)       (23.2)    (0.1)    (23.3)
                             ------     ------       ------    -----    ------
Earnings (loss) before
 income taxes.............      8.7      (22.0)       (13.3)    (1.1)    (14.4)
Benefit (provision) for
 income taxes.............     (5.2)       4.7 (8)     (0.5)     0.8       0.3
Equity in earnings (loss)
 of affiliated companies,
 net of tax...............     (0.1)      (0.5)(2)     (0.6)     --       (0.6)
                             ------     ------       ------    -----    ------
Net earnings (loss).......      3.4      (17.8)       (14.4)    (0.3)    (14.7)
Preferred stock dividend
 requirement..............      --        (7.8)(9)     (7.8)     --       (7.8)
                             ------     ------       ------    -----    ------
Net earnings (loss)
 attributable to common
 stock....................   $  3.4     $(25.6)      $(22.2)   $(0.3)   $(22.5)
                             ======     ======       ======    =====    ======



   See notes to unaudited pro forma condensed combined financial statements.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                                   VII CABLE
                                 (IN MILLIONS)

                                     YEAR ENDED DECEMBER 31, 1995
                          --------------------------------------------------------
                                                                EFFECTS
                                      PRO FORMA       PRO FORMA  OF THE  PRO FORMA
                          HISTORICAL ADJUSTMENTS      PRE-SWAP  SWAP(10) POST-SWAP
                          ---------- -----------      --------- -------- ---------
Revenues................    $442.2     $ (1.7)(2)      $ 440.5   $(5.8)   $434.7
Expenses:
  Operating.............     191.1       (0.1)(2)        191.0    (7.4)    183.6
  Selling, general and
   administrative.......      88.5        --              88.5     2.9      91.4
  Depreciation and
   amortization.........      81.8       35.5 (2)(6)     117.3     7.8     125.1
                            ------     ------          -------   -----    ------
    Total expenses......     361.4       35.4            396.8     3.3     400.1
                            ------     ------          -------   -----    ------
Operating income........      80.8      (37.1)            43.7    (9.1)     34.6
Other income (expense):
  Interest expense......     (48.5)     (56.6)(7)       (105.1)    --     (105.1)
  Other items, net......      34.3      (26.9)(2)          7.4     0.2       7.6
                            ------     ------          -------   -----    ------
    Total other income
     (expense)..........     (14.2)     (83.5)           (97.7)    0.2     (97.5)
                            ------     ------          -------   -----    ------
Earnings (loss) before
 income taxes...........      66.6     (120.6)           (54.0)   (8.9)    (62.9)
Benefit (provision) for
 income taxes...........     (32.8)      30.5 (8)         (2.3)    5.6       3.3
Equity in earnings
 (loss) of affiliated
 companies, net of tax..      (0.1)      (0.8)(2)         (0.9)    --       (0.9)
                            ------     ------          -------   -----    ------
Net earnings (loss).....      33.7      (90.9)           (57.2)   (3.3)    (60.5)
Preferred stock dividend
 requirement............       --       (31.3)(9)        (31.3)    --      (31.3)
                            ------     ------          -------   -----    ------
Net earnings (loss)
 attributable to common
 stock..................    $ 33.7     $122.2          $ (88.5)  $(3.3)   $(91.8)
                            ======     ======          =======   =====    ======



   See notes to unaudited pro forma condensed combined financial statements.

                         NOTES TO UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

                                   VII CABLE

1. Reflects the borrowing of the Loan Proceeds ($1.7 billion) under the Loan. Scheduled maturities of the Loan through December 31, 2000 are assumed to be $300 million (1996), none (1997), $30 million (1998), $110 million
   (1999) and $135 million (2000) and $1,125 million thereafter. The $300 million maturity in 1996 will be paid upon consummation of the Stock Issuance from a portion of the proceeds of the Subscription Payment.
2. Reflects the conveyance to Viacom Services of the Loan Proceeds, existing bank debt of $57 million and certain other nonmaterial assets, liabilities and related results of operations of VII Cable including for the year ended December 31, 1995 a pre-tax gain of $26.9 million from the sale of marketable securities and a provision for income taxes of $10.7 million.
3. Reflects the assumed reduction of debt with the proceeds of TCI Cable's capital contribution of $350 million and the corresponding issuance to TCI Cable of 100 shares of VII Cable Class B Common Stock immediately following the consummation of the Exchange Offer.

4. Assumes the shares of VII Cable Class A Common Stock to be issued as part of the Exchange Offer are converted into shares of VII Cable Preferred Stock at the time of TCI Cable's capital contribution as described in Note 3 above.
5. The unallocated excess of the Loan and the estimated aggregate par value of the VII Cable Preferred Stock over the adjusted net assets of VII Cable as of March 31, 1996 is summarized below (in millions):

      Loan (after repayment of $350 million).........................  $1,350.0
      TCI Subscription Payment.......................................     350.0
      VII Cable Preferred Stock......................................     625.8
                                                                       --------
                                                                        2,325.8
      VII Cable net assets...........................................    (854.8)
      Net liabilities conveyed to Viacom Services(a).................     (47.6)
                                                                       --------
                                                                       $1,423.4
                                                                       ========

   The valuations and other studies which will provide the basis for the allocation of the cost to acquire VII Cable following consummation of the Exchange Offer have not yet been performed by TCI. Because the valuations and other studies will not be performed until after the Exchange Offer occurs the purchase accounting adjustments made in connection with the development of the unaudited pro forma condensed combined financial statements are preliminary. The entire purchase price in excess of the book value of VII Cable's assets and liabilities has been attributed to goodwill.

     (a) Represents VII Cable's existing bank debt of $57 million and certain equity investments and other nonmaterial assets and liabilities conveyed to Viacom Services in accordance with the Implementation Agreement.

6. An increase in amortization expense of $8.9 million and $35.6 million for the three months ended March 31, 1996 and the year ended December 31, 1995, respectively, resulting from the increase in intangibles as described in
   Note 5. See paragraph 3 of the introductory paragraphs to the Unaudited Pro Forma Condensed Combined Financial Statements of VII Cable.
7. Additional interest expense resulting from the incremental borrowings described in Note 1. Solely for the purposes of this presentation Viacom International has assumed an interest rate of 7.41% and 7.78% for the three months ended March 31, 1996 and the year ended December 31, 1995, respectively, based upon historical interest rates adjusted for anticipated terms of the Loan. A change in the assumed interest rate of 1/8% will result in a change in interest expense of $1.7 million on an annual basis. Assumes no interest expense will be allocated by TCI Cable to VII Cable after the Transaction.

                         NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS--(CONTINUED)

                                   VII CABLE

8. Reflects the income tax effects of $4.6 million and $29.4 million for the three months ended March 31, 1996 and the year ended December 31, 1995, respectively, on the pro forma adjustments calculated at the 35% statutory tax rate. The effective income tax rate on a pro forma basis is adversely affected by amortization of excess acquisition costs, which are assumed not to be deductible for tax purposes.

9. Reflects the 5% cumulative annual dividend on the $625.8 million of VII Cable Preferred Stock as described in Note 4 above.
10. Following consummation of the Transaction, IMP intends to exchange its Houston cable systems for VII Cable's Nashville cable system. The exchange is intended to qualify as a like-kind exchange under Section 1031 of the Code. For financial reporting purposes the transaction is to be recorded on a book value basis and therefore the recorded amounts of the nonmonetary assets exchanged are used as the basis for valuing the net assets received. TCI Cable is a limited partner in the partnership that owns a majority interest in IMP. The following tables reflect the condensed combined financial statements of the Houston cable systems and of the Nashville cable systems as of and for the three months ended March 31, 1996 and for the twelve months ended December 31, 1995 giving effect to certain pro forma adjustments described in the notes below. The final column presents the net effects of the Swap, calculated as the difference between the adjusted Houston cable systems and the Nashville cable system historical.

                                                 MARCH 31, 1996
                         --------------------------------------------------------------------
                         HOUSTON CABLE                    ADJUSTED     NASHVILLE   PRO FORMA
                            SYSTEMS     PRO FORMA       HOUSTON CABLE CABLE SYSTEM EFFECTS OF
                          HISTORICAL   ADJUSTMENTS         SYSTEM      HISTORICAL   THE SWAP
                         ------------- -----------      ------------- ------------ ----------
         ASSETS
Cash....................    $  1.7       $   --            $  1.7        $  --       $ 1.7
Other current assets....       2.1           --               2.1           2.3       (0.2)
                            ------       -------           ------        ------      -----
    Total current
     assets.............       3.8           --               3.8           2.3        1.5
Property and equipment,
 net....................      55.8           --              55.8          64.2       (8.4)
Intangible assets, at
 amortized cost.........      15.5          37.3 (a)         52.8          51.9        0.9
Other assets............       3.0          (2.4)(b)          0.6           --         0.6
                            ------       -------           ------        ------      -----
                            $ 78.1       $  34.9           $113.0        $118.4      $(5.4)
                            ======       =======           ======        ======      =====
 LIABILITIES AND EQUITY
Current liabilities.....    $  2.6       $  (1.4)(b)       $  1.2        $  3.9      $(2.7)
Long-term debt..........     142.5        (142.5)(b)          --            --         --
Other liabilities.......       5.0           --               5.0           7.7       (2.7)
Equity..................     (72.0)        178.8 (a)(b)     106.8         106.8        --
                            ------       -------           ------        ------      -----
                            $ 78.1       $  34.9           $113.0        $118.4      $(5.4)
                            ======       =======           ======        ======      =====

                         NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS--(CONTINUED)

                                   VII CABLE

                                        THREE MONTHS ENDED MARCH 31, 1996
                         -------------------------------------------------------------------
                         HOUSTON CABLE                   ADJUSTED     NASHVILLE   PRO FORMA
                            SYSTEMS     PRO FORMA      HOUSTON CABLE CABLE SYSTEM EFFECTS OF
                          HISTORICAL   ADJUSTMENTS        SYSTEMS     HISTORICAL   THE SWAP
                         ------------- -----------     ------------- ------------ ----------
Revenues................    $ 14.6        $ --             $14.6        $16.5       $(1.9)
Expenses:
  Operating.............       4.3          --               4.3          6.1        (1.8)
  Selling, general and
   administrative.......       3.9          --               3.9          4.6        (0.7)
  Depreciation and
   amortization.........       4.9         (0.5)(a)(c)       4.4          2.8         1.6
                            ------        -----            -----        -----       -----
    Total expenses......      13.1         (0.5)            12.6         13.5        (0.9)
Operating income........       1.5          0.5              2.0          3.0        (1.0)
Other income (expense):
  Interest expense......      (2.9)         1.7 (b)         (1.2)        (1.2)        --
  Other items, net......      (0.1)         --              (0.1)         --         (0.1)
                            ------        -----            -----        -----       -----
    Total other income
     (expense)..........      (3.0)         1.7             (1.3)        (1.2)       (0.1)
Earnings (loss) before
 income taxes...........      (1.5)         2.2              0.7          1.8        (1.1)
Benefit (provision) for
 income taxes...........       --           --               --          (0.8)        0.8
                            ------        -----            -----        -----       -----
Net earnings (loss).....    $ (1.5)       $ 2.2            $ 0.7        $ 1.0       $(0.3)
                            ======        =====            =====        =====       =====
                                          YEAR ENDED DECEMBER 31, 1995
                         -------------------------------------------------------------------
                         HOUSTON CABLE                   ADJUSTED     NASHVILLE   PRO FORMA
                            SYSTEMS     PRO FORMA      HOUSTON CABLE CABLE SYSTEM EFFECTS OF
                          HISTORICAL   ADJUSTMENTS        SYSTEMS     HISTORICAL   THE SWAP
                         ------------- -----------     ------------- ------------ ----------
Revenues................    $ 53.2        $ --             $53.2        $59.0       $(5.8)
Expenses:
  Operating.............      15.4          --              15.4         22.8        (7.4)
  Selling, general and
   administrative.......      16.1          --              16.1         13.2         2.9
  Depreciation and amor-
   tization.............      19.6         (2.2)(a)(c)      17.4          9.6         7.8
                            ------        -----            -----        -----       -----
    Total expenses......      51.1         (2.2)            48.9         45.6         3.3
Operating income........       2.1          2.2              4.3         13.4        (9.1)
Other income (expense):
  Interest expense......     (12.2)         7.4 (b)         (4.8)        (4.8)        --
  Other items, net......       0.1          --               0.1         (0.1)        0.2
                            ------        -----            -----        -----       -----
    Total other income
     (expense)..........     (12.1)         7.4             (4.7)        (4.9)        0.2
Earnings (loss) before
 income taxes...........     (10.0)         9.6             (0.4)         8.5        (8.9)
Benefit (provision) for
 income taxes...........       --           0.9(d)           0.9         (4.7)        5.6
                            ------        -----            -----        -----       -----
Net earnings (loss).....    $(10.0)       $10.5            $ 0.5        $ 3.8       $(3.3)
                            ======        =====            =====        =====       =====

- --------
(a) The entire excess of the Nashville Cable Systems historical book value of net assets over the adjusted Houston Cable Systems net assets, in the amount of $37.3 million, has been attributed to goodwill. Such amount has been amortized over an estimated useful life of 40 years resulting in incremental amortization expense of $.3 million and $.9 million for the three months ended March 31, 1996 and the year ended December 31, 1995, respectively.
(b) Reflects the reversal of $142.5 million of long-term debt that will not be a part of the Swap and related $2.4 million of deferred financing fees, $1.4 million of accrued interest and $1.7 million and $7.4 million of interest expense for the three months ended March 31, 1996 and the year ended December 31, 1995, respectively. Interest expense has been allocated to the Houston cable systems based upon the Nashville historical interest expense allocation.
(c) Reflects an adjustment of $.8 million and $3.2 million for the three months ended March 31, 1996 and the year ended December 31, 1995, respectively, on the conforming of the Houston cable systems' accounting policies pertaining to the estimated useful life of acquisition goodwill to those of VII Cable. The Houston cable systems utilized a 10 year estimated useful life for amortization of acquisition goodwill as compared to 40 years utilized by VII Cable.
(d) Reflects the income tax effects of the pro forma interest adjustments and a tax benefit attributable to the Houston Cable Systems historical results of operations at the 35% statutory tax rate of $.9 million for the year ended December 31, 1995.

                  SELECTED COMBINED HISTORICAL FINANCIAL DATA

                                   VII CABLE
                                 (IN MILLIONS)

  The following table sets forth certain selected historical combined financial data of VII Cable and has been derived from and should be read in conjunction with the VII Cable Carve-Out Financial Statements for the three years ended December 31, 1995. See Notes 1 and 6 of the Notes to the Combined Financial Statements of VII Cable included elsewhere in this Offering Circular
- - Prospectus. The VII Cable Carve-Out Financial Statements reflect the carve-out historical results of operations and financial position of VII Cable during the periods presented and are not necessarily indicative of results of operations or financial position that would have occurred if VII Cable had been a separate stand-alone entity during the periods presented or of future results of operations or financial position of VII Cable.

                              THREE MONTHS
                               ENDED MARCH
                                   31,           YEAR ENDED DECEMBER 31,
                              ------------- ----------------------------------
                               1996   1995   1995   1994   1993   1992   1991
                              ------ ------ ------ ------ ------ ------ ------
RESULTS OF OPERATIONS DATA:
Revenues..................... $116.6 $105.9 $442.2 $404.5 $414.8 $410.1 $378.0
Operating income(a)..........   18.8   18.2   80.8   57.4   83.8   97.5   82.2
Earnings (loss) before taxes
 and cumulative effect of
 change in accounting
 principle...................    8.7   35.0   66.6   26.4  128.1   53.1   15.0
Net earnings (loss) before
 cumulative effect of change
 in accounting principle.....    3.4   19.6   33.7    9.1   83.9   25.8   (0.2)
Net earnings (loss)..........    3.4   19.6   33.7    9.1   97.4   25.8   (0.2)

                                                     AT DECEMBER 31,
                             AT MARCH 31, --------------------------------------
                                 1996       1995     1994    1993   1992   1991
                             ------------ -------- -------- ------ ------ ------
BALANCE SHEET DATA:
Total assets................   $1,064.9   $1,066.8 $1,040.4 $966.2 $964.7 $976.0
Total debt..................       57.0       57.0     57.0   57.0  106.0  106.1
Viacom equity investment....      854.8      857.1    823.9  765.5  753.9  767.7

- --------
(a) Operating income is defined as earnings before interest expense, other items, net, income taxes, equity in income (loss) of affiliated companies and cumulative effect of change in accounting principle.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS OF VII CABLE

GENERAL

  VII Cable owns and operates cable television systems in five geographic regions in the United States. Substantially all of VII Cable's revenues are earned from subscriber fees for primary (i.e., non-premium) and premium subscription services, the rental of converters and remote control devices, and installation fees. Additional revenues are derived from the sale of advertising, pay-per-view programming fees, payments received from revenue-sharing arrangements in respect of products sold through home shopping services, and the leasing of fiber optic capacity in three of VII Cable's franchise areas to partnerships (in which VII Cable has an equity interest) engaged in the provision of competitive access telephone services.

  Recent federal laws and regulations, including the decision to reregulate certain aspects of the cable television distribution industry, have affected VII Cable's ability to increase rates for certain subscriber services or restructure its rates for certain services. These reregulation activities are designed to reduce customer rates and limit future rate increases for non-premium program services. The 1996 Telecommunications Act substantially amended the rate regulation provisions of the Communications Act. For further discussion of federal regulation of the cable television distribution industry, see "--Recent Legislation" and "Business of VII Cable--Regulation-- Federal Regulation."

  The following discussion should be read in conjunction with VII Cable's pro forma and historical financial statements, including the notes thereto, included elsewhere in this Offering Circular - Prospectus. The historical financial statements of VII Cable reflect the carve-out historical results of operations and financial position of the cable television distribution business of Viacom International. Such financial statements are not necessarily indicative of the results that would have occurred if VII Cable had been a separate stand-alone entity during the periods presented or of future results of operations or financial condition of VII Cable.

RESULTS OF OPERATIONS

 First Quarter 1996 vs. First Quarter 1995

  Revenue increased 10% to $116.6 million for first quarter 1996 from $105.9 million for first quarter 1995, attributable to increases of $6.7 million in primary, $0.4 million in premium, $2.3 million in pay-per-view, $0.4 million in advertising revenues and $0.9 million in other operating revenues. The increase in revenues primarily reflects a 3% and 5% increase in average primary customers and premium units, respectively, and a 6% increase in average primary rates, partially offset by a 7% decrease in the average premium rate. Total revenues per primary customer per month increased 7% to $32.78 for first quarter 1996 from $30.73 for first quarter 1995. Operating expense increased 12% principally reflecting an increase in programming and other costs of $5.3 million related to customer growth, increased programming fees and increased channel capacity. Selling, general and administrative expenses increased 14% principally reflecting higher overhead allocations and the absence of programming launch incentives in 1996. Operating income increased to $18.8 million for first quarter 1996 from $18.2 million for first quarter 1995 (or 3%) principally as a result of the factors described above.

  As of March 31, 1996, VII Cable served approximately 1,194,000 primary customers subscribing to approximately 939,000 premium units, representing a 3% and 1% increase, respectively, since March 31, 1995.

  Viacom provides VII Cable with certain general services, including insurance, legal, financial and other corporate functions. Charges for these services have been made based on the average of certain specified ratios of revenues, operating income and net assets of VII Cable in relation to Viacom. Management believes that the methodologies used to allocate these charges are reasonable. See Note 6 of the Notes to the Combined Financial Statements of VII Cable for the year ended December 31, 1995.

  Because the valuations and other studies will not be performed until after the Exchange Offer occurs, the purchase accounting adjustments made in connection with the development of the unaudited pro forma condensed combined financial statements of VII Cable are preliminary. The entire purchase price in excess of the book value of VII Cable's assets and liabilities has been attributed to goodwill. The approximate $1.4 billion pro forma excess of unallocated acquisition costs as of December 31, 1995 is being amortized over 40 years at a rate of $35.6 million per year. To the extent that the excess purchase price over book value is allocated to property and equipment or other assets, including identifiable intangibles with lives of less than 40 years, depreciation and amortization will increase and, on an after-tax basis, net income will decrease. Although VII Cable cannot estimate the potential increase in depreciation or amortization, it may be significant. VII Cable estimates the average useful life of property and equipment to be approximately 10.5 years. In addition, VII Cable does not believe that there are substantial intangible assets which will require amortization over periods less than 10.5 years. As a result, VII Cable does not believe that any allocation of purchase price to other assets should be expected to result in an amortization period less than 10.5 years. VII Cable has estimated, that for every $100 million allocated to property and equipment or to other assets, including identifiable intangibles, and assuming an average life of 10.5 years, depreciation and amortization would increase by $7 million per year over such 10.5 year period. It is anticipated that VII Cable will incur interest expense and preferred stock dividends of approximately $105 million and $31 million, respectively, per year following the Transaction.

 Interest expense

  Interest expense decreased slightly to $12.0 million for first quarter 1996 from $12.1 million for first quarter 1995. Interest expense reflects amounts recorded by VII Cable on borrowings under a credit agreement and amounts allocated by Viacom of $11.4 million and $11.7 million for first quarter 1996 and 1995, respectively. Viacom allocated interest expense to VII Cable based on a percentage of VII Cable's average net assets to Viacom's average net assets. Interest expense is expected to increase significantly following consummation of the Transaction as a result of the borrowings under the Loan. See "Unaudited Pro Forma Condensed Combined Financial Statements of VII Cable."

 Other items, net

  Other items, net, principally reflects for 1995 a pre-tax gain of $26.9 million from the sale of marketable securities.

 Provision for income taxes

  VII Cable has been included in the consolidated federal, state and local income tax returns filed by Viacom. However, the income tax provision has been prepared on a separate return basis as though VII Cable filed stand-alone income tax returns.

  The annual effective tax rates of 59% for 1996, and 44% for 1995 were both adversely affected by the amortization of acquisition costs which are not deductible for tax purposes.

 1995 vs. 1994

  Revenues increased to $442.2 million for 1995 from $404.5 million for 1994 (or 9%), attributable to increases of $25.7 million in primary, $3.8 million in premium, $3.7 million in pay-per-view, $1.2 million in advertising revenues and $3.3 million in other operating revenues. The increase in revenues reflects a 4% and 13% increase in average primary and premium customers, respectively, and a 5% increase in average primary rates, partially offset by a 7% decrease in the average premium rate. Total revenues per primary customer per month increased 5% to $31.74 for 1995 from $30.17 for 1994. Operating expenses increased 12% principally reflecting an increase in programming and other costs of $16.3 million related to customer growth, increased programming fees and increased channel capacity. Selling, general and administrative expenses decreased 11% principally reflecting lower overhead allocations and programming launch incentives. Operating income increased to $80.8 million for 1995 from $57.4 million for 1994 (or 41%) principally as a result of the factors described above.

  As of December 31, 1995, VII Cable served approximately 1,180,000 primary customers subscribing to approximately 921,100 premium units, representing a 4% and 5% increase, respectively, since December 31, 1994.

 Interest expense

  Interest expense increased 28% to $48.5 million for 1995 from $38.1 million for 1994. Interest expense reflects amounts recorded by VII Cable on borrowings under a credit agreement and amounts allocated by Viacom of $46.4 and $35.7 million for 1995 and 1994, respectively. Viacom allocated interest expense to VII Cable based on a percentage of VII Cable's average net assets to Viacom's average net assets. Interest expense is expected to increase significantly following consummation of the Transaction as a result of the borrowings under the Loan. See "Unaudited Pro Forma Condensed Combined Financial Statements of VII Cable."

 Other items, net

  Other items, net, principally reflects for 1995 a pre-tax gain of $26.9 million from the sale of marketable securities.

 Provision for income taxes

  VII Cable has been included in the consolidated federal, state and local income tax returns filed by Viacom. However, the income tax provision has been prepared on a separate return basis as though VII Cable filed stand-alone income tax returns.

  The annual effective tax rates of 49% for 1995 and 67% for 1994 were both adversely affected by the amortization of acquisition costs which are not deductible for tax purposes.

 1994 vs. 1993

  Revenues decreased to $404.5 million for 1994 from $414.8 million for 1993 (or 2%), attributable to decreases of $20.2 million in primary and $4.8 million in premium revenues, partially offset by increases of $10.6 million in other operating revenues, $2.3 million in pay-per-view revenues and $1.8 million in advertising revenues. The decrease in revenues primarily reflects a 10% decrease in average rates for primary services partially offset by a 3% increase in average primary customers. Total revenues per primary customer per month decreased 6% to $30.17 for 1994 from $31.94 for 1993. The revenue variance reflects the effect of the FCC rate regulations pursuant to the 1992 amendments to the Communications Act governing rates in effect as of September 1, 1993 and as of May 15, 1994. Operating expenses increased 9% principally reflecting an increase in programming and other costs of $11.4 million related to customer growth and increased programming fees. Selling, general and administrative expenses decreased 1% principally reflecting lower overhead allocations partially offset by increased payroll expense. Operating income decreased to $57.4 million for 1994 from $83.8 million for 1993 (or 31%) principally reflecting the decreased revenues and increased operating expenses described above.

  As of December 31, 1994, VII Cable served approximately 1,139,000 primary customers subscribing to approximately 875,000 premium units, representing a 4% and 22% increase, respectively, since December 31, 1993.

 Interest expense

  Interest expense increased 14% to $38.0 million for 1994 from $33.4 million for 1993. Amounts allocated by Viacom were $35.7 million for 1994 and $31.2 million for 1993.

 Other items, net

  Other items, net in 1993, principally reflected a pre-tax gain of approximately $55 million from the sale of the stock of Viacom Cablevision of Wisconsin, Inc. (the "Wisconsin cable system") and a pre-tax gain of $17.4 million from sales of a portion of an investment held at cost.

 Provision for income taxes

  The annual effective tax rates of 67% for 1994 and 35% for 1993 were both adversely affected by the amortization of acquisition costs which are not deductible for tax purposes. For 1993, the annual effective tax rate reflects a 9% tax benefit related to the sale of the Wisconsin cable system.

  During the first quarter of 1993, VII Cable adopted Statement of Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," on a prospective basis. As a result, VII Cable recognized an increase to earnings of $13.5 million in 1993 as the cumulative effect of a change in accounting principle.

LIQUIDITY AND CAPITAL RESOURCES

  Immediately following the consummation of the Stock Issuance, it is expected that VII Cable will have borrowings of approximately $1.35 billion under the Loan and approximately $625.8 million aggregate par value of VII Cable Preferred Stock. See "Unaudited Pro Forma Condensed Combined Financial Statements of VII Cable." Additionally, VII Cable's business requires significant capital expenditures to maintain, upgrade, rebuild and expand its cable television systems. VII Cable's cash requirements have been funded by VII Cable's operating activities and historically, as needed, through intercompany advances from Viacom. On a pro forma basis for 1995, VII Cable's cash flow would have been insufficient to meet its anticipated cash requirements (including capital expenditures, capital contributions to joint ventures, payments of interest and principal on the Loan and dividends payable on the VII Cable Preferred Stock). The Unaudited Pro Forma Condensed Combined Financial Statements of VII Cable do not, however, reflect any potential benefits from VII Cable's affiliation with TCI after the completion of the Transaction. VII Cable would expect any remaining insufficiency to be addressed by borrowings of up to $50 million under the revolving credit portion of the Loan and thereafter through intercompany advances, as required, from TCI. See "Risk Factors--Impact of High Leverage" and "--Dependence on Additional Capital."

  VII Cable has several general partnership interests, including interests in Northwest Cable Advertising (50% owned), Bay Cable Advertising (33 1/3% owned), TCG San Francisco ("TCGSF") (23% owned), TCG Seattle ("TCGS") (22% owned) and Prime Sports Northwest Network ("Prime Sports") (40% owned). The principal business of Northwest Cable Advertising and Bay Cable Advertising is the sale of advertising on cable television systems owned by VII Cable, its general partners and other cable television operators. TCGSF and TCGS were formed on January 1, 1994 for the purpose of investing in and operating communication facilities. Both TCGSF and TCGS lease communication network facilities from VII Cable, which are financed and constructed by VII Cable. Prime Sports is a partnership between VII Cable and a subsidiary of Liberty Media Corporation ("Liberty"). Liberty is a wholly owned subsidiary of TCI through which TCI conducts its domestic programming businesses. The principal business of Prime Sports is to provide a television sports programming service in the northwest United States. In exchange for programming, Prime Sports receives subscriber revenue from cable television operators including its general partners.

  VII Cable's partnerships are expected to require estimated cash contributions of approximately $8 million to $10 million in 1996. Planned capital expenditures, including information systems costs, are estimated to be approximately $150 million in 1996. Capital expenditures are primarily related to additional construction and equipment upgrades for the existing cable franchises.

  VII Cable is involved in various claims and lawsuits arising in the ordinary course of business, none of which, in the opinion of management, will have a material adverse effect on VII Cable's financial position or results of operations.

  VII Cable's current franchises expire on various dates through 2017. VII Cable has never had a franchise revoked and, to date, all of VII Cable's franchises have been renewed or extended at or prior to their scheduled expirations. VII Cable has no reason to believe that its franchises will not be renewed.

  VII Cable's cable systems currently compete for viewers with, or face potential competition from, other distribution systems which deliver programming by microwave transmission (through multichannel multipoint distribution systems ("MMDS") and satellite master antenna television ("SMATV") systems or directly to subscribers via either direct broadcast satellite ("DBS") or TV-receive only ("TVRO") technology. See "Business of VII Cable--Competition."

  In the ordinary course of business, VII Cable enters into long-term affiliation agreements with programming services which require that VII Cable continue to carry and pay for programming and meet certain performance requirements.

  In July 1994, Viacom International and certain of its subsidiaries (the "Subsidiary Borrowers") entered into a $311 million credit agreement (the "Credit Agreement") with certain banks. The Credit Agreement is an 8-year term loan maturing on July 1, 2002. Viacom Cablevision of Dayton Inc. ("Dayton") is a Subsidiary Borrower of $57 million under this facility, which amount of indebtedness is included in the historical financial statements of VII Cable included elsewhere in this Offering Circular - Prospectus. The Credit Agreement provides that in the event that Dayton ceases to be a wholly owned subsidiary of Viacom or Viacom International, the $57 million of borrowings shall become due and payable. Under the Implementation Agreement, Viacom Services will assume Dayton's obligation in respect of the $57 million of indebtedness under the Credit Agreement.

  VII Cable was in compliance with all debt covenants and had satisfied all financial ratios and tests as of December 31, 1995 in respect of its $57 million of borrowings under the Credit Agreement and expects to remain in compliance and satisfy all such financial ratios and tests in respect of borrowings under the Credit Agreement during 1996.

  Net cash flow from operating activities increased 36% to $28.9 million for the three months ended March 31, 1996 from $21.2 million for the three months ended March 31, 1995, primarily reflecting the lower provision for income taxes for first quarter 1996 due to the first quarter 1995 gain on the sale of marketable securities and increased operating income in the first quarter of 1996. Investing activities primarily reflect capital expenditures, VII Cable's investment in two partnerships (TCG San Francisco and TCG Seattle) and in first quarter 1995 proceeds from the sale of marketable securities. Net cash flow from financing activities reflect Viacom's funding of VII Cable's working capital requirements, net of amount allocated to VII Cable from Viacom, including amounts for interest, certain administrative services and salaries and benefits.

  Net cash flow from operating activities increased 9% to $84.6 million in 1995 from $77.9 million for 1994, primarily reflecting increased operating income offset by increased interest expense. Investing activities primarily reflect capital expenditures, VII Cable's investment in two partnerships (TCG San Francisco and TCG Seattle) and in 1995 proceeds from the sale of marketable securities available-for-sale. Net cash flow from financing activities reflect Viacom's funding of VII Cable's working capital requirements, net of amount allocated to VII Cable from Viacom, including amounts for interest, certain administrative services and salaries and benefits.

  Net cash flow from operating activities decreased 21% to $77.9 million in 1994 from $98.8 million in 1993, primarily reflecting decreased operating income. Investing activities principally reflect capital expenditures and VII Cable's investment in two partnerships (TCG San Francisco and TCG Seattle) in 1994, and proceeds from the sale of the Wisconsin cable system in 1993. Financing activities reflect Viacom's funding of VII Cable's working capital requirements, net of amounts allocated to VII Cable from Viacom.

  Receivables, net of allowances, decreased $2.9 million to $11.4 million at March 31, 1996 from $14.3 million at December 31, 1995, primarily due to one additional work day of cash receipts from customers at March 31, 1996 as compared to December 31, 1995, and the subsequent receipt of one time shared construction costs.

  Receivables increased $4.3 million between 1994 and 1993 primarily due to increased non-cable customer receivables, principally from receivables from the leasing of communication network facilities to TCGSF and TCGS. Cable customer receivables also increased, due to an increase in customers offset by a slight decrease in the average cable customer receivable.

  The decrease in allowance for doubtful accounts of $540 thousand between December 31, 1993 and December 31, 1994 is primarily due to a decrease in cable customer churn and the decrease in the average cable customer receivable. The allowance for doubtful accounts increased $438 thousand between December 31, 1994 and December 31, 1995 primarily due to an increase in the average cable customer receivable and pay-per-view events. Collectibility of revenues approximated 98% in 1994 and 1995.

IMPACT OF INFLATION

  The net impact of inflation on operations has not been material in the last three years due to the relatively low rates of inflation during the period.

RECENTLY ISSUED ACCOUNTING REQUIREMENTS

  In March of 1995, the Financial Accounting Standards Board issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," effective for fiscal years beginning after December 15, 1995. SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. VII Cable has evaluated the impact of SFAS 121 and it will not have a significant effect on VII Cable's combined financial position or results of operations.

  During 1995, the FASB issued Financial Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which establishes a fair value based method of accounting for compensation costs related to stock option plans and other forms of stock based compensation plans as an alternative to the intrinsic value based method of accounting defined under Accounting Principles Board Opinion No. 25. Companies who do not elect the new method of accounting for 1996 will be required to provide pro forma disclosures as if the fair value based method had been applied. VII Cable has not determined which method it will elect.

  Effective January 1, 1994, VII Cable adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS 115, investments classified as available-for-sale are carried at fair value and unrealized holding gains and losses during the period are recorded as a component of equity. The cumulative effect of the change in accounting principle is recorded, net of tax, as a component of equity. Prior to the adoption of SFAS 115, marketable equity securities held by VII Cable were reported at the lower of cost or market. During February 1995, VII Cable sold its marketable securities available-for-sale, resulting in a pre-tax gain of $27 million.

RECENT LEGISLATION

  The regulatory framework governing cable television systems reflected in the Communications Act was recently amended on February 8, 1996, when the President signed into law the 1996 Telecommunications Act which, among other things, eases regulation of the cable and telephone businesses while opening each of them to the potential for increased competition. The 1996 Telecommunications Act repeals rate regulation of expanded basic tiers of cable programming, such as VII Cable's Satellite Value Package, as of the Sunset Date. It also expands the Communications Act's "effective competition" tests by adding a fourth test under which the rates imposed by a cable system are deregulated if the cable system becomes subject to "effective competition" from a telco which provides comparable services by any means (except direct to home satellite delivery programming) and, to the degree determined by the FCC, irrespective of the number of subscribers to the telco service. The 1996 Telecommunications Act also permits those public utilities which were previously prohibited from providing cable services to provide such services and repeals the statutory ban against telcos providing video programming in their own service areas. Accordingly, telcos may now act as traditional cable systems, as providers of programming by means of wireless technologies such as MMDS or MLDS, as common carriers or as operators of newly created "open video systems." Additionally, the 1996 Telecommunications Act preempts state and local regulations barring cable operators and others from providing local telephone services and requires telcos to negotiate with new telephone service providers with respect to the interoperability of each of their systems. The FCC is required under the 1996 Telecommunications Act to adopt regulations to effectuate all aspects of interoperability and address the complex issues concerning interconnection obligations imposed by the 1996 Telecommunications Act which requires all telephony carriers to interconnect their networks, either directly or indirectly, with each other so as to ensure interoperability.

  The FCC, through its rules and regulations, began implementing the 1992 amendments to the Communications Act in 1993. These regulations will continue to apply to all tiers of cable service until the Sunset Date. Rate regulations adopted in 1993 and revised in 1994 by the FCC (collectively, the "Benchmark Regulations") established a "benchmark" formula used to set a cable operator's "initial permitted rate" or "transitional rate" for regulated tiers of cable service. Cable systems whose rates exceeded the applicable benchmark were required to reduce their rates either to the benchmark or by 17% from those charged on September 30, 1992, whichever reduction was less. These regulations also established the prices that an operator may charge for subscriber equipment and installation services, based on the operator's actual cost plus a permitted 11.25% margin of profit.

  The FCC has also (1) adopted standards governing "cost-of-service" proceedings pursuant to which a cable operator may attempt to prove that its costs of providing regulated service justify initial permitted rates that are higher than those produced under the benchmark approach, and (2) established a regulatory scheme to adjust initial permitted rates on a going-forward basis for inflation and certain "external" cost increases, which provided (among other things) a pass-through of and 7.5% mark-up for increases in an operator's programming expenses.

  In November 1994, the FCC revised its "going forward" rules ("November 1994 Regulations") to increase the price which could be charged for new channels. The new rules allow operators to pass through to subscribers the costs, plus a $0.20 per channel mark-up, for channels added to regulated tiers other than limited basic service, so long as the total increase does not exceed $1.50 through 1996. For 1997, the November 1994 Regulations allow an operator to recover all product costs for such new channels, plus $0.20 per channel, up to a ceiling allowing recovery of all product costs plus $1.20. In addition, operators may launch new services as optional New Product Tiers ("NPTs") on an unregulated basis, although the FCC may in the future determine to regulate NPTs. In September 1995, the FCC again liberalized its cable rate rules. Among other things, the new rules permit the recovery of significant upgrade costs on a cost-of-service basis without subjecting all of the system's costs to a full cost-of-service review.

  The implementation of the Benchmark Regulations has had and is expected to continue to have a negative effect on VII Cable's revenues and earnings from operations. It is expected that this negative effect will be mitigated after the Sunset Date, at which time VII Cable's Satellite Value Package of non-basic tier programming will no longer be subject to rate regulation. The reduction in revenues in 1994 was partially offset by customer growth and subsequent permitted rate increases. On a going-forward basis, the November 1994 Regulations have mitigated and are expected to continue to mitigate a portion of the adverse impact of the reduction in revenues of VII Cable. See "Business of VII Cable--Subscriber Services and Rates." Further, VII Cable has made cost-of-service filings in two systems. While VII Cable cannot predict the outcome of these filings, it believes that both cost-of-service proceedings justify rates in excess of those calculated using the Benchmark Regulations. For further discussion of the impact of federal rate regulation and of the enactment of the 1996 Telecommunications Act on VII Cable, see "Business of VII Cable--Regulation--Federal Regulation."

                             BUSINESS OF VII CABLE

THE COMPANY

  VII Cable currently owns and operates cable television systems in five geographic regions, including the San Francisco and Northern California area, Salem, Oregon, the Seattle, Washington and greater Puget Sound area, Nashville, Tennessee and Dayton, Ohio. As of December 31, 1995, VII Cable was approximately the twelfth largest multiple cable television system operator in the United States, with approximately 1.2 million primary customers in five states.

VII CABLE'S SYSTEMS

  The following tables set forth information relating to VII Cable's systems as of December 31, 1995.

                         APPROXIMATE APPROXIMATE
                          HOMES IN      HOMES     NUMBER OF                                            MILES OF
                          FRANCHISE   PASSED BY    PRIMARY       PRIMARY     PREMIUM     PREMIUM        CABLE
                           AREA(1)    CABLE(2)   CUSTOMERS(3) PENETRATION(4) UNITS(5) PENETRATION(6) DISTRIBUTION
                         ----------- ----------- ------------ -------------- -------- -------------- ------------
BAY AREA REGION
Marin(7)................     81,000      77,800      63,000        81%        38,600        61%            648
Sonoma(7)...............     48,000      45,700      36,100        79%        23,600        65%            542
Napa....................     33,000      32,700      24,100        74%        16,500        68%            323
East Bay/Castro
 Valley(7)..............     90,000      88,700      74,700        84%        68,300        91%            691
Pittsburg/Pinole(7).....     74,000      73,900      55,500        75%        55,800       101%            572
San Francisco...........    358,000     339,500     178,500        53%       148,700        83%            711
                          ---------   ---------   ---------        ---       -------       ----         ------
Total Bay Area Region...    684,000     658,300     431,900        66%       351,500        81%          3,487
ORE-CAL REGION
Redding(7)..............     58,000      55,800      36,600        66%        21,500        59%            682
Oroville................     44,000      40,100      26,500        66%        13,000        49%            504
Salem...................     79,000      76,200      47,800        63%        29,600        62%            632
                          ---------   ---------   ---------        ---       -------       ----         ------
Total Ore-Cal Region....    181,000     172,100     110,900        64%        64,100        58%          1,818
PUGET SOUND REGION(7)...    645,000     624,400     438,100        70%       302,100        69%          6,410
MIDWEST REGION
Nashville(7)............    271,000     240,700     146,300        61%       143,800        98%          2,357
Dayton(7)...............     98,000      94,100      52,300        56%        59,600       114%            635
                          ---------   ---------   ---------        ---       -------       ----         ------
Total Midwest Region....    369,000     334,800     198,600        59%       203,400       102%          2,992
   TOTAL VII CABLE......  1,879,000   1,789,600   1,179,500        66%       921,100        78%         14,707
                          =========   =========   =========        ===       =======       ====         ======

- --------
(1) Homes in franchise area represents VII Cable's estimate based upon local sources such as city directories, chambers of commerce, public utilities, public officials and house counts.
(2) Homes are deemed "passed by cable" if such homes can be connected relatively inexpensively and without any further extension of the trunk transmission lines.
(3) Represents the number of homes connected, rather than the number of television outlets connected within such homes.
(4) Represents primary customers as a percentage of homes passed by cable.
(5) The premium unit count is based on the total number of premium services subscribed to by primary customers.
(6) Represents premium units as a percentage of primary customers.
(7) Other cable television companies have franchises serving parts of these areas in which VII Cable also has franchises. For further discussion of competition, see "--Competition."

  The following table demonstrates the growth of VII Cable's systems during the five-year period ended December 31, 1995, adjusted to eliminate the impact of the disposition of the Milwaukee cable system in January, 1993.

                                          AT DECEMBER 31,
                         -----------------------------------------------------
                           1995       1994       1993       1992       1991
                         ---------  ---------  ---------  ---------  ---------
Homes passed............ 1,789,600  1,757,700  1,729,900  1,697,500  1,658,100
Primary customers....... 1,179,500  1,139,100  1,094,100  1,069,100  1,041,700
Primary penetration.....        66%        65%        63%        63%        63%
Premium units...........   921,100    875,200    718,100    752,700    744,700
Premium penetration.....        78%        77%        66%        70%        71%
Average monthly
 operating revenue per
 primary customer.......    $33.62     $31.90     $33.76     $32.28     $30.47

  Under the Subscription Agreement, it is contemplated that VII Cable will sell or exchange the Dayton and Nashville systems on or after the day following the Exchange Date. See "Arrangements among Viacom, Viacom International, TCI and TCI Cable--Terms of the Subscription Agreement."

  VII Cable's operations require, as do all cable systems, a large investment in physical assets consisting primarily of receiving apparatus, trunk lines, feeder cable and drop lines connecting the distribution network to the premises of customers, electronic amplification and distribution equipment, converters located in customers' homes and other components. Significant expenditures are also required for maintenance and replacement of and additions to such system assets as a result of technological advances, ordinary wear and tear and changes in regulatory requirements. System construction and operation and quality of equipment used must conform with federal, state and local electrical and safety codes and certain regulations of the FCC. Although management believes the equipment used in the cable operations is in good operating condition, VII Cable invests significant amounts each year to upgrade, rebuild and expand its cable systems. During the last five years, VII Cable's capital expenditures were approximately as follows: 1991: $45 million; 1992: $55 million; 1993: $79 million; 1994: $99 million; and 1995: $118 million. VII Cable's capital expenditures in 1996 are estimated to be approximately $150 million. Under the Subscription Agreement, if the Subscription Agreement terminates without the Exchange Offer having been consummated, TCI Cable will reimburse VII Cable for certain capital expenditures. See "Arrangements among Viacom, Viacom International, TCI and TCI Cable--Terms of the Subscription Agreement."

  In addition, VII Cable is analyzing potential business applications for its broadband network, including telephony, the use of high-speed cable modems for connection to on-line services, interactive video applications and video on demand. These applications, either individually or in combination, will require upgrading and rebuilding VII Cable's systems to replace or supplement coaxial cable with fiber optic cable and incorporate two-way activation and digital compression techniques. Significant additional capital expenditures will be required in order to implement such technological advances.

FRANCHISES

  VII Cable holds franchises authorizing it to engage in the delivery of multi-channel programming to subscribers located in its franchise areas. These franchises, all of which are nonexclusive, generally provide for the payment of fees to the issuing authority. Annual franchise fees imposed on VII Cable's systems generally average 5.0% of gross revenues (as defined in the relevant franchise agreement). The 1984 Cable Act, as supplemented by the 1996 Telecommunications Act, prohibits franchising authorities from imposing annual franchise fees in excess of 5.0% of gross revenues. See "--Regulation--State and Local Regulation."

  The 1984 Cable Act guarantees cable operators due process rights in franchise renewal proceedings and provides that franchises will be renewed unless the cable operator fails to meet one or more of four enumerated statutory criteria. VII Cable's current franchises expire on various dates through 2017. VII Cable has never had a franchise revoked and, to date, all of VII Cable's franchises have been renewed or extended at or prior to their scheduled expirations. VII Cable has no reason to believe that its franchises will not be renewed. See "-- Regulation--State and Local Regulation."

SUBSCRIBER SERVICES AND RATES

  In all but two of its local franchise areas, VII Cable offers at least two tiers of primary service: "Limited Service," which consists generally of local and distant broadcast stations and all public, educational and governmental ("PEG") channels required by local franchise authorities; and the "Satellite Value Package," which generally provides additional channels of advertiser-supported program services and, where applicable, commercial leased access channels required by federal law. In addition, VII Cable has introduced a third tier of non-premium service which qualifies as a non-regulated NPT under FCC regulations in a number of its systems. Each such tier consists of at least five channels of advertiser-supported program services. VII Cable also offers premium program services to its customers for an additional monthly fee. At December 31, 1995, the Company's cable television systems had approximately 921,100 subscriptions to premium program services. In addition, VII Cable offers, through certain of its addressable cable systems, individually priced, stand-alone pay-per-view movies and events (some of which are also offered on certain non-addressable systems).

  The primary and premium program services and pay-per-view programming offered to subscribers by VII Cable include programming supplied by Viacom (including joint venture program services) as well as third-party programming. Viacom programming is provided under affiliation agreements which will continue in effect after the consummation of the Transaction. See
"Relationship between Viacom and VII Cable." For a discussion of future programming arrangements between VII Cable and TCI and its affiliates, see "Relationship between VII Cable and TCI After the Exchange Offer."

  The monthly service fees for Limited Service and the Satellite Value Package constitute the major source of the systems' revenue and are regulated under the 1992 Cable Act. See "--Regulation--Federal Regulation." Rates charged to subscribers vary from system to system. At December 31, 1995, VII Cable's fixed monthly fees charged to customers for primary services ranged from $8.58 to $15.61 per month for Limited Service, from $19.83 to $27.92 for the combination of Limited Service plus the Satellite Value Package and up to $12.95 per month for each premium service, in each case for all of an individual's cable television connections, plus a charge for converter rental ranging from $.10 to $3.93 per unit. An installation charge is levied in many cases, which in the year ended December 31, 1995 constituted approximately 2% of total revenues. Customers may discontinue service at will without additional charge or downgrade service at a nominal charge. Although a number of jurisdictions in which VII Cable is franchised have not, under the 1992 Cable Act, exercised their authority to regulate the rates charged to subscribers for the Limited Service tier, none of VII Cable's systems in those jurisdictions would be exempt from such rate regulation should such jurisdictions exercise such authority in the future. All of VII Cable's systems are subject to rate regulation by the FCC with respect to rates charged to subscribers for the Satellite Value Package tier of service under the 1992 Cable Act. The NPTs mentioned above are not rate regulated at the present time, but the FCC has reserved the right to impose rate regulation for NPTs in the future. See "--Regulation--Federal Regulation."

  In addition to revenue derived from subscriber fees, VII Cable also sells available advertising spots on advertiser-supported program services. Another source of revenue is the sale of pay-per-view movies and events to VII Cable's subscribers in systems where such service is offered. VII Cable also offers home shopping services to its customers. All shopping services pay VII Cable a share of revenue from sales of products in a system's service area. In addition, VII Cable derives revenues from the lease of certain fiber optic capacity in three of its franchise areas to partnerships engaged in competitive access telephone services. VII Cable through certain of its subsidiaries is a general partner in these partnerships and TCI through certain of its affiliates is a general partner in two of such partnerships.

  VII Cable markets its cable television services through a combination of telemarketing, direct mail advertising, radio, television and local newspaper advertising and door to door selling. In addition to marketing efforts to attract new customers, VII Cable conducts periodic campaigns to encourage existing customers to purchase additional levels of primary and premium services. From time to time, VII Cable also engages in cooperative marketing campaigns with other cable operators and cable programmers. Following the consummation of the Transaction, VII Cable expects that in the ordinary course of business it may conduct marketing campaigns in cooperation with cable operators and programmers affiliated with TCI.

PROGRAMMING

  VII Cable provides satellite-delivered cable programming to its subscribers pursuant to contracts with programming suppliers generally providing for per-subscriber license fees payable to such suppliers. Primary program services offered to subscribers are licensed for a periodic fee payable to such suppliers generally calculated on the basis of the number of primary subscribers. Premium program services are licensed for a fee payable to such suppliers generally calculated on the basis of the number of subscribers to the particular premium service. VII Cable's programming contracts are generally for fixed periods of time ranging from 3 to 7 years. The costs to VII Cable to provide cable programming have increased in recent years and are expected to continue to increase due to additional programming being provided to subscribers, increased costs to produce or purchase cable programming, inflationary increases and other factors. Rate regulations adopted by the FCC implementing the Communications Act permit cable operators to pass through to subscribers increases in programming expenses for regulated tiers and to increase rates to reflect an inflation factor. In addition, cable operators may increase the charge to subscribers for regulated tiers of service by a regulated per channel fee, plus license fees, for each new channel added to a regulated tier, subject to certain price caps.

  Under the Communications Act, local broadcasting stations may require cable television operators to negotiate a fee for the right to continue to retransmit their local television signals ("Retransmission Consent") or, alternatively, may demand carriage under the 1992 Cable Act's "Must-Carry" provisions. (These Must-Carry provisions have been challenged in the U.S. Supreme Court by the cable industry as an infringement of cable operators' First Amendment rights. The Supreme Court has agreed to hear the case in the fourth quarter of 1996.) Under the Communications Act, agreements to carry television stations expire every three years (the next expiration cycle is in October 1996), whereupon the station may either renegotiate the terms for its Retransmission Consent with the cable system for carriage or assert the station's "Must-Carry" right. Despite the statutory three-year cycle, and in compliance with the Communications Act, VII Cable's current retransmission agreements with television stations are generally terminable at will by the stations upon prior notice. See "--Regulation--Federal Regulation-- Communications Act--Must Carry/Retransmission Consent."

  Cable television systems are subject to the Copyright Act of 1976 (the "Copyright Act") which provides a compulsory license for carriage of copyrighted material on broadcast signals. See "--Regulation--Federal Regulation--Communications Act--Compulsory Copyright."

COMPETITION

  VII Cable's cable systems currently compete for viewers with, or face potential competition from, other distribution systems which deliver programming by microwave transmission (through MMDS) and by SMATV systems or systems which deliver programming directly to subscribers via either DBS or TVRO technology. Local multipoint distribution systems ("MLDS"), a newly developed microwave technology which to date has been deployed only on a trial basis, may be competitive with cable in the future. The FCC has concluded a proceeding aimed at eliminating a number of technological and regulatory limitations applicable to, and thereby supporting the potential growth of, MMDS as a competitive video technology. The nature and extent of competition from such alternative distribution systems varies among and within cable systems and depends, in part, upon reliability, programming and pricing. Digital compression (a technology which when deployed will enable cable systems to increase the number of channels of programming available to subscribers without necessitating as extensive a rebuild as would otherwise be required) may allow cable systems to significantly increase the number of channels of programming they deliver and thereby help cable systems meet competition from these other distribution systems, particularly DBS (which already incorporates digital compression techniques). SMATV, DBS and TVRO are alternative delivery technologies which currently offer competition to cable television systems. In the future, greater competition can be expected from DBS and, as described below, local telephone companies ("telcos").

  These competing video technologies are described in greater detail below:

    DBS. DBS services transmit signals by satellite to receiving facilities located on customers' premises. Newly deployed high-powered, digitally compressed, direct-to-home satellites now offer delivery of programming (including near video on demand ("NVOD")) to subscribers throughout the United States using relatively small roof-top or wall-mounted antennas. Companies offering DBS services use digital compression technology to increase satellite channel capacity and to provide a package of movies and other program services competitive to those of cable television systems. Three companies, United States Satellite Broadcasting, Inc. ("USSB"), Hughes DirecTV ("DirecTV") and Echostar Communications Corp., are currently offering DBS service using high-powered satellites. Primestar Partners, L.P. ("Primestar"), in which TCI has an equity interest, is offering DBS service using a medium-powered satellite. Two other companies and possibly a third are expected to enter this marketplace in the near future. USSB and DirecTV together offer more than 100 channels of service using digital compression technology, Primestar currently offers approximately 80 channels of programming and other DBS entities propose providing similar program packages.

    SMATV. SMATV systems are privately owned, on-premises broadband distribution systems which receive local broadcast television signals by antenna as well as video programming by satellite. Each SMATV system then delivers this programming to the condominium, apartment complex or other multiple unit residential development at which it is located, often on an exclusive basis. Due to the widespread availability of the reasonably-priced earth stations through which SMATV systems operate, such systems can offer improved reception of local television stations as well as many of the same satellite-delivered services which are offered by franchised cable television systems. Unlike a franchised cable television system, SMATV systems generally require no local franchise approval in order to operate, pay no franchise fees and confine their operations to small areas that are easy to serve and more likely to be profitable.

    MMDS/MLDS. MMDS systems, also known as wireless cable, deliver (and, when deployed, MLDS systems will deliver) programming services over microwave channels licensed by the FCC which are received by subscribers with special antennas. These systems are less capital intensive, are not required to obtain local franchises or to pay franchise fees and are subject to fewer regulatory requirements than cable television systems. To date, the ability of MMDS systems to compete with cable television systems has generally been limited by channel capacity, the lack of two-way interactive capabilities and the need for unobstructed line-of-sight over-the-air transmission. MLDS is expected substantially to overcome these impediments, but thus far has only been deployed on a trial basis. Additionally, the amount of spectrum to be made available for use by MLDS has not yet been determined by the FCC, and consequently it is not possible to predict the extent to which MLDS will be commercially exploited. Certain telcos have recently acquired or have options to purchase MMDS systems in furtherance of their strategy to position themselves to enter into the video services business. In the event the telcos make substantial additional capital investments in MMDS systems and related technology, MMDS could be expected to become more widely available to subscribers and therefore pose greater competition to cable television systems in the future than they do currently.

  The 1992 Cable Act prohibits a franchisor from granting exclusive franchises and from unreasonably refusing to award additional competitive franchises. Other cable operators have been franchised and may continue to apply for franchises in certain areas served by VII Cable's cable systems. In 1986, the U.S. Supreme Court held that cable system operations implicate First Amendment rights and that local franchising authorities may violate those rights by establishing franchise requirements, unless there is a legitimate government purpose. Since this decision, various federal district and appellate courts have issued contradictory opinions with respect to the enforceability of specific franchise requirements. Depending on the resolution of these cases, competitive entry by other operators into VII Cable's franchise areas and VII Cable's entry into other franchise areas could be more easily achieved.

  Telco video services. The entry of the telcos into the cable television business may provide additional competition to the cable industry. The Communications Act's prohibitions against telcos engaging in the distribution of video services within their local service areas have been repealed by the 1996 Telecommunications Act.

  The 1996 Telecommunications Act, among other things, permits telcos to enter the cable business either as traditional cable operators subject to the Communications Act's requirements applicable to cable operators, as operators of wireless distribution systems (e.g., MMDS or MLDS), on a common carrier basis for the distribution of programming provided by others or as hybrid common carrier/cable operator of "open video systems." The 1996 Telecommunications Act also permits cable systems to provide local exchange telephone service in competition with the telcos, by eliminating most of the state and local barriers to entry into the telephone business which currently exist. In September 1995, VII Cable filed an application with the California Public Utilities Commission to provide telephone service in the greater San Francisco area. VII Cable has announced its intention to commence offering such service on a limited trial basis in the Castro Valley area in the first quarter of 1996. In addition, VII Cable is a general partner in three partnerships providing commercial competitive access telephone services which link business customers to long distance carriers via private networks owned by the cable television company partners and leased to the partnerships.

  Broadcast signals are presently transmitted in analog rather than digital form. The FCC is currently considering allowing broadcasters to convert to digital transmissions and utilize additional spectra, so that each currently licensed broadcaster could, if the FCC proposals are adopted, broadcast several additional channels of programming. The 1996 Telecommunications Act requires the FCC, which has determined to adopt its digital transmission proposals, to also permit broadcasters to utilize digitally transmitted signals for various broadcast and non-broadcast purposes including for additional channels of programming. After passage of the 1996 Telecommunications Act, Congress revisited the issue of broadcasters' utilization of such additional spectra to determine whether such spectra should be set aside for broadcasters (as is provided in the 1996 Telecommunications Act) or auctioned to the highest bidders. No Congressional action resulted from this review. The issue, however, may be raised again in the future. The aggregation of additional broadcast signals in a given market could pose additional competition for cable systems once digital broadcast transmissions are implemented. Full conversion from analog to digital mode is expected to occur within 10 to 15 years after the standards for digital transmissions are formally adopted by the FCC (and potentially sooner). Such adoption of a digital standard was recently proposed by the FCC.

  VII Cable views the future success of its cable television distribution business as being dependent on supplying additional programming and new services to its customers and increasing primary and premium subscriber penetrations.

REGULATION

  VII Cable's business is subject to regulation by federal, state and local governmental authorities. The rules, regulations, policies and procedures affecting the cable television business are constantly subject to change. The descriptions which follow are summaries and should be read in conjunction with the texts of the statutes, rules and regulations described herein. The descriptions do not purport to describe all present and proposed federal, state and local statutes, rules and regulations affecting VII Cable's business.

 Federal Regulation

  Communications Act. The Communications Act was recently amended by the 1996 Telecommunications Act which, on the Sunset Date, will repeal the regulation of cable rates with respect to tiers of program services other than the basic tier. Rate regulation will continue to apply to all tiers of cable service until the Sunset Date, at which time they will no longer apply to non-basic tiers of cable programming.

    Rate Regulation. In 1993 the FCC adopted Benchmark Regulations which established a "benchmark" formula used to set a cable operator's "initial permitted rate" or "transitional rate" for regulated tiers of cable service. Cable systems whose rates exceeded the applicable benchmark were required to reduce their rates either to the benchmark or by 17% from those charged on September 30, 1992, whichever reduction was less. These regulations also established the prices that an operator may charge for subscriber equipment and installation services, based on the operator's actual cost plus a permitted 11.25% margin of profit.

    The FCC has also (1) adopted standards governing "cost-of-service" proceedings pursuant to which a cable operator may attempt to prove that its costs of providing regulated service justify initial permitted rates that are higher than those produced under the benchmark approach, and (2) established a regulatory scheme to adjust initial permitted rates on a going-forward basis for inflation and certain "external" cost increases, which provided (among other things) a pass-through of, and 7.5% mark-up for, increases in an operator's programming expenses.

    In November 1994, the FCC revised its "going forward" rules to increase the price which could be charged for new channels. The new rules allow operators to pass through to subscribers the costs, plus a $0.20 per channel mark-up, for channels added to regulated tiers, other than limited basic service, so long as the total increase does not exceed $1.50 through 1996. For 1997, the November 1994 Regulations allow an operator to recover all product costs for such new channels, plus $0.20 per channel, up to a ceiling allowing recovery of all product costs plus $1.20. In addition, operators may launch new services as optional NPTs on an unregulated basis, although the FCC may in the future determine to regulate NPTs. In September 1995, the FCC again liberalized its cable rate rules. Among other things, the new rules permit the recovery of significant upgrade costs on a cost-of-service basis without subjecting all of the system's costs to a full cost-of-service review.

    The implementation of the Benchmark Regulations has had and is expected to continue to have a negative effect on VII Cable's revenues and earnings from operations. It is expected that this negative effect will be mitigated after the Sunset Date. Moreover, the reduction in revenues in 1994 was partially offset by customer growth and subsequent permitted rate increases. On a going-forward basis, the November 1994 Regulations have mitigated and are expected to continue to mitigate a portion of the adverse impact of the reduction in revenues of VII Cable. For example, VII Cable has launched multi-channel NPTs in various systems. See "--Subscriber Services and Rates." Further, VII Cable has made cost-of-service filings in two systems. While VII Cable cannot predict the outcome of these filings, it believes that both cost-of-service proceedings justify rates in excess of those calculated using the Benchmark Regulations.

    The Communications Act deregulated cable systems subject to one of three tests of "effective competition" (as defined in such statute). The 1996 Telecommunications Act expands the statutory definition of "effective competition" by adding a fourth test under which such competition is deemed to exist in areas where a local telephone company, its affiliate, or a multi-channel video programming distributor using the facilities of the telephone company or its affiliate offers programming to subscribers by any means (other than direct-to-home satellites) in the franchise area of the cable system, provided that the programming so offered is "comparable" to the programming provided by the cable operator in that area and irrespective (to the degree determined by the FCC) of the number of subscribers served. The legislative history to the 1996 Telecommunications Act provides that "comparable" programming is that which includes at least 12 channels of programming, at least some of which are broadcast signals.

    Carriage of Affiliated Programming. The FCC's regulations limit the number of channels on a cable system which may be used to carry the programming of such system's affiliated (as defined by FCC regulations) cable programmers. These regulations (the "Channel Occupancy Rules") generally provide that no more than 40% of such a system's channels can be used to carry the programming of the system's affiliated cable programmers. These channel occupancy limits apply to up to 75 channels of a given system. To the extent that TCI and its affiliates supply VII Cable with programming services after the consummation of the Transaction, the Channel Occupancy Rules will affect the number of TCI-affiliated programming services that VII Cable's systems distribute to their subscribers until such time as VII Cable increases channel capacity on a system by system basis beyond 75 channels. However, no program service currently carried by VII Cable's systems is anticipated to be dropped because of the Channel Occupancy Rules. Viacom is unable to predict the impact, if any, of the Channel Occupancy Rules on the programming carried by VII Cable after the consummation of the Transaction.

    Must-Carry/Retransmission Consent. Local broadcasting stations may require cable television operators to negotiate a fee for the right to continue to retransmit their local television signals or, alternatively, may demand carriage under the Communications Act's "Must-Carry" provisions. See "--Programming." In addition, a cable system may not carry any commercial non-satellite-delivered television station which is "distant" to communities served by such system, certain satellite-delivered television stations which are distant to those communities or any radio station without obtaining the consent of such station for such retransmission; however, such television and radio stations do not have Must-Carry rights. Stations having Retransmission Consent rights may require payment in consideration for Retransmission Consent. VII Cable has negotiated retransmission rights for a number of commercial local and distant television stations which it carries. Some of these agreements are on an interim basis and may be canceled by the stations. VII Cable also carries a number of local stations pursuant to their exercise of their Must-Carry rights. Local non-commercial television stations have Must-Carry rights, but may not elect Retransmission Consent. The FCC has recently proposed adoption of regulations which will permit broadcasters to transmit their signal in a digital rather than analog mode and consequently, each broadcaster could possibly then transmit up to six different channels of programming, although such transmissions will likely be subject to Congressional or FCC regulation, or both. The application of Must-Carry requirements to any such additional channels would be subject to Congressional or FCC determination. The Must-Carry rules were challenged by cable program services and cable system operators. In April 1993, a District of Columbia three-judge federal district court upheld the rules against a First Amendment attack. In June 1994, the U.S. Supreme Court held that the rules were content-neutral rather than per se unconstitutional, but vacated the federal district court's decision and remanded the case back to the federal district court to determine whether the Must-Carry rules are drafted narrowly enough to satisfy constitutional requirements applicable to legislative restrictions on cable operators' First Amendment rights. On December 13, 1995, the district court again upheld the rules in a 2-to-1 decision. This decision has been appealed to the U.S. Supreme Court, which has agreed to hear the case. Oral argument is expected to occur in the fourth quarter of this year.

    Buy Through to Premium Services. Pursuant to the Communications Act, a cable system may not require subscribers to purchase any tier of service other than the basic service tier in order to obtain services offered by the cable operator on a per channel (e.g., premium services) or pay-per-view basis. A cable system which is not now fully addressable and which cannot utilize other means to facilitate access to all of its programming will have until October 2002 to comply with this provision through the implementation of fully addressable technology. VII Cable's cable systems have already substantially implemented compliance.

    Compulsory Copyright. Cable television systems are subject to the Copyright Act which provides a compulsory license for carriage of copyrighted material on broadcast signals. Distant signals are licensed at prescribed rates (the proceeds of which are divided among the various copyright holders of the programs contained in such signals). No license fee is payable to any copyright holder for retransmission of broadcast signals which are "local" to the communities served by the cable system. Various bills have been introduced into Congress from time to time that would eliminate or modify the cable television compulsory license. Without the compulsory license, VII Cable could incur additional costs for its carriage of programming of certain broadcast stations and if some broadcast stations are not carried, customer satisfaction with cable service could be adversely affected at least until satisfactory replacement programming is found.

    Copyrighted music performed in programming supplied to cable television systems by premium program services and advertiser-supported program services has generally been licensed by the networks through private agreements with the American Society of Composers, Authors and Publishers ("ASCAP") and Broadcast Music, Inc. ("BMI"), the two major performing rights organizations in the United States. ASCAP and BMI offer "through to the viewer" licenses to the program services which cover the retransmission of the program services' programming by cable television systems to their customers. However, the performing rights organizations have claimed the right to receive royalties from cable systems for their transmission of music contained in other programming. The cable industry trade association has concluded negotiations with BMI with respect to a standard industry license for cable systems' use of BMI music. VII Cable intends to execute the BMI license. The industry association has not yet concluded negotiations with ASCAP with respect to ASCAP's licensing fees.

    ASCAP has instituted suit against two named cable operators and unnamed operators as a class claiming that these cable systems are violating copyright of musical compositions contained in programming distributed by the systems on a pay-per-view basis.

    Ownership Limitation. Pursuant to the Communications Act, the FCC has imposed limits on the number of cable systems which a single cable operator may own. In general, no cable operator may hold an attributable interest in cable systems which pass more than 30% of all homes nationwide. Attributable interests for these purposes include voting interests of 5% or more (unless there is another single holder of more than 50% of the voting stock), officerships, directorships and general partnership interests. The FCC has stayed the effectiveness of these rules pending the outcome of the appeal of a federal district court decision holding this ownership limitation provision of the Communications Act unconstitutional.

  Provision of Video Services by Telcos. The 1996 Telecommunications Act allows a relatively permissive framework for telco entry into the direct provision of video services, essentially giving the telcos the option to choose between operating as a traditional cable operator, subject to all of the cable provisions of the Communications Act, or operating as a provider of programming through wireless technologies (e.g., MMDS or MLDS), as a common carrier, or as a hybrid common carrier/cable operator of a so-called "open video system." Certain of the telcos have stated their intention to enter the video programming business immediately or have already begun to do so.

  Heretofore, while state and/or local laws did not prohibit cable television companies from engaging in certain kinds of telephony business in many states, affirmative state approval generally had to be obtained before a cable operator could offer telephony services. Several states, including California and Ohio (in which VII Cable operates), have recently reduced barriers to entry into the telephone business, but substantial impediments still existed. The 1996 Telecommunications Act generally eliminates state and local entry barriers which either prohibit or restrict an entity's (including a cable operator's) ability to offer telecommunications services (including telephone exchange service) in competition with telcos. The 1996 Telecommunications Act also outlines the bases on which telephony providers may interconnect on a non-discriminatory basis with telcos and utilize certain telco facilities in order to provide service in competition with a telco after the date of enactment of such legislation. The FCC is required under the 1996 Telecommunications Act to adopt regulations with respect to the complex issues surrounding interoperability of telephony networks and is currently engaged in such rulemaking. The states will generally implement these regulations once they are adopted. VII Cable cannot predict the impact of these legislative and regulatory efforts although it can be anticipated that cable operators could benefit from the elimination of barriers to the provision of competitive telephone access.

 State and Local Regulation

  State and local regulation of cable is exercised primarily through the franchising process under which a company enters into a franchise agreement with the appropriate franchising authority and agrees to abide by applicable ordinances. Local franchising authorities are also permitted to exercise rate regulation authority over limited basic service within federal constraints and to regulate customer service standards where permitted by state law. See "-- Federal Regulation."

  In addition to the above, under the Communications Act, franchising authorities may control only cable-related equipment and facilities requirements and may not require the carriage of specific program services. However, federal law (as implemented by FCC regulations) mandates the carriage of both commercial television stations which elect to exercise their Must Carry rights and noncommercial television broadcast stations if such stations are "local" to the area in which a cable system is located. See "--Federal Regulation" and "--Communications Act--Must Carry/Retransmission Consent."

PROPERTIES

  A cable television system consists of three principal operating components. The first component, known as the headend, receives television, radio and information signals by means of special antennas and satellite earth stations. The second component, the distribution network, which originates at the headend and extends throughout the system's service area, consists of microwave relays, coaxial or fiber optic cables and associated electronic equipment placed on utility poles or buried underground. The third component of the system is a "drop cable," which extends from the distribution or trunk network into each customer's home and connects the distribution system to the customer's television set.

  VII Cable leases premises in Pleasanton, California for its corporate headquarters. Pursuant to the Implementation Agreement, the corporate headquarters lease will be included in the Conveyance to Viacom Services. VII Cable also owns and leases parcels of real property for signal reception sites (antenna towers and headends), microwave facilities and business offices in California, Ohio, Oregon, Tennessee and Washington (the locations of VII Cable's franchises). Viacom International believes that such premises are in good condition and are suitable and adequate for its business operations.

EMPLOYEES

  At December 31, 1995, VII Cable had 2,248 employees. VII Cable is a party to a collective bargaining agreement dated August 2, 1994 with Teamsters Local 856 covering approximately 50 employees in San Francisco, California. VII Cable considers its relations with its employees to be good.

LEGAL PROCEEDINGS

  VII Cable is a party to various legal proceedings that are ordinary and incidental to its business. Management does not believe that any legal proceedings currently pending will have a material adverse effect on the consolidated financial position of VII Cable.

                                  MANAGEMENT

  The following table sets forth certain information regarding each person who will serve as a director and executive officer of VII Cable immediately following the Stock Issuance.

            NAME                        AGE              POSITION
            ----                        ---              --------
      Bob Magness......................  72 Director
      John C. Malone...................  55 Director
      Donne F. Fisher..................  58 Director
      Brendan R. Clouston..............  43 President and Director
      Barry P. Marshall................  50 Executive Vice President
      Stephen M. Brett.................  55 Senior Vice President and Secretary
      Bernard W. Schotters.............  51 Senior Vice President and Treasurer
      Gary K. Bracken..................  56 Senior Vice President

  There are no family relations, of first cousin or closer, among any of the foregoing persons, by blood, marriage or adoption.

  During the past five years, none of the foregoing persons has had any involvement in a legal proceeding that would be material to an evaluation of his ability or integrity.

MANAGEMENT BIOGRAPHIES

  Bob Magness has served as Chairman of the Board and as a director of TCI since June 1994 and of TCI Cable since 1968.

  John C. Malone has served as Chief Executive Officer and President of TCI since January 1994. He also served as Chief Executive Officer of TCI Cable from March 1992 to October 1994 and President of TCI Cable from 1973 to October 1994. Dr. Malone is a director of TCI, TCI Cable, Tele-Communications International, Inc., Turner Broadcasting System, Inc., BET Holdings, Inc. and The Bank of New York.

  Donne F. Fisher has served as Executive Vice President and Treasurer of TCI since January 1994. From 1970 through October 1994, Mr. Fisher held various executive positions with TCI Cable, including Executive Vice President, Senior Vice President and Treasurer. Mr. Fisher is a director of TCI, TCI Cable and General Communication, Inc.

  Brendan R. Clouston has served as Executive Vice President of TCI since January 1994 and President and Chief Executive Officer of TCI Cable since October 1994. From March 1992 to October 1994, he served as TCI Cable's Executive Vice President and Chief Operating Officer, and from December 1991 to March 1992, its Senior Vice President. Prior to joining TCI Cable in 1991, Mr. Clouston held various executive positions with United Artists Entertainment Company, including Executive Vice President and Chief Financial Officer.

  Barry P. Marshall has served as TCI Cable's Executive Vice President and Chief Operating Officer since October 1994. From March 1992 to January 1994, he served as Executive Vice President and Chief Operating Officer of TCI Cable's primary operating subsidiary, where he directly oversaw all of TCI Cable's regional operating divisions. From 1986 to March 1992, Mr. Marshall was Vice President and Chief Operating Officer of TCI Cable's largest regional operating division.

  Stephen M. Brett has served as Executive Vice President, General Counsel and Secretary of TCI since January 1994. He has also served as Senior Vice President and General Counsel of TCI Cable since December 1991. From August 1988 to December 1991, Mr. Brett was Executive Vice President-Legal and Secretary of United Artists Entertainment Company and its predecessor, United Artists Communications, Inc.

  Bernard W. Schotters has served as Senior Vice President-Finance and Treasurer of TCI Cable since December 1991. From 1981 to December 1991, he was TCI Cable's Vice President-Finance and Treasurer. Mr. Schotters also serves as Vice President and Treasurer of most of TCI's subsidiaries.

  Gary K. Bracken has served as controller of TCI Cable since 1969 and as its Senior Vice President since December 1991. He also serves as TCI Cable's chief accounting officer, a position he has held since 1982.

BOARD OF DIRECTORS

  Composition and Term. VII Cable's Restated Certificate of Incorporation will provide for a Board of Directors (the "VII Cable Board") of not less than three members, with the exact number of directors to be fixed by resolution of the VII Cable Board. The VII Cable Board will initially consist of four members, each of whom shall serve a one-year term or until his earlier death, resignation or removal.

  Committees. The VII Cable Board will have an Audit Committee consisting of Messrs. Malone, Fisher and Clouston. The duties of the Audit Committee will be to review and monitor VII Cable's financial reports and accounting practices to ascertain that they are within acceptable limits of sound practice, to receive and review audit reports submitted by VII Cable's independent auditors and by its internal auditing staff and make such recommendations to the VII Cable Board as may seem appropriate to the Committee to assure that the interests of VII Cable are adequately protected and to review all related party transactions and potential conflict-of-interest situations.

COMPENSATION OF THE BOARD OF DIRECTORS

  VII Cable's directors will not be separately compensated by VII Cable for serving on the VII Cable Board or any committee thereof.

INDEMNIFICATION

  VII Cable will enter into indemnification agreements with each person who will serve as a director of VII Cable immediately following the Stock Issuance. The indemnification agreements will generally provide (i) for the prompt indemnification to the fullest extent permitted by law against (a) any and all expenses including attorneys' fees and all other costs paid or incurred in connection with investigating, preparing to defend, defending or otherwise participating in any threatened, pending or completed action, suit or proceeding related to the fact that such indemnitee is or was a director, officer, employee, agent or fiduciary of VII Cable or is or was serving at VII Cable's request as a director, officer, employee, agent or fiduciary of another entity, or by reason of anything done or not done by such indemnitee in any such capacity and (b) any and all judgments, fines, penalties and amounts paid in settlement of any claim, unless the "Reviewing Party" (defined as one or more members of the VII Cable Board or appointee(s) of the VII Cable Board who are not parties to the particular claim, or independent legal counsel) determines that such indemnification is not permitted under applicable law and (ii) for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of such advancement to VII Cable if the Reviewing Party determines that the indemnitee is not entitled to such indemnification under applicable law. In addition, the indemnification agreements will provide (i) a mechanism through which an indemnitee may seek court relief in the event the Reviewing Party determines that the indemnitee would not be permitted to be indemnified under applicable law (and would therefore not be entitled to indemnification or expense advancement under the indemnification agreement) and (ii) indemnification against all expenses (including attorneys' fees), and the advancement thereof, if requested, incurred by the indemnitee in any action brought by the indemnitee to enforce an indemnity claim or to collect an advancement of expenses or to recover under a directors' and officers' liability insurance policy, regardless of whether such action is ultimately successful or not. Furthermore, the indemnification agreements will provide that after there has been a "change in control" in VII Cable (as defined in the indemnification agreements), other than a change in control approved by a majority of directors who were directors prior to such change, then, with respect to all determinations regarding rights to indemnification and the advancement of expenses, VII Cable will seek legal advice as to the right of the indemnitee to indemnification under applicable law only from independent legal counsel selected by the indemnitee and approved by VII Cable.

  The indemnification agreements will impose upon VII Cable the burden of proving that an indemnitee is not entitled to indemnification in any particular case and negate certain presumptions that may otherwise be drawn against an indemnitee seeking indemnification in connection with the termination of actions in certain circumstances. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under Delaware law, the VII Cable Bylaws or otherwise. Although not requiring the maintenance of directors' and officers' liability insurance, the indemnification agreements require that indemnitees be provided with the maximum coverage available for any VII Cable director or officer if there is such a policy.

COMPENSATION OF EXECUTIVE OFFICERS

  Each of the persons who will serve as an executive officer of VII Cable immediately following the Stock Issuance is expected to continue to serve as an officer of TCI and/or TCI Cable. None of the executive officers of VII Cable is expected to be separately compensated by VII Cable for serving in such capacity. A portion of the compensation expense of any TCI and TCI Cable employees who will serve as executive officers of VII Cable will be allocated to VII Cable. For further discussion of the management services to be provided to VII Cable by TCI and TCI Cable after the consummation of the Transaction and the charges payable in respect thereof, see "Relationship between VII Cable and TCI after the Exchange Offer--Services Agreement."

                 SECURITY OWNERSHIP OF VII CABLE COMMON STOCK

  Viacom International is currently a wholly owned subsidiary of Viacom. After the consummation of the Transaction, Viacom will not own any interest in VII Cable.

              SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                       MANAGEMENT OF VIACOM COMMON STOCK

  Set forth below, as of May 31, 1996 (and without giving effect to the Transaction), is certain information concerning beneficial ownership of Viacom Common Stock by (i) each director of Viacom, (ii) each of the executive officers named below, (iii) all executive officers and directors of Viacom as a group, and (iv) holders of 5% or more of the outstanding shares of Viacom Class A Common Stock.

               SHARES OF VIACOM COMMON STOCK BENEFICIALLY OWNED

                                                    NUMBER
                                        TITLE OF      OF
                                         EQUITY     EQUITY     OPTION   PERCENT
NAME                                    SECURITY    SHARES    SHARES(1) OF CLASS
- ----                                 -------------- ------    --------- --------
George S. Abrams.................... Class A Common   -- (2)      --      --
                                     Class B Common   200(2)   16,500        (6)
Philippe P. Dauman.................. Class A Common 1,060(3)      --         (6)
                                     Class B Common 8,430(3)   60,000        (6)
Thomas E. Dooley.................... Class A Common 2,120(3)    4,000        (6)
                                     Class B Common 2,214(3)   77,666        (6)

                                TITLE OF      NUMBER
                                 EQUITY     OF EQUITY      OPTION      PERCENT
NAME                            SECURITY      SHARES      SHARES(1)    OF CLASS
- ----                         -------------- ----------    ---------    --------
Edward D. Horowitz.........  Class A Common        281(3)     4,000          (6)
                             Class B Common        789(3)    88,000          (6)
George D. Johnson, Jr......  Class A Common      6,482(4)    68,706          (6)
                             Class B Common     49,298(4)   540,042          (6)
Ken Miller.................  Class A Common        -- (2)       --        --
                             Class B Common        -- (2)    16,500          (6)
National Amusements, Inc...  Class A Common 45,547,214(5)       --       60.5%
200 Elm Street               Class B Common 46,565,414(5)       --       15.7%
Dedham, MA 02026
Brent D. Redstone*.........             --         --           --        --
Shari Redstone*............             --         --           --        --
Sumner M. Redstone.........  Class A Common 45,547,294(5)       --       60.5%
                             Class B Common 46,565,494(5)       --       15.7%
Frederic V. Salerno........  Class B Common        --         6,500(7)       (6)
William Schwartz...........  Class A Common        -- (2)       --        --
                             Class B Common        -- (2)    16,500          (6)
Ivan Seidenberg............  Class B Common        --         5,000(7)       (6)
Mark M. Weinstein..........  Class A Common        392(3)     7,500          (6)
                             Class B Common        486(3)    91,500          (6)
All directors and executive
 officers as a group other
 than Mr. Sumner Redstone
 (20 persons)..............  Class A Common     15,825(3)    94,106          (6)
                             Class B Common     77,813(3) 1,077,497          (6)
                             3 Year Warrant      1,573        1,875          (6)
                             5 Year Warrant        943        1,125          (6)

- --------
* Brent Redstone is the son of Sumner Redstone and Shari Redstone is Sumner Redstone's daughter.
(1) Reflects shares subject to options to purchase such shares which on May 31, 1996 were unexercised but were exercisable within a period of 60 days from that date. These shares are excluded from the column headed "Number of Equity Shares."
(2) Messrs. Abrams, Miller and Schwartz participate in Viacom's Deferred Compensation Plan in which their directors' fees are converted into stock units. Messrs. Abrams, Miller and Schwartz have been credited with 4,741, 4,282 and 4,346 Class A Common Stock units, respectively, and 4,936, 4,449 and 4,508 Class B Common Stock units, respectively.
(3) Includes shares held through the Company's 401(k) plans as of December 31, 1995.
(4) Does not include 158,833 shares of Class A Common Stock and 1,003,470 shares of Class B Common Stock transferred to irrevocable trusts, of which Mr. Johnson and his wife are beneficiaries, for which Mr. Johnson disclaims beneficial ownership. Also does not include 14,110 shares of Class A Common Stock and 110,929 shares of Class B Common Stock held in trusts for the benefit of Mr. Johnson's children for which Mr. Johnson disclaims beneficial ownership.
(5) Except for 80 shares of each class of Common Stock owned directly by Mr. Redstone, all shares are owned of record by NAI. Mr. Redstone is the Chairman and the beneficial owner of the controlling interest in NAI and, accordingly, beneficially owns all such shares.
(6) Less than 1%.
(7) Held for the benefit of NYNEX Corporation.

      ARRANGEMENTS AMONG VIACOM, VIACOM INTERNATIONAL, TCI AND TCI CABLE

  The following is a summary of the material provisions of the Parents Agreement, the Implementation Agreement and the Subscription Agreement, copies of which are attached as exhibits to the Registration Statement and incorporated herein by reference. The following summary does not purport to be complete and is qualified in its entirety by reference to the full texts of such exhibits.

TERMS OF THE PARENTS AGREEMENT

 Transactions Occurring Prior to the Exchange Date

  Under the Parents Agreement, Viacom has agreed to cause the Recapitalization. Pursuant to the Recapitalization, VII Cable will amend and restate its certificate of incorporation so as to, among other things, (i) change the par value of its Class A Common Stock from $.01 to $100.00, (ii) increase the number of authorized shares of Class A Common Stock to 6,257,961 shares (i.e., the total number of shares of VII Cable Class A Common Stock to be issued to holders of Viacom Common Stock pursuant to the Exchange Offer), such number of shares being equal to (x) the Estimated Asset Value of VII Cable minus $1.7 billion, (y) divided by $100, (iii) authorize 100 shares of Class B Common Stock, $0.01 par value per share, and (iv) authorize a number of shares of VII Cable Preferred Stock equal to the number of shares of VII Cable Class A Common Stock authorized under (ii) above. The obligation of Viacom to cause VII Cable to take such actions is subject to, among other conditions, the condition that Viacom shall have accepted shares of Viacom Common Stock for exchange in the Exchange Offer.

 The Exchange Offer

  The Parents Agreement requires Viacom to make the Exchange Offer (subject to the terms and conditions set forth in "The Exchange Offer--Terms of the Exchange Offer" and "--Conditions to Consummation of the Exchange Offer").

 Certain Other Agreements

  Pursuant to the Parents Agreement, TCI and TCI Cable have agreed (i) to execute and deliver the Subscription Agreement, (ii) that the documentation for the Loan will not contain, and the Loan will not be made on, any terms or conditions thereof that (x) are inconsistent with the terms of the Transaction or the VII Cable Preferred Stock or (y) would require the grant of any security interest in any asset of Viacom or any of its affiliates (other than (a) a grant by Viacom International of a security interest in the cash collateral account to be maintained by it at The Bank of New York into which the Loan Proceeds will be deposited and in which the Lenders shall be granted a security interest to secure the Loan subject to the further terms specified in the Subscription Agreement (the "Cash Collateral Account") prior to the Exchange Time, (b) the pledge by Viacom International or by certain cable division subsidiaries which are identified in the Implementation Agreement (each, a "Cable Division Subsidiary") of stock in a Cable Division Subsidiary that is effective upon the release of all funds to Viacom International from the Cash Collateral Account or (c) pursuant to certain provisions of the Implementation Agreement (collectively, "Inconsistent Terms")), (iii) not to permit Viacom International or any Cable Division Subsidiary to engage in any transaction on the Exchange Date other than in the ordinary course of business and other than transactions required to take place on the Exchange Date by the Parents Agreement, Implementation Agreement or Subscription Agreement, and
(iv) to acknowledge that certain direct and indirect subsidiaries of Viacom International (the "PCI Subsidiaries") which were formerly includable in the consolidated federal income tax returns of the affiliated group of which Paramount Communications Inc. was the common parent (the "PCI Group") intend to apply to the IRS for permission to designate Paramount Pictures Corporation or another PCI Subsidiary as the agent for the PCI Group pursuant to Treasury Regulation 1.1502-77(d) and to cooperate in attempting to have such permission granted.

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  TCI additionally has agreed not to consummate any transaction in which all or a majority in value of its assets (as determined by TCI) are distributed without fair consideration to its direct or indirect stockholders unless (x) the transferee of such assets assumes or, if such assets represent principally an equity interest in an entity, such entity assumes, by instrument reasonably satisfactory to Viacom, TCI's obligations pursuant to the Transaction to which TCI is a party and (y) the equity of such transferee or entity has a fair market value immediately following such transaction of at least $1.5 billion.

  Pursuant to the Parents Agreement, Viacom has agreed to cause Viacom International and Viacom Services to execute and deliver the Implementation Agreement to each other and to cause Viacom International to execute and deliver to TCI and TCI Cable the Subscription Agreement.

  Right of First Offer. Pursuant to the Parents Agreement, Viacom has agreed that, in the event the Parents Agreement is terminated solely as a result of the failure of the condition precedent relating to Viacom's satisfaction with the treatment of the Transaction for federal income tax purposes, then if at any time during the period commencing on the date of such termination and ending on the date which is eighteen months after the date of such termination (the "Offer Period") Viacom intends to sell all or substantially all of the Cable Business, or all or substantially all of the Bay Area system or the Puget Sound system, or all or substantially all of the stock of any subsidiary or subsidiaries the assets of which consist primarily of all or substantially all of the Cable Business, the Bay Area system or the Puget Sound system (in any such case, an "Offered Business"), Viacom shall deliver to TCI a written notice to such effect. If TCI notifies Viacom in writing of its desire to conduct negotiations regarding such sale within five business days of its receipt of such notice from Viacom, Viacom and TCI shall negotiate in good faith during the period ending on the sixtieth day after the date of such notice by Viacom (the "Negotiation Period") to reach an agreement for the sale of the Offered Business to TCI. During the Negotiation Period, Viacom shall notify TCI of the amount, and material terms, of the consideration Viacom would be willing to accept for a sale of the Offered Business (a "Price Notice") on one or more occasions. If a binding agreement for a sale of the Offered Business is not reached by the end of the Negotiation Period, for a period of 120 days following the termination of the Negotiation Period, Viacom may sell (or enter into a binding agreement to sell) the Offered Business for an aggregate consideration equal to or greater than the fair market value of the consideration set forth in the Price Notice delivered by Viacom during the Negotiation Period reflecting the lowest fair market value consideration, and, if such sale is consummated, TCI shall have no further rights of first offer under the Parents Agreement. If (i) at the end of such 120-day period, a binding agreement for a sale of the Offered Business has not been reached or
(ii) such a binding agreement has been reached and is terminated prior to its consummation during the Offer Period, Viacom shall not, for the remainder of the Offer Period, if any, sell or negotiate to sell any Offered Business without complying with the procedures described above, as fully set forth in the Parents Agreement.

 Representations and Warranties

  The Parents Agreement contains various representations and warranties of Viacom relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): corporate existence and power, corporate and governmental authorization of the Parents Agreement and the Transaction, third-party consents, the binding effect of the Parents Agreement, the absence of finders' fees with respect to the Parents Agreement, the absence of violations of, among other things, certificates of incorporation, bylaws and certain contracts and laws and that the Exchange Offer shall be conducted in compliance with applicable laws.

  The Parents Agreement contains various representations and warranties of TCI and TCI Cable relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): corporate existence and power, corporate and governmental authorization of the Parents Agreement and the Transaction, third-party consents, the binding effect of the Parents Agreement, and the absence of finders' fees with respect to the Parents Agreement and the absence of violations of, among other things, certificates of incorporation, bylaws and certain contracts and laws.

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  The representations and warranties contained in the Parents Agreement shall terminate and be of no further force on and as of April 30, 1997.

 Conditions Precedent

  The obligations of Viacom to commence the Exchange Offer and to recapitalize VII Cable are subject to the satisfaction or, where legally permissible, waiver of various conditions, including the following: (i) any applicable waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated without the commencement or threat of any litigation by a governmental authority of competent jurisdiction to restrain the consummation of the Exchange Offer, the Subscription Agreement or other material action contemplated by the Transaction in any material respect; (ii) the number of Consented Subscribers (defined in the Subscription Agreement as the number of subscribers as of a date within ten days prior to the Exchange Date located in franchise areas in which VII Cable provides cable services as to which either (i) the respective local authorities have granted the required consents with respect to the Transaction or (ii) no consent of a local authority is required with respect to the Transaction) shall be not less than 90% of the Estimated Exchange Date Basic Subscribers (defined in the Subscription Agreement as the average of the aggregate number of private and residential customer accounts and commercial and bulk-billed commercial accounts determined on an equivalent basis receiving basic cable television service ("Basic Subscribers") determined during a consecutive nine-week period ending on or immediately prior to the Exchange Date); (iii) no order, stay, judgment or decree shall have been issued by any court and be in effect restraining or prohibiting the consummation of the Transaction in any material respect; (iv) Viacom shall be satisfied with the treatment of the Transaction for federal income tax purposes (as determined in the Letter Agreement (as defined herein)); (v) the Subscription Agreement shall remain in full force and effect and there shall be no condition to TCI's, TCI Cable's or Viacom International's obligations thereunder that is incapable of being satisfied on the Expiration Date; (vi) the documentation for the Loan shall have been duly executed and delivered by all parties thereto and shall remain in full force and effect and Viacom shall have received confirmation, in form and substance satisfactory to it, that Viacom International shall be able to draw down the Aggregate Loan Amount thereunder on the Expiration Date and (subject only to Viacom being required to give notice that it will consummate the Exchange Offer and that all Exchange Offer conditions set forth in the Parents Agreement have been satisfied or waived) such Aggregate Loan Amount shall be available for transfer as a contribution to Viacom Services; (vii) certain cable-related consents of the FCC and all non-cable related authorizations of the FCC shall have been obtained and shall remain in full force and effect; and (viii) the Registration Statement and, if the TCI Registration Statement is required by applicable law or the Commission to be effective prior to the consummation of the Exchange Offer, the TCI Registration Statement, shall have been declared effective, and no stop order suspending the effectiveness of the Registration Statement or, if the TCI Registration Statement is required by applicable law or the Commission to be effective prior to the consummation of the Exchange Offer, the TCI Registration Statement, shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission. The obligation of Viacom to recapitalize VII Cable is subject to the further condition that Viacom shall have accepted shares of Viacom Common Stock for exchange in the Exchange Offer.

 Termination

  The Parents Agreement may be terminated at any time prior to the Expiration
Time: (a) by written consent of Viacom, TCI and TCI Cable; (b) by TCI or TCI Cable, if any of certain conditions precedent contained in the Subscription Agreement (see "--Terms of the Subscription Agreement--Conditions to the Obligations of TCI and TCI Cable") has become incapable of satisfaction (other than by the action or omission of TCI or TCI Cable in contravention of the terms and conditions of the Transaction); (c) by Viacom, if any of the conditions precedent contained in the Parents Agreement or certain conditions precedent in the Subscription Agreement has become incapable of satisfaction (other than by the action or omission of Viacom or its affiliates in contravention of the terms and conditions of the Transaction); (d) by TCI or TCI Cable, (x) if the Expiration Date has not occurred on or prior to July 24, 1996 (other than as a result of any action or omission of TCI or TCI Cable that is in contravention of the terms and conditions of the Transaction) or
(y) if the Exchange Offer has not

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commenced on or prior to June 24, 1996 (other than as a result of the failure of certain conditions precedent to the Parents Agreement resulting from an action or omission of TCI or TCI Cable that is in contravention of the terms and conditions of the Transaction); (e) by Viacom, (x) if the Expiration Date has not occurred on or prior to July 24, 1996 (other than as a result of any action or omission of Viacom or its affiliates that is in contravention of the terms and conditions of the Transaction) or (y) if the Exchange Offer has not commenced on or prior to June 24, 1996 (other than as a result of the failure of certain conditions precedent to the Parents Agreement resulting from an action or omission of Viacom or its affiliates that is in contravention of the terms and conditions of the Transaction); or (f) by TCI, TCI Cable or Viacom if the Exchange Offer terminates or finally expires after one extension thereof without any shares of Viacom Common Stock having been accepted for exchange by Viacom. In addition, in the event that the Minimum Condition is not met after an extension of the Exchange Offer made in accordance with the terms of the Parents Agreement, TCI and Viacom each have the right to terminate the Transaction.

  In the event of termination of the Parents Agreement by TCI, TCI Cable or Viacom, (i) the Parents Agreement will become null and void, (ii) such termination will be the sole remedy with respect to any breach of any representation, warranty, covenant or agreement contained therein and (iii) there will be no liability or obligation on the part of TCI, TCI Cable or Viacom other than under certain provisions of the Parents Agreement relating to (w) any breach of the Parents Agreement, (x) the information provided for this OfferingCircular - Prospectus, (y) the fees and expenses of the investment bankers engaged in connection with the Transaction, and (z) the right of first offer. See "--Terms of the Parents Agreement--Certain Other Agreements--Right of First Offer."

 Expenses

  Under the Parents Agreement, except as expressly set forth therein, the fees and expenses (including the fees of any lawyers, accountants, investment bankers or others engaged by a party thereto) incurred in connection with the Parents Agreement and the transactions contemplated thereby, whether or not the Transaction is consummated, will be paid by the party incurring such expenses.

 Amendment

  Subject to applicable law, the Parents Agreement may be amended or modified only by a writing signed by the party against whom enforcement of any such amendment or modification is being sought. In addition, any party to the Parents Agreement may, by written instrument, waive compliance with any term or provision of the Parents Agreement on the part of such other party thereto.

TERMS OF THE IMPLEMENTATION AGREEMENT

 Conveyance of Assets and Assumption of Liabilities

  Pursuant to the Implementation Agreement, Viacom International and Viacom Services have agreed to execute and deliver (and to cause the Cable Division Subsidiaries (as defined in the Implementation Agreement) to execute and deliver) the Bill of Sale, Instrument of Assumption and Provision of Benefits Agreement (the "Bill of Sale"), pursuant to which Viacom International and the Cable Division Subsidiaries shall convey to Viacom Services ownership of the assets relating to the Non-Cable Businesses, the Loan Proceeds and certain nonmaterial assets (including certain equity investments and marketable securities) which have historically been reported as part of Viacom's Cable Television segment and which from and after the First Distribution are deemed included in the definition of Non-Cable Businesses (the "Conveyance of Assets"), and Viacom Services will assume and agree to satisfy substantially all of Viacom International's liabilities (including its existing public debt and guarantees, bank debt and the existing intercompany debt owed by Viacom International to Viacom), other than the Loan and liabilities relating to the Cable Business other than certain specified liabilities (the "Assumption of Liabilities"). Prior to the exchange of shares pursuant to the Exchange Offer, but after the occurrence of the Conveyance of Assets and the Assumption of Liabilities, Viacom International will distribute

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to Viacom all of the outstanding capital stock of Viacom Services so that after such distribution Viacom Services will be a direct wholly owned subsidiary of Viacom. VII Cable has further agreed, prior to the exchange of shares pursuant to the Exchange Offer, to amend and restate its certificate of incorporation in order to effectuate the Recapitalization.

  Such obligations of Viacom International relating to the Conveyance of Assets and Assumption of Liabilities are subject to the fulfillment of each of the following conditions: (i) the conditions precedent to Viacom's obligations in the Parents Agreement shall have been satisfied (see "--Terms of the Parents Agreement--Conditions Precedent"), (ii) Viacom International shall have received loan proceeds at least equal to the Aggregate Loan Amount, and (subject only to Viacom being required to give notice that it will consummate the Exchange Offer and that all Exchange Offer conditions set forth in the Parents Agreement have been satisfied or waived) such proceeds shall be available for transfer without condition as a contribution to Viacom Services pursuant to the Conveyance of Assets and (iii) Viacom shall have accepted shares of Viacom Common Stock for exchange in the Exchange Offer.

 Consents and Approvals

  If the Transaction requires regulatory approval or any other consent with respect to a contract or cable franchise that is intended to remain with VII Cable, and such approval or other consent has not been obtained prior to the Exchange Time, VII Cable will use its best efforts to assign legal ownership of such contract or franchise to Viacom Services, together with the related equipment and other property, if necessary, under the applicable approval procedure. Viacom Services will hold such assets for the benefit of VII Cable, will enter into security arrangements with respect to such assets if requested by VII Cable's lenders, and will retransfer, without additional consideration, such assets to VII Cable promptly upon receipt of such approval or consent. Viacom does not expect that there will be significant contracts (other than certain franchises) for which consents are required. As of May 1, 1996, all Basic Subscribers were Consented Subscribers. Consented Subscribers constituted more than 90% of Basic Subscribers (as such terms are defined herein). In the event of a natural disaster prior to the Exchange Date causing more than 11,340 Basic Subscribers to be unable to receive service at the Exchange Time, Viacom Services shall reimburse VII Cable for (i) VII Cable's reasonable out-of-pocket cost to repair damage to the extent necessary to reconnect service to such subscribers and (ii) the lost cash flow from such subscribers up to a specified amount per subscriber (subject to adjustment as provided in the Implementation Agreement).

 Name Change

  In connection with the Exchange Offer, Viacom International will change its name to TCI Pacific Communications, Inc. and Viacom Services will change its name to Viacom International Inc.

 Post-Closing Adjustments

  In accordance with the provisions of the Implementation Agreement, prior to the commencement of the Exchange Offer, Viacom International estimated the Adjustment Amounts (including (i) the Capital Expenditure Amount, (ii) the Inventory Amount, (iii) the Telecom Amount, (iv) the Working Capital Amount, and (v) the Fixed Amount) to determine the Estimated Asset Value. The Estimated Asset Value was determined to be $2,325,796,100 and is equal to (i) the Fixed Amount, plus (ii) the Capital Expenditure Amount, plus (iii) the Inventory Amount, plus (iv) the Telecom Amount, plus (v) an amount equal to Working Capital, if Working Capital is a positive number, minus (vi) an amount, if any, equal to the amount by which Working Capital is a negative number, minus (vii) the amount of certain front-end loaded programming payments specified in the Implementation Agreement, plus (viii) an amount equal to interest on the sum of the foregoing amounts at one-month LIBOR plus 1 1/4% for the period from September 1, 1995 to the Exchange Date. VII Cable is obligated to deliver to Viacom Services within 60 days after the Exchange Date VII Cable's calculation of the actual values for the Adjustment Amounts as of the Exchange Date (the "Asset Value"). To the extent that the Net Asset Value is greater than the Estimated Net Asset Value, VII Cable will pay to Viacom Services an amount in cash

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equal to such excess, plus an amount equal to interest thereon from the
Exchange Date. If the Net Asset Value is less than the Estimated Net Asset Value, Viacom Services will pay to VII Cable an amount in cash equal to such deficiency plus an amount equal to interest thereon from the Exchange Date. Viacom International also made certain representations and warranties with respect to certain of the Adjustment Amounts.

 Representations and Warranties

  The Implementation Agreement contains various representations and warranties of Viacom Services relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (i) the due organization, existence and good standing of, and similar corporate matters with respect to, each of Viacom International, Viacom Services and the Cable Division Subsidiaries, (ii) corporate and governmental authorization on behalf of each of Viacom International, Viacom Services and the Cable Division Subsidiaries of the Implementation Agreement and the Transaction, (iii) Viacom International's capital structure and ownership of each of the Cable Division Subsidiaries,
(iv) the binding effect of the Implementation Agreement on Viacom International and Viacom Services, (v) third-party consents, (vi) the absence of violations of, among other things, certificates of incorporation, bylaws and certain contracts and laws, (vii) the accuracy of certain information, including financial statements, provided in the Implementation Agreement,
(viii) the absence of certain changes having a material adverse effect on the Cable Business of Viacom International, (ix) the marketability of Viacom International's title to certain assets, (x) the absence of infringement by Viacom International's Cable Business upon any patents, trademarks, tradenames or other intellectual property rights that could cause a material adverse effect, (xi) the absence of pending and threatened litigation having a material adverse effect on the Cable Business of Viacom International, (xii) compliance with applicable laws, (xiii) employee matters and employee benefits, (xiv) the absence of any brokers, finders or other intermediaries retained on behalf of Viacom International or any Cable Division Subsidiary in connection with the Implementation Agreement and the Transaction, (xv) material compliance with environmental laws and other environmental matters,
(xvi) compliance with certain requirements of the FCC and United States Copyright Office, and (xvii) the absence of covenants not to compete, other than those enumerated in the Implementation Agreement.

  Viacom Services' obligations to make certain payments to VII Cable pursuant to the terms of the Implementation Agreement shall rank no lower than pari passu in right of payment with Viacom Services' obligations to repay its senior unsecured bank debt.

  The representations, warranties, covenants and agreements contained in the Implementation Agreement shall terminate and be of no further force on and as of April 30, 1997, except for certain representations and warranties made by Viacom Services with respect to capitalization, assets, employee benefit plans, environmental matters and covenants not to compete, which representations and warranties shall survive indefinitely.

 Release of VII Cable From Debt

  Viacom Services will obtain the release of VII Cable from, or substitution of Viacom Services as obligor under (so that VII Cable will have no obligation under), all of Viacom International's obligations to repay any indebtedness of Viacom International for borrowed money incurred prior to the Exchange Time (other than the Loan), or shall cause the indenture pursuant to which such debt was issued to be amended or supplemented so that VII Cable will no longer be an obligor (so that VII Cable will have no obligation) thereunder, in each case concurrently with the transfer of the Loan Proceeds to Viacom Services pursuant to the Conveyance of Assets. See "--Terms of Subscription Agreement-- Certain Borrowings."

 Noncompetition

  If the closing contemplated in the Subscription Agreement occurs, so long as VII Cable, TCI, TCI Cable or any person to whom VII Cable initially transfers the cable system in Nashville, Tennessee, or Dayton, Ohio, in accordance with the Subscription Agreement (a "Specified Party") owns and operates a cable television system

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in a Franchise Area (defined in the Implementation Agreement to mean an area in which VII Cable provides cable television service under authorization from the local authority or an area in which VII Cable provides cable television service where a local authorization is not required), Viacom Services has agreed that, with respect to each such Franchise Area, following the Exchange Date until the earlier of (i) the third anniversary of the Exchange Date or
(ii) the date such Specified Party no longer owns and operates such Franchise Area, Viacom Services, its subsidiaries and any subsidiaries of Viacom shall not (x) directly engage in the cable television distribution business in such Franchise Area or (y) indirectly engage in the cable television distribution business in such Franchise Area through ownership of an equity interest in any person 25% or more of whose revenues are derived from the cable television distribution business within certain territories or whose cable television business has an active plant passing 100,000 or more of the homes in the Franchise Areas in certain territories, taken as a whole.

 Termination

  The Implementation Agreement shall automatically terminate upon any termination of the Parents Agreement in accordance with its terms. Upon termination of the Implementation Agreement, (i) the Implementation Agreement will become null and void, (ii) termination will be the sole remedy with respect to any breach of any representation, warranty, covenant or agreement contained therein and (iii) there will be no liability or obligation on the part of VII Cable or Viacom Services thereunder.

 Indemnification

  If the Exchange Offer is consummated, Viacom Services shall indemnify and hold harmless VII Cable against and in respect of any and all losses (x) constituting or arising out of certain liens attaching after the Exchange Date on any franchise assets transferred to Viacom Services or any contract relating to the Cable Business assigned to Viacom Services, in each case while title to such franchise asset or contract is held by Viacom Services, (y) which may be incurred by VII Cable by reason of (i) the breach of any representation and warranty of Viacom Services contained in the Implementation Agreement as if such representations and warranties were made as of the Exchange Date (except to the extent a different date is specified therein in which case such representation and warranty shall be deemed to be made as of such date), or (ii) the breach of any covenant or agreement of Viacom Services contained in the Implementation Agreement (other than with respect to tax matters) or the Bill of Sale, or (iii) the breach at or prior to the Exchange Date of any covenant or agreement of Viacom International contained in the Implementation Agreement (other than with respect to tax matters) or (z) constituting liabilities relating to the Non-Cable Businesses.

  If the Exchange Offer is consummated, VII Cable shall indemnify and hold harmless Viacom Services against any and all losses (w) constituting or arising out of certain liens attaching after the Exchange Date on any non-cable asset while it cannot be transferred to Viacom Services, (x) which may be incurred by Viacom Services by reason of a breach after the Exchange Date of a covenant or agreement of VII Cable contained in the Implementation Agreement (other than with respect to tax matters) or the Bill of Sale, (y) constituting Cable Business liabilities or (z) constituting accounts payable, certain current liabilities or the new borrowings. See""--Terms of the Subscription Agreement--Certain Borrowings."

  The aggregate liability of an indemnifying party pursuant to the Implementation Agreement (together with any liability of such indemnifying party and its affiliates for breaches of other agreements relating to the Transaction, other than with respect to (i) information provided for this Offering Circular - Prospectus, (ii) indemnification of Viacom and its affiliates following the Exchange Date with respect to any liability related to the Commitments to Lend, the Loan or the Loan Proceeds and (iii) indemnification by Viacom Services for liabilities relating to the Non-Cable Business) shall not exceed the Asset Value, and no party shall be entitled to recover consequential damages. Certain claims for indemnification are recoverable only after the losses that would be recoverable under such claims aggregate in excess of 1/2 of 1% of the Asset Value, and then only to the extent of such excess.

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

 Certain Other Agreements

  Prohibited Transactions. The Implementation Agreement prohibits Viacom Services from consummating any transaction in which all or a majority in value of its assets are distributed without fair consideration to its direct or indirect stockholders unless (x) the transferee of such assets or, if such assets represent principally an equity interest in an entity, such entity, assumes Viacom Services' indemnification obligations under the Implementation Agreement and (y) the equity of such transferee or entity has a fair market value immediately following such transaction of at least $1.5 billion.

  Employee Matters. Viacom International has agreed to terminate the employment, prior to the Exchange Date, of each employee not intended to remain as an employee of VII Cable. Many of the continuing employees of VII Cable who are actively employed at the Exchange Date will be paid compensation at the same, or substantially similar, rates as their compensation prior to the Exchange Date, subject generally to terms and conditions substantially similar to those of similarly situated employees of TCI, and no interruption in employment shall be deemed to have occurred by virtue of the Transaction. The Implementation Agreement includes equitable arrangements generally for employee benefits, pension plans, 401(k) plans, sick leave, vacation and welfare plans for continuing employees, and provides that VII Cable will have no liability for severance obligations to non-continuing employees.

  Tax Matters. Pursuant to the Implementation Agreement, Viacom Services has agreed to assume, become liable for, and indemnify and hold harmless VII Cable and its subsidiaries from and against, all tax liability of Viacom and its affiliates for taxable years or portions thereof ending on or prior to the Exchange Date on an after-tax basis, including any tax arising as a result of the failure of the Transaction to qualify for tax-free treatment (except to the extent that TCI and TCI Cable have agreed to indemnify Viacom pursuant to the Tax Indemnity Letter (as defined herein)). VII Cable will pay all taxes of the Cable Business for which Viacom Services does not have an indemnification obligation pursuant to the Implementation Agreement, and VII Cable will be liable for, and shall indemnify and hold harmless Viacom and its affiliates from and against, all such liabilities on an after-tax basis.

  The Implementation Agreement provides that any refunds of taxes or any credit against taxes, to the extent actually used, of VII Cable or any of its subsidiaries with respect to taxable years or portions thereof ending on or prior to the Exchange Date will be for the account of Viacom Services, and any other refunds of taxes or credits against taxes, to the extent actually used, of VII Cable or any of its subsidiaries will be for the account of VII Cable. In either case, the party entitled to such refund or credit will reimburse the other party to the extent of any net tax cost imposed on such other party in connection with the receipt of such refund or credit.

 Expenses

  Under the Implementation Agreement, except as expressly set forth therein, the fees and expenses (including the fees of any lawyers, accountants, investment bankers or others engaged by a party thereto) incurred in connection with the Implementation Agreement and the transactions contemplated thereby, whether or not the transactions contemplated thereby are consummated, will be paid by the party incurring such expenses.

 Amendment

  Subject to applicable law and (in the case of amendments prior to the Exchange Time) to TCI's consent, the Implementation Agreement may be amended or modified only by a writing signed by the party against whom enforcement of any such amendment or modification is being sought. Any party to the Implementation Agreement also may, by written instrument, waive compliance with any term or provision of the Implementation Agreement on the part of such other party thereto.

TERMS OF THE SUBSCRIPTION AGREEMENT

 Subscription and Purchase of Stock

  On the terms and subject to the conditions set forth in the Subscription Agreement, TCI Cable has subscribed for and has agreed to purchase, and VII Cable has agreed to issue and sell, 100 shares of VII Cable Class B Common Stock in consideration of the payment of the Subscription Payment.

 Certain Borrowings

  TCI and TCI Cable have agreed to cause to be delivered to Viacom International commitments of commercial banks or other lending institutions or other institutional investors reasonably acceptable to TCI Cable (the "Lenders") to make the Loan to Viacom International on the Expiration Date (the "Commitments to Lend"). TCI and TCI Cable will be responsible for and will pay any and all fees and expenses (including, but not limited to, commitment fees) arising from the Commitments to Lend.

  Pursuant to the Subscription Agreement, not less than ten business days prior to the date which Viacom shall have notified TCI to be the anticipated commencement date of the Exchange Offer (the "Anticipated Commencement Date"), there are required to be executed and delivered by the Lenders all agreements and other documentation (i) containing terms and conditions that are reasonably acceptable to TCI Cable, (ii) which do not contain any obligation of Viacom or its affiliates other than Viacom International or, after the Exchange Date, a wholly owned direct or indirect subsidiary of VII Cable and
(iii) containing no Inconsistent Terms (collectively, the "Loan Documentation"). TCI Cable will be responsible for and will pay any and all fees and expenses arising from the Loan Documentation.

  Subject to the fulfillment of the conditions precedent to the obligations of TCI and TCI Cable (see "--Terms of the Subscription Agreement--Conditions to the Obligations of TCI and TCI Cable"), the Loan will be made to Viacom International on the Expiration Date prior to the Conveyance of Assets. The Loan Proceeds will be deposited into the Cash Collateral Account, the terms of which shall provide that upon notice from Viacom that it will consummate the Exchange Offer and that all Exchange Offer conditions set forth in the Parents Agreement have been satisfied or waived, all funds held in the Cash Collateral Account will be released without condition to Viacom International on the Exchange Date immediately prior to the Conveyance of Assets and the Exchange Time. If the closing of the Subscription Agreement does not occur within ten business days after the Expiration Date, at the option of the Lenders, the Loan will be repaid in full from the Cash Collateral Account. Upon release of the funds in the Cash Collateral Account to Viacom International, the Loan Proceeds will be conveyed to Viacom Services pursuant to the Conveyance of Assets and VII Cable will retain responsibility for repayment of and will be liable and responsible for the Loan. Following the Exchange Date, none of Viacom, Viacom Services nor their affiliates will have any liability, responsibility or obligation under or in connection with the Commitments to Lend, the Loan Documentation or otherwise for or with respect to the Loan, except in certain circumstances. TCI and TCI Cable have agreed to indemnify and hold harmless Viacom Services and its affiliates from any such liability, responsibility or obligation.

  TCI and TCI Cable have further agreed that in the event the closing under the Subscription Agreement does not occur, they will be responsible for and will pay (or, in the case of fees already paid, reimburse Viacom International for) any and all fees and expenses (including, but not limited to, commitment fees, but not including principal and interest on principal) payable under or in connection with the Commitments to Lend, the Loan Documentation, the Loan or any action by Viacom International pursuant to the Loan or by TCI or TCI Cable pursuant to the provisions of the Commitments to Lend. TCI and TCI Cable will indemnify and hold harmless Viacom International from any and all such fees and expenses. In the event that the Exchange Offer is not consummated as a result of the failure of the condition relating to the treatment of the Transaction for federal income tax purposes, Viacom has agreed to reimburse TCI for 50% of commitment fees payable in connection with the Commitments to Lend, up to a maximum reimbursement obligation of $5 million.

 Representations and Warranties

  The Subscription Agreement contains various representations and warranties of TCI and TCI Cable relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (i) corporate existence and power, (ii) corporate and governmental authorization of the Subscription Agreement, the Transaction and issuance of shares of TCI Stock to VII Cable upon exercise by the holders of the VII Cable Preferred Stock of their exchange rights as specified in the terms thereof, (iii) third-party consents, (iv) the binding effect of the Subscription Agreement, (v) the absence of finders' fees with respect to the Subscription Agreement, (vi) the absence of violations of, among other things, certificates of incorporation, bylaws and certain contracts and laws and (vii) that TCI is acquiring the shares of VII Cable Class B Common Stock for investment and not with a present view or intention of distributing or selling the shares of VII Cable Class B Common Stock.

  The Subscription Agreement contains various representations and warranties of Viacom International relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (i) corporate existence and power, (ii) corporate and governmental authorization of the Subscription Agreement and the Transaction,
(iii) third-party consents, (iv) the binding effect of the Subscription Agreement, (v) the absence of finders' fees with respect to the Subscription Agreement, (vi) the absence of violations of, among other things, certificates of incorporation, bylaws and certain contracts and laws, (vii) that the shares of VII Cable Class B Common Stock, when paid for by and issued to TCI Cable in accordance with the terms of the Subscription Agreement will be duly and validly issued, fully paid and non-assessable and will constitute all of the issued and outstanding shares of VII Cable Class B Common Stock and (viii) that Viacom International has delivered or made available to TCI Cable or RCS Pacific, L.P., a California limited partnership, copies of all material contracts, certain test tank reports and Immigration and Naturalization Service Forms I-9 for all continuing employees.

 Conduct of the Business Pending the Exchange Offer

  Except for (u) certain actions with respect to the Telecom Partnerships, (v) any increase in the Basic Subscriber Rate (defined in the Implementation Agreement to mean the monthly fees and charges for the provision of basic cable television service as such term is customarily used in the cable television industry charged by VII Cable to customers served in its Franchise
Area) or any other rate charged Viacom International's subscribers or otherwise contemplated by the Transaction, (w) the incurrence of the Loan, (x) the amendment of Viacom International's Certificate of Incorporation contemplated by the Transaction, (y) certain changes permitted explicitly by the Subscription Agreement or (z) compliance with Viacom's obligations under the Parents Agreement or Viacom International's obligations under the Implementation Agreement or any other event or action contemplated by the Transaction, from the date of execution of the Subscription Agreement until the Exchange Date, Viacom International has agreed to conduct the Cable Business only in the ordinary course of business consistent with past practices. Without limiting the generality of the foregoing, Viacom International has agreed not to do any of the following, without the consent of TCI Cable:

    (i) (w) enter into a negotiated settlement with the FCC resolving regulated rate disputes or challenges which negotiated settlement imposes any obligations on VII Cable after the Exchange Date, (x) materially amend or, other than in accordance with its terms, terminate any material contract, or enter into any material contract outside of the ordinary course of business, (y) enter into any programming agreement with any programming service owned or operated by Viacom or its subsidiaries or affiliates, or (z) enter into any programming agreement that would require carriage of programming or is not terminable at any time by VII Cable without any out-of-pocket cost to VII Cable, in each case following the date that is six months after the Exchange Date;

    (ii) enter into any employment agreement providing for a term of employment other than as an employee at will, except as disclosed to TCI Cable (or RCS Pacific, L.P. or InterMedia Partners IV, L.P.) on or prior to July 24, 1995;

    (iii) increase the rate of compensation or bonus payments to any Cable Business-related employee of Viacom International, except in the ordinary course of business and except for bonus payments in conjunction with the Transaction where the cost is borne by Viacom Services or Viacom;

    (iv) sell or dispose of assets relating to the Cable Business (other than certain assets to be transferred to Viacom Services pursuant to the Conveyance of Assets) except for sales or dispositions of assets in the ordinary course of business, provided that such assets (other than certain assets specified in the Implementation Agreement) are replaced with other assets in the ordinary course of business;

    (v) amend the certificate of incorporation or bylaws of Viacom International or any Cable Division Subsidiary;

    (vi) issue or sell any shares of the capital stock of Viacom
  International or any Cable Division Subsidiary (except for shares of the VII Cable Class A Common Stock which will be issued in the Recapitalization);

    (vii) incur any indebtedness for borrowed money outside the ordinary course of business (other than the Loan); and

    (viii) extend the term of (or fail to exercise a right of termination with respect to) Viacom International's programming agreement with the SCI-FI CHANNEL(TM) or COMEDY CENTRAL(TM).

 Certain Other Agreements

  Telecom Partnerships. Viacom International has further agreed, prior to the Exchange Date, to make or cause to be made, when due and payable, all capital contributions required to be made under, and otherwise to comply in all material respects with all material terms and conditions of, the partnership agreements (the "Telecom Partnership Agreements") entered into in respect of TCGS, TCGSF and one other partnership (the "Telecom Partnerships"). In addition, VII Cable has entered into agreements with each Telecom Partnership covering the lease, license or use by such Telecom Partnership of certain specified plant, property and equipment of Viacom International, to the extent such lease, license or use is not otherwise covered by the Telecom Partnership Agreements. Viacom International has agreed not to sell, transfer or assign its interest in the Telecom Partnerships.

  Approved Capital Expenditure Plan. Viacom International will make or cause to be made the capital expenditures called for by the 1995 capital expenditure plan for the Cable Business (as amended by certain changes approved by TCI Cable and/or RCS Pacific, L.P. since January 1, 1995) and (to the extent agreed by VII Cable and TCI Cable) the 1996 capital expenditure plan for the Cable Business (collectively, the "Approved Capital Expenditure Plan") in all material respects except that Viacom International shall not be required to make or cause to be made (i) expenditures which were required by law at the time the Approved Capital Expenditure Plan was approved but are no longer so required, (ii) expenditures which TCI Cable has agreed in writing do not have to be made, (iii) expenditures which it is commercially unreasonable to make because the assumptions used in developing and underlying the Approved Capital Expenditure Plan prove to be incorrect in any material respect and (iv) expenditures which cannot be made for reasons not within Viacom International's control (including, without limitation, unavailability of equipment, lack of access to real property, delays in orders being filled, unavailability of pole attachment agreements and force majeure). In the event clause (iii) above is applicable, Viacom International and TCI Cable will cooperate and negotiate in good faith to amend the Approved Capital Expenditure Plan to preserve the economic benefits originally intended to be afforded by such expenditures.

  Reimbursement of Capital Expenditures. If the Subscription Agreement terminates without the exchange of shares having occurred, TCI Cable will reimburse Viacom International for the amount of additional capital expenditures made after January 20, 1995, as a result of complying with RCS Pacific, L.P.'s or TCI Cable's rebuild standards as determined pursuant to the Approved Capital Expenditure Plan and the Subscription Agreement. TCI Cable will promptly pay to Viacom International the amount of all such expenditures as to which Viacom International has provided documentation to TCI Cable establishing that such expenditures were made; provided that no such payment shall be required earlier than the fifth business day after the date of such termination, and the aggregate amount of such payments shall not exceed $11,495,000, unless TCI Cable shall have approved the capital expenditures to which such reimbursements in excess of such amount relate. Viacom International shall not be required to make any capital expenditure in order to comply with RCS Pacific, L.P.'s or TCI Cable's rebuild standards if it would not be reimbursed for the incremental cost upon the termination of the Subscription Agreement without the exchange of shares having occurred pursuant to the Exchange Offer.

  Sale of Dayton and Nashville Systems. Viacom International will cooperate with TCI Cable to facilitate the sale or exchange by VII Cable of the Dayton and Nashville systems on or after the day following the Exchange Date other than to the extent such cooperation involves any out-of-pocket expenditure by Viacom International or could reasonably be expected to delay the Exchange Date.

  1996 Capital Expenditure Plan. Viacom International and TCI Cable have agreed to negotiate a capital expenditure plan for the Cable Business of Viacom International for 1996 (the "1996 Capital Expenditure Plan"). As of the date of this Offering Circular - Prospectus, Viacom International and TCI Cable have reached agreement on the 1996 Capital Expenditure Plan.

  Preferred Stock Exchange. TCI will contribute to VII Cable or otherwise cause VII Cable to have available sufficient shares to enable VII Cable to deliver to holders of the VII Cable Preferred Stock, shares of TCI Stock upon exercise by the holders of the VII Cable Preferred Stock of their exchange rights as specified in the terms of the VII Cable Preferred Stock. TCI has agreed to reserve and keep available at all times, out of its authorized and unissued stock, sufficient shares of TCI Stock to satisfy its obligations to VII Cable in connection with such exchange of the VII Cable Preferred Stock. TCI has agreed that any such TCI Stock, when issued, will be registered under the 1933 Act, and all state securities and blue sky laws applicable to such issuance shall have been complied with in respect thereto.

 Conditions to the Obligations of TCI and TCI Cable

  The obligations of TCI and TCI Cable to take the actions required to be taken by them with respect to the Loan (see "--Certain Borrowings") shall be subject to the satisfaction of each of the following conditions: (i) any applicable waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated without the commencement or threat of any litigation by a governmental authority to restrain the consummation of the Transaction in any material respect; (ii) the number of Consented Subscribers shall be not less than 90% of Estimated Exchange Date Basic Subscribers; (iii) no order, stay, judgment or decree shall have been issued by any court and be in effect restraining or prohibiting the consummation of the Transaction in any material respect; (iv) all conditions to the Exchange Offer (other than attainment of the Trigger Amount and the bank borrowing condition) (see "The Exchange Offer--Conditions to Consummation of the Exchange Offer") shall have been satisfied or waived; (v) no condition of TCI and TCI Cable with respect to the closing of the Subscription Agreement shall have become incapable of satisfaction; and (vi) Viacom International shall have delivered to TCI Cable a certificate in which it certifies that to its knowledge the conditions to the obligations of TCI and TCI Cable with respect to the closing of the Subscription Agreement are reasonably likely to be satisfied.

  The obligations of TCI Cable required to be performed by it at the closing of the Subscription Agreement are subject to the satisfaction, on or prior to the Exchange Date, of the following conditions:

    (i) (a) each representation and warranty of Viacom International contained in the Subscription Agreement and each representation and warranty of Viacom Services contained in the Implementation Agreement shall
  (x) if qualified by a reference therein to "material adverse effect," be true and correct as of the Expiration Date as though such representation and warranty was made at and as of such date (except to the extent a different date is specified therein, in which case such representation and warranty will be true and correct as of such date), or (y) if not so qualified, be true and correct as of the Expiration Date as though such representation and warranty were made at and as of such date (except to the extent a different date is specified therein, in which case such representation and warranty will be true and correct as of such date), with such exceptions that do not, individually or in the aggregate, result in a material adverse effect, and except in the case of both clauses (x) and (y) for changes occurring after July 24, 1995 (A) pursuant to the terms of the Transaction, (B) not prohibited with respect to the operation of the Cable Business pending consummation of the Exchange Offer (see "--Conduct of the Business Pending the Exchange Offer") or (C) consented to by RCS Pacific, L.P. prior to July 24, 1995, or by TCI Cable at any time;

    (b) each material covenant and obligation of Viacom International and Viacom Services required by the Subscription Agreement or the Implementation Agreement to be performed by it at or prior to the Expiration Date will have been duly performed and complied with in all material respects as of the Expiration Date;

    (c) VII Cable shall have delivered the stock certificate for 100 shares of VII Cable Class B Common Stock to TCI Cable;

    (d) TCI Cable shall have received a certificate to the effect that the conditions with respect to the representations, warranties and material covenants and obligations of Viacom International and Viacom Services have been satisfied;

    (ii) any applicable waiting period (and any extension thereof) under the HSR Act will have expired or been terminated without the commencement or threat of any litigation by a governmental authority of competent jurisdiction to restrain the consummation of the transactions contemplated by the Subscription Agreement in any material respect;

    (iii) the number of Consented Subscribers shall be not less than 90% of Estimated Exchange Date Basic Subscribers;

    (iv) all consents required to be obtained by Viacom or Viacom
  International in connection with the transactions contemplated by the Subscription Agreement shall have been obtained and remain in full force and effect, with such exceptions as would not have a material adverse effect;

    (v) no order, stay, judgment or decree shall have been issued by any court and be in effect restraining or prohibiting the consummation of the Transaction in any material respect;

    (vi) certain legal opinions of counsel to Viacom International shall have been delivered to TCI Cable;

    (vii) the Exchange Time shall have occurred; and

    (viii) Viacom International shall have delivered to TCI Cable the resignation of each of its directors and corporate officers, effective as of the closing of the Subscription Agreement.

 Conditions to the Obligations of VII Cable

  The obligations of VII Cable to be performed by it at the closing of the Subscription Agreement are subject to the satisfaction, on or prior to the Expiration Date (or in the case of the conditions relating to payment of the Subscription Payment and the consummation of the Exchange Offer, the closing of the Subscription Agreement) of each of the following conditions:

    (i) (a) each representation and warranty of TCI and TCI Cable contained in the Subscription Agreement will be true and correct in all material respects as of the Expiration Date as though such representation and warranty was made at and as of such date (except to the extent that a different date is specified therein, in which case such representation and warranty will be true and correct as of such date);

    (b) each material covenant and obligation of each of TCI and TCI Cable required by the Subscription Agreement to be performed by it on or prior to the Expiration Date will have been duly performed and complied with in all material respects as of the Expiration Date;

    (c) TCI Cable shall have paid the Subscription Payment to VII Cable;

    (d) VII Cable will have received a certificate to the effect that the conditions relating to the representations, warranties and material covenants and obligations of TCI Cable have been satisfied;

    (ii) any applicable waiting period under the HSR Act (and any extension thereof), shall have expired or been terminated without the commencement or threat of any litigation by a governmental authority of competent jurisdiction to restrain the consummation of the transactions contemplated by the Subscription Agreement in any material respect;

    (iii) the number of Consented Subscribers shall not be less than 90% of Estimated Exchange Date Basic Subscribers;

    (iv) a certain legal opinion of counsel to TCI and TCI Cable shall be delivered to VII Cable;

    (v) all consents required to be obtained by TCI and TCI Cable in connection with the transactions contemplated by the Subscription Agreement shall have been obtained and remain in full force and effect, with such exceptions as do not result in a material adverse effect on TCI's and TCI Cable's ability to consummate such transactions;

    (vi) no order, stay, judgment or decree will have been issued by any court and be in effect restraining or prohibiting the consummation of the Transaction in any material respect; and

    (vii) the Exchange Time shall have occurred.

 Termination

  The Subscription Agreement shall automatically terminate upon any termination of the Parents Agreement in accordance with its terms. Upon termination of the Subscription Agreement, (i) the Subscription Agreement will become null and void, (ii) such termination will be the sole remedy with respect to any breach of any representation, warranty, covenant or agreement contained therein and (iii) there will be no liability or obligation on the part of TCI, TCI Cable or VII Cable other than under certain provisions of the Subscription Agreement relating to certain breaches of the Subscription Agreement, payment of the fees and expenses relating to the Commitments to Lend, the Loan Documentation, the Loan, confidentiality and the reimbursement of certain capital expenditures.

 Expenses

  Under the Subscription Agreement, except as expressly set forth therein, the fees and expenses (including the fees of any lawyers, accountants, investment bankers or others engaged by a party thereto) incurred in connection with the Subscription Agreement and the transactions contemplated thereby, whether or not the transactions contemplated thereby are consummated, will be paid by the party incurring such expenses.

 Amendment

  Subject to applicable law, the Subscription Agreement may be amended or modified only by a writing signed by the party against whom enforcement of any such amendment or modification is being sought. Any party to the Subscription Agreement also may, by written instrument, waive compliance with any term or provision of the Subscription Agreement on the part of such other party thereto.

 Survival

  The representations and warranties contained in the Subscription Agreement shall terminate and be of no further force on and as of April 30, 1997, except that the representations and warranties relating to finders' fees, the shares of VII Cable Class B Common Stock and the liability of TCI and TCI Cable for fees and expenses arising from the Commitments to Lend shall survive indefinitely.

TERMS OF CERTAIN ANCILLARY AGREEMENTS

  Contemporaneously with the execution of the Parents Agreement, the Implementation Agreement and the Subscription Agreement, Viacom, Viacom International, Viacom Services and certain other Viacom affiliates entered into certain other agreements with TCI, TCI Cable and certain other TCI affiliates, including a letter agreement governing certain ancillary elements of the Transaction (the "Letter Agreement"), a letter providing for indemnification against certain tax liabilities (the "Tax Indemnity Letter"), and amendments to certain agreements entered into in connection with the settlement of certain litigation among such parties (the "Settlement Agreements") (collectively, the "Ancillary Agreements").

 Letter Agreement

  The Letter Agreement contains a number of provisions clarifying the Parents Agreement, Implementation Agreement and Subscription Agreement. In particular, the Letter Agreement provides that the satisfactory tax treatment condition to closing the Parents Agreement will be fulfilled by receipt of the Ruling Letter (as described below under "Certain Federal Income Tax Consequences"). The Letter Agreement also provides that, in the event any of the cable systems is required, pursuant to a refund order of a local authority, the FCC or a court of competent jurisdiction, to refund to subscribers (a "Refund") any overpayment or excess charge paid during the period between September 1, 1993 and the Exchange Date (the "Applicable Period") for any basic service or related equipment, any other regulated tier of service or related equipment or any other charge for service or equipment, Viacom Services shall be obligated to reimburse VII Cable an amount (the "Refund Amount"), computed on an after-tax basis, equal to (x) the portion of the Refund required to be paid to such subscribers that is attributable to the Applicable Period (after taking into account any available offsets or credits actually realized by VII Cable) to the extent actually paid, including any penalties, interest, forfeiture or other payment ordered by such refund order and any other associated reasonable costs (in each case, to the extent actually paid), net of the present value of any refund, rebate or offset of franchise fees, copyright fees, savings in taxes or other benefits to VII Cable and its affiliates actually realized as a result of such Refund, less (y) an amount equal to the aggregate amount (on a net after-tax basis) of any increases in revenue resulting from any rate increases granted after the Exchange Date with respect to such subscribers, to the extent that VII Cable is permitted to increase rates in order specifically to recoup any amount previously refunded as described under (x) above to the extent that such increases are actually realized by VII Cable net of any accompanying increase in franchise, copyright or other fees actually paid by VII Cable and have not been previously applied under (x) above to reduce the Refund or pursuant to this (y). The Letter Agreement further provides that Viacom Services shall have the right to assume control of the defense of and settlement of any regulatory proceeding relating to rates charged to subscribers during the applicable period which could result in a refund order as to which the Refund Amount could exceed 50% of the Refund.

 Tax Indemnity Letter

  The Tax Indemnity Letter provides for indemnification on an after-tax basis by TCI and TCI Cable, jointly and severally, of each member of the Viacom consolidated group of companies in the event that any or all of the Ruling Letter is withdrawn or otherwise not followed by the IRS and the Transaction or any of the component steps of the Transaction gives rise to federal, state or local income or franchise tax liability as a result of any misstatements or omissions of material fact in certain representations made by TCI and TCI Cable with regard to VII Cable and its subsidiaries.

 Settlement Agreements

  Pursuant to the Settlement Agreements, Viacom and its affiliates and TCI and its affiliates have provisionally agreed to settle and dismiss certain antitrust litigation instituted by Viacom International. This settlement is subject to certain conditions, including the consummation of the Transaction. The Settlement Agreements relate to, among other things, the carriage by Satellite Services, Inc., a TCI affiliate ("SSI"), and VII Cable (after the Exchange Date) of SHOWTIME(R) and THE MOVIE CHANNEL(TM), which are commercial-free premium subscription services owned by Viacom's subsidiary Showtime Networks Inc. ("SNI").

  Pursuant to the Settlement Agreements, SSI and other TCI affiliates are required to continue to carry SHOWTIME and THE MOVIE CHANNEL through (at a minimum) the year 2000 in each of their systems currently carrying each such service and in each of the VII Cable cable systems. SSI is further required to engage in certain marketing relating to SHOWTIME and THE MOVIE CHANNEL. SSI is also provided with certain incentives to increase the number of SHOWTIME and THE MOVIE CHANNEL subscribers.

  The Settlement Agreements were originally entered into in January 1995. They were amended on July 24, 1995 to become effective in accordance with their terms only and immediately upon the consummation of the Stock Issuance.

               DESCRIPTION OF CERTAIN INDEBTEDNESS OF VII CABLE

  Effective as of June 21, 1996, Viacom International entered into credit agreements with certain banks and institutions (the "Loan") that provide for $1.7 billion in financing, consisting of (i) Facility A, a $1.4 billion credit facility consisting of a $1.05 billion reducing revolving credit facility with a final maturity of September 30, 2004, and a $350 million term loan due December 31, 2004 and (ii) Facility B, a $300 million term loan due upon receipt by Viacom International of the Subscription Price. The obligations of such banks and institutions to fund under Facility A and Facility B will terminate if the Expiration Time has not occurred by July 31, 1996. The ability of Viacom International to draw down the Aggregate Loan Amount thereunder on the Expiration Date and transfer such amount as a contribution to Viacom Services are conditions to commencement of the Exchange Offer. See "Arrangements among Viacom, Viacom International, TCI and TCI Cable--Terms of the Subscription Agreement--Certain Borrowings."

DESCRIPTION OF THE CREDIT FACILITIES

  The credit facilities entered into by Viacom International, and their principal terms, are summarized below.

  Facility A. Effective as of June 21, 1996 Viacom International entered into a $1.4 billion credit facility consisting of a $1.05 billion reducing revolving credit facility (the "Revolving Facility") and a $350 million term loan facility (the "Term Facility") with The Bank of New York as agent for a bank group. The commitments under the Revolving Facility will be reduced semi-annually commencing on June 30, 1998 to the following amounts:

                                                                    REMAINING
        DATE                                                       COMMITMENTS
        ----                                                      --------------
        6/30/98.................................................. $1,035,000,000
        12/31/98................................................. $1,020,000,000
        6/30/99.................................................. $  965,000,000
        12/31/99................................................. $  910,000,000
        6/30/00.................................................. $  842,500,000
        12/31/00................................................. $  775,000,000
        6/30/01.................................................. $  700,000,000
        12/31/01................................................. $  625,000,000
        6/30/02.................................................. $  525,000,000
        12/31/02................................................. $  425,000,000
        6/30/03.................................................. $  320,000,000
        12/31/03................................................. $  215,000,000
        6/30/04.................................................. $  107,500,000
        9/30/04.................................................. $            0

  Facility B. Effective as of June 21, 1996 Viacom International entered into a $300 million term loan facility ("Term Facility B") with The Bank of New York as agent for a bank group. Borrowings under the Term Facility B will mature in full upon receipt by Viacom International of the Subscription Price.

  Facility A and Facility B are referred to collectively as the "Credit Facilities."

  Interest Rates. Borrowings under the Term Facility and the Revolving Facility will bear interest at a rate per annum equal to, at the borrower's option, (i) the agent bank's base rate plus a margin ranging from 0% to .875%,
(ii) an adjusted certificate of deposit rate plus a margin ranging from .625% to 2.125% or (iii) an adjusted London Interbank Offering Rate ("LIBOR") plus a margin ranging from .5% to 2%. Borrowings under the Term Facility B will bear interest at a rate per annum equal to, at the borrower's option, the agent bank's base rate or LIBOR plus a margin of 1/2%.

  Generally, under each of the Credit Facilities, the agent bank's base rate is a rate per annum equal to the higher of (i) the agent bank's prime rate and
(ii) a rate based on the rates for overnight Federal Funds transactions as published by the Federal Reserve Bank of New York (the "Federal Funds Effective Rate") plus .5%. An adjusted certificate of deposit rate under each of these facilities is a rate per annum based on the prevailing rate per annum for negotiable certificates of deposit with principal and duration approximately equal to the principal amount and duration period of the applicable loan, subject to certain adjustments.

  The margin applicable to each of the interest rate options under the Term Facility and the Revolving Facility is based on the ratio of the consolidated borrowed-money indebtedness to annualized operating cash flow (generally, gross operating revenues from continuing operations minus all operating expenses from continuing operations, but excluding all non-cash charges) of VII Cable and its subsidiaries of which it owns at least 80% ("Restricted Subsidiaries"). The highest margins for each interest rate option apply if the ratio of consolidated debt to operating cash flow is greater than 6.75. The margins are reduced in various increments as the ratio of consolidated debt to operating cash flow is reduced. The lowest margins for each interest rate option apply if the ratio of consolidated debt to operating cash flow is less than or equal to 4.5.

  On a pro forma basis after giving effect to the Transaction, as of June 19, 1996 the most favorable blended interest rate available to Viacom
International based on the foregoing interest rate options was approximately 7.16% per annum.

  Co-Borrower. One day after the Exchange Time, TCI Pacific, Inc., a newly formed wholly owned subsidiary of VII Cable, will become a co-borrower with respect to the Term Facility and the Revolving Facility and thereby become jointly and severally liable with VII Cable for all such obligations.

  Covenants and Events of Default. The Credit Facilities contain covenants that will place restraints on the operations of VII Cable and certain of its subsidiaries. These covenants place restraints on VII Cable and such subsidiaries with respect to the following: (i) the creation of additional consolidated indebtedness or guaranties, (ii) the merger or consolidation of VII Cable or such subsidiaries or the sale, exchange or acquisition of assets,
(iii) the payment of dividends and other distributions (including restraints on the payment of dividends and other distributions to holders of VII Cable Preferred Stock), (iv) the incurrence of liens on assets, (v) making certain investments, (vi) the repayment of subordinated indebtedness, (vii) the issuance of additional equity securities and (viii) transactions with affiliates.

  The Credit Facilities will require VII Cable and its Restricted Subsidiaries to maintain specified ratios of indebtedness to operating cash flow and a minimum operating cash flow to debt service ratio. The initial ratio of indebtedness to operating cash flow is required to be not more than 6.9 to 1 and the ratio of cash flow to debt service through maturity is required to be greater than or equal to 1.1 to 1. The Credit Facilities also contain customary affirmative covenants, including financial reporting obligations.

  Events of default under the Credit Facilities include, among other things,
(i) default in payment of principal of or interest on indebtedness under the Credit Facilities, (ii) default in the payment of principal or interest on other indebtedness of VII Cable and certain subsidiaries in excess of a specified amount, (iii) failure to observe any term, covenant or agreement governing other indebtedness in excess of a specified amount, if the effect of such failure is to permit acceleration of such indebtedness, (iv) default in the observance of any covenant in the Credit Facilities, (v) the bankruptcy or insolvency of VII Cable or certain subsidiaries, (vi) the failure by VII Cable or certain subsidiaries to discharge any judgment exceeding a specified dollar amount and (vii) a change in control of Viacom International prior to the Transaction Effective Date or VII Cable (other than the change in control contemplated by the Transaction).

  Conditions. Initial borrowings under the Credit Facilities will be subject to the following conditions, among others: (i) the Ruling Letter shall have been obtained, (ii) the absence of any pending or threatened material litigation which seeks to enjoin the consummation of the Transaction, (iii) the accuracy of the representations and warranties contained in the Credit Facilities, (iv) the lenders having received satisfactory legal opinions and evidence of corporate authority on the part of Viacom International to perform the transactions described in the Credit Facilities, (v) Viacom International, TCI and TCI Cable being in compliance, after giving effect to the borrowings under the Credit Facilities, with the provisions of the Transaction Agreements and none of the material conditions thereof having been waived, (vi) Viacom International being in compliance with the provisions of the covenants contained in the Credit Facilities and (vii) evidence satisfactory to the lenders that Viacom International will be released as an obligor under all indebtedness of Viacom International assumed by Viacom Services. See "Arrangements among Viacom, Viacom International, TCI and TCI Cable--Terms of the Subscription Agreement--Certain Borrowings."

                    DESCRIPTION OF VII CABLE CAPITAL STOCK

  Set forth below is a general summary of the capital stock of VII Cable in the form effective immediately after the Recapitalization. The following summary does not purport to be a complete description of such capital stock and is qualified in its entirety by reference to the Restated Certificate of Incorporation (including the definitions therein of certain terms), the form of which has been filed as an exhibit to the Registration Statement of which this Offering Circular - Prospectus is a part. The definitive Restated Certificate of Incorporation shall be filed by VII Cable with the Secretary of State of the State of Delaware immediately prior to the Recapitalization.

GENERAL

  Following the Recapitalization, the authorized capital stock of VII Cable will consist of 22,516,022 shares, of which 6,258,061 shares shall be common stock and 16,257,961 shares shall be preferred stock (the "Preferred Stock"). The shares of common stock shall be divided into two classes, of which 6,257,961 shares shall be VII Cable Class A Common Stock, and 100 shares shall be of a class designated as VII Cable Class B Common Stock. Of the preferred stock, 6,257,961 shares shall be of a class designated as "Class A Senior Cumulative Exchangeable Preferred Stock" and 10,000,000 shares shall be of a class issuable from time to time in series with such voting rights, if any, designations, powers, preferences and other rights and such qualifications, limitations and restrictions as may be determined by the VII Cable Board.

COMMON STOCK--GENERAL

  Except as otherwise described below, shares of VII Cable Class A Common Stock and VII Cable Class B Common Stock shall be identical in all respects and shall have equal rights and privileges.

  Holders of VII Cable Class A Common Stock and holders of VII Cable Class B Common Stock shall be entitled to one vote for each share of such stock held on all matters presented to holders of common stock. Except as may otherwise be required by the laws of the State of Delaware, the holders of shares of VII Cable Class A Common Stock and the holders of shares of VII Cable Class B Common Stock shall vote as one class with respect to the election of directors and with respect to all other matters to be voted on by stockholders of VII Cable.

  The holders of common stock shall be entitled to receive dividends only as and when declared by the Board of Directors of VII Cable out of funds legally available therefor, subject to the rights of any preferred stock then outstanding.

  In the event of a liquidation, dissolution or winding up of VII Cable, after payment or provision for payment of the debts and liabilities of VII Cable and subject to the prior payment in full of the preferential amounts to which any Preferred Stock is entitled, the holders of VII Cable Class A Common Stock and VII Cable Class B Common Stock shall share ratably in the assets of VII Cable remaining for distribution to its holders of common stock.

VII CABLE CLASS A COMMON STOCK

  Upon the issuance of shares of VII Cable Class B Common Stock to TCI Cable pursuant to the terms of the Subscription Agreement, each outstanding share of VII Cable Class A Common Stock shall automatically and immediately convert into one share of VII Cable Preferred Stock, without any action on the part of the holder thereof. Holders of shares of Viacom Common Stock electing to tender such shares in the Exchange Offer should not expect to take physical delivery of shares of VII Cable Class A Common Stock which they will have the right to receive in exchange for shares of Viacom Common Stock after the consummation of the Stock Issuance. See "Arrangements among Viacom, Viacom International, TCI and TCI Cable--Terms of the Subscription Agreement." Effective as of such date, the shares of VII Cable Class A Common Stock shall no longer be deemed to be outstanding and all rights with respect to such shares shall thereupon terminate, except the right of the holders thereof to receive the VII Cable Preferred Stock issuable upon such automatic conversion of the VII Cable Class A Common Stock.

VII CABLE CLASS B COMMON STOCK

  Subject to the terms and conditions stated in the Subscription Agreement, all of the authorized shares of VII Cable Class B Common Stock will be issued to TCI Cable immediately following consummation of the Exchange Offer in exchange for the Subscription Payment. See "Arrangements among Viacom, Viacom International, TCI and TCI Cable--Terms of the Subscription Agreement."

VII CABLE PREFERRED STOCK

  The shares of VII Cable Class A Common Stock received by Viacom stockholders in exchange for their shares of Viacom Common Stock will automatically and immediately convert into shares of VII Cable Preferred Stock upon the issuance to TCI Cable of VII Cable Class B Common Stock pursuant to the Subscription Agreement. On June 20, 1996, the VII Cable Preferred Stock was approved for quotation on the Nasdaq National Market under the symbol "TPAPV."

 Ranking

  Each share of VII Cable Preferred Stock will have a par value of $100 (the "Par Value") and will have a liquidation preference equal to the Par Value plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of payment of the liquidation preference (the "Liquidation Preference"), and no more. VII Cable Preferred Stock will rank senior to VII Cable common stock with respect to the payment of dividends and payments of amounts distributable upon dissolution, liquidation or winding up of VII Cable. While any shares of VII Cable Preferred Stock are outstanding, VII Cable may not create, and the VII Cable Board may not create or issue, any class or series of Senior Stock without the prior affirmative vote of the holders of at least 66 2/3% of the then outstanding shares of VII Cable Preferred Stock, voting as a separate class. See "--Voting Rights" below. Immediately following the consummation of the Transaction, the only capital stock of VII Cable issued and outstanding will be VII Cable Class B Common Stock and VII Cable Preferred Stock; no shares of Parity Stock or Senior Stock will be issued or outstanding.

 Dividends

  Payments of Dividends; Method of Payment. Holders of shares of VII Cable Preferred Stock will be entitled to receive, when, as and if declared by the VII Cable Board out of funds legally available therefor, cumulative accrued dividends from the date (the "Issue Date") of initial issuance of the shares of VII Cable Preferred Stock (upon conversion of the VII Cable Class A Common Stock immediately following the Stock Issuance) at the rate per annum of 5% of the $100 par value per share.

  The dividend rate was determined based upon the advice of Viacom's financial advisor, Wasserstein Perella, and TCI's financial advisor, Merrill Lynch. The dividend rate was set so that the VII Cable Preferred Stock would, in the opinion of the Financial Advisors and based on conditions at the time they gave their advice, be expected to have a market value of approximately $100 per share immediately after completion of the Transaction (assuming no change in conditions between the date of their opinions and the date of consummation of the Transaction). In advising Viacom as to the setting of the dividend rate, the Financial Advisors considered various factors, including the following: (i) the other terms of the VII Cable Preferred Stock described below, (ii) VII Cable's and TCI's recent results of operations, their future prospects and those of the cable industry generally, (iii) the terms of (including the dividend rates on), and market prices of, securities of other companies considered to be comparable to VII Cable and TCI, and (iv) general economic, financial and market conditions prevailing at the time that the dividend rate was set. The dividend rate was determined based on conditions as of June 21, 1996 and may not be the rate that the Financial Advisors would have recommended if the rate were determined at the end of the Exchange Offer based on conditions at that time. Furthermore, the Financial Advisors' advice does not constitute an assurance that the VII Cable Preferred Stock will not trade below $100 per share initially or at any time thereafter. See "Risk Factors--Uncertainties with respect to Setting the Dividend Rate."

  In advising Viacom as to the setting of the dividend rate, neither Wasserstein Perella nor Merrill Lynch has issued an opinion that the consideration to be paid to Viacom stockholders in the Exchange Offer is fair, from a financial point of view (i.e., a "fairness opinion"). A fairness opinion is typically delivered by a financial advisor to its client in connection with a merger or consolidation of its client with another company. A fairness opinion is different in both form and substance from the advice given by the Financial Advisors with regard to the setting of the dividend rate for the VII Cable Preferred Stock. Unlike a fairness opinion, the advice furnished by the Financial Advisors relates solely to the market value which the VII Cable Preferred Stock is expected to have immediately after the completion of the Transaction based upon the dividend rate and certain other factors, and does not purport to be a valuation of either VII Cable or Viacom or to express an opinion on the fairness, from a financial point of view, of the consideration to be paid to Viacom stockholders whose shares are accepted for exchange in the Exchange Offer.

  Dividends on VII Cable Preferred Stock will be payable quarterly in arrears on each February 15, May 15, August 15 and November 15 (or, if any such date is not a business day, on the next succeeding business day (each a "Dividend Payment Date")), commencing November 15, 1996 (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as may be determined by the VII Cable Board). Dividends payable on any Dividend Payment Date will be paid to holders of record as they appear on the stock register of VII Cable at the close of business on such record dates (each a "Record Date"), which shall not be more than 60 days or less than 10 days preceding the Dividend Payment Dates corresponding thereto, as shall be fixed by the VII Cable Board. Dividends on shares of VII Cable Preferred Stock will accrue on a daily basis (without interest or compounding) whether or not there are unrestricted funds legally available for the payment of such dividends and whether or not such dividends are earned or declared. No interest shall be payable in respect of any dividend payment on the VII Cable Preferred Stock that may be in arrears.

  Whenever a Redemption Date (as defined herein) occurs during a dividend period, the VII Cable Board may, at its option, declare accrued dividends to, and pay such dividends on, such Redemption Date, in which case such dividends will be payable on such Redemption Date to the holders of shares of VII Cable Preferred Stock as of a special record date to be designated by the VII Cable Board for such dividend payment.

  Any dividends may be paid, at the election of VII Cable, (i) out of funds legally available therefor, (ii) through the delivery of shares of TCI Stock or (iii) through any combination of the foregoing forms of consideration elected by the VII Cable Board in its sole discretion. Except in certain circumstances described in the last sentence in this paragraph, TCI is not obligated to deliver shares of TCI Stock to VII Cable for use in making any dividend or redemption (optional or mandatory) payments. If VII Cable elects to pay any dividend payment, in whole or in part, by delivery of shares of TCI Stock, the Stock Dividend Amount will be paid through the delivery to the holders of record of such shares of VII Cable Preferred Stock on the Record Date for such dividend payment of a number of shares of TCI Stock determined by dividing the dollar amount of the Stock Dividend Amount by the Cash Equivalent Amount (equal to 95% of the Average Market Price). No fractional shares of TCI Stock will be delivered to a holder of shares of VII Cable Preferred Stock, but VII Cable shall instead pay a cash adjustment determined as described under "--Adjustment for Fractional Shares" below. Any portion of a dividend that is declared by the VII Cable Board and not paid through the delivery of TCI Stock shall be paid in cash. In the event that the VII Cable Board determines to pay a dividend on the VII Cable Preferred Stock in shares of TCI Stock at a time when there is a prohibition under the definitive agreements relating to the Loan (or any refinancing of the Loan) on the ability of VII Cable to pay cash dividends on the VII Cable Preferred Stock, TCI agrees to contribute to VII Cable or otherwise cause VII Cable to have available sufficient shares to enable VII Cable to issue to holders of the VII Cable Preferred Stock shares of TCI Stock upon the declaration by the VII Cable Board of such dividend in accordance with the terms of the VII Cable Preferred Stock.

  The "Average Market Price" per share of TCI Stock on any date of determination means the average of the daily closing sale prices of the TCI Stock on the Nasdaq National Market for the ten consecutive dates on which the Nasdaq National Market is open for the transaction of business (each a "Trading Day") ending on the third such Trading Day preceding the date of determination (appropriately adjusted in such manner as the VII Cable Board in good faith deems appropriate to take into account any stock dividend on the TCI Stock, or any subdivision, split, combination or reclassification of the TCI Stock that occurs, or the Ex-Dividend Date for which occurs, during the period following the first Trading Day in such ten-Trading Day period and ending on the last full Trading Day immediately preceding the date of payment of any dividend or redemption with respect to which the Average Market Price is being determined). The date of determination of Average Market Price (i) for any dividend will be as of the related Record Date and (ii) for any redemption payment will be as of the related Redemption Date. See "-- Redemption--Manner of Payment of Redemption Price."

  The market price of the TCI Stock may vary from the Average Market Price between the date of determination of such Average Market Price and the subsequent delivery of shares of TCI Stock in payment of a dividend to holders of VII Cable Preferred Stock. If the market value on the Dividend Payment Date of the shares of TCI Stock delivered in payment of a dividend is more than 5% lower than the Average Market Price as of the related Record Date and the holder sells such shares of TCI Stock at such lower price, the holder's actual dividend yield for the dividend period in respect of which such dividend was paid would be lower than the stated dividend yield on the VII Cable Preferred Stock. In addition, in connection with any such sale the holder is likely to incur commissions and other transaction costs.

  If VII Cable elects to make any dividend payment, in whole or in part, through the delivery of shares of TCI Stock, it will give notice of such determination (which shall include the number of shares of TCI Stock and cash, if any, to be delivered in respect of each share of VII Cable Preferred Stock) by publication, on the Record Date for such dividend payment, of such election in a daily newspaper of national circulation.

 Certain Restrictions on Capital Stock of VII Cable

  Certain Limitations. As long as any shares of VII Cable Preferred Stock are outstanding, (i) no dividends shall be paid or declared in cash or otherwise, nor will any other distribution be made, on any shares of Junior Stock (as defined herein) and (ii) no shares of any Junior Stock may be purchased, redeemed, or otherwise acquired by VII Cable or any Subsidiary (as defined herein), nor may any funds be set aside or made available for any sinking fund for the purchase or redemption or other acquisition of any Junior Stock, unless: (a) full dividends on all outstanding shares of VII Cable Preferred Stock and any Parity Stock have been paid, or declared and set aside for payment, for all dividend periods terminating on or prior to the date of such Junior Stock dividend or distribution payment, or purchase, redemption or acquisition of Junior Stock, as the case may be, to the extent such dividends are cumulative; (b) VII Cable has paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all purchase, retirement, and sinking funds, if any, for any Parity

Stock; and (c) VII Cable is not in default on any of its obligations to redeem any VII Cable Preferred Stock or any Parity Stock. "Junior Stock" means (i) the common stock of VII Cable, (ii) each other class or series of capital stock of VII Cable hereafter created (other than any class or series of Senior Stock or Parity Stock) and (iii) any class or series of Parity Stock to the extent that it ranks junior to the VII Cable Preferred Stock as to dividend rights, rights of redemption or rights on liquidation, as the case may be. Immediately following the Exchange Date, VII Cable will not have issued or outstanding any Senior Stock or Parity Stock and VII Cable's common stock will represent the only Junior Stock of VII Cable.

  As long as any shares of VII Cable Preferred Stock are outstanding, dividends or other distributions may not be declared or paid on the VII Cable Preferred Stock or on any Parity Stock, and VII Cable may not purchase, redeem or otherwise acquire any VII Cable Preferred Stock or Parity Stock, unless either: (a) (i) full dividends on the VII Cable Preferred Stock and any Parity Stock have been paid, or declared and set aside for payment, for all dividend periods terminating on or prior to the date of such VII Cable Preferred Stock or Parity Stock dividend, distribution, purchase, redemption or other acquisition payment, to the extent such dividends are cumulative; (ii) VII Cable has paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all purchase, retirement, and sinking funds, if any, for any Parity Stock; and (iii) VII Cable is not in default on any of its obligations to redeem any VII Cable Preferred Stock or Parity Stock; or (b) with respect to the payment of dividends only, any such dividends are declared and paid pro rata so that the amounts of any dividends declared and paid per share on shares of VII Cable Preferred Stock and shares of any Parity Stock will in all cases bear to each other the same ratio that accrued and unpaid dividends (including any accumulation with respect to unpaid dividends for prior dividend periods, if such dividends are cumulative) per share on shares of VII Cable Preferred Stock and shares of Parity Stock bear to each other.

  Notwithstanding the foregoing, nothing will prevent (i) the payment of dividends or the making of distributions on any Junior Stock solely in shares of Junior Stock and/or warrants, rights or options exercisable for or convertible into shares of Junior Stock (together with a cash adjustment for fractional shares, if any) or the redemption, purchase or other acquisition of Junior Stock solely in exchange for (together with a cash adjustment for fractional shares, if any), or through the application of the proceeds from the sale of, shares of Junior Stock and/or warrants, rights or options exercisable for or convertible into shares of Junior Stock; (ii) the payment of dividends or the making of distributions on any class or series of Parity Stock solely in (together with a cash adjustment for fractional shares, if any) (x) shares of Junior Stock and/or warrants, rights or options exercisable for or convertible into shares of Junior Stock or (y) any securities of TCI (including shares of TCI Stock), or the redemption, exchange, purchase or other acquisition of any class or series of Parity Stock solely in exchange for (together with a cash adjustment for fractional shares, if any), or through the application of the proceeds from the sale of, (A) shares of Junior Stock and/or warrants, rights or options exercisable for or convertible into shares of Junior Stock or (B) any securities of TCI (including shares of TCI Stock); or (iii) the exchange of VII Cable Preferred Stock for shares of TCI Stock (together with a cash adjustment for fractional shares, if any) and any other property issuable in exchange in accordance with the Restated Certificate of Incorporation.

  In addition, as long as any shares of VII Cable Preferred Stock are outstanding, VII Cable shall not, nor shall VII Cable permit any of its Subsidiaries to, (i) pay or declare dividends, in cash or otherwise, or make any other distribution on any Subsidiary Equity Interest (as defined herein) or (ii) purchase, redeem, or otherwise acquire any Subsidiary Equity Interest, or set aside any funds for any sinking fund for the purchase or redemption of any Subsidiary Equity Interest, unless: (i) full dividends on all VII Cable Preferred Stock have been paid, or declared and set aside for payment, for all dividend periods terminating on or prior to the date of such Subsidiary Equity Interest dividend or distribution payment and (ii) VII Cable is not in default on any of its obligations to redeem or exchange any shares of VII Cable Preferred Stock pursuant to the terms of the VII Cable Preferred Stock.

  Notwithstanding the foregoing, nothing will prevent (i) the payment of dividends on any Subsidiary Equity Interest solely in shares of the same class or series as, or ranking junior to, such Subsidiary Equity Interest ("Permitted Subsidiary Equity Interest") and/or warrants, rights or options exercisable for or convertible into such Permitted Subsidiary Equity Interest (together with a cash adjustment for fractional shares, if any) or the redemption, purchase or other acquisition of any Subsidiary Equity Interest solely in exchange for (together with a cash adjustment for fractional shares, if any), or through the application of the proceeds from the sale of, shares of any Permitted Subsidiary Equity Interest and/or warrants, rights or options exercisable for or convertible into such Permitted Subsidiary Equity Interest; (ii) paying dividends or other distributions on any Subsidiary Equity Interest if such dividends are required to be made (there being no right of deferral) pursuant to the terms of any charter document or any partnership, joint venture, stockholder, acquisition or other agreement in effect on the Issue Date, or (iii) purchasing, redeeming or otherwise acquiring any Subsidiary Equity Interest solely in exchange for securities of TCI (together with a cash adjustment for fractional shares, if any), including shares of TCI Stock, or if required to do so pursuant to the terms of any charter document or any partnership, joint venture, stockholder, acquisition or other agreement in effect on the Issue Date.

  A "Subsidiary" means (i) a corporation a majority of the capital stock of which, having voting power under ordinary circumstances to elect directors, is at the time, directly or indirectly, owned by VII Cable and/or one or more Subsidiaries of VII Cable, and (ii) any other entity (other than a corporation) in which VII Cable and/or one or more Subsidiaries of VII Cable, directly or indirectly, has (x) a majority ownership interest and (y) the power to elect or direct the election of a majority of the members of the governing body of such entity. A "Subsidiary Equity Interest" means (x) capital stock of a Subsidiary (other than a wholly owned Subsidiary) that is a corporation or (y) a partnership or other ownership interest of a Subsidiary (other than a wholly owned Subsidiary) that is not a corporation.

  Payment of dividends or other distributions to the holders of VII Cable Preferred Stock shall be subject to the prior preferences and other rights of any future class or series of Senior Stock. See "--Ranking" above.

 Exchange at Option of Holder

  Exchange Privilege. Each share of VII Cable Preferred Stock will be exchangeable, in whole or in part, at the option of the holder thereof, at any time after the fifth anniversary of the Issue Date, unless previously redeemed, for TCI Stock at the TCI Exchange Rate. The initial TCI Exchange Rate will be determined on the second business day prior to the Expiration Date and will be obtained by dividing (i) $100 by (ii) 125% of the weighted average of the sales prices for all trades of shares of TCI Stock as reported on the Nasdaq National Market on each of the 20 full consecutive Trading Days ending on such business day. The TCI Exchange Rate will be subject to adjustment as described under "--Exchange Adjustments" below. Changes in the market value of the VII Cable Preferred Stock will not cause the TCI Exchange Rate to fluctuate. Viacom will announce the initial TCI Exchange Rate by 5:00 p.m., New York City time, on the second business day prior to the expiration of the Exchange Offer by issuing a press release to the Dow Jones News Service. After that time, holders of Viacom Common Stock will also be able to obtain the initial TCI Exchange Rate from the Information Agent or the Dealer Manager at their respective telephone numbers appearing on the back cover of this Offering Circular - Prospectus.

  Pursuant to the Subscription Agreement, TCI is required to contribute to VII Cable or otherwise cause VII Cable to have available sufficient shares of TCI Stock to enable VII Cable to issue to holders of VII Cable Preferred Stock shares of TCI Stock upon their exercise of their exchange rights in respect of the VII Cable Preferred Stock. TCI is further required to reserve sufficient shares of TCI Stock to satisfy its obligations to VII Cable in connection with such exchanges.

  In connection with any exchange by a holder of VII Cable Preferred Stock, TCI may be required under the Securities Act to deliver to such holder a current prospectus relating to the TCI Stock. The Prospectus Condition provides that TCI must be able to deliver a current prospectus if one is required under the Securities Act or the rules and regulations of the Commission promulgated thereunder before any exchange may be made, and no exchanges of TCI Stock will be effected during any period in which the Prospectus Condition cannot be met. TCI has agreed that if delivery of a current prospectus is so required, for so long as the holders of shares VII Cable Preferred Stock have the right to exchange such shares of VII Cable Preferred Stock for shares of TCI

Stock, TCI will use all reasonable efforts to ensure that it will be able to deliver a current prospectus upon a requested exchange by a holder of VII Cable Preferred Stock. The market value of the TCI Stock may change during any period that a holder is unable to effect an exchange due to the Prospectus Condition not being met.

  In order to exchange shares of VII Cable Preferred Stock, the holder thereof must surrender the certificates evidencing the shares of VII Cable Preferred Stock to be exchanged at the office or agency to be maintained by VII Cable for that purpose, duly endorsed to VII Cable or in blank (or accompanied by duly executed instruments of transfer to VII Cable or in blank) with signatures guaranteed (such endorsements or instruments of transfer to be in form satisfactory to VII Cable), together with written notice of exchange specifying the number of shares of VII Cable Preferred Stock to be exchanged and specifying the name or names (with addresses) in which the certificate or certificates representing the TCI Stock deliverable on such exchange are to be registered and otherwise in accordance with exchange procedures established by VII Cable. Initially such office will be the principal corporate trust office of the Transfer Agent (as defined herein). Each notice of exchange shall be irrevocable and each exchange shall be deemed to have been effected immediately prior to the close of business on the date (the "TCI Stock Exchange Date") on which all of the requirements for such exchange (including the satisfaction of the Prospectus Condition, if required) shall have been satisfied. The exchange shall be at the Exchange Rate in effect immediately prior to the close of business on the TCI Stock Exchange Date.

  As promptly as practicable after the surrender by a holder of certificates for shares of VII Cable Preferred Stock for exchange, together with any other required documentation, VII Cable shall cause to be delivered at said office or agency to such holder, or on his or her written order, a certificate or certificates for the number of full shares of TCI Stock to which such holder is entitled, together with a cash adjustment for any fractional shares determined as described under "--Adjustment for Fractional Shares" below.

  Holders of shares of VII Cable Preferred Stock at the close of business on a Record Date for any payment of declared dividends will be entitled to receive the dividend payable on such shares of VII Cable Preferred Stock on the corresponding Dividend Payment Date notwithstanding the effective exchange of such shares following such Record Date and prior to the corresponding Dividend Payment Date. However, shares of VII Cable Preferred Stock surrendered for exchange after the close of business on a Record Date for any payment of dividends and before the opening of business on the next succeeding Dividend Payment Date must be accompanied by payment in cash of an amount equal to the dividend thereon attributable to the current quarterly dividend period which is to be paid on such Dividend Payment Date (unless such shares of VII Cable Preferred Stock are subject to redemption on a Redemption Date falling between such Record Date and such Dividend Payment Date). A holder of shares of VII Cable Preferred Stock called for redemption on any Dividend Payment Date will (if such holder is the registered holder on the applicable Record Date) receive the dividend on such shares payable on that date and will be able to exchange such shares after the Record Date for such dividend without paying an amount equal to such dividend to VII Cable upon such exchange. Except as provided above, upon any exchange of shares of VII Cable Preferred Stock for shares of TCI Stock, VII Cable will not make any payment or allowance for unpaid dividends, whether or not in arrears, on exchanged shares of VII Cable Preferred Stock or for previously declared dividends or distributions on the shares of TCI Stock issued upon such exchange or on any other property issued upon such exchange in accordance with the Restated Certificate of Incorporation.

  If the shares of VII Cable Preferred Stock represented by a certificate surrendered for exchange are exchanged in part only, VII Cable will cause to be issued and delivered to the holder, without charge therefor, a new certificate or certificates representing in the aggregate the number of unexchanged shares.

  The right to exchange shares of VII Cable Preferred Stock called for redemption will terminate immediately before the close of business on the related Redemption Date. See "--Redemption" below.

  Exchange Adjustments. The TCI Exchange Rate is subject to adjustment upon the occurrence of certain events involving TCI including, without limitation:
(i) the payment by TCI of dividends (and other distributions) on outstanding shares of TCI Stock in shares of TCI Stock; (ii) subdivisions or combinations of TCI Stock;

(iii) the payment by TCI of dividends (and other distributions) on outstanding shares of TCI Stock in shares of TCI's capital stock (other than TCI Stock);
(iv) the issuance by TCI, in reclassification of its outstanding shares of TCI Stock, of any other shares of capital stock of TCI; (v) the distribution by TCI to all or substantially all holders of TCI Stock of rights, warrants or options entitling holders of such rights, warrants or options (for a period not exceeding 45 days after the record date for the determination of stockholders entitled to receive such distribution) to purchase shares of TCI Stock (or securities exercisable for or convertible into shares of TCI Stock, having a conversion or exercise price per share, after adding thereto an allocable portion of the exercise price of the rights, warrants or options to purchase such securities) less than the Current Market Price on the applicable Determination Date and (vi) the distribution by TCI to all or substantially all holders of TCI Stock of any assets or debt securities or any rights, warrants or options to purchase securities (other than those dividends, distributions, rights, warrants and options referred to above and excluding cash dividends other than Extraordinary Cash Dividends (as defined herein)). "Extraordinary Cash Dividends" means cash dividends on TCI Stock that, when aggregated with all other cash dividends made on TCI Stock having an Ex-Dividend Date occurring in the 365/366 consecutive day period ending on the date prior to the Ex-Dividend Date for the cash dividend in question (other than those dividends or distributions for which a prior adjustment to the Exchange Rate was made), equal or exceed on a per share basis 10% of the average of the Closing Prices of the TCI Stock during the shorter of (i) such 365/366 day period or (ii) the period beginning after the first Ex-Dividend Date in such period and ending on the date prior to the Ex-Dividend Date for the cash dividend in question. In the case of any such dividend or distribution on TCI Stock of shares of capital stock, subdivision, combination or reclassification (i.e., the adjustment events described in (i)-(iv) in the first sentence of this paragraph, respectively), the holder of each outstanding share of VII Cable Preferred Stock will have the right to exchange such share of VII Cable Preferred Stock into the kind and amount of securities which such holder would have owned immediately after such event if such share of VII Cable Preferred Stock had been exchanged immediately before the record date for or effective date of, as the case may be, such event. However, in the case of any dividend, distribution or reclassification in which the VII Cable Preferred Stock becomes exchangeable for shares of more than one class or series of TCI capital stock, any one of which is redeemable or exchangeable at the election of TCI ("Redeemable Capital Stock"), and such Redeemable Capital Stock may be redeemed or exchanged by TCI for consideration that includes securities of an issuer other than TCI ("Redemption Securities"), then such dividend, distribution or reclassification shall be treated in the manner described in the next sentence as though it were a distribution of assets by TCI. In the case of any such issuance of rights, warrants or options which expire within 45 days after the record date for the determination of stockholders entitled to receive such rights, warrants or options, or any such distribution of assets, debt securities or certain rights, warrants or options to purchase securities (i.e., the adjustment events described in (v) and (vi) in the first sentence of this paragraph, respectively), the TCI Exchange Rate will be adjusted pursuant to formulas contained in the Restated Certificate of Incorporation. In certain cases of distributions of assets, debt securities or certain rights, warrants or options to purchase securities to holders of TCI Stock, rather than being entitled to an adjustment in the TCI Exchange Rate, the holder of a share of VII Cable Preferred Stock upon exchange thereof will be entitled to receive, in addition to the shares of TCI Stock into which such share of VII Cable Preferred Stock is exchangeable, the kind and amount of assets, debt securities, rights, warrants or options comprising the distribution that such holder would have received if such holder had exchanged such share of VII Cable Preferred Stock immediately prior to the record date for determining the holders of TCI Stock entitled to receive the distribution.

  If the holders of VII Cable Preferred Stock would be entitled to receive upon exchange thereof any Redeemable Capital Stock (other than Redeemable Capital Stock that may be redeemed or exchanged for consideration that includes Redemption Securities), and such Redeemable Capital Stock is redeemed, exchanged or otherwise acquired in full, then, from and after such event (a "Redemption Event"), the holders of VII Cable Preferred Stock then outstanding shall be entitled to receive upon exchange of such shares, in lieu of shares of such Redeemable Capital Stock, the kind and amount of securities, cash or other assets receivable upon such Redemption Event by a holder of the number of shares of Redeemable Capital Stock for which such shares of VII Cable Preferred Stock could have been exchanged immediately prior to the effectiveness of such Redemption Event (assuming that such holder failed to exercise any applicable right of election with respect thereto and received per share of such Redeemable Capital Stock the kind and amount of securities, cash or other assets received per share by the holders of a plurality of the nonelecting shares thereof) and, thereafter, the holders of the VII Cable Preferred Stock shall have no other exchange rights with respect to such Redeemable Capital Stock.

  All adjustments to the TCI Exchange Rate will be calculated to the nearest 1/1000th of a share of TCI Stock. No adjustment in the TCI Exchange Rate will be required unless such adjustment would require an increase or decrease of at least one percent therein; provided, however, that any adjustment which is not required to be made will be carried forward and taken into account in any subsequent adjustment. In addition to the foregoing adjustments, VII Cable may make increases in the TCI Exchange Rate that are necessary or advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of TCI Stock.

  If an adjustment is required to be made in the TCI Exchange Rate, VII Cable may, in its sole discretion, elect to defer the following until after the occurrence of the event requiring such adjustment: (i) delivering to the holder of any VII Cable Preferred Stock surrendered for exchange the additional shares of TCI Stock deliverable upon such exchange over the shares of TCI Stock deliverable before giving effect to such adjustment and (ii) paying to such holder any amount in cash in lieu of a fractional share of TCI Stock. In addition, no adjustment need be made for rights to purchase shares of TCI Stock or for sales of shares of TCI Stock which in either case are made pursuant to a plan providing for reinvestment of dividends or interest or pursuant to a bona fide employee stock option or stock purchase plan of TCI or any of its direct or indirect wholly owned subsidiaries (including VII Cable).

  Whenever the TCI Exchange Rate is required to be adjusted, VII Cable will forthwith compute such adjusted TCI Exchange Rate and file with the transfer agent(s) for the VII Cable Preferred Stock and the TCI Stock a certificate with respect to such adjustment, and mail a notice to holders of VII Cable Preferred Stock providing information with respect to such adjustment. At least 10 days before the record date or other date set for definitive action, VII Cable will notify holders of VII Cable Preferred Stock of (i) any action which would require an adjustment to the TCI Exchange Rate, (ii) certain mergers or combinations involving TCI or (iii) the dissolution, liquidation or winding up of TCI.

  Adjustment for Consolidation or Merger of TCI. In case of (i) any consolidation or merger to which TCI is a party, (ii) any sale or transfer to another corporation of the property of TCI as an entirety or substantially as an entirety or (iii) any statutory exchange of securities by TCI with another corporation (other than in connection with a merger or acquisition), in each case as a result of which shares of TCI Stock shall be reclassified or converted into the right to receive stock, securities or other property (including cash or any combination thereof), each share of VII Cable Preferred Stock which is not converted into the right to receive stock, securities or other property in connection with such transaction will, after consummation of such transaction, be subject to exchange at the option of the holder into the kind and amount of securities, cash or other property receivable upon consummation of such transaction by a holder of the number of shares of TCI Stock (or any other property into which shares of VII Cable Preferred Stock may be exchangeable in accordance with the Restated Certificate of Incorporation) into which such share of VII Cable Preferred Stock might have been exchanged immediately prior to consummation of such transaction and assuming in each case that such holder of TCI Stock failed to exercise rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon consummation of such transaction (provided that if the kind or amount of securities, cash or other property receivable upon consummation of such transaction is not the same for each nonelecting share, then the kind and amount of securities, cash or other property receivable upon consummation of such transaction for each nonelecting share will be deemed to be the kind and amount so receivable per share by a plurality of the nonelecting shares). The kind and amount of securities into which shares of VII Cable Preferred Stock will be exchangeable after consummation of such transaction will be subject to adjustment, as nearly as may be practicable, as described under "--Exchange Adjustments" above following the date of consummation of such transaction. TCI has agreed not to become a party to any such transaction unless the terms thereof are consistent with the foregoing.

  Other. TCI has agreed to take such reasonable action which may be necessary, in the opinion of TCI's legal counsel, in order that (i) VII Cable may validly and legally deliver fully paid and nonassessable shares of TCI Stock upon any surrender of shares of VII Cable Preferred Stock for exchange, (ii) the delivery of shares of TCI Stock in connection with any such exchange is exempt from the registration or qualification requirements of the Securities Act and applicable state securities laws or, if no such exemption is available, that the offer and exchange of such shares of TCI Stock has been duly registered or qualified under the Securities Act and applicable state securities laws, (iii) the shares of TCI Stock delivered upon such exchange are listed for trading on the Nasdaq National Market or on a national securities exchange (upon official notice of issuance) and (iv) the shares of TCI Stock delivered upon such exchange are free of preemptive rights and any liens or adverse claims.

 Redemption

  Mandatory Redemption. Each share of VII Cable Preferred Stock (if not earlier exchanged or redeemed) will be subject to mandatory redemption by VII Cable on the tenth anniversary of the Issue Date (the "Mandatory Redemption Date"), at a redemption price (the "Mandatory Redemption Price") equal to the Liquidation Preference.

  Optional Redemption. Shares of VII Cable Preferred Stock are not redeemable prior to 15 days after the fifth anniversary of the Issue Date (the "Initial Redemption Date"). At any time and from time to time after the Initial Redemption Date and until the Mandatory Redemption Date, VII Cable will have the right to redeem, in whole or in part, the outstanding shares of VII Cable Preferred Stock at the following per share call prices, together with accrued but unpaid dividends (whether or not earned or declared) to the date fixed for redemption (each an "Optional Redemption Price," such price and the Mandatory Redemption Price being sometimes referred to collectively herein as a "Redemption Price"), if redeemed during the twelve-month periods beginning on the anniversary of the Issue Date in the years shown below.

                                                                      REDEMPTION
      YEAR                                                              PRICE
      ----                                                            ----------
      2001...........................................................  $102.50
      2002...........................................................   101.67
      2003...........................................................   100.83
      2004 and thereafter............................................   100.00

  If fewer than all the outstanding shares of VII Cable Preferred Stock are to be redeemed as of any date (an "Optional Redemption Date," such date and the Mandatory Redemption Date being sometimes referred to collectively herein as a "Redemption Date"), the shares of VII Cable Preferred Stock to be redeemed will be selected by VII Cable from outstanding shares of VII Cable Preferred Stock pro rata (as nearly as may be practicable) among all holders of outstanding shares of VII Cable Preferred Stock.

  Manner of Payment of Redemption Price. VII Cable may effect the redemption of shares of VII Cable Preferred Stock upon the mandatory or optional redemption thereof, at the election of VII Cable, (i) in cash, out of funds legally available therefor, (ii) through the delivery of shares of TCI Stock or (iii) through any combination of the foregoing forms of consideration selected by the VII Cable Board in its sole discretion. If VII Cable elects to pay, in whole or in part, the Redemption Price in respect of shares of VII Cable Preferred Stock through the delivery of shares of TCI Stock, then VII Cable shall deliver to each holder of shares of VII Cable Preferred Stock to be redeemed on the applicable Redemption Date a number of shares of TCI Stock equal to the amount determined by dividing (i) the aggregate Redemption Price (or designated portion thereof to be paid through delivery of shares of TCI Stock) of such shares of VII Cable Preferred Stock by (ii) the Cash Equivalent Amount. Any portion of a Redemption Price that is not paid through the delivery of shares of TCI Stock will be paid in cash. The market price of the TCI Stock may vary from the Average Market Price between the date of determination of such Average Market Price (for purposes of determining the Cash Equivalent Amount) and the subsequent delivery of shares of TCI Stock, in payment of the Redemption Price, to holders in respect of shares of VII Cable Preferred Stock called for redemption. If the market value of the TCI Stock on the

Redemption Date is more than 5% lower than the Average Market Price as of such Redemption Date and the holder sells such shares of TCI Stock at such lower price, the holder's actual proceeds from the sale of such shares would be lower than the stated Redemption Price for shares of VII Cable Preferred Stock. In addition, in connection with any such sale the holder is likely to incur commissions and other transaction costs.

  No fractional shares of TCI Stock will be delivered to a holder upon redemption of his shares of VII Cable Preferred Stock, but VII Cable will instead pay a cash adjustment determined as described under "--Adjustment for Fractional Shares" below.

  Dividends on shares of VII Cable Preferred Stock selected for redemption will cease to accrue, and the right of the holders of such shares to exercise their right to exchange such shares for TCI Stock will terminate immediately prior to the close of business on the related Redemption Date.

  Notice of Redemption. VII Cable will provide notice (a "Redemption Notice") of any redemption of shares of VII Cable Preferred Stock to holders of record of VII Cable Preferred Stock to be called for redemption not less than 15 nor more than 60 days prior to the applicable Redemption Date. The Redemption Notice will be provided by mail sent to each holder of record of shares of VII Cable Preferred Stock to be redeemed, at such holder's address as it appears on the stock register of VII Cable; provided, however, that neither failure to give such notice nor any defect therein will affect the validity of the proceeding for the redemption of any shares of VII Cable Preferred Stock to be redeemed except as to the holders to whom VII Cable has failed to give said notice or whose notice was defective.

  Each Redemption Notice sent to a holder will include, without limitation, the following information: (i) the Redemption Date; (ii) if less than all outstanding shares of VII Cable Preferred Stock are to be redeemed, the number of shares held by such holder to be redeemed; (iii) the Redemption Price and the form or forms of consideration that VII Cable has elected to pay and/or deliver upon such redemption and, if more than one form of consideration has been elected by VII Cable, the designated portions of the Redemption Price to be paid in each form of consideration so elected; (iv) if VII Cable has elected to deliver shares of TCI Stock in payment of the Redemption Price (or a designated portion thereof), the method of determining the number of shares of TCI Stock so deliverable; (v) the place or places where certificates for VII Cable Preferred Stock to be redeemed are to be surrendered for payment of the Redemption Price; (vi) that dividends on the shares of VII Cable Preferred Stock to be redeemed shall cease to accrue on the Redemption Date; and (vii) the then current TCI Exchange Rate and that the exchange privilege will terminate immediately prior to the close of business on the Redemption Date.

  On or after the Redemption Date, each holder of shares of VII Cable Preferred Stock to be redeemed must present and surrender his certificate or certificates for such shares to VII Cable at the place designated in the Redemption Notice and thereupon the Redemption Price of such shares will paid to or on the order of the person whose name appears on such certificate or certificates as the record owner thereof, and each surrendered certificate will be cancelled. Should fewer than all the shares represented by a certificate be redeemed, a new certificate will be issued representing the unredeemed shares.

  If a Redemption Notice with respect to shares of VII Cable Preferred Stock to be redeemed pursuant to a mandatory or optional redemption has been timely given by VII Cable, and if on or before the applicable Redemption Date VII Cable has deposited with the redemption agent for VII Cable Preferred Stock (or, if there is no redemption agent, shall have set apart so as to be available for such purpose and only such purpose) cash (including cash for any adjustment in lieu of delivering fractional securities) and/or shares of TCI Stock, as applicable, sufficient to pay in full the aggregate Redemption Price for such shares of VII Cable Preferred Stock on such Redemption Date, then effective as of the close of business on such Redemption Date the shares of VII Cable Preferred Stock to be so redeemed will no longer be deemed outstanding (notwithstanding that any certificate therefor may not have been surrendered for cancellation), dividends with respect to the shares so called for redemption shall cease to accrue on the Redemption Date (except that holders of shares of VII Cable Preferred Stock at the close of business on a Record Date for any payment of dividends shall be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares following such Record Date and prior to such Dividend Payment Date) and all rights with respect to the shares so called for redemption will forthwith after such date cease and terminate, except the right of such holders, upon the surrender of certificates evidencing the shares of VII Cable Preferred Stock so redeemed, to receive the cash and/or TCI Stock, as applicable, payable or deliverable in payment of the Redemption Price and the applicable cash adjustment, if any, in lieu of fractional shares, without interest. Any cash and/or shares of TCI Stock so deposited or set apart and unclaimed at the end of one year from such Redemption Date will be repaid and released to VII Cable, after which the holder or holders of such shares of VII Cable Preferred Stock so called for redemption will look only to VII Cable for delivery of such cash and/or shares of TCI Stock.

  The ability of VII Cable to redeem VII Cable Preferred Stock shall be subject to the prior preferences and rights of any future class or series of Senior Stock. See "--Ranking" above.

 Liquidation Rights

  In the event of any voluntary or involuntary liquidation, dissolution or winding up of VII Cable, the holders of shares of VII Cable Preferred Stock then outstanding will be entitled to receive, after payment or provision for payment of the debts and other liabilities of VII Cable and payment or provision for payment of any distribution on shares of any Senior Stock, an amount per share in cash equal to the Liquidation Preference, before any distribution of assets is made to the holders of Junior Stock or any Parity Stock of VII Cable ranking junior to the VII Cable Preferred Stock upon liquidation, dissolution or winding up. After payment of the Liquidation Preference, holders of shares of VII Cable Preferred Stock will not be entitled to any further participation in any distribution of assets of VII Cable.

  If, upon any dissolution, liquidation or winding up of VII Cable, the assets of VII Cable available for distribution to the holders of the shares of VII Cable Preferred Stock shall be insufficient to pay in full (i) the aggregate Liquidation Preference payable to holders of VII Cable Preferred Stock and
(ii) the liquidation preference payable to holders of shares of all outstanding classes and series of Parity Stock that rank pari passu with the VII Cable Preferred Stock upon liquidation, dissolution or winding up (as set forth in the instrument or instruments creating such Parity Stock), the holders of shares of VII Cable Preferred Stock and such Parity Stock shall share ratably in such distribution of assets in proportion to the amount which would be payable on such distribution if the amounts to which the holders of outstanding shares of VII Cable Preferred Stock and the holders of outstanding shares of such Parity Stock were paid in full. The sale, lease, transfer or exchange of all or substantially all of the assets of VII Cable, the consolidation or merger of VII Cable with one or more other corporations (whether or not VII Cable is the corporation surviving such consolidation or merger), and the consummation of a statutory binding share exchange involving VII Cable will not be deemed a liquidation, dissolution or winding up of VII Cable.

 Conditions to Delivery of Shares of TCI Stock for Dividend and Redemption Payments

  VII Cable's right to elect to make any dividend or redemption payment, in whole or in part, through the delivery of shares of TCI Stock will be conditioned upon: (i) the shares of TCI Stock to be so delivered being fully paid and nonassessable and free from any preemptive rights, liens or adverse claims; (ii) the delivery of such shares being exempt from the registration or qualification requirements of the Securities Act and applicable state securities laws or, if no such exemption is available, the delivery of such shares having been duly registered or qualified under the Securities Act and applicable state securities laws; and (iii) the shares of TCI Stock to be so delivered being listed, and upon delivery being eligible for trading, on the Nasdaq National Market or on a national securities exchange. If such conditions have not been satisfied prior to or on the date of any such dividend or redemption payment, such payment shall be made solely in cash. Except in certain circumstances in the case of dividends, TCI is not obligated to deliver shares of TCI Stock to VII Cable for use in making any dividend or redemption (optional or mandatory) payments.

 Adjustment for Fractional Shares

  No fractional shares or scrip representing fractional shares of TCI Stock will be delivered upon the redemption or exchange of any shares of VII Cable Preferred Stock or in connection with any dividend payment. Whether or not a fractional share would be delivered to a holder of VII Cable Preferred Stock shall be based upon (i), in the case of an exchange, on the total number of shares of VII Cable Preferred Stock such holder is at the time exchanging into TCI Stock and the total number of shares of TCI Stock otherwise deliverable upon such exchange and (ii), in the case of the payment, in whole or in part, of a dividend or redemption payment through the delivery of shares of TCI Stock, on the total number of shares of VII Cable Preferred Stock at the time held by such holder and the total number of shares of TCI Stock otherwise deliverable in respect thereof. In lieu of the issuance of a fraction of a share of TCI Stock or scrip, VII Cable shall pay instead an amount in cash (rounded to the nearest whole cent) by its check equal to the same fraction of the Closing Price of a share of TCI Stock on the Trading Day immediately preceding the Exchange Date or the date of payment of the dividend or redemption, as the case may be, in respect of which such cash adjustment is being determined.

 Voting Rights

  The holders of shares of VII Cable Preferred Stock will have no voting rights, except as otherwise required by law and except as set forth below. When and if the holders of VII Cable Preferred Stock are entitled to vote, each holder will be entitled to one vote per share.

  If at any time accrued dividends payable on the shares of VII Cable Preferred Stock are in arrears and unpaid in an aggregate amount equal to or exceeding the aggregate amount of dividends payable thereon for six or more quarterly dividend periods (whether or not consecutive), the holders of the shares of VII Cable Preferred Stock, voting separately as a class (with the holders of all other shares of Parity Stock upon which like voting rights have been conferred and are exercisable), will have the right to vote for the election of two directors (the "Preferred Stock Directors") to the VII Cable Board, such directors to be in addition to the number of directors constituting the VII Cable Board immediately prior to the accrual of such right. Such right of the holders of shares of VII Cable Preferred Stock to vote for the election of two Preferred Stock Directors will continue until all dividends in arrears on the shares of VII Cable Preferred Stock have been paid in full. The term of office of each Preferred Stock Director shall terminate on the earlier of (i) the next annual meeting of stockholders of VII Cable at which a successor shall have been elected and qualified (irrespective of whether the VII Cable Board is divided into staggered classes) or (ii) the termination of the right of the holders of shares of VII Cable Preferred Stock (and any such other shares of Parity Stock) to vote for Preferred Stock Directors. The Preferred Stock Directors shall be elected by a plurality of the votes cast by the holders of VII Cable Preferred Stock and any other class or series of Parity Stock upon which like voting rights have been conferred and are exercisable.

  For as long as any shares of VII Cable Preferred Stock remain outstanding, the affirmative vote of the holders of at least 66 2/3% of such outstanding shares (voting separately as a class) will be necessary: (i) before VII Cable may amend, alter or repeal any of the provisions of VII Cable's Restated Certificate of Incorporation which would adversely affect the powers, preferences or rights of the holders of the shares of VII Cable Preferred Stock then outstanding; provided, however, that (x) any such amendment, alteration or repeal that would authorize, create or increase the authorized amount of any Junior Stock or Parity Stock and (y) any such amendment that would increase the number of authorized shares of Preferred Stock (other than VII Cable Preferred Stock) or that would decrease (but not below the number of authorized shares then outstanding) the number of authorized shares of Preferred Stock (other than VII Cable Preferred Stock), will be deemed not to adversely affect such powers, preferences or rights and shall not be subject to approval by the holders of shares of VII Cable Preferred Stock; (ii) before VII Cable or the VII Cable Board may issue any additional shares of VII Cable Preferred Stock or create or issue any class or series of Senior Stock; or
(iii) before VII Cable may effect any reclassification of VII Cable Preferred Stock (other than a reclassification that solely seeks to change the designation of the VII Cable Preferred Stock and does not adversely affect the powers, preferences or rights of the holders of shares of VII Cable Preferred Stock outstanding immediately prior to such reclassification). No vote of the holders of VII Cable Preferred Stock in respect of an amendment, alteration or repeal of any provision of VII Cable's Restated Certificate of Incorporation or the creation or issue of any class or series of Senior Stock will be required if, at or prior to the time when such amendment, alteration or repeal or creation or issue is to take effect, as the case may be, provision is made for the redemption of all shares of VII Cable Preferred Stock at the time outstanding (except that no such provision may be made prior to the Initial Redemption Date); provided, however, notwithstanding the foregoing, in the event that VII Cable does not pay the Redemption Price to holders of VII Cable Preferred Stock on the applicable Redemption Date, such holders will be entitled to vote in respect of the matters described above on which such holders would have been entitled to so vote but for the provision for redemption which was made and any vote taken in respect of such matters which does not include the vote of the VII Cable Preferred Stock shall be void.

  Except as required by law, the holders of VII Cable Preferred Stock will not be entitled to vote on any merger or consolidation involving VII Cable or a sale of all or substantially all of the assets of VII Cable.

 Certain Covenants

  Transactions with Affiliates. As long as any shares of VII Cable Preferred Stock are outstanding, VII Cable will not, and will not permit any Subsidiary to, enter into any transaction with an Affiliate unless such transaction is on terms that are no less favorable to VII Cable or such Subsidiary than those that would reasonably be expected to be obtained in a comparable transaction with a person that is not an Affiliate; provided, however, that transactions between VII Cable and its Subsidiaries or among such Subsidiaries shall not be subject to this covenant. An "Affiliate" of VII Cable or any Subsidiary is defined as any person or entity that directly or indirectly controls, is controlled by, or is under common control with VII Cable or such Subsidiary.

  SEC Reports. As long as any shares of VII Cable Preferred Stock are outstanding, VII Cable shall timely file with the Commission copies of the annual reports, quarterly reports and other reports, information and documents which VII Cable is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act and, within 15 days after such filing is required to be made with the Commission, mail copies of such reports, information or other documents to the registered holders of the VII Cable Preferred Stock. If at any time while shares of VII Cable Preferred Stock are outstanding VII Cable is not required to and does not have any class of securities registered under the Exchange Act, then VII Cable shall prepare comparable reports, information and documents and mail the same to holders of the VII Cable Preferred Stock within 15 days after the date it would have been required to file such reports, information or documents with the Commission if it had continued to have securities registered under the Exchange Act.

 Transfer Agent and Registrar

  The Bank of New York (the "Transfer Agent") will act as paying, exchange and redemption agent and registrar for the shares of VII Cable Preferred Stock.

 Miscellaneous

  Upon issuance, the shares of VII Cable Preferred Stock will be fully paid and nonassessable. Holders of shares of VII Cable Preferred Stock will have no preemptive rights. TCI has agreed to reserve and keep available, at all times, out of its authorized and unissued TCI Stock and/or issued shares of TCI Stock held in its treasury, solely for issuance upon the exchange of shares of VII Cable Preferred Stock, such number of shares of TCI Stock as will from time to time be deliverable upon the exchange of all shares of VII Cable Preferred Stock then outstanding (assuming for this purpose that all of the shares of VII Cable Preferred Stock are held by one person). TCI has also agreed that if VII Cable elects to pay any dividend or optional or mandatory redemption payment (or a designated portion thereof) through the delivery of shares of TCI Stock and TCI agrees to deliver such shares to VII Cable in order to pay such dividend or Redemption Price, TCI will (x) after the date on which VII Cable has (i) declared such a dividend in shares of TCI Stock or (ii) elected to pay such redemption payment in shares of TCI Stock, reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued TCI Stock and its issued TCI Stock held in its treasury, for the purpose of paying such declared dividend or redemption payment, as the case may be, the full number of shares of TCI Stock then deliverable in respect of such declared dividend or redemption payment (assuming for this purpose that all of the outstanding shares of VII Cable Preferred Stock are held by a single holder), and (y) take such reasonable action which may be necessary, in the opinion of TCI's legal counsel, in order that (i) the shares of TCI Stock to be so delivered are fully paid and nonassessable and free from any preemptive rights, liens or adverse claims, (ii) the delivery of such shares of TCI Stock is exempt from the registration or qualification requirements of the Securities Act and applicable state securities laws or, if no such exemption is available, the shares of TCI Stock to be so delivered are duly registered or qualified under the Securities Act and applicable state securities laws, and (iii) the shares of TCI Stock to be so delivered are listed, and upon delivery are eligible for trading, on the Nasdaq National Market or on a national securities exchange. Notwithstanding the foregoing, neither TCI nor TCI Cable shall have any express or implied liability or obligation to any holder of shares of VII Cable Preferred Stock with respect to the exchange of such shares into TCI Stock, or to any such holder or (except in certain circumstances in the case of dividends) to VII Cable with respect to the payment of any dividend or mandatory or optional redemption payment in shares of TCI Stock. Shares of VII Cable Preferred Stock redeemed by VII Cable will be retired and resume the status of authorized and unissued shares of Preferred Stock, without designation as to series, until such shares are once more designated as part of a particular series of Preferred Stock by the VII Cable Board.

                     COMPARISON OF RIGHTS OF STOCKHOLDERS
                            OF VIACOM AND VII CABLE

  The following is a summary of material differences between the rights of holders of Viacom Common Stock and the rights of holders of VII Cable Class A Common Stock and VII Cable Preferred Stock (after giving effect to the Recapitalization). Because each of Viacom and VII Cable is organized under the laws of Delaware, such differences arise principally from provisions of the charter of each of Viacom and VII Cable. Assuming that the Stock Issuance occurs in accordance with the terms and conditions of the Subscription Agreement, shares of VII Cable Class A Common Stock issued to holders of shares of Viacom Common Stock whose shares are accepted for exchange will automatically convert into shares of VII Cable Preferred Stock on the Exchange Date immediately after the consummation of the Stock Issuance. Accordingly, holders of shares of Viacom Common Stock tendering such shares in the Exchange Offer should expect to receive shares of VII Cable Preferred Stock in exchange after the consummation of the Stock Issuance.

  The following summaries do not purport to be complete statements of the rights of Viacom stockholders under Viacom's Restated Certificate of Incorporation as compared with the rights of VII Cable stockholders under VII Cable's Restated Certificate of Incorporation and By-laws or a complete description of the specific provisions referred to herein. The identification of specific differences is not meant to indicate that other equal or more significant differences do not exist. These summaries are qualified in their entirety by reference to the DGCL and governing corporate instruments of Viacom and VII Cable, to which stockholders are referred. The terms of VII Cable's capital stock are described in greater detail under "Description of VII Cable Capital Stock."

VOTING RIGHTS

  Viacom Common Stock. Except as otherwise expressly provided below, all issued and outstanding shares of Viacom Class A Common Stock and Viacom Class B Common Stock are identical and entitle the holders to the same rights and privileges. With respect to all matters upon which stockholders are entitled to vote, holders of outstanding shares of Viacom Class A Common Stock vote together with the holders of any other outstanding shares of capital stock of Viacom entitled to vote, without regard to class, and every holder of outstanding shares of Viacom Class A Common Stock is entitled to cast one vote in person or by proxy for each share of Viacom Class A Common Stock outstanding in such stockholder's name. Except as otherwise required by the DGCL, the holders of outstanding shares of Viacom Class B Common Stock are not entitled to any votes upon any questions presented to stockholders of Viacom.

  VII Cable Class A Common Stock. VII Cable Class A Common Stock entitles holders thereof to one vote for each share on each matter upon which stockholders have the right to vote.

  VII Cable Preferred Stock. VII Cable Preferred Stock does not entitle its holders to voting rights with respect to general corporate matters, except as provided by law and except (i) if dividends on the VII Cable Preferred Stock are in arrears and unpaid for at least six quarterly dividend periods, in which case the number of directors constituting the VII Cable Board will, without further action, be increased by two to permit the holders of the shares of VII Cable Preferred Stock, voting separately as a class (with the holders of all other shares of Parity Stock upon which like voting rights have been conferred and are exercisable), to elect by a plurality vote two directors, until such time as all dividends in arrears on the VII Cable Preferred Stock are paid in full or (ii) if VII Cable seeks to (a) amend, alter or repeal (by merger or otherwise) any provision of the Amended and Restated Certificate of Incorporation so as to affect adversely the specified rights, preferences, privileges or voting rights of holders of shares of the VII Cable Preferred Stock, (b) issue additional shares of VII Cable Preferred Stock, (c) create or issue any class or series of Senior Stock or (d) effect any reclassification of the VII Cable Preferred Stock (other than a reclassification that solely seeks to change the designation of the VII Cable Preferred Stock and does not adversely affect the powers, preferences or rights of the holders of shares of VII Cable Preferred Stock outstanding immediately prior to such reclassification), in each of which events specified in this clause (ii) the affirmative vote or consent of at least 66 2/3% of the shares of VII Cable Preferred Stock then outstanding, voting or consenting, as the case may be, separately as one class, would be required.

DIVIDENDS

  Viacom Common Stock. Viacom has not declared cash dividends on its common equity and has no present intention of so doing.

  VII Cable Class A Common Stock. The VII Cable Class A Common Stock is not expected to be outstanding for any significant period of time, if at all, after the consummation of the Stock Issuance. Accordingly, it is not anticipated that any dividends will be declared or paid with respect to such stock.

  VII Cable Preferred Stock. Holders of VII Cable Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends on the Preferred Stock at a rate per annum of $5 per share, payable quarterly, and no more. All dividends will be fully cumulative whether or not earned or declared and shall accrue on a daily basis from the date of issuance of the VII Cable Preferred Stock and will be payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year to holders of record as they appear on the stock transfer books of VII Cable on such record dates, not more than 60 days nor less than 10 days preceding the payment dates for such dividends, as are fixed by the VII Cable Board.

  All dividends may be paid, at VII Cable's option, in cash or in TCI Stock, or in a combination of the foregoing forms of consideration. See "Description of VII Cable Capital Stock--VII Cable Preferred Stock--Dividends."

LIQUIDATION PREFERENCE

  None of the holders of Viacom Common Stock or VII Cable Class A Common Stock are entitled to be paid any liquidation preference.

  Upon any voluntary or involuntary liquidation, dissolution or winding-up of VII Cable, holders of VII Cable Preferred Stock will be entitled to be paid, out of the assets of VII Cable available for distribution, $100.00 per share, plus an amount in cash equal to accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up, and no more, before any payment shall be made or any assets distributed to the holders of any class or series of Junior Stock, including, without limitation, any class or series of common stock of VII Cable. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of VII Cable, the amounts payable with respect to the VII Cable Preferred Stock and all other Parity Stock are not paid in full, the holders of the VII Cable Preferred Stock and the Parity Stock will share equally and ratably in any distribution of assets of VII Cable in proportion to the full liquidation preference and accumulated and unpaid dividends to which each is entitled. See "Description of VII Cable Capital Stock--VII Cable Preferred Stock--Liquidation Preference."

                   RELATIONSHIP BETWEEN VIACOM AND VII CABLE

  Viacom has provided VII Cable with certain administrative services, including risk management, legal, financial and other corporate services for which an expense has been allocated in VII Cable's financial statements. In addition, VII Cable, through the normal course of business, is involved in transactions with Viacom and its affiliated companies. VII Cable has affiliation arrangements to distribute television program services of companies owned by or affiliated with Viacom, including Showtime, MTV, Nickelodeon, VH1, Comedy Central, USA Network, The Sci-Fi Channel, The Movie Channel, Flix and Lifetime (in which Viacom had an equity participation until April 1, 1994). These affiliation arrangements require VII Cable to pay license fees based upon the number of subscribers receiving the programming. Aggregate license fees incurred under such affiliation arrangements with Viacom affiliates were $30.7 million in 1995, $28.6 million in 1994 and $23.8 million in 1993. See Note 6 of the Notes to Combined Financial Statements of VII Cable.

        RELATIONSHIP BETWEEN VII CABLE AND TCI AFTER THE EXCHANGE OFFER

OWNERSHIP OF CLASS B COMMON STOCK

  Immediately following the Stock Issuance, TCI Cable will own 100 shares of VII Cable Class B Common Stock, which at that time, will represent 100% of the outstanding common equity securities of VII Cable. Consequently, TCI Cable will have significant influence over the policies and affairs of VII Cable and, subject only to the rights of holders of VII Cable Preferred Stock set forth in VII Cable's Restated Certificate of Incorporation, will have the power to control all matters (including the election of directors) requiring the approval of stockholders of VII Cable. See "Risk Factors--Controlling Stockholder" and "Description of VII Cable Capital Stock--VII Cable Preferred Stock--Voting Rights."

SERVICES AGREEMENT

  Upon consummation of the Stock Issuance, TCI and TCI Cable will provide certain facilities, services and personnel to VII Cable. The scope of the facilities, personnel and services to VII Cable and the respective charges payable in respect thereof are set forth in a services agreement to be entered into among TCI, TCI Cable and VII Cable (the "Services Agreement"). Pursuant to the Services Agreement, TCI will provide to VII Cable administrative and operational services necessary for the conduct of its business, including, but not limited to, such services as are generally performed by TCI's accounting, finance, corporate, legal and tax departments. In addition, TCI and TCI Cable will make available to VII Cable such general overall management services and strategic planning services as TCI, TCI Cable and VII Cable shall agree, and shall provide VII Cable with such access to and assistance from TCI Cable's engineering and construction groups and TCI's programming and technology/venture personnel as VII Cable may from time to time request.

  The Services Agreement will also provide that, for so long as TCI continues to beneficially own shares of VII Cable's common stock representing at least a majority in voting power of the outstanding shares of capital stock of VII Cable entitled to vote generally in the election of directors, TCI will continue to provide in the same manner, and on the same basis as is generally provided from time to time to other participating TCI subsidiaries, benefits and administrative services to VII Cable's employees. In this regard, VII Cable will be allocated that portion of TCI's compensation expense attributable to benefits extended to employees of VII Cable.

  Pursuant to the Services Agreement, VII Cable will from time to time reimburse TCI and TCI Cable for all direct expenses incurred by them in providing such services and a pro rata share of all indirect expenses incurred by them in connection with the rendering of such services, including a pro rata share of the salary and other compensation of TCI and TCI Cable employees performing services for VII Cable and general overhead expenses. The obligations of TCI and TCI Cable to provide services under the Services Agreement (other than TCI's obligation to allow the Company's employees to participate in TCI's employee benefit plans) will continue in effect until terminated by any party to the Services Agreement at any time on not less than 60 days' notice.

PROGRAMMING

  SSI, an indirect wholly owned subsidiary of TCI Cable, purchases programming services from program suppliers and then makes such services available to TCI Cable's subsidiaries and certain of its affiliates at SSI's cost and, in some circumstances, an administrative fee. Following the Stock Issuance, it is anticipated that the cable systems owned and operated by VII Cable will purchase programming from SSI at SSI's cost.

OTHER

  TCI, through certain of its affiliates, is a general partner in TCGSF and TCGS. See Note 3 of the Notes to Combined Financial Statements of VII Cable for the year ended December 31, 1995.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of the material United States federal income tax consequences relating to the Transaction and the ownership and disposition of VII Cable Preferred Stock. The discussion contained in this Offering
Circular - Prospectus is based on the law in effect as of the date of this Offering Circular - Prospectus. Viacom stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the Transaction.

THE TRANSACTION

  Viacom has received a Ruling Letter from the IRS to the effect that, for federal tax purposes, the Transaction will qualify as a tax-free distribution to Viacom's stockholders under Sections 355 and 368 of the Code (except with respect to cash received in lieu of fractional shares) and, in general, is tax-free to Viacom. The Ruling Letter, while generally binding on the IRS, is subject to certain factual representations and assumptions. If any such factual representations or assumptions are incorrect or untrue in any material respect, Viacom will not be able to rely on the Ruling Letter. Viacom is not aware of any facts or circumstances which would cause any such representations or assumptions to be incorrect or untrue in any material respect. Nevertheless, if the Transaction is subsequently held to be taxable, both Viacom and its stockholders whose shares were accepted for exchange in the Exchange Offer could be subject to tax on the Transaction (subject to the obligation of TCI and TCI Cable to indemnify Viacom under certain circumstances pursuant to the Tax Indemnity Letter), which tax could be material.

OWNERSHIP AND DISPOSITION OF VII CABLE PREFERRED STOCK

  Dividends. Dividends paid on the VII Cable Preferred Stock out of VII Cable's current or accumulated earnings and profits (if any) will be taxable as ordinary income and should qualify for the 70% intercorporate dividends-received deduction subject to the minimum holding period (generally at least 46 days) and other applicable requirements. The amount of any such dividends will be the amount of cash distributed or, in the case of dividends paid in shares of TCI Stock, the fair market value of such TCI Stock on the date it is distributed. Dividends in excess of VII Cable's current and accumulated earnings and profits will be taxed first as a tax-free return of capital to the extent of the holder's basis in its VII Cable Preferred Stock, and thereafter as capital gain from the sale or exchange of the VII Cable Preferred Stock. Such gain will be long-term or short-term capital gain depending on the holder's holding period for the VII Cable Preferred Stock.

  Constructive Dividends. Under Section 305 of the Code and related Treasury Regulations, if the redemption price of redeemable preferred stock exceeds its issue price, and such redemption premium is not considered reasonable, such premium may in certain circumstances be taxable as a constructive dividend taken into account by the holder each year generally in the same manner as original issue discount would be taken into account were the preferred stock treated as a debt instrument for federal income tax purposes. Any such constructive dividends would be subject to the same rules applicable to the stated quarterly dividends, as described above. In the case where preferred stock is subject to mandatory redemption or is puttable by the holder to the issuer, a premium payable on such redemption or put will be considered reasonable only if such premium does not exceed 0.25% of the redemption price multiplied by the number of complete years to maturity or the time at which the stock is assumed to be put, as the case may be (in either case, the "de minimis amount").

  For purposes of these provisions, the issue price of the VII Cable Preferred Stock should be its fair market value at the time of issuance. If this amount is less than the mandatory redemption price by at least the de minimis amount, the foregoing constructive dividend rules will be applicable with respect to such premium. In addition, the VII Cable Preferred Stock will also be considered puttable because of the holder's ability to exchange such shares for TCI Stock. As a result, it is possible that the holder could be required to take into account as a constructive dividend any additional redemption premium resulting from such put right. Because the premium payable as a result of such an exchange for TCI Stock will depend on the fair market value of the TCI Stock received, the amount of any such premium is unclear. Moreover, it is also unclear how any such constructive dividends as a result of any such premium should be taken into account where the amount of such premium could vary over time.

  Sale or Exchange. Except as discussed below with respect to "section 306 stock," a holder will generally recognize gain or loss upon a sale or exchange of VII Cable Preferred Stock measured by the difference (if any) between the amount realized upon such sale or exchange and the holder's tax basis in the VII Cable Preferred Stock. An exchange of VII Cable Preferred Stock for TCI Stock will be treated as such a taxable exchange, and the amount realized upon such exchange will equal the fair market value of such TCI Stock. Any such gain or loss recognized upon a sale or exchange will be long-term or short-term capital gain or loss depending on the holder's holding period for the VII Cable Preferred Stock so sold or exchanged.

  Under certain circumstances, a stockholder that receives "section 306 stock" within the meaning of Section 306(c) of the Code is required to recognize as ordinary income, in the case of a taxable disposition of such stock, or as dividend income, in the case of a redemption of such stock, all or a portion of the proceeds received by such stockholder from such disposition or redemption, without regard to the stockholder's tax basis in its shares, and may not recognize any loss therefrom. The VII Cable Preferred Stock received by tendering holders is likely to be considered "section 306 stock" if, immediately prior to the consummation of the Transaction, the receipt by such holder of cash (in an amount equal to the fair market value of such VII Cable Preferred Stock) in a redemption of the number of such holder's shares of Viacom Common Stock exchanged in the Exchange Offer would have been treated as a dividend under Section 302 of the Code. Under the circumstances, a redemption for cash generally would not have been treated as a dividend with respect to a holder under Section 302 if the redemption (i) results in a "complete termination" of the holder's interest in Viacom, (ii) is "substantially disproportionate" with respect to such holder, or (iii) is "not essentially equivalent" to a dividend with respect to such holder. The determination of whether these tests will be met will depend on the facts and circumstances in each case, including the proportion of the Viacom Common Stock exchanged by such holder in the Exchange Offer, and the constructive stock ownership of such holder in Viacom under Section 318 of the Code. An exception to the disposition and redemption rules described in the first sentence of this paragraph is provided for a disposition or redemption in complete termination of the stockholder's interest (subject to certain ownership attribution rules); however, it is not clear whether such exception would apply if the stockholder continued to own (directly or through attribution) any stock of Viacom. Holders should consult their tax advisors regarding the consequences of the acquisition and ownership of the VII Cable Preferred Stock under Section 306 of the Code.

  Adjustments to Exchange Ratio. In general, any adjustments to the TCI Exchange Rate for the exchange of VII Cable Preferred Stock into TCI Stock should not be taxable to the holders thereof. However, adjustments to the TCI Exchange Rate, and adjustments to the property that the holder is entitled to receive upon an exchange, to take into account indebtedness, cash or other property distributed with respect to the TCI Stock or used to redeem or exchange any Redeemable Capital Stock for which shares of VII Cable Preferred Stock could have been exchanged will be taxable to the holder of the VII Cable Preferred Stock. Such an adjustment will be treated as a constructive dividend and will be taxable in the manner described above.

 Backup Withholding

  A holder of VII Cable Preferred Stock may, under certain circumstances, be subject to backup withholding at the rate of 31% with respect to dividends or the proceeds of sale, exchange or redemption of such shares unless such holder
(i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the holder's federal income tax liability. A holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

  THE SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS BASED ON THE CODE, THE REGULATIONS PROMULGATED THEREUNDER BY THE UNITED STATES TREASURY DEPARTMENT AND THE INTERPRETATIONS OF THE CODE AND REGULATIONS BY THE COURTS AND THE IRS, ALL AS THEY EXIST AS OF THE DATE OF THIS OFFERING
CIRCULAR - PROSPECTUS. THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND DOES NOT DISCUSS ALL TAX CONSIDERATIONS THAT MAY BE RELEVANT TO VIACOM STOCKHOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, NOR DOES IT ADDRESS THE CONSEQUENCES TO CERTAIN VIACOM STOCKHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER THE UNITED STATES FEDERAL INCOME TAX LAWS (SUCH AS TAX-EXEMPT ENTITIES, NON-RESIDENT ALIEN INDIVIDUALS AND FOREIGN CORPORATIONS). IN ADDITION, THIS SUMMARY DOES NOT ADDRESS THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO VIACOM STOCKHOLDERS WHO DO NOT HOLD THEIR VIACOM COMMON STOCK AS A CAPITAL ASSET. THIS SUMMARY DOES NOT ADDRESS ANY STATE, LOCAL OR FOREIGN TAX CONSEQUENCES. VIACOM STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTION AND THE OWNERSHIP AND DISPOSITION OF VII CABLE PREFERRED STOCK, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS AND ANY CHANGES IN FEDERAL TAX LAWS THAT OCCUR AFTER THE DATE OF THIS OFFERING CIRCULAR - PROSPECTUS.

  For a description of an agreement pursuant to which Viacom and Viacom International have provided for certain tax sharing and other tax-related matters, see "Arrangements among Viacom, Viacom International, TCI and TCI Sub--Terms of Certain Ancillary Agreements--Tax Indemnity Letter."

                                 LEGAL MATTERS

  The validity of the shares of VII Cable Class A Common Stock and the shares of VII Cable Preferred Stock will be passed upon by Shearman & Sterling.

                                    EXPERTS

  The combined financial statements of VII Cable as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The (i) consolidated financial statements of Viacom incorporated in this Offering Circular - Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1995 and (ii) consolidated financial statements of Paramount Communications Inc. ("Paramount") as of March 31, 1994 and for the eleven months ended March 31, 1994 incorporated by reference from the Current Report on Form 8-K of Viacom filed on April 14, 1995 (the "Viacom Form 8-K") have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The consolidated financial statements of Paramount at April 30, 1993 and at October 31, 1992, and for the six-month period ended April 30, 1993, and for each of the two years in the period ended October 31, 1992 incorporated by reference in this Offering Circular - Prospectus from the Viacom Form 8-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements and schedules of Blockbuster Entertainment Corporation and subsidiaries as of December 31, 1993 and 1992, and for each of the three years in the period ended December 31, 1993 incorporated by reference in this Offering Circular - Prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                   VII CABLE

                     INDEX TO COMBINED FINANCIAL STATEMENTS

Audited Combined Financial Statements:
  Report of Independent Accountants.....................................  F-2
  Combined Statements of Operations for the years ended December 31,
   1995, 1994 and 1993..................................................  F-3
  Combined Balance Sheets as of December 31, 1995 and 1994..............  F-4
  Combined Statements of Cash Flows for the years ended December 31,
   1995, 1994 and 1993..................................................  F-5
  Notes to Combined Financial Statements................................  F-6
Unaudited Interim Combined Financial Statements:
  Combined Statements of Operations for the three months ended March 31,
   1996 and 1995........................................................  F-15
  Combined Balance Sheets as of March 31, 1996 and December 31, 1995....  F-16
  Combined Statements of Cash Flows for the three months ended March 31,
   1996 and 1995........................................................  F-17
  Notes to Combined Financial Statements................................  F-18

                       REPORT OF INDEPENDENT ACCOUNTANTS

February 14, 1996

To the Board of Directors and
 Stockholders of Viacom International Inc.

  In our opinion, the accompanying combined balance sheets and the related combined statements of operations, and of cash flows present fairly, in all material respects, the financial position of VII Cable (as defined in Note 1 to the financial statements) at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Viacom International Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in the notes to the combined financial statements, effective January 1, 1993, VII Cable adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Effective January 1, 1994, VII Cable adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

  Our audits of the combined financial statements of VII Cable also included an audit of the Financial Statement Schedule on page S-1. In our opinion, the Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements.

PRICE WATERHOUSE LLP

150 Almaden Boulevard
San Jose, CA 95113

                                   VII CABLE

                       COMBINED STATEMENTS OF OPERATIONS

                             (DOLLARS IN THOUSANDS)

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1995      1994      1993
                                                  --------  --------  --------
Revenues......................................... $442,170  $404,499  $414,786
Expenses:
  Operating (Note 6).............................  191,082   170,779   156,270
  Selling, general and administrative (Note 6)...   88,488    99,935   101,347
  Depreciation and amortization..................   81,774    76,343    73,354
                                                  --------  --------  --------
    Total expenses...............................  361,344   347,057   330,971
                                                  --------  --------  --------
Operating income.................................   80,826    57,442    83,815
Other income (expense):
  Interest expense (Note 6)......................  (48,524)  (38,050)  (33,417)
  Other items, net (Note 10).....................   34,305     6,982    77,736
                                                  --------  --------  --------
Earnings before income taxes and cumulative
 effect of change
 in accounting principle.........................   66,607    26,374   128,134
  Provision for income taxes (Note 7)............  (32,849)  (17,680)  (45,276)
  Equity in earnings (loss) of affiliated
   companies, net of tax (Note 3)................      (44)      452       997
                                                  --------  --------  --------
Net earnings before cumulative effect of change
 in accounting principle.........................   33,714     9,146    83,855
  Cumulative effect of change in accounting
   principle (Note 7)............................      --        --     13,536
                                                  --------  --------  --------
Net earnings..................................... $ 33,714  $  9,146  $ 97,391
                                                  ========  ========  ========



                  See notes to combined financial statements.

                                   VII CABLE

                            COMBINED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                            DECEMBER 31,
                                                        ----------------------
                                                           1995        1994
                                                        ----------  ----------
ASSETS
Current assets:
  Cash................................................. $    2,294  $    3,011
  Receivables, less allowances of $1,689 (1995) and
   $1,251 (1994) (Note 6)..............................     14,333      12,655
  Marketable securities available-for-sale.............        --       24,730
  Other current assets.................................      3,342       3,065
                                                        ----------  ----------
    Total current assets...............................     19,969      43,461
                                                        ----------  ----------
Property and equipment:
  Land.................................................      5,470       5,447
  Buildings............................................     20,347      19,479
  Distribution systems.................................    549,553     472,938
  Equipment and other..................................    171,958     147,680
                                                        ----------  ----------
                                                           747,328     645,544
  Less accumulated depreciation........................   (327,684)   (280,511)
                                                        ----------  ----------
    Net property and equipment.........................    419,644     365,033
                                                        ----------  ----------
Intangibles, at amortized cost.........................    561,229     578,072
Other assets...........................................     65,971      53,868
                                                        ----------  ----------
                                                        $1,066,813  $1,040,434
                                                        ==========  ==========
LIABILITIES AND VIACOM EQUITY INVESTMENT
Current liabilities:
  Accounts payable (Note 6)............................ $   28,380  $   24,975
  Accrued expenses (Note 6)............................     30,613      32,623
  Accrued compensation.................................      8,152      10,154
  Deferred taxes (Note 7)..............................     12,501      19,904
  Other current liabilities............................      1,477       1,112
                                                        ----------  ----------
    Total current liabilities..........................     81,123      88,768
                                                        ----------  ----------
Deferred taxes (Note 7)................................     60,452      59,750
Long-term debt (Note 4)................................     57,000      57,000
Other liabilities......................................     11,131      10,976
Commitments and contingencies (Note 8)
Viacom equity investment (Note 5)......................    857,107     823,940
                                                        ----------  ----------
                                                        $1,066,813  $1,040,434
                                                        ==========  ==========

                  See notes to combined financial statements.

                                   VII CABLE

                       COMBINED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                  YEAR ENDED DECEMBER 31,
                                               -------------------------------
                                                 1995       1994       1993
                                               ---------  ---------  ---------
Operating activities:
  Net earnings................................ $  33,714  $   9,146  $  97,391
  Adjustments to reconcile net earnings to net
   cash flow from operating activities:
    Depreciation and amortization.............    81,774     76,343     73,354
    Gain on sale of marketable securities.....   (26,902)       --     (17,437)
    Gain on sale of Viacom Cablevision of
     Wisconsin, Inc...........................       --         --     (55,007)
    Cumulative effect of change in accounting
     principle................................       --         --     (13,536)
    Increase in receivables...................    (1,678)    (4,315)    (3,005)
    Increase (decrease) in accounts payable
     and accrued expenses.....................      (242)    (1,085)    14,895
    Other, net................................    (2,070)    (2,197)     2,134
                                               ---------  ---------  ---------
      Net cash flow from operating activities.    84,596     77,892     98,789
                                               ---------  ---------  ---------
Investing activities:
  Capital expenditures........................  (117,966)   (99,198)   (79,341)
  Proceeds from sale of marketable securities.    27,001        --      18,140
  Proceeds from dispositions..................       --       1,430     94,429
  Investments in and advances to affiliated
   companies..................................    (7,336)   (12,765)       --
  Other, net..................................    (1,613)      (315)       158
                                               ---------  ---------  ---------
      Net cash flow from investing activities.   (99,914)  (110,848)    33,386
                                               ---------  ---------  ---------
Financing activities:
  Distributions to Viacom.....................  (505,265)  (434,002)  (508,257)
  Distributions from Viacom...................   409,264    392,896    317,078
  Allocated charges from Viacom...............   110,602     75,221    105,390
  Principal repayment of long-term debt.......       --         --     (49,018)
                                               ---------  ---------  ---------
Net cash flow from financing activities.......    14,601     34,115   (134,807)
                                               ---------  ---------  ---------
Net increase (decrease) in cash...............      (717)     1,159     (2,632)
Cash at beginning of year.....................     3,011      1,852      4,484
                                               ---------  ---------  ---------
Cash at end of year........................... $   2,294  $   3,011  $   1,852
                                               =========  =========  =========


                  See notes to combined financial statements.

                                   VII CABLE

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                            (DOLLARS IN THOUSANDS)

NOTE 1--BASIS OF PRESENTATION

  On July 24, 1995, Viacom Inc. ("Viacom"), Viacom International Inc. (after giving effect to the First Distribution as defined below, "VII Cable"), a wholly owned subsidiary of Viacom, and Viacom International Services Inc. ("New VII"), a wholly owned subsidiary of VII Cable, entered into certain agreements (the "Transaction Agreements") with Tele-Communications, Inc. ("TCI") and a subsidiary of TCI ("TCI Sub"), providing for, among other things, the conveyance of Viacom International Inc.'s non-cable assets and liabilities to New VII, the distribution of all of the common stock of New VII to Viacom (the "First Distribution"), the Exchange Offer (as defined below) and the issuance to TCI Sub of all of the Class B Common Stock of VII Cable. Viacom will commence an exchange offer (the "Exchange Offer") pursuant to which Viacom shareholders may exchange shares of Viacom Class A or Class B Common Stock for shares of VII Cable Class A Common Stock. The First Distribution will not occur until the date of consummation of the Exchange Offer.

  Prior to the consummation of the Exchange Offer, Viacom International will enter into a $1.7 billion credit agreement. Proceeds from such credit agreement will be transferred by Viacom International Inc. to New VII as part of the First Distribution. Viacom also entered into a definitive agreement with TCI under which TCI Sub, through a capital contribution of $350 million in cash, will purchase all of the shares of Class B Common Stock of VII Cable immediately following the consummation of the Exchange Offer. At that time, the shares of Class A Common Stock of VII Cable will convert into shares of cumulative redeemable exchangeable preferred stock (the "Preferred Stock"). The Preferred Stock will be exchangeable after the fifth anniversary of issuance at the holders' option for TCI Class A Common Stock.

  National Amusements, Inc. ("NAI"), which owns approximately 25% of Viacom Class A and Class B Common Stock on a combined basis, will not participate in the Exchange Offer. The Exchange Offer and related transactions are subject to several conditions, including regulatory approvals, receipt of a tax ruling and consummation of the Exchange Offer.

  VII Cable owns and operates cable television systems in five geographic regions, including the San Francisco and Northern California area, Salem, Oregon, Seattle, Washington and the Greater Puget Sound area, Nashville, Tennessee and Dayton, Ohio. Substantially all of VII Cable's revenues are earned from subscriber fees for primary and premium subscription services, the rental of converters and remote control devices, and installation fees. Additional revenues are derived from the sale of advertising, pay-per-view programming fees, payments received from revenue-sharing arrangements in respect of products sold through home shopping services, and the leasing of fiber optic capacity in three of VII Cable's franchise areas to partnerships (in which VII Cable has an equity interest) engaged in the provision of competitive access telephone services.

  On October 13, 1995, TCI Sub (as buyer) and Prime Cable of Fort Bend, L.P. and Prime Cable Income Partners, L.P. (as sellers) executed asset and stock purchase and sale agreements providing for the sale of certain cable television systems serving the greater Houston Metropolitan Area for a total base purchase price of $301 million, subject to adjustments. On December 18, 1995, TCI Sub assigned all of its rights, remedies, title and interest in, to and under such agreements to InterMedia Partners Southeast ("IMP"). After consummation of the VII Cable transaction, IMP intends to swap its Houston cable system for VII Cable's Nashville cable system. The swap is intended to qualify as a like-kind exchange under Section 1031 of the Internal Revenue Code. As of December 31, 1995, the net book value of VII Cable's Nashville cable system was $109,842.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could subsequently differ from those estimates.

                                   VII CABLE

                            (DOLLARS IN THOUSANDS)
  The accompanying financial statements and related notes reflect the carve-out historical results of operations and financial position of the cable television business of Viacom. These financial statements are not necessarily indicative of results that would have occurred if VII Cable had been a separate stand-alone entity during the periods presented or of future results of VII Cable.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Combination

  The combined financial statements include the accounts of VII Cable and all investments of more than 50% in subsidiaries. All significant intercompany transactions with combined entities have been eliminated. Investments in affiliated companies over which VII Cable has significant control or ownership of more than 20% but less than or equal to 50% are accounted for under the equity method. Investments of 20% or less are accounted for under the cost method. Investments in affiliates are included in Other assets.

 Property and Equipment

  Property and equipment, including construction in progress, is stated at cost. Inventory, which consists primarily of construction material, is recorded at the lower of weighted average cost or market. Construction in progress and inventory are included in equipment and other. VII Cable capitalizes interest costs associated with certain qualifying assets. The total amount of interest costs capitalized was $1,884 (1995), $839 (1994) and $372 (1993). Repairs and maintenance are charged to operations, and renewals and additions are capitalized. Upon the normal retirement of distribution system components, the cost is charged to accumulated depreciation with no effect on net earnings. For all other retirements, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized.

  Depreciation expense is computed principally on a straight-line method over estimated useful lives of 9-15 years for distribution systems, 4-10 years for machinery and equipment and 28-30 years for buildings. Depreciation expense was $63,092 (1995), $57,826 (1994) and $54,754 (1993).

 Intangibles

  Intangible assets primarily consist of the cost of acquired businesses in excess of the fair value of tangible assets and liabilities acquired attributable to the NAI leveraged buyout of Viacom International Inc. in June 1987. Such assets are amortized on a straight-line basis over estimated useful lives of up to 40 years. In addition, VII Cable has franchise rights to operate cable television systems in various towns and political subdivisions within its service areas. The cost of successful franchise applications are capitalized and amortized over the life of the related franchise agreement. Franchise lives generally range from 10 to 25 years with various dates of expiration. VII Cable evaluates the realizability of intangibles on an ongoing basis in light of changes in business conditions, events or circumstances that may indicate the potential impairment of intangible assets. Accumulated amortization of intangible assets was $157,407 and $138,739 at December 31, 1995 and 1994, respectively.

 Revenue Recognition

  Subscriber fees are recognized in the period the service is provided.

 Provision for Doubtful Accounts

  The provision for doubtful accounts charged to expense was $7,362 (1995), $6,178 (1994) and $7,250 (1993).

                                   VII CABLE

                            (DOLLARS IN THOUSANDS)

 Financial Instruments

  VII Cable's carrying value of financial instruments approximates fair value. The most significant financial instruments are debt and marketable securities available-for-sale.

  During the first quarter of 1994, VII Cable adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Under SFAS 115, investments classified as available-for-sale are carried at fair value and unrealized holding gains and losses during the period are recorded as a component of equity. The cumulative effect of the change in accounting principle is recorded, net of tax, as a component of equity. Prior to the adoption of SFAS 115, marketable equity securities held by VII Cable were reported at the lower of cost or market. During February 1995, VII Cable sold its marketable securities available-for-sale, resulting in a pre-tax gain of $26,902 which is in Other items, net.

 Recent Accounting Pronouncements

  During 1995, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which VII Cable will be required to adopt in 1996. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. VII Cable has evaluated the impact of SFAS 121 and it will not have a significant effect on VII Cable's combined financial position or results of operations.

  During 1995, the FASB issued Financial Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which establishes a fair value based method of accounting for compensation costs related to stock option plans and other forms of stock based compensation plans as an alternative to the intrinsic value based method of accounting defined under Accounting Principles Board Opinion No. 25. Companies who do not elect the new method of accounting for 1996 will be required to provide pro forma disclosures as if the fair value based method had been applied. VII Cable has not determined which method they will elect.

NOTE 3--EQUITY IN EARNINGS OF AFFILIATED COMPANIES

  Equity in earnings of affiliated companies is primarily comprised of VII Cable's general partnership interests in Northwest Cable Advertising (50% owned), Bay Cable Advertising (33 1/3% owned), TCG San Francisco ("TCGSF") (23% owned), TCG Seattle ("TCGS") (22% owned) and Prime Sports Northwest Network ("Prime Sports") (40% owned).

  The principal business of Northwest Cable Advertising and Bay Cable Advertising (the "Advertising Affiliates") is the sale of advertising on cable television systems owned by VII Cable, its general partners and other cable television operators. In exchange for providing advertising airtime, the Advertising Affiliates pay VII Cable affiliate fees, calculated in accordance with affiliation agreements. Revenues from Advertising Affiliates were $7,264
(1995), $6,302 (1994) and $5,225 (1993). Affiliate fees receivable were $2,069 and $1,293 at December 31, 1995 and 1994, respectively.

  TCGSF and TCGS were formed on January 1, 1994 for the purpose of investing in and operating communication facilities. These partnerships lease communication network facilities from VII Cable, which are financed and constructed by VII Cable. TCI through certain of its affiliates is a general partner in these two partnerships. VII Cable's lease revenues were $1,299
(1995) and $484 (1994). Receivables were $1,046 and $2,944 at December 31,
1995 and 1994, respectively.

                                   VII CABLE

                            (DOLLARS IN THOUSANDS)
  The principal business of Prime Sports is to provide a television sports programming service in the northwest United States. In exchange for programming, Prime Sports receives program license revenue from cable television operators including its general partners. VII Cable incurred program license fees under this agreement of $3,347 (1995), $1,962 (1994) and $1,849 (1993). Accounts payable were $280 at December 31, 1995, accrued expenses were $282 and $169 at December 31, 1995 and 1994, respectively. During January 1995, VII Cable entered into an agreement to sell its 40% partnership interest in Prime Sports to a subsidiary of Liberty Media Corporation ("Liberty"), an affiliate of TCI, for sales proceeds of approximately $9 million. Prime Sports is a partnership between VII Cable and Liberty. Net assets of Prime Sports were approximately $4.6 million at December 31, 1995.

  Summarized aggregated financial information for the affiliated companies discussed above is as follows:

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1995     1994     1993
                                                      -------  -------  -------
     Results of operations:
       Revenues...................................... $60,235  $49,142  $36,499
       Operating income (loss).......................  (3,912)     117    4,729
       Net earnings (loss)...........................  (3,894)     (57)   4,842

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1995    1994
                                                                 ------- -------
     Financial position:
       Current assets........................................... $21,840 $32,828
       Noncurrent assets........................................  87,267  54,118
       Current liabilities......................................  14,555  12,262
       Noncurrent liabilities...................................  11,705  13,219
       Partners' equity.........................................  82,847  61,465

NOTE 4--LONG-TERM DEBT

  During 1994, Viacom International Inc., and certain of its subsidiaries (the "Subsidiary Borrowers") entered into a $311 million credit agreement (the "Credit Agreement"), of which $57 million was entered into by Viacom Cablevision of Dayton Inc. ("Dayton"), which is included in the combined financial statements for VII Cable.

  The Credit Agreement is an 8-year term loan maturing on July 1, 2002. Dayton is required to pay interest on the borrowings based upon Citibank, N.A.'s base rate or the London Interbank Offered Rate ("LIBOR") and is affected by Viacom's credit rating. At December 31, 1995 and 1994, LIBOR (upon which the subsidiary borrowing rate was based) was 6.0% and 6.25% respectively. Viacom guarantees obligations under the Credit Agreement.

  The Credit Agreement contains certain covenants which, among other things, require that the Subsidiary Borrowers maintain certain financial ratios and impose on the Subsidiary Borrowers certain limitations on substantial asset sales and mergers with any other company in which an affiliate of Viacom is not the surviving entity. The Credit Agreement contains certain customary events of default and provides that it is an event of default if NAI fails to own at least 51% of the outstanding voting stock of Viacom. The Company is in compliance with all debt covenants.

                                   VII CABLE

                            (DOLLARS IN THOUSANDS)
  In the event that Dayton ceases to be a wholly owned subsidiary of Viacom or VII Cable, the $57 million of borrowings shall be due and payable on the date on which Dayton ceases to be such a wholly owned subsidiary. As a result of the transactions described in Note 1, New VII will assume Dayton's obligation under the Credit Agreement, and such amount will be repaid.

  Under a prior credit agreement with Viacom, $49 million of debt was entered into by Viacom Cablevision of Wisconsin, Inc. This amount was repaid in connection with the sale of this cable system on January 1, 1993.

NOTE 5--VIACOM EQUITY INVESTMENT

  An analysis of the Viacom equity investment activity is as follows:

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1995      1994      1993
                                                  --------  --------  --------
     Balance as of the beginning of the year..... $823,940  $765,531  $753,929
     Net earnings................................   33,714     9,146    97,391
     Cash distributions to Viacom................ (505,265) (434,002) (508,257)
     Cash distributions from Viacom..............  409,264   392,896   317,078
     Allocated charges from Viacom...............  110,602    75,221   105,390
     Unrealized holding gains on marketable
      securities available-for-sale, net of tax..  (15,148)   15,148       --
                                                  --------  --------  --------
     Balance as of the end of the year........... $857,107  $823,940  $765,531
                                                  ========  ========  ========

  Viacom funds the working capital requirements of its businesses based upon a centralized cash management system. Viacom equity investment includes accumulated equity as well as any payables and receivables due to/from Viacom resulting from cash transfers and other intercompany activity. The following is a summary of the allocated charges from Viacom that are reflected in the foregoing analysis of Viacom equity investment activity:

                                                       YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                        1995    1994     1993
                                                      -------- ------- --------
     Interest allocation............................. $ 46,363 $35,681 $ 31,191
     Overhead allocation.............................   13,492  16,849   20,260
     Income tax allocation...........................   30,035   9,188   37,020
     Salaries and benefits payments..................   11,293  11,625   10,103
     Other...........................................    9,419   1,878    6,816
                                                      -------- ------- --------
     Allocated charges from Viacom................... $110,602 $75,221 $105,390
                                                      ======== ======= ========

NOTE 6--RELATED PARTY TRANSACTIONS

  Viacom provides VII Cable with certain general services, including insurance, legal, financial and other corporate functions. Charges for these services have been primarily made based on the average of certain specified ratios of revenues, operating income and net assets. Management believes that the methodologies used to allocate these charges are reasonable. The charges for such services were $13,492 (1995), $16,849 (1994) and $20,260 (1993) and are included in selling, general and administrative expenses.

                                   VII CABLE

                            (DOLLARS IN THOUSANDS)
  In addition to the interest expense recorded by VII Cable on the borrowings under the credit agreements described in Note 4, Viacom allocated interest expense of $46,363 (1995), $35,681 (1994) and $31,191 (1993) related to the
Viacom corporate debt. The additional interest is allocated based on a percentage of VII Cable's average net assets to Viacom's average net assets. Management believes that the methodology used to allocate these charges is reasonable.

  VII Cable, through the normal course of business, is involved in transactions with companies owned by or affiliated with Viacom. VII Cable has agreements to distribute television programs of such companies, including Showtime Networks Inc., MTV Networks, Comedy Central, USA Networks and Lifetime (prior to its sale by Viacom on April 1, 1994). The agreements require VII Cable to pay license fees based upon the number of customers receiving the service. Program license fees incurred under these agreements were $30,694 (1995), $28,582 (1994) and $23,785 (1993). These amounts are included in operating expenses. In addition, cooperative advertising expenses charged to affiliated companies were $1,350 (1995), $1,181 (1994) and $597
(1993). Related party accounts receivable, included in receivables, were $572 and $562 at December 31, 1995 and 1994, respectively. Related party liabilities, included in accounts payable, were $1,176 and $1,128 at December 31, 1995 and 1994, respectively. Related party liabilities, included in accrued expenses, were $2,645 and $2,508 at December 31, 1995 and 1994, respectively.

NOTE 7--INCOME TAXES

  Viacom International Inc. has been included in consolidated federal, state and local income tax returns filed by Viacom. However, the tax expense reflected in the Combined Statements of Operations and tax liabilities reflected in the Combined Balance Sheets have been prepared on a separate return basis as though VII Cable had filed stand-alone income tax returns. The current income tax liabilities for the periods presented have been satisfied by Viacom. These amounts have been reflected in Viacom equity investment in the Combined Balance Sheets. In connection with the transactions described in
Note 1, Viacom has agreed to indemnify VII Cable against income tax assessments, if any, arising from federal, state or local tax audits for periods in which VII Cable was a member of Viacom's consolidated tax group.

  During the first quarter of 1993, VII Cable adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") on a prospective basis and recognized an increase to earnings of $13,536 in 1993 as the cumulative effect of a change in accounting principle. SFAS 109 mandates the liability method for computing deferred income taxes.

  Earnings accounted for under the equity method of accounting is shown net of tax on the Combined Statements of Operations.

                                   VII CABLE

                             (DOLLARS IN THOUSANDS)

  Components of the provision for income taxes are as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                         1995     1994    1993
                                                        -------  ------- -------
     Federal:
       Current........................................  $25,894  $ 6,018 $31,381
       Deferred.......................................    2,546    8,534   8,366
     State and local:
       Current........................................    4,171    2,868   4,975
       Deferred.......................................      238      260     554
                                                        -------  ------- -------
     Provision for income taxes on operating income...   32,849   17,680  45,276
     Provision (benefit) for income taxes on income of
      affiliated companies............................      (30)     301     664
                                                        -------  ------- -------
         Total provision for income taxes.............  $32,819  $17,981 $45,940
                                                        =======  ======= =======

  A reconciliation of the U.S. Federal statutory tax rate to VII Cable's effective tax rate on operating income before income taxes is as follows:

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1995     1994     1993
                                                      -------  -------  -------
     Statutory U.S. tax rate........................     35.0%    35.0%    35.0%
     Amortization of goodwill.......................      9.5     23.3      4.8
     State and local taxes, net of federal tax bene-
      fit...........................................      4.4      8.1      3.0
     Basis differential on assets sold..............      --       --      (8.7)
     Effect of change in tax rate...................      --       --       1.1
     Other, net.....................................      0.4      0.6      0.1
                                                      -------  -------  -------
         Effective tax rate.........................     49.3%    67.0%    35.3%
                                                      =======  =======  =======

  The following is a summary of the deferred tax accounts in accordance with SFAS 109:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1995     1994
                                                               -------  -------
     Current deferred tax (assets) liabilities:
       Property taxes......................................... $13,230  $10,576
       Marketable securities available-for-sale...............     --     9,483
       Other..................................................    (729)    (155)
                                                               -------  -------
     Net current deferred tax liabilities.....................  12,501   19,904
                                                               -------  -------
     Noncurrent deferred tax (assets) liabilities:
       Fixed asset basis differences..........................  60,558   59,902
       Other..................................................    (106)    (152)
                                                               -------  -------
     Net noncurrent deferred tax liabilities..................  60,452   59,750
                                                               -------  -------
     Deferred tax liabilities................................. $72,953  $79,654
                                                               =======  =======

                                   VII CABLE

                            (DOLLARS IN THOUSANDS)
NOTE 8--COMMITMENTS AND CONTINGENCIES

  Minimum annual rental commitments at December 31, 1995 under noncancellable operating leases for office space and equipment are as follows:

             1996............................. $ 4,161
             1997.............................   3,272
             1998.............................   2,931
             1999.............................   2,361
             2000.............................   1,628
             Thereafter.......................   1,837
                                               -------
             Total minimum lease payments..... $16,190
                                               =======

  Rent expense was $7,704 (1995), $7,670 (1994) and $7,299 (1993).

  On October 5, 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992 (the "Cable Act"). In 1993, 1994 and 1995 the Federal Communication Commission (the "FCC") issued and subsequently clarified regulations implementing the rate regulation provisions of the Cable Act. As a result of the Cable Act, VII Cable's basic and tier service rates and its equipment and installation charges (the "Regulated Services") are subject to the jurisdiction of local franchising authorities and the FCC. Basic and tier service rates are set utilizing either FCC benchmarks and increase formulas, or cost of service methodologies; equipment and installation charges are based on actual costs.

  VII Cable believes that it has complied in all material respects with the provisions of the Cable Act. However, VII Cable's rates for Regulated Services are subject to review by appropriate local franchise authorities or, if a complaint is filed, the FCC. If as a result of such review a cable television system cannot substantiate its rates, it could be required to retroactively reduce its rates to the appropriate benchmark and refund a portion of the excess rates received. Management believes the amount of refund, if any, would not have a material effect on VII Cable's combined financial position, results of operations or cash flows.

  On February 8, 1996, the President signed into law the Telecommunications Act of 1996 (the "Act") which among other things eases regulation of the cable and telephone businesses while opening each of them to increased competition. The Act deregulates expanded basic tiers of cable programming, such as VII Cable's Satellite Value Package, after March 31, 1999. It also deregulates any cable system that becomes subject to "effective competition" from a telephone company which provides comparable services by any means (except direct broadcast satellite). The Act repeals the statutory ban against telephone companies and certain public utility companies providing video programming in their own service areas as either cable systems, common carriers or newly created "open video systems." Additionally, the Act preempts state and local regulations barring cable operators and others from providing local telephone services and requires telephone companies to negotiate with new telephone service providers with respect to the interoperationality of each of their systems.

  During July 1991, VII Cable received reassessments from ten California counties of its real and personal property, related to the June 1987 acquisition by NAI, which could result in substantially higher California property tax liabilities. VII Cable is appealing the reassessments. At December 31, 1995 and 1994, VII Cable had paid $43,245 and $36,581, respectively, related to real and personal property taxes which have been recorded as an excess property tax receivable included in Other assets.

                                   VII CABLE

                            (DOLLARS IN THOUSANDS)
  VII Cable is involved in various claims and lawsuits arising in the ordinary course of business, none of which, in the opinion of management, will have a material adverse effect on VII Cable's financial position, results of operations or cash flows.

  In the ordinary course of business, VII Cable enters into long-term affiliation agreements with programming services which require that VII Cable continues to carry and pay for programming and meet certain performance requirements.

NOTE 9--PENSION PLANS AND OTHER EMPLOYEE BENEFITS

  Viacom has a noncontributory pension plan covering substantially all of its employees, including the employees of VII Cable. Retirement benefits are based principally on years of service and salary. Viacom has allocated charges for pension expense of $1,134 (1995), $1,574 (1994) and $1,392 (1993). Information
on the amount of actuarial present value of benefit obligations, fair value of plan assets and pension costs is not provided as such information is not maintained separately for employees of VII Cable. Further, the obligation for pension benefits earned prior to the consummation of the Exchange Offer will be retained by Viacom. All employees of VII Cable will be fully vested upon the Exchange Offer.

  Viacom also provides other employee benefits to VII Cable's employees, including certain medical and dental insurance costs and contributions to a 401(K) savings plan, at an allocated cost of $4,177 (1995), $4,364 (1994) and $4,387 (1993). In addition, certain executives of VII Cable participate in non-compensatory stock option plans of Viacom. There were no grants of stock options during 1995.

NOTE 10--OTHER ITEMS, NET

  During 1995, Other items, net principally reflects a pre-tax gain of $26,902 from the sale of marketable securities.

  As part of the settlement of the antitrust lawsuit filed by Viacom against Time Warner, Viacom sold all the stock of Viacom Cablevision of Wisconsin, Inc. to Warner Communications Inc. ("Warner"). This transaction was effective on January 1, 1993. As consideration for the stock, Warner paid the sum of $45,429 plus repayment of debt under the then current Viacom credit agreement in the amount of $49,000, resulting in a pre-tax gain of approximately $55,007 reflected in Other items, net. Also reflected in this line item is the net gain of $17,437 from sales of a portion of an investment held at cost in 1993.

                                   VII CABLE

                       COMBINED STATEMENTS OF OPERATIONS

                       (UNAUDITED; DOLLARS IN THOUSANDS)

                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                           --------------------
                                                             1996       1995
                                                           ---------  ---------
Revenues.................................................. $ 116,599  $ 105,872
Expenses:
  Operating (Note 4)......................................    51,730     46,379
  Selling, general and administrative (Note 4)............    24,236     21,339
  Depreciation and amortization...........................    21,807     19,913
                                                           ---------  ---------
    Total expenses........................................    97,773     87,631
                                                           ---------  ---------
Operating income..........................................    18,826     18,241
Other income (expense):
  Interest expense (Note 4)...............................   (11,958)   (12,057)
  Other items, net (Note 6)...............................     1,829     28,801
                                                           ---------  ---------
Earnings before income taxes..............................     8,697     34,985
  Provision for income taxes..............................    (5,154)   (15,284)
  Equity in loss of affiliated companies, net of tax......      (153)       (67)
                                                           ---------  ---------
Net earnings.............................................. $   3,390  $  19,634
                                                           =========  =========



                  See notes to combined financial statements.

                                   VII CABLE

                            COMBINED BALANCE SHEETS

                       (UNAUDITED; DOLLARS IN THOUSANDS)

                                               MARCH 31, 1996 DECEMBER 31, 1995
                                               -------------- -----------------
ASSETS
Current assets:
  Cash........................................   $    3,540      $    2,294
  Receivables, less allowances of $1,659
   (1996) and $1,689 (1995) (Note 4)..........       11,444          14,333
  Other current assets........................        2,986           3,342
                                                 ----------      ----------
    Total current assets......................       17,970          19,969
                                                 ----------      ----------
Property and equipment:
  Land........................................        5,909           5,470
  Buildings...................................       20,505          20,347
  Distribution systems........................      566,676         549,553
  Equipment and other.........................      169,656         171,958
                                                 ----------      ----------
                                                    762,746         747,328
  Less accumulated depreciation...............     (340,436)       (327,684)
                                                 ----------      ----------
    Net property and equipment................      422,310         419,644
                                                 ----------      ----------
Intangibles, at amortized cost................      556,659         561,229
Other assets..................................       67,912          65,971
                                                 ----------      ----------
                                                 $1,064,851      $1,066,813
                                                 ==========      ==========
LIABILITIES AND VIACOM EQUITY INVESTMENT
Current liabilities:
  Accounts payable (Note 4)...................   $   28,211      $   28,380
  Accrued expenses (Note 4)...................       31,129          30,613
  Accrued compensation........................        6,514           8,152
  Deferred taxes..............................       13,173          12,501
  Other current liabilities...................        1,263           1,477
                                                 ----------      ----------
    Total current liabilities.................       80,290          81,123
                                                 ----------      ----------
Deferred taxes................................       61,698          60,452
Long-term debt (Note 3).......................       57,000          57,000
Other liabilities.............................       11,044          11,131
Commitments and contingencies (Note 5)
Viacom equity investment (Note 2).............      854,819         857,107
                                                 ----------      ----------
                                                 $1,064,851      $1,066,813
                                                 ==========      ==========

                  See notes to combined financial statements.

                                   VII CABLE

                       COMBINED STATEMENTS OF CASH FLOWS

                       (UNAUDITED; DOLLARS IN THOUSANDS)

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                          --------------------
                                                            1996       1995
                                                          ---------  ---------
Operating activities:
 Net earnings............................................ $   3,390  $  19,634
 Adjustments to reconcile net earnings to net cash flow
  from operating activities:
  Depreciation and amortization..........................    21,807     19,913
  Gain on sale of marketable securities..................       --     (26,902)
  Decrease in receivables................................     2,889      5,643
  Increase (decrease) in accounts payable and accrued ex-
   penses................................................    (1,505)     2,286
  Other, net.............................................     2,274        660
                                                          ---------  ---------
    Net cash flow from operating activities..............    28,855     21,234
                                                          ---------  ---------
Investing activities:
  Capital expenditures...................................   (19,866)   (22,087)
  Proceeds from sale of marketable securities............       --      27,001
  Investments in and advances to affiliated companies....    (2,045)    (1,719)
  Other, net.............................................       (20)        11
                                                          ---------  ---------
    Net cash flow from investing activities..............   (21,931)     3,206
                                                          ---------  ---------
Financing activities:
  Distributions to Viacom................................  (125,312)  (145,468)
  Distributions from Viacom..............................    97,319     89,970
  Allocated charges from Viacom..........................    22,315     31,212
                                                          ---------  ---------
    Net cash flow from financing activities..............    (5,678)   (24,286)
                                                          ---------  ---------
Net increase in cash.....................................     1,246        154
Cash at beginning of period..............................     2,294      3,011
                                                          ---------  ---------
Cash at end of period.................................... $   3,540  $   3,165
                                                          =========  =========


                  See notes to combined financial statements.

                                   VII CABLE

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                       (UNAUDITED; DOLLARS IN THOUSANDS)

NOTE 1--BASIS OF PRESENTATION

  On July 24, 1995, Viacom Inc. ("Viacom"), Viacom International Inc. (after giving effect to the First Distribution as defined below, "VII Cable"), a wholly owned subsidiary of Viacom, and Viacom International Services Inc. ("New VII"), a wholly owned subsidiary of VII Cable, entered into certain agreements (the "Transaction Agreements") with Tele-Communications, Inc. ("TCI") and a subsidiary of TCI ("TCI Sub"), providing for, among other things, the conveyance of Viacom International Inc.'s non-cable assets and liabilities to New VII, the distribution of all of the common stock of New VII to Viacom (the "First Distribution"), the Exchange Offer (as defined below) and the issuance to TCI Sub of all of the Class B Common Stock of VII Cable. Viacom will commence an exchange offer (the "Exchange Offer") pursuant to which Viacom shareholders may exchange shares of Viacom Class A or Class B Common Stock for shares of VII Cable Class A Common Stock. The First Distribution will not occur until the date of consummation of the Exchange Offer.

  Prior to the consummation of the Exchange Offer, Viacom International Inc. will enter into a $1.7 billion credit agreement. Proceeds from such credit agreement will be transferred by Viacom International Inc. to New VII as part of the First Distribution. Viacom also entered into a definitive agreement with TCI under which TCI Sub, through a capital contribution of $350 million in cash, will purchase all of the shares of Class B Common Stock of VII Cable immediately following the consummation of the Exchange Offer. At that time, the shares of Class A Common Stock of VII Cable will convert into shares of cumulative redeemable exchangeable preferred stock (the "Preferred Stock"). The Preferred Stock will be exchangeable after the fifth anniversary of issuance at the holders' option for TCI Class A Common Stock.

  National Amusements, Inc. ("NAI"), which owns approximately 25% of Viacom Class A and Class B Common Stock on a combined basis as of March 31, 1996, will not participate in the Exchange Offer. The Exchange Offer and related transactions are subject to several conditions, including regulatory approvals, receipt of a tax ruling and consummation of the Exchange Offer.

  On October 13, 1995, TCI Sub (as buyer) and Prime Cable of Fort Bend, L.P. and Prime Cable Income Partners, L.P. (as sellers) executed asset and stock purchase and sale agreements providing for the sale of certain cable television systems serving the greater Houston Metropolitan Area for a total base purchase price of $301 million, subject to adjustments. On December 18, 1995, TCI Sub assigned all of its rights, remedies, title and interest in, to and under such agreements to InterMedia Partners Southeast ("IMP"). On May 8, 1996, IMP consummated the transactions under the Houston purchase agreements consummation of the VII Cable transaction, IMP intends to swap its Houston cable system for VII Cable's Nashville cable system. The swap is intended to qualify as a like-kind exchange under Section 1031 of the Internal Revenue Code. As of March 31, 1996, the net book value of VII Cable's Nashville cable system was $106,828.

  The accompanying unaudited combined financial statements and related notes reflect the carve-out historical results of operations and financial position of the cable television business of Viacom and have been prepared pursuant to the rules of the Securities and Exchange Commission. The unaudited combined financial statements reflect, in the opinion of management, all normal recurring adjustments necessary for a fair statement of financial position and results of operations of VII Cable. These unaudited combined financial statements should be read in conjunction with the audited combined financial statements of VII Cable for the three years ended December 31, 1995. These combined financial statements are not necessarily indicative of results that would have occurred if VII Cable had been a separate stand-alone entity during the periods presented or of future results of VII Cable.

                                   VII CABLE

                       (UNAUDITED; DOLLARS IN THOUSANDS)
NOTE 2--VIACOM EQUITY INVESTMENT

  An analysis of the Viacom equity investment activity is as follows:

     Balance as of December 31, 1995................................. $ 857,107
     Net earnings....................................................     3,390
     Cash distributions to Viacom....................................  (125,312)
     Cash distributions from Viacom..................................    97,319
     Allocated charges from Viacom...................................    22,315
                                                                      ---------
     Balance as of March 31, 1996.................................... $ 854,819
                                                                      =========

  Viacom funds the working capital requirements of its businesses based upon a centralized cash management system. Viacom equity investment includes accumulated equity as well as any payables and receivables due to/from Viacom resulting from cash transfers and other intercompany activities.

NOTE 3--LONG-TERM DEBT

  During 1994, Viacom International Inc. and certain of its subsidiaries (the "Subsidiary Borrowers") entered into a $311 million credit agreement (the "Credit Agreement"), of which $57 million was entered into by Viacom Cablevision of Dayton Inc. ("Dayton"), which is included in the combined financial statements for VII Cable. In the event that Dayton ceases to be a wholly owned subsidiary of Viacom or VII Cable, the $57 million of borrowings shall be due and payable on the date on which Dayton ceases to be such a wholly owned subsidiary. As a result of the transactions described in Note 1, New VII will assume Dayton's obligation under the credit agreement, and such amount will be repaid.

NOTE 4--RELATED PARTY TRANSACTIONS

  Viacom provides VII Cable with certain general services, including insurance, legal, financial and other corporate functions. Charges for these services have been primarily made based on the average of certain specified ratios of revenues, operating income and net assets. Management believes that the methodologies used to allocate these charges are reasonable. The charges for such services for the three months ended March 31, 1996 and March 31, 1995 were $3,017 and $2,055, respectively. These charges are included in selling, general and administrative expenses.

  In addition to the interest expense recorded by VII Cable on borrowings under the credit agreement described in Note 3, Viacom has allocated interest expense for the three months ended March 31, 1996 and March 31, 1995 of $11,421 and $11,651, respectively, related to Viacom corporate debt to VII Cable on the basis of a percentage of VII Cable's average net assets to Viacom's average net assets. Management believes that the methodology used to allocate these charges is reasonable.

  VII Cable, through the normal course of business, is involved in transactions with companies owned by or affiliated with Viacom. VII Cable has agreements to distribute television programs of such companies, including Showtime Networks Inc., MTV Networks, Comedy Central and USA Networks. The agreements require VII Cable to pay license fees based upon the number of customers receiving the service. Program license fees incurred under these agreements for the three months ended March 31, 1996 and March 31, 1995 were $8,639 and $6,877, respectively. These amounts are included in operating expenses. In addition, cooperative advertising expenses charged to affiliated companies for the three months ended March 31, 1996 and March 31, 1995 were $106 and $195, respectively. Related party receivables, included in receivables, were

                                   VII CABLE

                       (UNAUDITED; DOLLARS IN THOUSANDS)
$291 and $572 at March 31, 1996 and December 31, 1995, respectively. Related party liabilities, included in accounts payable, were $2,655 and $1,176 at March 31, 1996 and December 31, 1995, respectively. Related party liabilities, included in accrued expenses, were $2,918 and $2,645 at March 31, 1996 and December 31, 1995, respectively.

NOTE 5--COMMITMENTS AND CONTINGENCIES

  On October 5, 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992 (the "Cable Act"). In 1993, 1994 and 1995 the Federal Communication Commission (the "FCC") issued and subsequently clarified regulations implementing the rate regulation provisions of the Cable Act. As a result of the Cable Act, VII Cable's basic and tier service rates and its equipment and installation charges (the "Regulated Services") are subject to the jurisdiction of local franchising authorities and the FCC. Basic and tier service rates are set utilizing either FCC benchmarks and increase formulas, or cost of service methodologies; equipment and installation charges are based on actual costs.

  VII Cable believes that it has complied in all material respects with the provisions of the Cable Act. However, VII Cable's rates for Regulated Services are subject to review by appropriate local franchise authorities or, if a complaint is filed, the FCC. If as a result of such review a cable television system can not substantiate its rates, it could be required to retroactively reduce its rates to the appropriate benchmark and refund a portion of the excess rates received.

  Management believes the amount of refund, if any, would not have a material effect on VII Cable's combined financial position, results of operations or cash flows.

  On February 8, 1996, the Telecommunications Act of 1996 (the "Act") was signed into law. The Act eases regulation of the cable and telephone businesses while opening each of them to increased competition. The Act deregulates expanded basic tiers of cable programming, such as VII Cable's Satellite Value Package, after March 31, 1999. It expands the existing definition of "effective competition" which, when it occurs with respect to a particular cable system, results in the deregulation of that cable system's rates. The Act repeals the statutory ban against telephone companies and certain utility companies from providing video programming in their own service areas as either cable systems, common carriers or newly created "open video systems". Additionally, the Act substantially preempts state and local regulations barring cable operators and others from providing local telephone services and requires telephone companies to negotiate with new telephone service providers with respect to the interoperationality of each of their systems.

  During July 1991, VII Cable received reassessments from ten California counties of its real and personal property, related to the June 1987 acquisition by NAI, which could result in substantially higher California property tax liabilities. VII Cable is appealing the reassessments. At March 31, 1996 and December 31, 1995, VII Cable had paid $43,389 and $43,245, respectively, related to real and personal property taxes which have been recorded as an excess property tax receivable included in other assets.

  VII Cable is involved in various claims and lawsuits arising in the ordinary course of business, none of which, in the opinion of management, will have a material adverse effect on VII Cable's financial position, results of operations or cash flows.

  In the ordinary course of business, VII Cable enters into long-term affiliation agreements with programming services which require that VII Cable continues to carry and pay for programming and meet certain performance requirements.

NOTE 6--OTHER ITEMS, NET

  For 1995 other items, net, principally reflects a pre-tax gain of $26.9 million from the sale of marketable securities.

  Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for shares of Viacom Common Stock and any other required documents should be sent or delivered by each stockholder of Viacom or his or her broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at one of the addresses set forth below:

                             THE BANK OF NEW YORK

         By Mail:           Facsimile Transmission:     By Hand or Overnight
                                                              Courier:



    TENDER & EXCHANGE  (FOR ELIGIBLE INSTITUTIONS ONLY)
        DEPARTMENT              (212) 815-6213           TENDER & EXCHANGE
      P.O. BOX 11248                                         DEPARTMENT
  CHURCH STREET STATION                                  101 BARCLAY STREET
 NEW YORK, NY 10286-1248                                RECEIVE AND DELIVER
                                                               WINDOW
                                                         NEW YORK, NY 10286

                           Confirmation of Facsimile
                              Transmission ONLY:

                                (800) 361-9781

  Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Additional copies of this Offering
Circular - Prospectus, the Letter of Transmittal and other Exchange Offer material may be obtained from the Information Agent or the Dealer Manager as set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

               The Information Agent for the Exchange Offer is:

                                     LOGO
                               Wall Street Plaza
                              New York, NY 10005
                Banks and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll-Free: (800) 223-2064

                 The Dealer Manager for the Exchange Offer is:

                        WASSERSTEIN PERELLA & CO., INC.
                              31 West 52nd Street
                              New York, NY 10019
                         (212) 969-2700 (call collect)

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify such persons against expenses (including attorneys' fees) in actions brought by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and to the extent the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court of Chancery or other such court shall deem proper. To the extent such person has been successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for in, or granted pursuant to, Section 145 is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. Section 145 also provides that a corporation may maintain insurance against liabilities for which indemnification is not expressly provided by the statute.

  Article VI of Viacom International's Certificate of Incorporation provides for indemnification of the directors, officers, employees and agents of Viacom International, to the full extent currently permitted by the DGCL.

  In addition, Viacom International's Certificate of Incorporation, as permitted by Section 102(b) of the DGCL, limits directors' liability to Viacom International and its stockholders by eliminating liability in damages for breach of fiduciary duty. Article VII of Viacom International's Certificate of Incorporation provides that neither Viacom International nor its stockholders may recover damages from Viacom International's directors for breach of their fiduciary duties in the performance of their duties as directors of Viacom International. As limited by Section 102(b), this provision cannot, however, have the effect of indemnifying any director of Viacom International in the case of liability (i) for a breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, or (iv) for any transactions for which the director derived an improper personal benefit.

  Viacom International has in effect liability insurance policies covering certain claims against any of its respective officers or directors by reason of certain breaches of duty, neglect, error, misstatement, omission or other act committed by such person in his capacity as officer or director.

  VII Cable will enter into indemnification agreements with each person who will serve as a director of VII Cable immediately following the Stock Issuance. The indemnification agreements will generally provide (i) for the prompt indemnification to the fullest extent permitted by law against (a) any and all expenses including attorneys' fees and all other costs paid or incurred in connection with investigating, preparing to defend, defending or otherwise participating in any threatened, pending or completed action, suit or proceeding related to the fact that such indemnitee is or was a director, officer, employee, agent or fiduciary of VII Cable or is or was serving at VII Cable's request as a director, officer, employee, agent or fiduciary of another entity, or by reason of anything done or not done by such indemnitee in any such capacity and (b) any and all judgments, fines, penalties and amounts paid in settlement of any claim, unless the "Reviewing Party" (defined as one or more members of the VII Cable Board or appointee(s) of the VII Cable Board who are not parties to the particular claim, or independent legal counsel) determines that such indemnification is not permitted under applicable law and (ii) for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of such advancement to VII Cable if the Reviewing Party determines that the indemnitee is not entitled to such indemnification under applicable law. In addition, the indemnification agreements will provide (i) a mechanism through which an indemnitee may seek court relief in the event the Reviewing Party determines that the indemnitee would not be permitted to be indemnified under applicable law (and would therefore not be entitled to indemnification or expense advancement under the indemnification agreement) and (ii) indemnification against all expenses (including attorneys' fees), and the advancement thereof, if requested, incurred by the indemnitee in any action brought by the indemnitee to enforce an indemnity claim or to collect an advancement of expenses or to recover under a directors' and officers' liability insurance policy, regardless of whether such action is ultimately successful or not. Furthermore, the indemnification agreements will provide that after there has been a "change in control" in VII Cable (as defined in the indemnification agreements), other than a change in control approved by a majority of directors who were directors prior to such change, then, with respect to all determinations regarding rights to indemnification and the advancement of expenses, VII Cable will seek legal advice as to the right of the indemnitee to indemnification under applicable law only from independent legal counsel selected by the indemnitee and approved by VII Cable.

  The indemnification agreements will impose upon VII Cable the burden of proving that an indemnitee is not entitled to indemnification in any particular case and negate certain presumptions that may otherwise be drawn against an indemnitee seeking indemnification in connection with the termination of actions in certain circumstances. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under Delaware law, the VII Cable Bylaws or otherwise. Although not requiring the maintenance of directors' and officers' liability insurance, the indemnification agreements require that indemnitees be provided with the maximum coverage available for any VII Cable director or officer if there is such a policy.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

      4.3(a)   -- Certificate of Incorporation of Viacom International
                 Inc.*
      4.3(b)   -- By-Laws of Viacom International Inc.*
      4.3(c)   -- Form of Restated Certificate of Incorporation of VII
                 Cable*
      4.4(a)   -- Form of Certificate of VII Cable Class A Common Stock*
      4.4(b)   -- Form of Certificate of VII Cable Preferred Stock*
      5        -- Opinion of Shearman & Sterling as to the validity of
                 the VII Cable Class A Common Stock and VII Cable Pre-
                 ferred Stock*
      8        -- Internal Revenue Service Letter Ruling
     10.1      -- Parents Agreement*
     10.2      -- Implementation Agreement*
     10.3      -- Subscription Agreement*
     10.4      -- Forms of Credit Agreements relating to Facilities A and
                 B under the Loan*
     12.1      -- Computation of Ratio of Earnings to Fixed Charges and
                 Ratio of Earnings to Combined Fixed Charges and Pre-
                 ferred Stock Dividends of VII Cable
     12.2      -- Computation of Ratio of Earnings to Fixed Charges and
                 Ratio of Earnings to Combined Fixed Charges and Pre-
                 ferred Stock Dividends of Viacom*

     21        -- List of Subsidiaries of the Registrant*
     23.1      -- Consent of Price Waterhouse LLP as to financial state-
                 ments of Viacom Inc. and Paramount Communications Inc.
     23.2      -- Consent of Price Waterhouse LLP as to financial state-
                 ments of VII Cable
     23.3      -- Consent of Ernst & Young LLP as to financial statements of Paramount Communications Inc.
     23.4      -- Consent of Arthur Andersen LLP as to financial state-
                 ments of Blockbuster Entertainment Corporation
     23.5      -- Consent of Shearman & Sterling (included in their opin-
                 ion filed as Exhibit 5)*
     24        -- Powers of Attorney*
     27.1      -- Financial Data Schedule for Three Months Ended March
                 31, 1996*
     27.2      -- Financial Data Schedule for Year Ended December 31,
                 1995*
     99.1      -- Form of Letter of Transmittal
     99.2      -- Form of Notice of Guaranteed Delivery
     99.3      -- Form of Letter from Wasserstein Perella & Co., Inc. to
                 Securities Dealers, Commercial Banks, Trust Companies
                 and Other Nominees
     99.4      -- Form of Letter to Clients for use by Securities Deal-
                 ers, Commercial Banks, Trust Companies and Other Nomi-
                 nees
     99.5      -- Form of Letter to Participants in Viacom Employee Bene-
                 fit Plans
     99.6      -- Form of Memorandum to Participants in Viacom Employee
                 Benefit Plans

- --------
*  Previously filed.

  (b)Financial Statement Schedules.

    Schedule II--Valuation and Qualifying Accounts

  All other schedules are omitted because they are not applicable or the required information is shown on the financial statements or notes thereto.

ITEM 22. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 5 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 24, 1996.

                                          Viacom International Inc.

                                                  /s/ Sumner M. Redstone
                                          By __________________________________
                                            Sumner M. Redstone
                                            Chairman of the Board of
                                             Directors, Chief Executive
                                             Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the registration statement has been signed by the following persons in the capacities indicated on June 24, 1996:

            NAME AND SIGNATURE                                 TITLE
            ------------------                                 -----


          /s/ Sumner M. Redstone            Chairman of the Board of Directors,
___________________________________________   Chief Executive Officer
           (Sumner M. Redstone)

         /s/ George S. Smith, Jr.           Senior Vice President,
___________________________________________   Chief Financial Officer
          (George S. Smith, Jr.)

            /s/ Susan C. Gordon             Vice President, Controller,
___________________________________________   Chief Accounting Officer
             (Susan C. Gordon)

                     *                      Director
___________________________________________
            (George S. Abrams)

          /s/ Philippe P. Dauman            Director
___________________________________________
           (Philippe P. Dauman)

                     *                      Director
___________________________________________
            (Thomas E. Dooley)

                     *                      Director
___________________________________________
         (George D. Johnson, Jr.)

                     *                      Director
___________________________________________
               (Ken Miller)

                     *                      Director
___________________________________________
            (Brent D. Redstone)

                     *                      Director
___________________________________________
             (Shari Redstone)

                     *                      Director
___________________________________________
           (Frederic V. Salerno)

                     *                      Director
___________________________________________
            (William Schwartz)

                     *                      Director
___________________________________________
             (Ivan Seidenberg)


        /s/ Philippe P. Dauman
*By _________________________________
  Philippe P. Dauman,
  Attorney-in-Fact
  for the Directors

                                   VII CABLE

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                             (THOUSANDS OF DOLLARS)

         COL. A            COL. B         COL. C            COL. D       COL. E
         ------          ---------- ------------------- -------------- ----------
                         BALANCE AT CHARGED TO CHARGED                 BALANCE AT
                         BEGINNING  COSTS AND  TO OTHER                  END OF
      DESCRIPTION        OF PERIOD   EXPENSES  ACCOUNTS DEDUCTIONS (A)   PERIOD
      -----------        ---------- ---------- -------- -------------- ----------
Allowance for doubtful
 accounts:
  Year ended December
   31, 1995.............   $1,251     $7,362      --        $6,924       $1,689
  Year ended December
   31, 1994.............   $1,791     $6,178      --        $6,718       $1,251
  Year ended December
   31, 1993.............   $1,463     $7,250      --        $6,922       $1,791

- --------
Note:
(A) Includes amounts written off.

                                 EXHIBIT INDEX

                                                                           PAGE
 EXHIBIT                                                                    NO.
 -------                                                                   ----
 4.3(a)- Certificate of Incorporation of Viacom International Inc.*
 4.3(b)- By-Laws of Viacom International Inc.*
 4.3(c)- Form of Restated Certificate of Incorporation of VII Cable*
 4.4(a)- Form of Certificate of VII Cable Class A Common Stock*
 4.4(b)- Form of Certificate of VII Cable Preferred Stock*
 5     - Opinion of Shearman & Sterling as to the validity of the VII
          Cable Class A Common Stock and VII Cable Preferred Stock*
 8     - Internal Revenue Service Letter Ruling
 10.1  - Parents Agreement*
 10.2  - Implementation Agreement*
 10.3  - Subscription Agreement*
 10.4  - Forms of Credit Agreements relating to Facilities A and B under the Loan*
 12.1  - Computation of Ratio of Earnings to Fixed Charges and Ratio of
          Earnings to Combined Fixed Charges and Preferred Stock Divi-
          dends of VII Cable
 12.2  - Computation of Ratio of Earnings to Fixed Charges and Ratio of
          Earnings to Combined Fixed Charges and Preferred Stock Divi-
          dends of Viacom*
 21    -  List of Subsidiaries of the Registrant*
 23.1  - Consent of Price Waterhouse LLP as to financial statements of
          Viacom Inc. and Paramount Communications Inc.
 23.2  - Consent of Price Waterhouse LLP as to financial statements of
          VII Cable
 23.3  - Consent of Ernst & Young LLP as to financial statements of Par-
          amount Communications Inc.
 23.4  - Consent of Arthur Andersen LLP as to financial statements of
          Blockbuster Entertainment Corporation
 23.5  - Consent of Shearman & Sterling (included in their opinion filed as Exhibit 5)*
 24    - Powers of Attorney*
 27.1  - Financial Data Schedule for Three Months Ended March 31, 1996*
 27.2  - Financial Data Schedule for Year Ended December 31, 1995*
 99.1  - Form of Letter of Transmittal
 99.2  - Form of Notice of Guaranteed Delivery
 99.3  - Form of Letter from Wasserstein Perella & Co., Inc. to Securi-
          ties Dealers, Commercial Banks, Trust Companies and Other Nom-
          inees
 99.4  - Form of Letter to Clients for use by Securities Dealers, Com-
          mercial Banks, Trust Companies and Other Nominees
 99.5  - Form of Letter to Participants in Viacom Employee Benefit Plans
 99.6  - Form of Memorandum to Participants in Viacom Employee Benefit
          Plans

- --------
 *Previously filed.